The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933, as amended, on October 3, 2014.

Registration No. 333 -

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

MEDEQUITIES REALTY TRUST, INC.

(Exact name of registrant as specified in its governing instruments)

3102 West End Avenue, Suite 400

Nashville, TN 37203

(615) 324-7822

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John W. McRoberts

Chief Executive Officer and Chairman of the Board of Directors

MedEquities Realty Trust, Inc.

3102 West End Avenue, Suite 400

Nashville, TN 37203

(615) 324-7822

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John A. Good, Esq. David P. Slotkin, Esq. Morrison & Foerster LLP 2000 Pennsylvania Avenue, NW, Suite 6000 Washington, D.C. 20006 (202) 887-1500	Jay L. Bernstein, Esq. Jacob A. Farquharson, Esq. Clifford Chance US LLP 31 West 52nd Street New York, NY 10019 (212) 878-8000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase solely for over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED OCTOBER 3, 2014

PROSPECTUS

Shares

MEDEQUITIES REALTY TRUST, INC.

Common Stock

MedEquities Realty Trust, Inc., a Maryland corporation, is a self-managed and self-administered company that invests in a diversified mix of healthcare facilities and healthcare-related real estate debt investments. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014.

This is our initial public offering, and no public market currently exists for our common stock. We are offering              shares of our common stock, and the selling stockholders named in this prospectus are selling              shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders. We intend to apply to list our common stock on the New York Stock Exchange, or the NYSE, under the symbol “MRT.” We expect the initial public offering price of our common stock to be between $         and $         per share.

In connection with this offering, funds managed by BlueMountain Capital Management, LLC, or BlueMountain, which own an aggregate 23.4% of the outstanding shares of our common stock as of the date of this prospectus, have the right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its ownership percentage in us following the completion of this offering, without payment by us of any underwriting discounts or commissions.

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Internal Revenue Code of 1986, as amended, among other purposes, our charter prohibits, with certain exceptions, ownership by any person of more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, the outstanding shares of any class or series of our preferred stock or the aggregate outstanding shares of all classes and series of our capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 21 of this prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for a detailed description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional            shares of our common stock at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about                     , 2014.

FBR

The date of this prospectus is                     , 2014.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or information to which we have referred you. No dealer, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by us and referred to in this prospectus. If anyone provides you with different information, you should not rely on it. This prospectus and any free writing prospectus prepared by us is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or as of another date specified herein, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

We use market data and industry forecasts and projections throughout this prospectus, including data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there can be no assurance that any of the forecasts or projections will be achieved. We believe that the surveys and market research others have performed are reliable, but neither we nor the underwriters have independently investigated or verified this information. The market data and industry forecasts and projections that we have included in this prospectus have not been expertized and are, therefore, solely our responsibility. As a result, the third parties that prepared the market data and industry forecasts and projections do not and will not have any liability or responsibility whatsoever for any market data and industry forecasts and projections that are contained in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus.

i

GLOSSARY OF CERTAIN TERMS

The following is a glossary of certain terms used in this prospectus:

“Acute” refers to a disease or condition with a rapid onset and short course.

“ACH” means acute care hospital. These facilities are general medical and surgical hospitals that provide both inpatient and outpatient medical services and are owned and/or operated either by a non-profit or for-profit hospital or hospital system. These facilities often act as feeder hospitals to dedicated specialty facilities.

“ADA” means the Americans with Disabilities Act of 1990, as amended.

“CMS” means the Centers for Medicare and Medicaid Services, which administers Medicare, Medicaid and the State Children’s Health Insurance Program.

“EMTALA” means the Emergency Medical Treatment and Labor Act, as amended.

“Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010.

“HHS” means the U.S. Department of Health and Human Services.

“HITECH Act” means the Health Information Technology for Economic and Clinical Health Act.

“HIPPA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“IRF” means inpatient rehabilitation facility. These facilities provide inpatient rehabilitation services for patients recovering from injuries, organ transplants, amputations, cardiovascular surgery, strokes, and complex neurological, orthopedic and other medical conditions following stabilization of their acute medical issues.

“LTACH” means long-term acute care hospital. These facilities are designed for patients with serious medical problems that require intense, special treatment for an extended period of time (typically at least 25 days), offer more individualized and resource-intensive care than a skilled nursing facility, nursing home or acute rehabilitation facility, and patients are typically transferred to a long-term acute care hospital from the intensive care unit of a traditional hospital.

“MOB” means medical office buildings. These are single-tenant or multi-tenant buildings where doctors, physician practice groups, hospitals, hospital systems or other healthcare providers lease space and are typically located near or adjacent to acute care hospitals or other facilities where healthcare services are rendered. Medical office buildings can include outpatient surgical centers, diagnostic labs, physical therapy providers and physician office space in a single building.

“Post-acute” refers to the period of time following acute care, in which the patient continues to require elevated levels of medical treatment.

“SNF” means skilled nursing facility. These facilities usually house elderly patients and provide restorative, rehabilitative and nursing care for patients not requiring more extensive and sophisticated treatment that may be available at acute care hospitals or long-term acute care hospitals. They are distinct from and offer a much higher level of care for older adults compared to senior housing facilities. Patients typically enter skilled nursing facilities after hospitalization.

“Sub-acute” refers to a disease or condition of less severity or duration than acute diseases or conditions.

ii

PROSPECTUS SUMMARY

The following summary highlights some of the information contained elsewhere in this prospectus. It is not complete and does not contain all of the information you should consider before making an investment decision. You should read carefully the more detailed information set forth under the heading “Risk Factors” and the other information included in this prospectus. In this prospectus, unless the context suggests otherwise, references to “MedEquities,” “the Company,” “we,” “us” and “our” refer to MedEquities Realty Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including MedEquities Realty Operating Partnership, LP, a Delaware limited partnership, or our operating partnership, of which MedEquities OP GP, LLC, or the general partner, a wholly-owned subsidiary of our company, is the sole general partner. Unless indicated otherwise, the information included in this prospectus assumes that (i) the underwriters’ over-allotment option is not exercised, (ii) BlueMountain purchases             shares of our common stock pursuant to its right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its current ownership percentage in us following the completion of this offering and (iii) the common stock to be sold in this offering is sold at $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

Our Company

We are a self-managed and self-administered company that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014. As of the date of this prospectus, our portfolio is comprised of two long-term acute care hospitals, one skilled nursing facility, one medical office building and two healthcare-related debt investments. In addition, we have two healthcare facilities under contract for an aggregate purchase price of $35.8 million, consisting of one currently operating medical office building, which we expect to acquire prior to the completion of this offering, and one acute care hospital that is currently under development by a third-party developer. See “Our Business—Our Portfolio.”

Our strategy is to become an integral capital partner with high-quality, facility-based providers of healthcare services, primarily through net-leased real estate investments. We intend to continue to invest primarily across the acute and post-acute spectrum of care. We believe acute and post-acute healthcare facilities have the potential to provide higher risk-adjusted returns compared to other forms of net-leased real estate assets due to the specialized expertise and insight necessary to own, finance and operate these properties, which are factors that tend to limit competition among owners, operators and finance companies. We intend to continue to target healthcare providers or operators that are experienced, growth-minded and that we believe have shown an ability to successfully navigate a changing healthcare landscape. We expect to invest primarily in the following types of healthcare properties: acute care hospitals, short stay surgical and specialty hospitals (such as those focusing on orthopedic, heart, and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation facilities, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support these services, such as medical office buildings.

We intend to continue to capitalize on what we expect will be a need for significantly higher levels of capital investment in new and updated healthcare properties resulting from an aging U.S. population, increasing access to traditional healthcare services enabled by the Affordable Care Act, increasing regulatory oversight, rapidly changing technology and continuing focus on reducing healthcare costs. We believe these factors present opportunities for us to provide flexible capital solutions to healthcare providers as they seek the capital required to modernize their facilities, operate more efficiently and improve patient care.

While our preferred form of investment is fee ownership of a facility with a long-term triple-net lease with the healthcare provider or operator, we also intend to continue to provide debt financing to healthcare providers, typically in the form of mortgage or mezzanine loans. In addition, we may provide capital to finance the development of healthcare properties, which we may use as a pathway to the ultimate acquisition of pre-leased properties by including purchase options or rights of first offer in the loan agreements.

Our Management Team

Our management team has extensive experience in acquiring, owning, developing, financing, operating, leasing and disposing of many types of healthcare properties and portfolios, as well as acquiring, owning, financing, operating and selling healthcare operating companies. Our management team is led by John W. McRoberts, our chief executive officer and chairman of our board of directors, William C. Harlan, our president and a member of our board of directors, and Jeffery C. Walraven, our chief financial officer. Each of Messrs. McRoberts and Harlan has over 30 years of experience investing in healthcare real estate and operating companies, having completed over 170 acquisitions of healthcare-related facilities through various investment vehicles. Mr. Walraven has 22 years of public accounting experience, serving many public REIT clients since 1999, most recently as an assurance managing partner at BDO USA, LLP where his primary responsibilities included providing core and peripheral assurance services and business operational and tax consulting services, including with respect to numerous public and private REIT offerings.

Our Portfolio

As of the date of this prospectus, our portfolio is comprised of (i) two long-term acute care hospitals and one skilled nursing facility that we acquired on August 1, 2014 for an aggregate purchase price of $91.0 million, (ii) two healthcare-related debt investments in the aggregate principal amount of $28.0 million that closed on August 1, 2014 and (iii) one medical office building that we acquired on September 19, 2014 for $15.2 million. In addition, we have two healthcare facilities under contract for an aggregate purchase price of $35.8 million, consisting of one currently operating medical office building, which we expect to acquire prior to the completion of this offering, and one acute care hospital that is currently under development by a third-party developer. Although we have entered into a purchase and sale agreement with the seller of this development property and negotiated a lease with the tenant of this property, we will not acquire this property until the development of the property is completed and the tenant’s lease has commenced, which we expect to occur during the first quarter of 2015.

Healthcare Facilities

The following table contains information regarding the healthcare facilities in our portfolio, excluding our properties under contract, as of the date of this prospectus (dollars in thousands). Initial annualized base rent does not represent historical rental amounts. Rather, for medical office buildings, initial annualized base rent represents the actual aggregate base rent for in-place leases for the month ended June 30, 2014 multiplied by 12. For single-tenant properties other than Mountain’s Edge Hospital, initial annualized base rent represents base rent for the first month of the lease (August 2014) multiplied by 12.

Facility Type	Number of Buildings	Gross Purchase Price	% of Total Gross Purchase Price	% Leased	Initial Annualized Base Rent(1)	Percent of Total Annualized Base Rent
Long-Term Acute Care Hospitals	2	$71,010	66.9%	100.0%	$6,173	66.1%
Skilled Nursing Facilities	1	20,000	18.8	100.0	1,800	19.3
Medical Office Buildings	1	15,155	14.3	84.1	1,365	14.6

Total	4	$106,165	100.0%	98.3%	$9,338	100.0%

(1)	Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For more information on the expiration of these leases, see “Our Business—Lease Expirations.”

The following tables contain information regarding the healthcare facilities in our portfolio, including our properties under contract, as of the date of this prospectus (dollars in thousands). Initial annualized base rent does not represent historical rental amounts. Rather, for medical office buildings, initial annualized base rent represents the actual aggregate base rent for in-place leases for the month ended June 30, 2014 multiplied by 12. For single-tenant properties other than Mountain’s Edge Hospital, initial annualized base rent represents base rent for the first month of the lease (August 2014) multiplied by 12. With respect to Mountain’s Edge Hospital, which is currently under development by a third party, initial annualized base rent represents the expected base rent for the first month of the lease, multiplied by 12.

Facility Type	Number of Buildings	Gross Purchase Price	% of Total Gross Purchase Price	% Leased	Initial Annualized Base Rent(1)	Percent of Total Annualized Base Rent
Long-Term Acute Care Hospitals	2	$71,010	50.0%	100.0%	$6,173	49.4%
Acute Care Hospital(2)	1	27,370	19.3	100.0	2,395	19.1
Medical Office Buildings(3)	2	23,574	16.6	88.2	2,140	17.1
Skilled Nursing Facilities	1	20,000	14.1	100.0	1,800	14.4

Total	6	$141,954	100.0%	95.3%	$12,508	100.0%

(1)	Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For information on the expiration of these leases, see “Our Business—Lease Expirations.”
(2)	This property is currently under development and is not yet operational. We have entered into a purchase and sale agreement with the seller of this property and have executed a lease with the tenant of this property as described under “Our Business—Description of Properties and Investments in Our Portfolio.” However, we will not acquire this property until the development of the property is completed and the tenant’s lease has commenced, which we expect to occur during the first quarter of 2015.
(3)	We have entered into a purchase and sale agreement with respect to one of the medical office buildings and expect to complete the acquisition prior to the completion of this offering, subject to the satisfaction of certain closing conditions. See “Our Business—Description of Properties and Investments in Our Portfolio—Properties under Contract.”

Property	Major Tenant(s)(1)	Location	Property Type	% Leased	Gross Purchase Price	Initial Annualized Base Rent(2)		Lease Expiration(s)	GLA/ Square Feet
Current Properties
Kentfield Rehab & Specialty Hospital	Vibra Healthcare	Kentfield, CA	LTACH	100.0%	$51,000	$4,463	(3)	December 2029	40,091

Magnolia Place of Spartanburg	Fundamental Healthcare	Spartanburg, SC	SNF	100.0	20,000	1,800		July 2026	50,397	(4)

Horizon Specialty Hospital of Henderson	Fundamental Healthcare	Las Vegas, NV	LTACH	100.0	20,010	1,710	(5)	July 2029	37,209

North Brownsville Medical Plaza(6)	VBOA ASC Partners and FPW Management & Support Services	Brownsville, TX	MOB	84.1	15,155	1,365	(7)	December 2017 and February 2018	67,682

Subtotal				94.5%	$106,165	$9,338			195,379

Property	Major Tenant(s)(1)	Location	Property Type	% Leased	Gross Purchase Price	Initial Annualized Base Rent(2)		Lease Expiration(s)	GLA/ Square Feet

Properties under Contract
Mountain’s Edge Hospital(8)	Fundamental Healthcare	Las Vegas, NV	ACH	100.0%	$27,370	$2,395	(9)	March 2030	73,000

Dairy Ashford(11)	Memorial Clinical Associates	Houston, TX	MOB	93.2	8,419	775	(10)	February 2018	57,800

Subtotal				97.0%	$35,789	$3,170			130,800
Total				95.3%	$141,954	$12,508			326,179

(1)	For properties other than medical office buildings, the tenant listed is the parent guarantor. With respect to Fundamental Healthcare, the guarantor is THI of Baltimore, Inc. (“THI of Baltimore”), a wholly owned subsidiary of Fundamental Healthcare. For additional information, see “Our Business—Description of Properties and Investments in Our Portfolio.”
(2)	Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For information on the expiration of these leases, see “Our Business—Lease Expirations.”
(3)	Under the lease agreement, we have agreed to advance $7,000 to the tenant to fund renovations, and the tenant will be required to draw the full amount no later than June 30, 2015. The monthly rent will be increased each month by 8.75% of the amount that has been advanced as of the end of the preceding month.
(4)	Includes approximately 17,512 square feet that has recently been developed and is awaiting final licensure to add additional beds to this recently completed space.
(5)	Excludes $1,300 in a lease incentive that we have granted to the tenant under the terms of the lease.
(6)	We acquired all of the seller’s rights as lessee under the ground lease for the real property on which North Brownsville Medical Plaza is located. The ground lease expires in 2081, with two ten-year extension options, and provides for annual base rent of approximately $153 in 2014. For additional information, see “Our Business—Description of Properties and Investments in Our Portfolio.”
(7)	Initial annualized base rent represents aggregate base rent for the month ended June 30, 2014 multiplied by 12. Initial annualized base rent excludes certain property operating expenses that are reimbursable by the tenant, which are included as other rental income. For the year ended December 31, 2013, base rents were approximately $1,307, tenant reimbursable expenses were approximately $750 and direct operating expenses were approximately $980, which resulted in approximately $1,077 of revenues in excess of certain direct operating expenses for the property. Historical direct operating expenses may not be indicative of our expenses in the future in the operation of the property. See the historical statements of revenue and certain direct operating expenses of Brownsville I.M.P. LTD for additional important information.
(8)	This property is currently under development and is not yet operational. The property is expected to have approximately 73,000 square feet of GLA. We have entered into a purchase and sale agreement with the seller of this property and have executed a lease with the tenant of this property as described under “Our Business—Description of Properties and Investments in Our Portfolio—Properties under Contract.” However, we will not acquire this property until the development of the property is completed and the tenant’s lease has commenced, which we expect to occur during the first quarter of 2015.
(9)	We have agreed to purchase up to $3,000 in furnishing, fixtures and equipment to be installed at the facility. The initial annualized base rent will be increased by 8.75% of the amount of furnishings, fixtures and equipment purchased by us.
(10)

Initial annualized base rent excludes certain property operating expenses that are reimbursable by the tenant, which are included as other rental income. For the year ended December 31, 2013, base rents were approximately $743, tenant reimbursable expenses were approximately $426 and direct operating expenses were approximately $607, which resulted in approximately $562 of revenues in excess of certain direct operating expenses for the property. Historical direct operating expenses may not be indicative of our expenses in the future in the operation of the property. See the historical statements of revenue and certain direct operating expenses of Medistar Dairy Ashford Professional Building, LLC for additional important information.
(11)	The acquisition of this property is subject to certain material conditions to closing. See “Our Business – Description of Properties and Investments in our Portfolio – Properties under Contract—Dairy Ashford Medical Office Building—Acquisition Terms.”

Overall payor mix for the year ended December 31, 2013 for the single-tenant operating properties in our portfolio was composed of approximately 51.8% Medicare, 6.4% Medicaid, 40.4% commercial payors and 1.4% other payors.

Debt Investments

The following table contains information regarding the mortgage loans in our portfolio as of the date of this prospectus (dollars in thousands):

Loan	Borrower(s)	Principal Amount	Term	Initial Interest Rate	First Lien Mortgage	Guarantors
Amarillo Mortgage Loan(1)	Longhorn RE Associates, L.P.(2)	$18,000	5/20 years(3)	9.00%	Vibra Rehabilitation Hospital of Amarillo	Vibra Healthcare, LLC and Vibra Healthcare II, LLC(4)

Vibra Mortgage Loan	Vibra Healthcare, LLC and Vibra Healthcare II, LLC	$10,000	5/20 years(5)	9.00%	Vibra Hospital of Western Massachusetts	Vibra Healthcare Real Estate Company II, LLC and Vibra Hospital of Western Massachusetts, LLC

(1)	Under the Amarillo Mortgage Loan, we have the exclusive right to acquire the Vibra Rehabilitation Hospital of Amarillo for a purchase price of up to $30,000, and to enter into a lease with the tenant at any time during the initial five-year term, but not within the first year of the Amarillo Mortgage Loan. For additional information, see “Our Business—Description of Properties and Investments in Our Portfolio—Debt Investments.”
(2)	Longhorn RE Associates, L.P. is the owner of Vibra Rehabilitation Hospital of Amarillo, which is leased and operated by a subsidiary of Vibra Healthcare II, LLC.
(3)	Following the initial interest-only five-year term, the Amarillo Mortgage Loan will automatically convert to a 15-year amortizing loan requiring payments of principal and interest unless prepaid. The Amarillo Mortgage Loan may be prepaid during the initial five-year term only if Vibra Healthcare, LLC or Vibra Healthcare II, LLC, or one of their respective affiliates, enters into a sale-leaseback transaction with us equal to or exceeding $20,000 in value.
(4)	Vibra Healthcare, LLC and Vibra Healthcare II, LLC serve as guarantors under the lease between Longhorn RE Associates, L.P. and the Vibra Healthcare II, LLC subsidiary that is the tenant of Vibra Rehabilitation Hospital of Amarillo. Pursuant to the Amarillo Mortgage Loan, such lease and guaranty were assigned to us as security for the loan. For additional information, see “Our Business—Description of Properties and Investments in Our Portfolio—Debt Investments.”
(5)	Following the initial interest-only five-year term, the Vibra Mortgage Loan will automatically convert to a 15-year amortizing loan requiring payments of principal and interest unless prepaid. The Vibra Mortgage Loan may be prepaid during the initial five-year term only if Vibra Healthcare, LLC or Vibra Healthcare II, LLC, or one of their respective affiliates, enters into a sale-leaseback transaction with us equal to or exceeding $25,000 in value.

Acquisitions under Evaluation

In addition to our properties under contract, we have identified and are in various stages of reviewing in excess of $         million of additional potential acquisitions of healthcare properties, which amount is estimated in each case based on our preliminary discussions with the sellers and/or our internal assessment of the values of the properties. Of these acquisitions under evaluation, we have entered into non-binding letters of intent for the acquisition of an aggregate of $         million of healthcare facilities, including nine skilled nursing facilities, three inpatient rehabilitation facilities, two short-term acute care hospitals, two behavioral health centers, one acute care hospital and one medical office building. Included in this total is a portfolio of 17 skilled nursing facility real estate investments from a single seller with an aggregate purchase price of approximately $         million. We have engaged in preliminary discussions with the owners, commenced the process of conducting diligence on certain of these properties and/or submitted or entered into non-binding indications of interest or term sheets to the owners of these properties, which are the basis for our purchase price estimates. However, we have not entered into binding commitments with respect to any of the properties under evaluation, and the pricing and terms of such transactions are subject to negotiation and ongoing due diligence and, therefore, we do not believe any of these transactions are probable as of the date of this prospectus. Facilitating any acquisition under evaluation into a binding commitment with the seller is influenced by many factors including, but not limited to, the existence of other competitive bids, the satisfactory completion of all due diligence items by both parties and regulatory or lender approval, if required. The impact of these factors on the timing of any acquisition can vary based on the nature and size of each transaction. Once a binding commitment is reached with a seller, in the form of an executed purchase and sale agreement, closing on the transaction is generally expected to occur within 30 to 60 days subject to the completion of routine property due diligence that is customary in real estate transactions. Accordingly, there can be no assurance that we will enter into definitive agreements to acquire or ultimately complete the acquisition of any healthcare property under evaluation on the terms currently anticipated, or at all, and cannot predict the timing of any potential acquisitions if any are completed.

Market Opportunity

CMS and the U.S. Office of the Actuary estimate that healthcare comprised 18% of U.S. gross domestic product, or GDP, in 2013. According to HHS, from 1960 to 2012, healthcare spending as a percentage of the U.S. GDP increased from 5.0% to 17.2%. According to the January 2014 National Health Expenditures report by CMS, healthcare spending is projected to reach 19.2% of GDP by 2020. Similarly, overall healthcare expenditures have risen sharply from $1.4 trillion in 2000 to $2.8 trillion in 2012. In this report, CMS projects national healthcare expenditures to grow at a relatively stable rate of approximately 6.1% per year to reach $4.4 trillion by 2020.

National Healthcare Expenditures

(2004-2020)

Source: HHS, CMS

We believe that there are several fundamental drivers behind the expected sustained growth in demand for healthcare services, including:

•	Aging and growing U.S. population: Between 2013 and 2050, the U.S. population over 65 years of age is projected to more than double from about 43 million to nearly 90 million people, according to the U.S. Census Bureau. Furthermore various factors, including advances in healthcare treatments, are resulting in longer life expectancies. According to the Centers for Disease Control and Prevention, from 1950 to 2009, the average life expectancy at birth in the U.S. increased from 68.2 years to 78.5 years. By 2050, the average life expectancy at birth is projected to increase to 83.8 years, according to the U.S. Census Bureau.

•	Disproportionate spending across older Americans: The chart below highlights the distribution of median healthcare expenditures by age. According to HHS, those age 65 and over spend more per person on healthcare than all other age categories combined. We believe that healthcare expenditures for the U.S. population over 65 years of age will continue to rise as a disproportionate share of healthcare dollars is spent on older Americans due to increasing requirements for treatment and management of chronic and acute health ailments.

U.S. Population Age 65 and Over	Median Healthcare Spending per Person by Age Group

Source: U.S. Census Bureau, the Statistical Abstract of the United States.	Source: Department of Health and Human Services Agency for Healthcare Research and Quality, Medial Expenditure Panel Survey, 2012

•	Healthcare is less impacted by macroeconomic conditions: Demand for healthcare and healthcare properties is based primarily on demographics and healthcare needs rather than macroeconomic conditions. This is evidenced by the steady growth of both healthcare related expenditures and healthcare employment through the 2008-2009 recession. For example, during 2008 and 2009 virtually all industries experienced widespread job losses while the healthcare industry continued to create jobs. During 2008 and 2009, a total of 317,000 and 234,000 new healthcare-related jobs, respectively, were created, corresponding to employment gains of 2.4% and 1.7%, according to the Bureau of Labor Statistics. By comparison, total non-farm employment declined by 2.6% and 3.8% in 2008 and 2009, respectively.

•	Affordable Care Act increases market size: The Affordable Care Act requires that every American have health insurance beginning in 2014 or be subject to a penalty. We expect millions of additional Americans to gain access to health insurance and participate in healthcare services that were once difficult to access. To that end, according to the Congressional Budget Office, implementation of the Affordable Care Act is expected to result in 26 million additional insured Americans by the end of 2017.

We believe that delivery of healthcare is shifting toward greater use of specialized facilities and is becoming less reliant on traditional “one-stop” acute care hospitals, and that the evolving regulatory environment has led to increased focus on reducing healthcare costs while improving patient outcomes. We further believe that specialized acute and post-acute care facilities, which are less costly to build, maintain and operate compared to traditional hospitals, will be an increasingly important factor in lowering healthcare delivery costs while improving patient quality of care. As a result, we believe the market is experiencing rising demand for newer, more convenient, technologically advanced and efficient healthcare properties, which is driving existing and newly formed medical service providers to modernize their facilities by renovating existing properties and building new facilities. Additionally, in order to operate profitably within a managed care environment, medical service providers are aggressively trying to increase patient populations, while maintaining lower overhead costs, through consolidation with other operators and by building new facilities that are more attractive to patients and their families, have greater operating efficiencies, and are increasingly being located in areas of population and patient growth.

While we believe that an increasing proportion of providers prefer to outsource their ownership and management of real estate to third-parties, the ownership of healthcare properties remains highly fragmented. According to the study “Slicing, Dicing and Scoping the Size of the U.S. Commercial Real Estate Market” (a study conducted by Andrew C. Florance, Norm G. Miller, Jay Spivey, and Ruijue Peng who were affiliated with the CoStar Group, Inc. and the University of San Diego), the size of the healthcare real estate market was approximately $1.3 trillion as of 2010. As of December 31, 2013, public REITs owned only approximately $101.7 billion of healthcare real estate assets. The high fragmentation that characterizes the market also creates significant investment opportunities for experienced investors like us to grow our business by acquiring institutional-quality healthcare facilities.

Competitive Strengths

We believe that the following competitive strengths will support the accretive growth of our business and the implementation of our business plan:

•	Experienced Management Team with Successful Track Record. Our management team has a proven track record of successfully investing in and managing a portfolio of healthcare properties. In 1993, Messrs. McRoberts and Harlan founded Capstone Capital Corporation, or Capstone, completed a successful initial public offering of Capstone in 1994 and led the merger of Capstone with Healthcare Realty Trust, Inc. in 1998.

In 2001, Mr. McRoberts invested in, and subsequently became president and chief executive officer of, MeadowBrook Healthcare, Inc., a private company that purchased and operationally restructured four under-performing rehabilitation hospitals.

•	Access to Attractive Off-Market and Target-Marketed Acquisition and Investment Opportunities. As healthcare industry veterans, Messrs. McRoberts and Harlan have long-standing relationships with owners, operators and developers of healthcare properties, who we believe value their industry knowledge and commitment to working in a cooperative and supportive manner. In addition, Messrs. McRoberts and Harlan have extensive relationships with private equity groups, attorneys, contractors and commercial bankers who invest in or otherwise support healthcare services operators. For example, Messrs. McRoberts and Harlan were employed by Carter Validus Advisors, LLC, the advisory company to Carter Validus Mission Critical REIT, from October 2010 to April 2012, where they served as the President and Head of Healthcare, respectively, and continued to serve following 2012 as consultants, and where, as leaders of the senior management team, they were involved in sourcing and structuring off-market acquisitions and options to acquire and mezzanine financings on seven healthcare properties involving over $350 million in investment activity. Each of the properties that we have acquired or are under contract to acquire was an off-market transaction sourced through the existing relationships of our management team, and we believe these relationships will provide us with additional off-market acquisition and investment opportunities, as well as target-marketed opportunities that are strategically presented to a limited number of capital providers. We believe such off-market and target-marketed transactions may not be available to many of our competitors and provide us with the opportunity to purchase assets outside the competitive bidding process.

•

Experience-Driven Investment Underwriting Process. We believe our management team’s depth of experience in healthcare real estate, operations and finance, including underwriting debt and equity investments in healthcare properties, provides us with unique perspective in underwriting potential investments. Our rigorous investment underwriting process focuses on both real estate and healthcare operations and includes a detailed analysis of the property, including historical and projected cash flow and capital needs, visibility of location, quality of construction and local economic, demographic and regulatory factors, as well as an analysis of the financial strength and experience of the healthcare operator and its management team. We believe our underwriting process will support our ability to deliver attractive risk-adjusted returns to our stockholders.

•	High-Quality Portfolio. Our portfolio is comprised of approximately $134.2 million in investments, consisting of two long-term acute care hospitals, one skilled nursing facility and one medical office building that we acquired for an aggregate purchase price of $106.2 million and two mortgage loans secured by two hospitals in the aggregate principal amount of $28.0 million. In addition, we have two healthcare facilities under contract for an aggregate purchase price of $35.8 million, consisting of one currently operating medical office building, which we expect to acquire prior to the completion of this offering, and one acute care hospital that is currently under development by a third-party developer. The properties in our portfolio and the properties that we have under contract primarily are state-of-the-art facilities with high-quality amenities located in attractive markets with favorable demographic trends. The single-tenant properties in our portfolio are leased to high-quality, experienced providers covering the acute and post-acute spectrum of care, are subject to long-term triple-net leases with rent escalations and are supported by parent guarantees, cross-default provisions and/or cross-collateralization provisions. As of the date of this prospectus, the healthcare properties in our portfolio and our properties under contract are 95.3% leased and have a weighted-average remaining lease term of 11.8 years.

•	Strong Alignment of Interests. We believe the interests of our management team, our board of directors and our stockholders are strongly aligned. Certain members of our management team and board of directors purchased an aggregate of 405,833 shares of common stock in the management/director private placement described below, which closed on July 31, 2014. In addition, we have granted our management team an aggregate of 105,950 shares of restricted common stock, which will vest on the third anniversary of the grant date, and an aggregate of 158,927 restricted stock units that will vest on the third anniversary of the grant date only if certain performance metrics are achieved. See “Management—Executive Compensation—Equity Grants.” As a result, as of the date of this prospectus, our management team and directors collectively own approximately 4.7% of our company on a fully diluted basis, which we believe aligns their interests with those of our stockholders.

Our Business and Growth Strategies

Our primary business objective is to provide our stockholders with stable cash distributions and an opportunity for value enhancement over time through investments in a diversified mix of healthcare properties, coupled with proactive management and prudent financing of our healthcare property investments. Key elements of our strategy include:

•	Focus on Multiple Types of Acute and Post-Acute Healthcare Properties. We focus on acquiring multiple types of acute and post-acute healthcare properties, including: acute care hospitals, short-stay surgical and specialty hospitals (such as those focusing on orthopedic, heart and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation facilities, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support the aforementioned, such as medical office buildings (including those providing outpatient surgery, diagnostics, physical therapy and physician office space in a single building). We believe that by investing in facilities that span the acute and post-acute spectrum of care, we will be able to adapt to, and capitalize on, changes in the healthcare industry and to support, grow and develop long-term relationships with providers that serve the highest number of patients at the highest-yielding end of the healthcare real estate market.

•	Employ Multiple Investment Structures to Maximize Investment Returns. We intend to continue to employ multiple investment structures to maximize investment returns, including: healthcare property purchases with triple-net leases back to the operators, first mortgage loans secured by healthcare properties, mezzanine loans secured by ownership interests in entities that own healthcare properties, leasehold mortgages, loans to healthcare operators and equity investments in healthcare operators. In addition, we may provide capital to finance the development of healthcare properties, which may lead to the ultimate acquisition of pre-leased properties. We believe that providing operators and developers with a variety of financing options enhances yield, provides a pathway to additional investments and positions us as a favorable capital partner that can accommodate creative and flexible capital structures.

•	Negotiate Well-Structured Net Leases with Strong Coverage. Our primary ownership structure is a facility purchase with a long-term triple-net lease with the healthcare provider. We intend to continue to enter into leases that generally have minimum lease coverage ratio requirements (the ratio of the tenant’s earnings before interest, taxes, depreciation, amortization and rent, or EBITDAR, to its annualized base rent) and fixed charge coverage ratio requirements (the ratio of the tenant’s EBITDAR to its annualized fixed charges (rent, interest and current maturities of long-term debt)). For single tenant properties, we also seek to structure our leases with lease terms ranging from 10 to 25 years and rent escalators that provide a steadily growing cash rental stream. Our lease structures are designed to provide us with key credit support for our rents, including, in certain cases, lease deposits, covenants regarding liquidity, minimum working capital and net worth, liens on accounts receivable and other operating assets, and various provisions for cross-default, cross-collateralization and corporate or parent guarantees, when appropriate. Based on information provided to us by our lease guarantors, the aggregate EBITDAR coverage ratio for the single-tenant properties in our portfolio based on guarantor financial results for 2013 is approximately 1.7x and the fixed charge coverage ratio is approximately 1.2x. We believe these features to help insulate us from variability in operator cash flows and enable us to minimize our expenses while we continue to build our portfolio.

•	Adhere to Rigorous Investment Underwriting Criteria. We have adopted a rigorous investment underwriting process based on extensive analysis and due diligence with respect to both the healthcare real estate and the healthcare service operations. We seek to make investments in healthcare properties that have the following attributes: well-located, visible to traffic, in good physical condition with predictable future capital improvement needs and with a profitable operating history or, if a new or non-stabilized facility, a viable and supportable projection of profitability, a well-qualified and experienced operator or guarantor with a good credit history, and located in a market with economic, demographic and regulatory trends that we believe support increasing facility revenues.

•	Actively Monitor the Performance of Our Facilities and Industry Trends. We actively monitor the financial and operational performance of our tenants and lease guarantors and of the specific facilities in which we invest through a variety of methods, such as reviews of periodic financial statements, operating data and clinical outcomes data, regular meetings with the facility management teams and joint strategic planning with facility operators. Pursuant to the terms of our leases, our tenants are required to provide us with certain periodic financial statements and operating data, and, during the terms of such leases, we conduct joint evaluations of local facility operations and participate in discussions about strategic plans that may ultimately require our approval pursuant to the terms of our lease agreements. Our management team also communicates regularly with their counterparts at our tenants, and others who closely follow the healthcare industry, in order to maintain knowledge about changing regulatory and business conditions. We believe this knowledge, combined with our management team’s experience in the healthcare industry, allows us to anticipate changes in our tenants’ operations in sufficient time to strategically and financially plan for changing economic, market and regulatory conditions.

•	Conservatively Utilize Leverage in Our Investing Activities. We intend to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, future cash flows, the creditworthiness of tenants/operators and future rental rates, with the ultimate objective of becoming an issuer of investment grade debt. We are currently in discussions to obtain commitments from a lending syndicate for a secured revolving credit facility, which would be used primarily to fund acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Anticipated Secured Revolving Credit Facility.” We initially intend to target a ratio of debt to gross undepreciated asset value of between 40% and 50%. However, our charter and bylaws do not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total amount of our borrowings.

Anticipated Secured Revolving Credit Facility

We have entered into a mandate letter agreement and non-binding term sheet with KeyBank National Association, or KeyBank as administrative agent, and KeyBanc Capital Markets Inc., as lead arranger, regarding a proposed $150.0 million senior secured revolving credit facility with KeyBank and other mutually agreed upon lenders. We expect that the credit facility will include an accordion feature that will allow us to request an increase in total borrowing capacity under the facility up to $350.0 million, subject to certain conditions, including obtaining additional commitments from lenders. The credit facility is expected to bear interest at a rate per annum equal to either the London Interbank Offered Rate, or LIBOR, plus a margin between 2.75% and 3.25% or a base rate plus a margin between 1.75% and 2.25%, in each case depending on our leverage. We expect the credit facility to have a two-year term, with two one-year extension options, subject to certain conditions. We expect that certain of our properties will be used as collateral for the credit facility and that each of our subsidiaries that owns a property included in the borrowing base and each of our material subsidiaries will guarantee our obligations under the credit facility. The proposed credit facility would be used primarily to fund acquisitions but could also be available for general corporate purposes.

The mandate letter and term sheet do not create any binding commitment or agreement on the part of KeyBank to provide the credit facility on the terms described above. As such, we cannot provide any assurance that we will be able to enter into a definitive agreement relating to this credit facility on the terms described above or at all.

Summary Risk Factors

An investment in our common stock is subject to significant risks. You should carefully consider the matters discussed under the section captioned “Risk Factors” beginning on page 21 before deciding to invest in our common stock. These risk factors include but are not limited to the following:

•	We have a limited operating history and limited resources and may not be able to successfully operate our business, continue to implement our investment strategy or generate sufficient revenue to make or sustain distributions to our stockholders.

•	Our growth will depend upon future acquisitions of healthcare properties, and we may be unsuccessful in identifying and consummating attractive acquisitions or taking advantage of other investment opportunities, which would impede our growth and negatively affect our cash available for distribution to stockholders.

•	We may be unable to complete the acquisition of our properties under contract, which would adversely affect our results of operations and ability to make distributions to our stockholders.

•	We face additional risks associated with property development that can render a project less profitable or not profitable at all and, under certain circumstances, prevent completion of development activities once undertaken.

•	We have not identified the use of a significant portion of the net proceeds from this offering and, therefore, you will not have the opportunity to evaluate our acquisitions to be funded with the net proceeds from this offering before we make them.

•	BlueMountain has the ability to exercise substantial influence over us, including the approval of certain acquisitions and certain issuances of equity.

•	We depend on key personnel whose continued service is not guaranteed and each of whom would be difficult to replace.

•	We may be unable to source off-market or target-marketed deal flow in the future.

•	Two tenants/operators account for a significant percentage of the rent we generate from our portfolio.

•	Properties in California, Nevada, Texas and South Carolina account for all of the rent we generate from our portfolio.

•	Reductions in reimbursements from third-party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants/operators, which, in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

•	Reductions in federal government spending, tax reform initiatives or other federal legislation to address the federal government’s projected operating deficit could have a material adverse effect on our tenant operators’ liquidity, financial condition or results of operations.

•	We intend to incur mortgage indebtedness and other borrowings, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

•	Higher mortgage rates and other factors may make it more difficult or more costly for us to finance or refinance properties, which could reduce the number of properties we can acquire or require us to sell properties on terms that are not advantageous to us, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

•	We may be unable to successfully foreclose on the collateral securing real estate-related loans we make, and even if we are successful in our foreclosure efforts, we may be unable to successfully operate, occupy or reposition the underlying real estate, which may adversely affect our ability to recover our investments.

•	Adverse trends in healthcare provider operations may negatively affect our lease revenues, which, in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

•	Our tenants, operators, borrowers and managers may be adversely affected by healthcare regulation and enforcement.

•	Failure to qualify as a REIT for U.S. federal income tax purposes would subject us to federal income tax on our taxable income at regular corporate rates, which would substantially reduce our ability to make distributions to our stockholders.

Recent Private Placements

On July 31, 2014, we sold an aggregate of 10,351,040 shares of our common stock, at a price per share of $15.00, to certain institutional and individual investors, with FBR Capital Markets & Co., or FBR, acting as initial purchaser/placement agent and, on August 22, 2014, we sold an additional 188,521 shares of our common stock pursuant to the exercise by FBR of its option to purchase shares to cover additional allotments, in each case in reliance upon exemptions from registration provided by Rule 144A, Regulation S and Regulation D under the Securities Act of 1933, as amended, or the Securities Act, which we collectively refer to as the initial private placement. Concurrently with the completion of the initial private placement, on July 31, 2014, we sold an aggregate of 405,833 shares of our common stock, at a price per share of $15.00, to certain of our officers, directors and their family members in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder, which we refer to as the management/director private placement. We refer to the initial private placement and the management/director private placement collectively as the private placements. The aggregate net proceeds to us from the private placements, after deducting the initial purchaser’s discount and placement fee and offering expenses payable by us, were approximately $151.6 million.

BlueMountain purchased 2,583,686 shares of our common stock in the initial private placement and, as of the date of this prospectus, owns 23.4% of the outstanding shares of our common stock. In connection with its purchase, we granted BlueMountain the right initially to designate two of the members of our board of directors, whose terms began on July 31, 2014, and to continue to designate two directors or one director in the future, subject to certain ownership requirements. See “Certain Relationships and Related Transactions—BlueMountain Rights Agreement.” In addition, two of the members of our investment committee are and will be appointed by BlueMountain so long as BlueMountain is entitled to two nominees to our board of directors, and one member of the investment committee will be appointed by BlueMountain so long as BlueMountain is entitled to one nominee to our board of directors. One of BlueMountain’s designees will have the right to serve on our risk committee for so long as such individual serves on our board of directors. In addition, for as long as BlueMountain owns greater than 10% of the outstanding shares of our common stock, the vote of at least one of the BlueMountain designees on our board of directors shall be required in order for our board of directors to approve the issuance of any shares of our common stock for consideration less than the lower of (i) the then-current market price of our common stock or (ii) $15.00 per share, in each case as may be adjusted for any stock splits, stock dividends or other similar recapitalizations. In connection with this offering, BlueMountain has the right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its ownership percentage in us following the completion of this offering, without payment by us of any underwriting discount or commissions.

Our Structure

We conduct our business through an umbrella partnership REIT, or UPREIT, structure, consisting of our operating partnership, MedEquities Realty Operating Partnership, LP, and subsidiaries of our operating partnership, including our TRS, MedEquities Realty TRS, LLC. Through our wholly owned limited liability company, MedEquities OP GP, LLC, we are the sole general partner of our operating partnership, and we presently own all of the limited partnership units of our operating partnership, or OP units. In the future, we may issue OP units to third parties in connection with healthcare property acquisitions, as compensation or otherwise.

Holders of OP units of our operating partnership, other than us, will, after a one-year holding period, subject to earlier redemption in certain circumstances, be able to redeem their OP units for a cash amount equal to the then-current value of our common stock or, at our option, for shares of our common stock on a one-for-one basis, subject to adjustments for stock splits, dividends, recapitalizations and similar events. Holders of OP units will receive distributions equivalent to the dividends we pay to holders of our common stock, but holders of OP units will have no voting rights, except in certain limited circumstances. As the sole owner of the general partner of our operating partnership, we have the exclusive power to manage and conduct our operating partnership’s business, subject to the limitations described in the Agreement of Limited Partnership of our operating partnership. See “Our Operating Partnership and the Partnership Agreement.”

The following chart illustrates our organizational structure, after giving effect to this offering:

(1)	Assumes that BlueMountain purchases shares of our common stock pursuant to its right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its current ownership percentage in us following the completion of this offering. See “Certain Relationships and Related Transactions—BlueMountain Rights Agreement.”

Our Tax Status

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code of 1986, as amended, or the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our stock. We believe that, commencing with such short taxable year, we will be organized in conformity with the requirements for qualification as a REIT under the Code, and we intend to continue to operate in such a manner.

As a REIT, we generally will not be subject to federal income tax on the REIT taxable income that we currently distribute to our stockholders, but taxable income generated by any TRSs will be subject to federal, state and local income tax. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, to their stockholders. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, our income would be subject to federal income tax at regular corporate rates, and we would be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we failed to qualify. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to some federal, state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Distribution Policy

We intend to make regular quarterly distributions of all, or substantially all, of our REIT taxable income to our stockholders. On September 23, 2014, our board of directors declared a dividend of $0.08 per share payable on October 23, 2014 to stockholders of record on October 14, 2014. Any future distributions we make will be at the sole discretion of our board of directors and will depend upon a number of factors, including our actual and projected results of operations, the cash flow generated by our operations, funds from operations, or FFO, adjusted funds from operations, or AFFO, liquidity, our operating expenses, our debt service requirements, capital expenditure requirements for the properties in our portfolio, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, restrictions on making distributions under Maryland law and such other factors as our board of directors deems relevant. We cannot assure you that our distribution policy will not change in the future.

Distributions to our stockholders generally will be taxable to our stockholders as ordinary income. A portion of our distributions in excess of our current and accumulated earnings and profits will constitute a return of capital rather than taxable dividends, which will reduce the basis our stockholders have in their shares of our common stock, but will not be subject to tax.

We anticipate that our estimated cash available for distribution will allow us to satisfy the annual distribution requirements applicable to REITs and to avoid the payment of tax on undistributed taxable income. However, under some circumstances, our cash available for distribution may be less than the amount required to meet the annual distribution requirements applicable to REITs, and we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements and we may need to borrow funds to make certain distributions. We also may elect to pay all or a portion of any distribution in the form of a taxable distribution of our common stock to enable us to satisfy the annual distribution requirements applicable to REITs and to avoid the payment of tax on our undistributed taxable income. We currently have no intention to make taxable distributions of our common stock or debt securities. However, to the extent that you receive a taxable distribution of our common stock or debt securities, you will be taxed on such securities as if you had received the equivalent value in cash. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the securities received.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. For as long as we are an emerging growth company, among other things:

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until December 31, 2019 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of shares of our common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt securities over a three-year period. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards under Section 102(b) of the JOBS Act.

Selling Stockholders

Pursuant to, and subject to the terms and conditions of, the registration rights agreement described below, persons who purchased              shares of our common stock in the initial private placement and their respective transferees have the right to sell their shares in this offering, subject to customary terms and conditions. We are including in this prospectus shares of our common stock in this offering to be sold by certain selling stockholders.

Registration Rights and Lock-Up Agreements

Pursuant to registration rights agreement between us and the initial purchaser/placement agent for the initial private placement in July 2014, which we refer to as the registration rights agreement, we are required, among other things, to:

•	file with or confidentially submit to the Securities and Exchange Commission, or the SEC, no later than September 29, 2014, a resale shelf registration statement registering all of the shares of our common stock sold in the initial private placement that are not sold by selling stockholders in this offering; and

•	use our commercially reasonable efforts to cause the resale shelf registration statement to become effective under the Securities Act, as promptly as practicable after the filing of the resale shelf registration statement, and in any event, subject to certain exceptions, no later than January 27, 2015, and to maintain the resale shelf registration statement continuously effective under the Securities Act for a specified period.

Subject to certain exceptions, each of our officers and members of our board of directors has entered into a lock-up agreement with respect to shares of our common stock and securities exchangeable or exercisable for shares of our common stock, restricting the direct or indirect sale of such securities for 180 days after the date of this prospectus without the prior written consent of FBR. Additionally, all of our stockholders that purchased shares in the initial private placement have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of shares of our common stock for 60 days after the date of this prospectus without the prior written consent of FBR. See “Underwriting—Lockup Agreements.”

Corporate Information

Our principal executive offices are located at 3102 West End Avenue, Suite 400, Nashville, TN 32703. Our telephone number at our executive offices is (615) 324-7822 and our corporate website is www.medequities.com. The information contained on, or accessible through, our website is not incorporated by reference into, and does not form a part of, this prospectus.

THE OFFERING

Common stock offered by us	shares, plus up to an additional shares that we may issue and sell upon exercise of the underwriters’ overallotment option.

Common stock offered by our selling stockholders	shares

Common stock to be outstanding after this offering	shares(1)

Use of proceeds	We estimate that the net proceeds from this offering, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their over-allotment option in full). We will contribute the net proceeds from this offering to our operating partnership. Our operating partnership intends to use the net proceeds from this offering to fund future acquisitions and for general corporate purposes, including working capital.

Risk factors	Investing in our common stock involves risks. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information in this prospectus before making a decision to invest in our common stock.

Proposed NYSE listing symbol	MRT

Restrictions on ownership of our common stock	Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding shares of common stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

(1)	Includes an aggregate of 122,615 restricted shares of common stock previously granted to our executive officers, non-employee directors and certain other employees. Excludes (i) shares of our common stock issuable upon the exercise of the underwriters’ over-allotment option in full, (ii) 158,927 restricted stock units previously granted to our executive officers and certain other employees and (iii) 375,181 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan.

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables set forth summary selected financial and operating data based on (i) our historical balance sheet as of June 30, 2014, (ii) our unaudited pro forma consolidated balance sheet as of June 30, 2014 and (iii) our unaudited pro forma income statements for six months ended June 30, 2014 and the year ended December 31, 2013. We have not presented historical results of operations data because, prior to the completion of the private placements on July 31, 2014, we did not have any corporate activity since our formation other than the issuance of 1,000 shares of our common stock in connection with the initial capitalization of the company on May 5, 2014.

The unaudited pro forma financial and operating data have been derived from our historical consolidated financial statements and the historical statements of revenues and certain direct operating expenses of acquired properties and properties probable of being acquired that are included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet as of June 30, 2014 is presented to reflect adjustments to our historical balance sheet as if this offering, the private placements and certain real estate property and healthcare-related debt investments described herein were completed on June 30, 2014. The unaudited pro forma consolidated income statements for the six-month period ended June 30, 2014 and the year ended December 31, 2013 are presented as if this offering, the private placements and certain real estate property acquisitions and healthcare-related debt investments described herein were completed on the first day of the annual period presented.

You should read the following summary selected financial and operating data in conjunction with (i) our historical balance sheet as of June 30, 2014; (ii) the audited and unaudited statements of revenues and certain direct operating expenses of certain acquired properties and properties probable of acquisition; (iii) the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (iv) the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections in this prospectus. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable. The following unaudited pro forma financial and operating data are presented for informational purposes only and are not necessarily indicative of what our actual financial position would have been as of June 30, 2014 assuming this offering, the private placements and certain real estate property acquisitions and healthcare-related debt investments had all been completed on June 30, 2014, what actual results of operations would have been for the year ended December 31, 2013 and the six months ended June 30, 2014 assuming this offering, the private placements and certain real estate property acquisitions and healthcare-related debt investments were completed on the first day of the annual period presented, and are not indicative of future results of operations or financial condition and should not be viewed as indicative of future results of operations or financial condition.

Consolidated Balance Sheet Data

(in thousands)

	Historical as of June 30, 2014 (audited)	Pro Forma as of June 30, 2014 (unaudited)
Assets
Land, buildings and improvements, and intangible lease assets	$—	$
Mortgage loans	—
Net investment in real estate assets
Total Assets	1
Total liabilities	—
Total equity	1
Total liabilities and equity	$1	$

Consolidated Income Statement

(in thousands)

	Pro Forma six months ended June 30, 2014 (unaudited)	Pro Forma year ended December 31, 2013 (unaudited)
Revenues
Rental Income	$	$
Mortgage Interest
Other
Expenses
Depreciation and amortization
Property-related
General and administrative
Total expenses
Net Income	$	$

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus were to occur, our business, prospects, financial condition, liquidity, FFO, AFFO and results of operations and our ability make distributions to our stockholders and achieve our goals could be materially and adversely affected, the value of our common stock could decline significantly and you could lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Growth Strategy

We have a limited operating history and limited resources and may not be able to successfully operate our business, continue to implement our investment strategy or generate sufficient revenue to make or sustain distributions to stockholders.

We were organized in April 2014 and commenced operations upon completion of the initial private placement in July 2014. We have a limited operating history and are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of your investment could decline substantially. Our ability to achieve attractive returns is dependent on our ability to generate sufficient cash flow to pay our investors attractive distributions and to achieve capital appreciation, and we cannot assure you that we will be able to do either. In addition, there can be no assurance that we will be able to generate sufficient revenue from operations to pay our operating expenses and make or sustain distributions to stockholders. Our limited resources may also materially and adversely impact our ability to successfully operate our portfolio or implement our business plan successfully. As a result of our failure to successfully operate our business, implement our investment strategy or generate sufficient revenue to make or sustain distributions to stockholders, the value of your investment could decline significantly or you could lose a portion of or all of your investment.

Our growth will depend upon future acquisitions of healthcare properties, and we may be unsuccessful in identifying and consummating attractive acquisitions or taking advantage of other investment opportunities, which would impede our growth and negatively affect our cash available for distribution to stockholders.

Our ability to expand through acquisitions is integral to our business strategy and requires that we identify and consummate suitable acquisition or investment opportunities that meet our investment criteria and are compatible with our growth strategy. We may be unable to acquire any of the properties identified as potential acquisition opportunities under “Our Business—Descriptions of Properties and Investments in Our Portfolio” and “—Acquisitions under Evaluation.” In addition, we may not be successful in identifying and consummating acquisitions or investments in healthcare properties that meet our investment criteria, which would impede our growth. Our ability to acquire healthcare properties on favorable terms, or at all, may be adversely affected by the following significant factors:

•	competition from other real estate investors, including public and private REITs, private equity investors and institutional investment funds, many of whom may have greater financial and operational resources and lower costs of capital than we have and may be able to accept more risk than we can prudently manage;

•	competition from other potential acquirers, which could significantly increase the purchase prices for properties we seek to acquire;

•	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;

•	even if we enter into agreements for the acquisition of properties, these agreements are subject to customary closing conditions, including the satisfactory results of our due diligence investigations; and

•	we may be unable to finance the acquisition on favorable terms, or at all.

Our failure to identify and consummate attractive acquisitions or take advantage of other investment opportunities without substantial expense, delay or other operational or financial problems, would impede our growth and negatively affect our results of operations and cash available for distribution to our stockholders.

We may be unable to complete the acquisition of our properties under contract, which would adversely affect our results of operations and ability to make distributions to our stockholders.

We cannot assure you that we will complete the acquisition of any of our properties under contract on the terms described in this prospectus, or at all, because each of these transactions is subject to a variety of conditions, such as the execution of a mutually agreed-upon triple-net lease between us and the proposed tenant for single-tenant properties, our satisfactory completion of due diligence, receipt of appraisals and other third-party reports, receipt of government and third-party approvals and consents and the satisfaction of customary closing conditions. Specifically, our purchase of Dairy Ashford is subject to, among other conditions, (i) our receipt of a tenant’s waiver of its right of first refusal to purchase the property and (ii) the seller’s ability to obtain a release of the mortgage lien encumbering the property for a release price reasonably acceptable to the seller, as the property is currently cross-collateralized with three other properties of the seller. If we are unable to complete the acquisition of our properties under contract, we would still incur the costs associated with pursuing those investments but without achieving the corresponding revenues, which would adversely affect our results of operations and ability to make distributions to our stockholders. Furthermore, you would then not be able to evaluate the other acquisitions and investments we may make with the remaining net proceeds of this offering, and we may not be able to invest the remaining net proceeds on acceptable terms or timeframes, or at all, which may harm our results of operations, cash flow and ability to make distributions to our stockholders.

Certain tenants/operators in our portfolio account for a significant percentage of the rent we expect to generate from our portfolio, and the failure of any of these tenants/operators to meet their obligations to us could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

The successful performance of our real estate investments is materially dependent on the financial stability of our tenants/operators. As of the date of this prospectus, approximately 85.4% of the annualized base rent in our portfolio is generated by Vibra Healthcare, LLC, or Vibra Healthcare (47.8%), and Hunt Valley Holdings LLC, or Fundamental Healthcare (37.6%). Upon the acquisition of all of our properties under contract, we expect approximately 82.9% of the annualized base rent in our portfolio will be generated by Fundamental Healthcare (47.2%) and Vibra Healthcare (35.7%). Fundamental Healthcare and certain of its subsidiaries are defendants in significant litigation, which, if determined adversely against them, could have a material and adverse effect on their financial condition, cash flow and ability to meet their obligations under their leases or guarantees with us. Lease payment defaults by Fundamental Healthcare or other significant tenants/operators or declines in their operating performance could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders. If the property is subject to a mortgage, a default by a significant tenant/operator on its lease payments to us or a significant decline in operating performance at a facility may result in a foreclosure on the property if we are unable to find an alternative source of revenue to meet mortgage payments. In the event of a tenant/operator default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. Further, we cannot assure you that we will be able to re-lease the property for the rent previously received, or at all, or that lease terminations will not cause us to sell the property at a loss. The result of any of the foregoing risks could materially and adversely affect our business, financial conditions and results of operations and our ability to make distributions to our stockholders.

One of our properties under contract is currently being developed by a third party, and there can be no assurance that the development of this property will be completed during the timeframe we anticipate or at all.

One of our properties under contract is currently being developed and is not yet operational. We will not acquire this property, and therefore will not receive any rental revenue from the anticipated tenant, until the development is completed, which is expected to occur in the first quarter of 2015. We will have no control over the development of this property, and the developer may not complete the development in a timely or acceptable manner, or at all. In addition, to the extent development is completed and we acquire this property, it may take longer than expected to achieve, or may not achieve, stabilized operating levels. To the extent this property fails to reach stabilized operating levels or achieves stabilization later than expected, it could materially adversely affect our tenant’s ability to make payments to us under its lease and our financial condition, results of operations and ability to make distributions to our stockholders.

We may face additional risks associated with property development that can render a project less profitable or not profitable at all and, under certain circumstances, prevent completion of development activities once undertaken.

We may determine in the future to develop certain healthcare properties directly rather than acquire properties upon completion of the development. Large-scale, ground-up development of healthcare properties presents additional risks for us, including risks that:

•	a development opportunity may be abandoned after expending significant resources resulting in the loss of deposits or failure to recover expenses already incurred;

•	the development and construction costs of a project may exceed original estimates due to increased interest rates and higher materials, transportation, labor, leasing or other costs, which could make the completion of the development project less profitable;

•	construction and/or permanent financing may not be available on favorable terms or at all;

•	the project may not be completed on schedule as a result of a variety of factors that are beyond our control, including natural disasters, labor conditions, material shortages, regulatory hurdles, civil unrest and terrorism or war, which can result in increases in construction costs and debt service expenses or provide tenants or operators with the right to terminate pre-construction leases; and

•	occupancy rates and rents at a newly completed property may not meet expected levels and could be insufficient to make the property profitable.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our real estate investments are, and are expected to continue to be, concentrated in healthcare properties, which could adversely affect our operations relative to a more diversified portfolio of assets.

We intend to invest in a diversified mix of healthcare facilities and healthcare-related real estate debt investments. We are subject to risks inherent in concentrating investments in real estate, and the risks resulting from a lack of diversification may become even greater as a result of our business strategy to concentrate our investments in the healthcare sector. Any adverse effects that result from these risks could be more pronounced than if we diversified our investments outside of healthcare properties. Given our concentration in this sector, our tenant base is especially concentrated and dependent upon the healthcare industry generally, and any industry downturn or negative regulatory or governmental development could adversely affect the ability of our tenants to make lease payments and our ability to maintain current rental and occupancy rates. Our tenant mix could become even more concentrated if a significant portion of our tenants practice in a particular medical field or are reliant upon a particular healthcare delivery system. Accordingly, a downturn in the healthcare industry generally, or in the healthcare related facility specifically, could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We depend on key personnel whose continued service is not guaranteed and each of whom would be difficult to replace.

We depend on the efforts and expertise of Mr. McRoberts, our chief executive officer and chairman of our board of directors, Mr. Harlan, our president and member of our board of directors, and Mr. Walraven, our chief financial officer, to execute our business strategy. If one or more of these individuals were to no longer be employed by us, we may be unable to find suitable replacements. If we were to lose the services of one or more of our executive officers and were unable to find suitable replacements, our business, financial condition and results of operations and our ability to make distributions to our stockholders could be materially and adversely affected.

We may be unable to source off-market or target-marketed transactions in the future, which could materially impede our growth.

A main component of our investment strategy is to acquire healthcare properties in off-market or target-marketed transactions. If we cannot obtain off-market or target-marketed deal flow in the future or on a consistent basis, our ability to locate and acquire healthcare properties at attractive prices could be adversely affected, which could materially impede our growth.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability, among other things, to meet our capital and operating needs or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

In order to qualify and maintain our qualification as a REIT, we are required under the Code, among other things, to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms or at all and any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our business and growth potential;

•	our current debt levels;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

If we cannot obtain capital from third-party sources, including if we are unable to enter into a definitive agreement for our anticipated secured revolving credit facility, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

We expect to experience rapid growth and may not be able to adapt our management and operational systems to respond to the integration of the healthcare properties we expect to acquire without unanticipated disruption or expense, which could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our stockholders.

We expect to experience rapid growth following this offering, and we may not be able to adapt our management, administrative, accounting and operational systems or hire and retain sufficient operational staff to manage future acquisitions without operating disruptions or unanticipated costs. Our failure to successfully manage our growth could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our healthcare properties and tenants/operators may be unable to compete successfully.

We expect our healthcare properties often will face competition from nearby hospitals and other healthcare properties that provide comparable services. Some of those competing facilities are owned by governmental agencies and supported by tax revenues, and others are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. These types of support are not available to our properties.

Similarly, our tenants/operators may face competition from other medical practices in nearby hospitals and other medical facilities, including newer healthcare facilities. Our tenants/operators’ failure to compete successfully with these other practices could adversely affect the operating performance of our facilities. Further, from time to time and for reasons beyond our control, referral sources, including physicians and managed care organizations, may change their lists of hospitals or physicians to which they refer patients. This could also materially adversely affect our tenants/operators’ ability to meet our operating performance expectations and make rental payments to us or, for properties leased to our TRS, our TRS’s ability to make rental payments to us, which, in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

A high concentration of our properties in a particular facility type magnifies the effects of events that may adversely impact this particular facility type.

We intend to acquire income-producing healthcare properties diversified by facility type. However, upon the acquisition of all of our properties under contract, we expect approximately 49% of our total annualized base rent to derive from long-term acute care hospitals. As such, any adverse situation that disproportionately affects this facility type would have a magnified adverse effect on our portfolio.

We expect properties in California, Nevada, Texas and South Carolina to account for all of the rent we expect to generate from our portfolio.

As of the date of this prospectus, all of our annualized base rent is derived from properties located in California (48%), South Carolina (19%), Nevada (18%) and Texas (15%). Upon the acquisition of all of our properties under contract, we expect all of our annualized base rent to derive from properties located in California (36%), Nevada (33%), Texas (17%) and South Carolina (14%). As a result of this geographic concentration, we are particularly exposed to downturns in the economies of, as well as other changes in the real estate and healthcare industries in, these geographic areas. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these geographic areas could have a disproportionate effect on our overall business results. In the event of negative economic or other changes in these geographic areas, our business, financial condition and results of operations and our ability to make distributions to our stockholders may be adversely affected.

We face potential adverse consequences of bankruptcy or insolvency by our tenants, operators, borrowers, managers and other obligors.

We are exposed to the risk that our tenants, operators, borrowers, managers or other obligors could become bankrupt or insolvent. Although our lease, loan and management agreements will provide us with the right to exercise certain remedies in the event of default on the obligations owing to us or upon the occurrence of certain insolvency events, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization. For example, a debtor-lessee may reject its lease with us in a bankruptcy proceeding. In such a case, our claim against the debtor-lessee for unpaid and future rents would be limited by the statutory cap of the U.S. Bankruptcy Code. This statutory cap could be substantially less than the remaining rent actually owed under the lease, and any claim we have for unpaid rent might not be paid in full. In addition, a debtor-lessee may assert in a bankruptcy proceeding that its lease should be re-characterized as a financing agreement. If such a claim is successful, our rights and remedies as a lender, compared to a landlord, are generally more limited. In the event of an obligor bankruptcy, we may also be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of our properties, avoid the imposition of liens on our properties or transition our properties to a new tenant, operator or manager. As a result, our business, financial condition and results of operations and our ability to make distributions to our stockholders could be adversely affected if an obligor becomes bankrupt or insolvent.

Long-term leases may result in below market lease rates over time, which could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We intend to enter into long-term leases with tenants/operators at certain of our properties. Our long-term leases likely will provide for rent to increase over time. However, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that even after contractual rental increases, the rent under our long-term leases could be less than then-current market rental rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our business, financial condition and results of operations and our ability to make distributions to our stockholders could be materially and adversely affected.

We may incur additional costs in acquiring or re-leasing properties, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may invest in properties designed or built primarily for a particular tenant/operator of a specific type of use known as a single-user facility. If the tenant/operator fails to renew its lease or defaults on its lease obligations, we may not be able to readily market a single-user facility to a new tenant/operator without making substantial capital improvements or incurring other significant costs. We also may incur significant litigation costs in enforcing our rights against the defaulting tenant/operator. These consequences could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may have difficulty finding suitable replacement tenants in the event of a tenant default or non-renewal of our leases.

We cannot predict whether our tenants will renew existing leases beyond their current terms. If any of our leases are not renewed upon expiration, we would attempt to lease those properties to another tenant. In case of non-renewal, we generally expect to have advance notice before expiration of the lease term to arrange for repositioning of the properties and our tenants are required to continue to perform all of their obligations (including the payment of all rental amounts) for the non-renewed assets until such expiration. However, following expiration of a lease term or if we exercise our right to replace a tenant in default, rental payments on the related properties could decline or cease altogether while we reposition the properties with a suitable replacement tenant. We also might not be successful in identifying suitable replacement tenants or entering into leases with new tenants on a timely basis or on terms as favorable to us as our current leases, or at all, and we may be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of, and avoid the imposition of liens on, our properties while they are being repositioned. Our ability to reposition our properties with a suitable tenant could be significantly delayed or limited by state licensing, receivership, certificate of need or other laws, as well as by the Medicare and Medicaid change-of-ownership rules. We could also incur substantial additional expenses in connection with any licensing, receivership or change-of-ownership proceedings. In addition, our ability to locate suitable replacement tenants could be impaired by the specialized healthcare uses or contractual restrictions on use of the properties, and we may be required to spend substantial amounts to adapt the properties to other uses. Any such delays, limitations and expenses could adversely impact our ability to collect rent, obtain possession of leased properties or otherwise exercise remedies for tenant default and could have a material adverse effect on us. In addition, if we are unable to re-let the properties to healthcare operators with the expertise necessary to operate the type of properties in which we intend to invest, we may be forced to sell the properties at a loss due to the repositioning expenses likely to be incurred by potential purchasers.

All of these risks may be greater in smaller markets, where there may be fewer potential replacement tenants, making it more difficult to replace tenants, especially for specialized space, and could have a material adverse effect on us.

If we indirectly invest in healthcare operators, we will be subject to additional risks related to healthcare operations, which could have a material adverse effect on our results of operations.

We may invest in hospitals or other providers that are tenants of our properties, structured, where applicable, in compliance with the REIT Investment and Diversification and Empowerment Act of 2007, or RIDEA, or other applicable REIT laws or regulations. If so, we will be exposed to various operational risks with respect to those operating properties that may increase our costs or adversely affect our ability to generate revenues. These risks include fluctuations in patient volume and occupancy, Medicare and Medicaid reimbursement, if applicable, and private pay rates; economic conditions; competition; federal, state, local, and industry-regulated licensure, certification and inspection laws, regulations, and standards; the availability and increases in cost of general and professional liability insurance coverage; federal, state and local regulations; the costs associated with government investigations and enforcement actions and False Claim Act litigation; the availability and increases in cost of labor (as a result of unionization or otherwise); and other risks applicable to operating businesses. Any one or a combination of these factors may adversely affect our revenue and operations.

We may be unable to secure funds for future capital improvements, which could limit our ability to attract or replace tenants/operators, which, in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Although under our typical lease structure our operators generally are responsible for capital improvement expenditures, it is possible that an operator may not be able to fulfill its obligations to keep the facility in good operating condition. Further, we may be responsible for capital improvement expenditures on such facilities after the terms of the triple-net leases expire. In addition, when tenants/operators do vacate their space, it is common that, in order to attract replacement tenants/operators, we will be required to expend substantial funds for improvements and, for our leased properties, leasing commissions related to the vacated space. Such improvements may require us to incur substantial capital expenditures. If we have not established capital reserves for such capital improvements, we will have to obtain financing from other sources, which may not be available on attractive terms or at all. We may also have future financing needs for other capital improvements to refurbish or renovate our properties. If we need to secure financing sources for capital improvements in the future, but are unable to secure such financing or are unable to secure financing on terms we feel are acceptable, we may be unable to make capital improvements or we may be required to defer such improvements. If this happens, it may cause one or more of our properties to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flows as a result of fewer potential tenants/operators being attracted to the property or existing tenants/operators not renewing their leases or operating agreements, as the case may be. If we do not have access to sufficient funding in the future, we may not be able to make necessary capital improvements to our properties, which, in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Changes in the reimbursement rates or methods of payment from third-party payors, including the Medicare and Medicaid programs, could have a material adverse effect on our tenants and operators and on us.

Some of our tenants and operators may rely on reimbursement from third-party payors, including the Medicare and Medicaid programs, for substantially all of their revenues. Federal and state legislators and regulators have adopted or proposed various cost-containment measures that would limit payments to healthcare providers, and budget crises and financial shortfalls have caused states to implement or consider Medicaid rate freezes or cuts. Private third-party payors have also continued their efforts to control healthcare costs. We cannot assure you that adequate reimbursement levels will be available for services to be provided by our tenants and operators that currently depend on Medicare, Medicaid or private payor reimbursement. Significant limits by governmental and private third-party payors on the scope of services reimbursed or on reimbursement rates and fees—whether from sequestration, alternatives to sequestration or future legislation or administrative actions—could have a material adverse effect on the liquidity, financial condition and results of operations of certain of our tenants and operators, which could affect adversely their ability to make rental payments under, and otherwise comply with the terms of, their leases with us.

Reductions in federal government spending, tax reform initiatives or other federal legislation to address the federal government’s projected operating deficit could have a material adverse effect on our operators’ liquidity, financial condition or results of operations.

President Obama and members of the U.S. Congress have approved or proposed various spending cuts and tax reform initiatives that have resulted or could result in changes (including substantial reductions in funding) to Medicare, Medicaid or Medicare Advantage Plans. Any such existing or future federal legislation relating to deficit reduction that reduces reimbursement payments to healthcare providers could have a material adverse effect on certain of our operators’ liquidity, financial condition or results of operations, which could adversely affect their ability to satisfy their obligations to us and could have a material adverse effect on us.

There are inherent risks associated with real estate investments and with the real estate industry, each of which could have an adverse impact on our financial performance and the value of our properties.

By owning our common stock, you will be subject to the risks associated with the ownership of real properties, including risks related to:

•	changes in national, regional and local conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence, liquidity concerns and other adverse business concerns;

•	changes in local conditions, such as an oversupply of, reduction in demand for, or increased competition among, healthcare properties;

•	changes in interest rates and the availability of financing;

•	the attractiveness of our facilities to healthcare providers; and

•	changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.

Any of these factors could adversely impact our financial performance and the value of our properties.

The illiquidity of real estate investments could significantly impede our ability to respond to changing economic, financial and investment conditions, which could adversely affect our cash flows and results of operations.

Real estate investments are relatively illiquid and, as a result, we will have a limited ability to vary our portfolio in response to changes in economic, financial and investment conditions. We will also have a limited ability to sell assets in order to fund working capital and similar capital needs. In addition, healthcare properties are special purpose properties that could not be easily converted to general residential, retail or office use without significant expense. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. We also may be required to expend significant funds to correct defects or to make improvements before a property can be sold, and we cannot assure you that we will have funds available to correct those defects or to make those improvements. Our inability to dispose of assets at opportune times or on favorable terms could adversely affect our cash flows and results of operations.

Moreover, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio promptly in response to economic or other conditions or on favorable terms, which may adversely affect our cash flows, our ability to make distributions to our stockholders and the market price of our common stock.

We may structure acquisitions of property in exchange for OP units in our operating partnership on terms that could limit our liquidity or our flexibility or require us to maintain certain debt levels that otherwise would not be required to operate our business.

We may acquire certain properties by issuing OP units in our operating partnership in exchange for a property owner contributing property to our operating partnership. If we enter into such transactions, in order to induce the contributors of such properties to accept OP units in our operating partnership, rather than cash, in exchange for their properties, it may be necessary for us to provide them additional incentives. For instance, our operating partnership’s limited partnership agreement provides that any holder of OP units may redeem OP units for cash equal to the value of an equivalent number of shares of our common stock or, at our option, shares of our common stock on a one-for-one basis. Furthermore, we might agree that if distributions the contributor received as a limited partner in our operating partnership did not provide the contributor with a defined return, then upon redemption of the contributor’s OP units we would pay the contributor an additional amount necessary to achieve that return. Such a provision could further negatively impact our liquidity and flexibility. Finally, in order to allow a contributor of a property to defer taxable gain on the contribution of property to our operating partnership, we might agree not to sell a contributed property for a defined period of time or until the contributor exchanged the contributor’s OP units for cash or shares of our common stock. Such an agreement would prevent us from selling those properties, even if market conditions made such a sale favorable to us. Additionally, in connection with acquiring properties in exchange for OP units, we may offer the property owners who contribute such property the opportunity to guarantee debt in order to assist those property owners in deferring the recognition of taxable gain as a result of their contributions. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

If we issue OP units in our operating partnership in exchange for property, as we intend, the value placed on such units may not accurately reflect their market value, which may dilute your interest in us.

If we issue OP units in our operating partnership in exchange for property, as we intend, the per unit value attributable to such units will be determined based on negotiations with the property seller and, therefore, may not reflect the fair market value of such units if a public market for such units existed. If the value of such units is greater than the value of the related property, your interest in us may be diluted.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors.

In April 2012, President Obama signed into law the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be until December 31, 2019, we may take advantage of exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including the requirements to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	hold stockholder advisory votes on executive compensation.

We cannot predict if investors will find shares of our common stock less attractive because we will not be subject to the same reporting and other requirements as certain other public companies. If some investors find shares of our common stock less attractive as a result, there may be a less active trading market for our common stock, and the per share trading price of our common stock could decline and may be more volatile.

We will incur new costs as a result of becoming a public company, and such costs may increase if and when we cease to be an “emerging growth company,” which could adversely impact our results of operations.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, our executive officers’ attention may be diverted from other business concerns, which could adversely affect our business and results of operations. In addition, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an emerging growth company, although we are currently unable to estimate these costs with any degree of certainty. We could be an emerging growth company until December 31, 2019, although circumstances could cause us to lose that status earlier, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our executive officers’ time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our executive officers and adversely affect our business and results of operations.

As a result of becoming a public company, management will be required to report periodically on the effectiveness of its system of internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or our system of internal control over financial reporting may not be determined to be appropriately designed or operating effectively, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first full fiscal year after the completion of our initial public offering. In addition, after we are no longer an emerging growth company under the JOBS Act, Section 404 of the Sarbanes-Oxley Act requires our auditors to deliver an attestation report on the effectiveness of our internal control over financial reporting in conjunction with their opinion on our audited financial statements. Substantial work on our part is required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is expected to be both costly and challenging. The existence of any material weakness would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the per-share trading price of our common stock.

Acquired properties may expose us to unknown liabilities, which could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, against the prior owners or other third parties with respect to unknown liabilities. Unknown liabilities with respect to acquired properties may include, but are not limited to, liabilities for clean-up of undisclosed environmental contamination, liabilities for failure to comply with fire, health, life-safety and similar regulations, claims by tenants, vendors or other persons against the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties. If a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle or contest it, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We face possible liability for environmental cleanup costs and damages for contamination related to properties we acquire, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Because we own real estate, we will be subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including the release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real estate for personal injury or property damage associated with exposure to released hazardous substances. In addition, new or more stringent laws or stricter interpretations of existing laws could change the cost of compliance or liabilities and restrictions arising out of such laws. The cost of defending against these claims, complying with environmental regulatory requirements, conducting remediation of any contaminated property, or of paying personal injury claims could be substantial, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders. In addition, the presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially impair our ability to use, lease or sell a property, or to use the property as collateral for borrowing.

We intend to incur mortgage indebtedness and other borrowings, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We intend to finance a portion of the purchase price of our investments in real estate and real estate-related investments by borrowing funds, beginning with our anticipated secured revolving credit facility. We anticipate that upon full deployment of the net proceeds from this offering, our ratio of debt to gross undepreciated asset value will be between 40% and 50%. We may incur mortgage debt and pledge some or all of our real estate as security for that debt to obtain funds to acquire additional real estate or for working capital. In addition, we expect that certain of our properties will be used as collateral for our anticipated secured revolving credit facility. We also may borrow funds to satisfy the REIT qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our ability to incur additional debt and affect our distribution and operating strategies. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace certain members of our management team. These or other limitations may adversely affect our flexibility and our ability to achieve our investment objectives.

High debt levels may cause us to incur higher interest charges, which would result in higher debt service payments and lower amounts available for distributions to our stockholders. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default. For tax purposes, a foreclosure on any of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we will recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgage contains cross collateralization or cross default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our business, financial condition and results of operations and our ability to make distributions to our stockholders may be materially adversely affected.

Higher mortgage rates and other factors may make it more difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire or require us to sell properties on terms that are not advantageous to us, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

If mortgage debt is unavailable on reasonable terms or at all as a result of increased interest rates or other factors, we may not be able to finance the purchase of properties. In addition, if we place mortgage debt on properties, we run the risk of being unable to refinance such debt when the loans come due, or of being unable to refinance on favorable terms. If mortgage rates are higher when we refinance debt, our income could be reduced. We may be unable to refinance debt at appropriate times, which may require us to sell properties on terms that are not advantageous to us, or could result in the foreclosure of such properties. If any of these events occur, our business, financial condition and results of operations and our ability to make distributions to our stockholders may be materially adversely affected.

Failure to hedge effectively against interest rate changes may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may seek to manage our exposure to interest rate risk attributable to variable-rate debt by using interest rate swap arrangements and other derivatives that involve risk, including the risk that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that these arrangements may result in higher interest rates than we would otherwise have. Moreover, no hedging activity can completely insulate us from the risks associated with changes in interest rates. Failure to hedge effectively against interest rate changes may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our costs associated with complying with the Americans with Disabilities Act may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

The properties we acquire may be subject to the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the ADA or place the burden on the seller or other third-party, such as a tenant/operator, to ensure compliance with the ADA. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our costs associated with ADA compliance could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event that our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Acquiring or attempting to acquire multiple properties in a single transaction may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

From time to time, we may attempt to acquire multiple properties in a single transaction. For example, one of the potential acquisitions that is under a non-binding letter of intent is for a portfolio of eight skilled nursing facilities owned by a single seller. Portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in our owning investments in geographically dispersed markets, placing additional demands on our ability to manage the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. Moreover, our ability to dispose of properties could be limited by our intention to avoid any “dealer sale” that could be subject to the 100% REIT prohibited transaction tax. To acquire multiple properties in a single transaction, we may be required to accumulate a large amount of cash. We would expect the returns that we earn on such cash to be less than the ultimate returns on real property. Any of the foregoing events may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Uninsured losses relating to real estate and lender requirements to obtain insurance may materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

There are types of losses relating to real estate, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, for which we do not intend to obtain insurance unless we are required to do so by mortgage lenders. If any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for uninsured losses, we could suffer reduced earnings. In cases where we are required by mortgage lenders to obtain casualty loss insurance for catastrophic events or terrorism, such insurance may not be available, or may not be available at a reasonable cost, which could inhibit our ability to finance or refinance our properties. Additionally, if we obtain such insurance, the costs associated with owning a property would increase. If any one of the events described above were to occur, it could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Uncertain market conditions relating to the future disposition of properties could cause us to sell our properties at a loss in the future which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We intend to hold our various real estate investments until such time as we determine that a sale or other disposition appears to be advantageous to achieve our investment objectives. Our management, subject to the oversight and approval of our board of directors, may exercise its discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time. We generally intend to hold properties for an extended period of time, and we cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Additionally, we may incur prepayment penalties in the event we sell a property subject to a mortgage earlier than we otherwise had planned. Because of the uncertainty of market conditions that may affect the future disposition of our properties, and the potential payment of prepayment penalties upon such disposition, we cannot assure you that we will be able to sell our properties at a profit in the future, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

If we sell properties by providing financing to purchasers, defaults by the purchasers could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default on its obligations under the financing. Even in the absence of a purchaser default, the distribution of sale proceeds, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

The mortgage loans that we have made, and that we may make or purchase in the future, may be impacted by unfavorable real estate market conditions, which could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

As of the date of this prospectus, we have made two mortgage loans with an aggregate principal balance of $28.0 million, and we may make or purchase additional mortgage loans in the future. Such investments involve special risks relating to the particular borrower, and we are at risk of loss on those investments, including losses as a result of defaults on mortgage loans. These losses may be caused by many conditions beyond our control, including economic conditions affecting real estate values, tenant/operator defaults and lease expirations, interest rate levels and the other economic and liability risks associated with real estate. If we acquire property by foreclosure following defaults under our mortgage loans, we will have the economic and liability risks as the owner of such property. We do not know whether the values of the healthcare property securing any of our mortgage loans will remain at the levels existing on the dates we initially purchased the mortgage loan. If the values of the underlying healthcare properties drop or the borrower defaults, our business, financial condition and results of operations may be materially and adversely affected.

We may be unable to successfully foreclose on the collateral securing our real estate-related loans and other investments we intend to make, and, even if we are successful in our foreclosure efforts, we may be unable to successfully sell any acquired equity interests or reposition any acquired properties, which may adversely affect our ability to recover our investments.

If a borrower defaults under mortgage or other secured loans for which we are the lender, we may attempt to foreclose on the collateral securing those loans, including by acquiring the pledged equity interests or acquiring title to the subject properties, to protect our investment. In response, the defaulting borrower may contest our enforcement of foreclosure or other available remedies, seek bankruptcy protection against our exercise of enforcement or other available remedies, or bring claims against us for lender liability. If a defaulting borrower seeks bankruptcy protection, the automatic stay provisions of the U.S. Bankruptcy Code would preclude us from enforcing foreclosure or other available remedies against the borrower unless relief is first obtained from the court with jurisdiction over the bankruptcy case. In addition, we are, and in the future may be, subject to intercreditor agreements that delay, impact, govern or limit our ability to foreclose on a lien securing a loan or otherwise delay or limit our pursuit of our rights and remedies. Any such delay or limit on our ability to pursue our rights or remedies could materially and adversely affect our business, results of operations and ability to make distributions to our stockholders. Even if we successfully foreclose on the collateral securing our mortgage loans and other investments, foreclosure-related costs, high loan-to-value ratios or declines in equity or property value could prevent us from realizing the full amount of our secured loans, and we could be required to write the asset down to its fair value and record an impairment charge for such losses. Moreover, we may acquire equity interests that we are unable to sell due to securities law restrictions or otherwise, and we may acquire title to properties that we are unable to reposition with new tenants or operators on a timely basis, if at all, or without making improvements or repairs to the properties at a significant expense. In addition, one of the mortgage loans in our portfolio is secured by undeveloped land with no operations or revenue generation, which may be unable to be developed on a timely basis, if at all. Any delay or costs incurred in repositioning the properties could adversely affect our ability to recover our investments.

Hedging against interest rate exposure may adversely affect us.

Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exemption from registration under the 1940 Act, we may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. The goal of our interest rate management strategy is to minimize or eliminate the effects of interest rate changes on the value of our assets, to improve risk-adjusted returns and, where possible, to lock in, on a long-term basis, a favorable spread between the yield on our assets and the cost of financing such assets. We can provide no assurances, however, that our efforts to manage interest rate and foreign currency exchange rate volatility will successfully mitigate the risks of such volatility on our portfolio. These agreements involve the risks that these arrangements may fail to protect or adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	the duration of the hedge may not match the duration of the related liability;

•	the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

•	the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

As a result of any of the foregoing, our hedging transactions, which are intended to limit losses, could have a material adverse effect on us.

The terms of joint venture agreements or other joint ownership arrangements into which we may enter could impair our operating flexibility and could adversely affect our business, financial condition and results of our operations and our ability to make distributions to our stockholders.

We may enter into joint ventures with affiliates and/or third parties to acquire or improve properties. We may also purchase properties in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present when acquiring real estate directly, including the following:

•	a co-venturer, co-owner or partner may have certain approval rights over major decisions, which may prevent us from taking actions that are in our best interest but opposed by our partners, co-owners or co-venturers;

•	a co-venturer, co-owner or partner may at any time have economic or business interests or goals, which are, or become, inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties held in the joint venture or the timing of termination or liquidation of the joint venture;

•	a co-venturer, co-owner or partner in an investment may become insolvent or bankrupt (in which event we and any other remaining partners or members would generally remain liable for the liabilities of the partnership or joint venture);

•	we may incur liabilities as a result of an action taken by our co-venturer, co-owner or partner;

•	a co-venturer, co-owner or partner may be in a position to take actions contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT;

•	agreements governing joint ventures, limited liability companies and partnerships often contain restrictions on the transfer of a member’s or partner’s interest or “buy-sell” or other provisions that may result in a purchase or sale of the interest at a disadvantageous time or on disadvantageous terms;

•	disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business and result in subjecting the properties owned by the applicable joint venture to additional risk; and

•	that under certain joint venture arrangements, neither joint venture partner may have the power to control the venture, and an impasse could be reached, which might have a negative influence on the joint venture.

If any of the foregoing were to occur, our financial condition, results of operations and cash available for distribution to our stockholders could be adversely affected.

Risks Related to the Healthcare Industry

Adverse trends in healthcare provider operations may negatively affect the operations at our properties, which in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We believe the healthcare industry is currently experiencing the following trends:

•	changes in the demand for and methods of delivering healthcare services;

•	changes in third-party reimbursement policies;

•	significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas;

•	increased expense for uninsured patients;

•	increased competition among healthcare providers;

•	increased liability insurance expense;

•	continued pressure by private and governmental payors to reduce payments to providers of services; and

•	increased scrutiny of billing, referral and other practices by federal and state authorities and private insurers.

These factors may materially adversely affect the economic performance of some or all of our tenants/operators, which in turn could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our tenants, operators, borrowers, guarantors and managers may be adversely affected by healthcare regulation and enforcement.

The regulatory environment of the long-term healthcare industry has generally intensified over time both in the amount and type of regulations and in the efforts to enforce those regulations. The extensive federal, state and local laws and regulations affecting the healthcare industry include those relating to, among other things, licensure, conduct of operations, ownership of facilities, addition of facilities and equipment, allowable costs, services, prices for services, qualified beneficiaries, quality of care, patient rights, fraudulent or abusive behavior, and financial and other arrangements that may be entered into by healthcare providers. Moreover, changes in enforcement policies by federal and state governments have resulted in an increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, bars on Medicare and Medicaid payments for new admissions, civil monetary penalties and even criminal penalties. See “Our Business—Regulation—Healthcare Regulatory Matters.” We are unable to predict the scope of future federal, state and local regulations and legislation, including the Medicare and Medicaid statutes and regulations, or the intensity of enforcement efforts with respect to such regulations and legislation, and any changes in the regulatory framework could have a material adverse effect on our tenants, operators, guarantors and managers, which, in turn, could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Further, if our tenants, operators, borrowers, guarantors and managers fail to comply with the extensive laws, regulations and other requirements applicable to their businesses and the operation of our properties (some of which are discussed below), they could become ineligible to receive reimbursement from governmental and private third-party payor programs, face bans on admissions of new patients or residents, suffer civil or criminal penalties or be required to make significant changes to their operations. Our tenants, operators, borrowers, guarantors and managers also could be forced to expend considerable resources responding to an investigation or other enforcement action under applicable laws or regulations. In such event, the results of operations and financial condition of our tenants, operators, borrowers, guarantors and managers and the results of operations of our properties operated or managed by those entities could be adversely affected, which, in turn, could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

All healthcare providers are subject to the Federal Anti-Kickback Statute, which generally prohibits persons from offering, providing, soliciting, or receiving remuneration to induce either the referral of an individual or the furnishing of a good or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Certain healthcare facilities are also subject to the Federal Ethics in Patient Referral Act of 1989, commonly referred to as the Stark Law. The Stark Law generally prohibits the submission of claims to Medicare for payment if the claim results from a physician referral for certain designated services and the physician has a financial relationship with the health service provider that does not qualify under one of the exceptions for a financial relationship under the Stark Law. Similar prohibitions on kickbacks, physician self-referrals and submission of claims apply to state Medicaid programs, and may also apply to private payors under state laws. Violations of these laws subject persons and entities to termination from participation in Medicare, Medicaid and other federally funded healthcare programs or result in the imposition of treble damages and fines or other penalties. Healthcare facilities and providers may also experience an increase in medical record reviews from a host of government agencies and contractors, including the HHS Office of the Inspector General, the Department of Justice, Zone Program Integrity Contractors, and Recovery Audit Contractors.

Other laws that impact how our operators conduct their operations include: federal and state laws designed to protect the confidentiality and security of patient health information; state and local licensure laws; laws protecting consumers against deceptive practices; laws generally affecting our operators’ management of property and equipment and how our operators generally conduct their operations, such as fire, health and safety, and environmental laws; federal and state laws affecting assisted living facilities mandating quality of services and care, and quality of food service; resident rights (including abuse and neglect laws); and health standards set by the federal Occupational Safety and Health Administration. For example, HIPAA imposes extensive requirements on the way in which certain healthcare entities use, disclose, and safeguard protected health information (as that term is defined under HIPAA), including requirements to protect the integrity, availability, and confidentiality of electronic medical records. Many of these obligations were expanded under the HITECH Act. In order to comply with HIPAA and the HITECH Act, covered entities often must undertake significant operational and technical implementation efforts. Operators also may face significant financial exposure if they fail to maintain the privacy and security of medical records, personal health information about individuals, or protected health information. The HITECH Act strengthened the HHS Secretary’s authority to impose civil money penalties for HIPAA violations occurring after February 18, 2009. The HITECH Act directs the HHS Secretary to provide for periodic audits to ensure covered entities and their business associates (as that term is defined under HIPAA) comply with the applicable HITECH Act requirements, increasing the likelihood that a HIPAA violation will result in an enforcement action. In October 2009, the Office for Civil Rights, or OCR, issued an interim final rule which conformed HIPAA enforcement regulations to the HITECH Act, increasing the maximum penalty for multiple violations of a single requirement or prohibition to $1.5 million. Higher penalties may accrue for violations of multiple requirements or prohibitions. HIPAA violations are also potentially subject to criminal penalties. Additionally, on January 25, 2013, OCR promulgated a final rule that expands the applicability of and requirements under HIPAA and the HITECH Act and strengthens the government’s ability to enforce these laws. Generally, covered entities and business associates were required to come into compliance with the final rule by September 23, 2013, though certain exceptions may apply. We cannot predict the effect additional costs to comply with these laws may have on the expenses of our operators and their ability to meet their obligations to us. For additional information on healthcare regulation and enforcement, see “Our Business—Regulation—Healthcare Regulatory Matters.”

We are unable to predict the impact of the Affordable Care Act, which represents a significant change to the healthcare industry.

The Affordable Care Act changes how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced growth in Medicare program spending, reductions in Medicare and Medicaid Disproportionate Share Hospital, or DSH, payments, and expanding efforts to tie reimbursement to quality and efficiency. In addition, the law reforms certain aspects of health insurance, contains provisions intended to strengthen fraud and abuse enforcement, and encourages the development of new payment models, including the creation of Accountable Care Organizations, or ACOs.

Our tenants/operators may be negatively impacted by the law’s payment reductions, and it is uncertain what reimbursement rates will apply to coverage purchased through the exchanges. We cannot predict the full impact of the Affordable Care Act on our operators and tenants and, thus, our business due to the law’s complexity, lack of implementing regulations or interpretive guidance, gradual and delayed implementation, court challenges and possible amendment or repeal, as well as our inability to foresee how individuals, states and businesses will respond to the choices afforded them by the law throughout its gradual implementation. Further, it is unclear how efforts to repeal or revise the Affordable Care Act and remaining or new federal lawsuits challenging its constitutionality will be resolved or what the impact would be of any resulting changes to the law.

Our tenants/operators may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us and, thus, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

As is typical in the healthcare industry, our tenants/operators may often become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenants/operators may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by tenants/operators may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenants/operators due to state law prohibitions or limitations of availability. As a result, these types of tenants/operators of our healthcare properties operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is generally not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on a tenant/operator’s financial condition. In particular, Fundamental Healthcare and certain of its subsidiaries, which together will account for approximately 47% of the annualized base rent of our portfolio upon the completion of the acquisition of all of our properties under contract, are defendants in significant litigation, which, if determined adversely against them, could have a material and adverse effect on their financial condition, cash flow and ability to meet their obligations under their leases or guarantees with us. If a tenant/operator is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if a tenant/operator is required to pay uninsured punitive damages, or if a tenant/operator is subject to an uninsurable government enforcement action, the tenant/operator could be exposed to substantial additional liabilities, which may affect the tenant/operator’s ability to pay rent to us, which in turn could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Merger and acquisition activity or consolidation in the healthcare industries resulting in a change of control of, or a competitor’s investment in, one or more of our tenants, operators or managers could have a material adverse effect on us.

The healthcare industries have recently experienced increased consolidation, including among owners of real estate and care providers. We compete with other healthcare REITs, healthcare providers, healthcare lenders, real estate partnerships, banks, insurance companies, private equity firms and other investors that pursue a variety of investments, which may include investments in our tenants, operators, borrowers or managers. A competitor’s investment in one of our tenants, operators or managers could enable our competitor to influence that tenant’s, operator’s, borrower’s or manager’s business and strategy in a manner that impairs our relationship with the tenant, operator, borrower or manager or is otherwise adverse to our interests. Depending on our contractual agreements and the specific facts and circumstances, we may have the right to consent to, or otherwise exercise rights and remedies, including termination rights, on account of, a competitor’s investment in, a change of control of, or other transactions impacting a tenant, operator or manager. In deciding whether to exercise our rights and remedies, including termination rights, we assess numerous factors, including legal, contractual, regulatory, business and other relevant considerations. In addition, in connection with any change of control of a tenant, operator or manager, the tenant’s, operator’s, borrower’s or manager’s management team may change, which could lead to a change in the tenant’s, operator’s, borrower’s or manager’s strategy or adversely affect the business of the tenant, operator or manager, either of which could have a material adverse effect on us.

Risks Related to Our Organizational Structure

BlueMountain has the ability to exercise substantial influence over us, including the approval of certain acquisitions and certain issuances of equity.

As of the date of this prospectus, BlueMountain owns approximately 23.4% of the outstanding shares of our common stock. In connection with this offering, BlueMountain has the right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its current ownership percentage in us following the completion of this offering, without payment by us of any underwriting discount or commissions. In addition, BlueMountain has designated two of the members of our board of directors and will have a continuing right to designate one or two of our directors, who will serve on our investment committee, as described under “Management.” BlueMountain and its two board designees have substantial influence over us, including the ability to veto certain of our acquisitions and certain equity offerings and any changes to the size of our board of directors, and the concentration of ownership by BlueMountain in us may influence the outcome of any matters submitted to our stockholders for approval.

The stock ownership limits imposed by the Code for REITs and our charter may restrict stock transfers and/or business combination opportunities, particularly if our management and board of directors do not favor a combination proposal.

In order for us to qualify and maintain our qualification as a REIT under the Code, not more than 50% of the value of the outstanding shares of our capital stock may be owned, directly or indirectly, including through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) at any time during the last half of a taxable year (other than the first year for which we qualify and elect to be taxed as a REIT). Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our capital stock, in each case excluding any shares of our capital stock that are not treated as outstanding for U.S. federal income tax purposes. Our board of directors may, in its sole discretion, grant an exemption to the stock ownership limits, subject to certain conditions and the receipt by our board of directors of certain representations and undertakings.

Our charter also prohibits any person from (1) beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT, including, but not limited to, as a result of any person that operates a “qualified healthcare property” on behalf of a TRS failing to qualify as an “eligible independent contractor” (as defined in Section 856(d)(9)(A) of the Code), or us having significant non-qualifying income from “related” parties, or (2) transferring shares of our capital stock if such transfer would result in us being owned by fewer than 100 persons (determined without regard to any rules of attribution). The stock ownership limits contained in our charter key off the ownership at any time by any “person,” which term includes entities, and take into account direct and indirect ownership as determined under various ownership attribution rules in the Code. The stock ownership limits also might delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our authorized but unissued common stock and preferred stock may prevent a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of shares of our common stock or the number of shares of any class or series of preferred stock that we have authority to issue and classify or reclassify any unissued shares of common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a series of common stock or preferred stock that could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Certain provisions of Maryland law could inhibit changes in control, which may discourage third parties from seeking change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under certain circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•

“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or any affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and thereafter impose fair price and/or supermajority voting requirements on these combinations; and

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, except solely by virtue of a revocable proxy, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to their control shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, we have elected, by resolution of our board of directors, to exempt from the business combination provisions of the MGCL, any business combination between us and any person and, pursuant to a provision in our bylaws, to exempt any acquisition of our stock from the control share provisions of the MGCL. However, our board of directors may by resolution elect to repeal the exemption from the business combination provisions of the MGCL and may by amendment to our bylaws opt in to the control share provisions of the MGCL at any time in the future.

Additionally, certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or our bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently employ. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring, or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price. Our charter contains a provision whereby we elect to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Our charter, our bylaws and Maryland law also contain other provisions, including the provisions of our charter on removal of directors and the advance notice provisions of our bylaws, that may delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Our board of directors may change our business, investment and financing strategies without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment and financing policies are exclusively determined by our board of directors. Accordingly, our stockholders do not control these policies. As the market evolves, we may change our business, investment and financing strategies without a vote of, or notice to, our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this prospectus. In particular, a change in our investment strategy, including the manner in which we allocate our resources across our properties or the types of assets in which we seek to invest, may increase our exposure to real estate market fluctuations. In addition, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy is changed, we may in the future become highly leveraged, which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. Furthermore, as the market evolves, our board may determine that healthcare properties do not offer the potential for attractive risk-adjusted returns for an investment strategy. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our strategies with regard to the foregoing could materially and adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the market price of our common stock.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event that we take certain actions which are not in our stockholders’ best interests.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner that he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under the MGCL, directors are presumed to have acted with this standard of care. As permitted by Maryland law, our charter eliminates the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter and bylaws obligate us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We also have entered into indemnification agreements with our officers and directors granting them express indemnification rights. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter, bylaws and indemnification agreements or that might exist for other public companies.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management and may prevent a change in control of our company that is in the best interests of our stockholders. Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of all the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Termination of the employment agreements with our executive officers could be costly and prevent a change in our control.

The employment agreements that we entered into with each of our executive officers provide that, if their employment with us terminates under certain circumstances (including upon a change in our control), we may be required to pay them significant amounts of severance compensation, including accelerated vesting of equity awards, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in our control that might involve a premium paid for our common stock or otherwise be in the best interests of our stockholders.

Conflicts of interest could arise between the interests of our stockholders and the interests of holders of OP units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest could arise as a result of the relationships between us, on the one hand, and our operating partnership or any limited partner thereof, on the other. Our directors and officers have duties to us and our stockholders under applicable Maryland law in connection with their management of our company. At the same time, we, as the sole member of the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our duties as the sole member of the general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company and our stockholders. These conflicts may be resolved in a manner that is not in the best interests of our stockholders.

Federal Income Tax Risks

Failure to qualify as a REIT for U.S. federal income tax purposes would subject us to U.S. federal income tax on our taxable income at regular corporate rates, which would substantially reduce our ability to make distributions to our stockholders.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes beginning with our short taxable year ending December 31, 2014. To qualify as a REIT, we must meet various requirements set forth in the Code concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income and the amount of our distributions. The REIT qualification requirements are extremely complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws relating to, or the U.S. federal income tax consequences of, qualification as a REIT. It is possible that future economic, market, legal, tax or other considerations may cause our board of directors to determine that it is not in our best interest to qualify as a REIT or revoke our REIT election, which it may do without stockholder approval.

Although we do not expect to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, we will receive an opinion prior to the effectiveness of this registration statement from our legal counsel, Morrison & Foerster LLP, that commencing with our short taxable year ending December 31, 2014, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws. Investors should be aware that Morrison & Foerster LLP’s opinion will be based on the U.S. federal income tax laws governing qualification as a REIT as of the date of such opinion, which will be subject to change, possibly on a retroactive basis, will not be binding on the IRS or any court, and will speak only as of the date issued. In addition, Morrison & Foerster LLP’s opinion will be based on customary assumptions and will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve, among other things, the percentage of our gross income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership and the percentage of our earnings that we distribute. Morrison & Foerster LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Morrison & Foerster LLP’s opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification.

If we fail to qualify as a REIT for any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. In addition, we generally would be disqualified from treatment as a REIT for the four taxable years following the year in which we lost our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution because of the additional tax liability. In addition, distributions would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and would substantially reduce our ability to make distributions to you.

Our ability to qualify as a REIT could be adversely affected by our ownership of a health care facility if we lease a healthcare facility to a TRS lessee and such lease is not respected as a true lease for U.S. federal income tax purposes, if our TRS lessee fails to qualify as a “taxable REIT subsidiary,” or if the operator of the health care facility does not qualify as an “eligible independent contractor.”

We may lease health care facilities to a TRS. If a lease of a health care facility to a TRS lessee is not respected as a true lease for U.S. federal income tax purposes, we may fail to qualify as a REIT. For the rent paid pursuant to any leases of health care facilities to a TRS lessee to qualify for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and must not be treated as a service contracts, joint ventures or some other type of arrangements. We intend to structure any leases of health care facilities to a TRS lessee so that the leases will be respected as true leases for U.S. federal income tax purposes, but there can be no assurance that the IRS will agree with this characterization.

If a TRS fails to qualify as a “taxable REIT subsidiary” under the Code, we could fail to qualify as a REIT. Rent paid by a lessee that is a “related party tenant” is not qualifying income for purposes of the 75% and 95% gross income tests applicable to REITs. So long as the TRS lessee qualifies as a TRS, it will not be treated as a “related party tenant” with respect to our properties that are managed by an eligible independent contractor. We believe that our TRS qualifies to be treated as a TRS for U.S. federal income tax purposes, but there can be no assurance that the IRS will not challenge the status of our TRS for U.S. federal income tax purposes or that a court would not sustain such a challenge.

If a given health care facility management company does not qualify as an “eligible independent contractor” or if a given health care facility is not a “qualified health care property,” we could fail to qualify as a REIT. Each property with respect to which our TRS lessee pays rent must be a “qualified health care property.” The REIT provisions of the Code provide only limited guidance for making determinations under the requirements for “qualified health care properties” and there can be no assurance that these requirements will be satisfied in all cases. Any health care facility management company that enters into a management contract with a TRS lessee must qualify as an “eligible independent contractor” under the REIT rules in order for the rent paid to us by our TRS to be qualifying income for our REIT income test requirements. Complex ownership attribution rules apply for purposes of these ownership thresholds. Although we intend to monitor ownership of our stock by operators of our health care facilities and their owners, and certain provisions of our charter are designed to prevent ownership of our stock in violation of these rules, there can be no assurance that these ownership levels will not be exceeded.

The IRS may challenge the valuation of our assets and securities or the real estate collateral for the mortgage or mezzanine loans that we may originate and may contend that our ownership of such assets violates one or more of the asset tests applicable to REITs.

We believe that the assets that we will hold after consummation of this offering satisfy the asset test requirements. We will not obtain, nor are we required to obtain under the U.S. federal income tax laws, independent appraisals to support our conclusions as to the value of our assets and securities or the real estate collateral for the mortgage or mezzanine loans that we may originate. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

To qualify as a REIT and to avoid the payment of U.S. federal income and excise taxes, we may be forced to borrow funds, use proceeds from the issuance of securities (including this offering), pay taxable dividends of our stock or debt securities or sell assets to make distributions, which may result in our distributing amounts that may otherwise be used for our operations.

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. We will be subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on acquisitions of properties and it is possible that we might be required to borrow funds, use proceeds from the issuance of securities (including this offering), pay taxable dividends of our stock or debt securities or sell assets in order to distribute enough of our taxable income to qualify or maintain our qualification as a REIT and to avoid the payment of U.S. federal income and excise taxes.

Future sales of properties may result in penalty taxes, or may be made through taxable REIT subsidiaries, each of which would diminish the return to you.

It is possible that one or more sales of our properties may be “prohibited transactions” under provisions of the Code. If we are deemed to have engaged in a “prohibited transaction” (i.e., we sell a property held by us primarily for sale in the ordinary course of our trade or business), all income that we derive from such sale would be subject to a 100% tax. The Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax. A principal requirement of the safe harbor is that the REIT must hold the applicable property for not less than two years prior to its sale. It is entirely possible, if not likely, that the sale of one or more of our properties will not fall within the prohibited transaction safe harbor.

If we acquire a property that we anticipate will not fall within the safe harbor from the 100% penalty tax upon disposition, we may acquire such property through a taxable REIT subsidiary in order to avoid the possibility that the sale of such property will be a prohibited transaction and subject to the 100% penalty tax. If we already own such a property directly or indirectly through an entity other than a taxable REIT subsidiary, we may contribute the property to a taxable REIT subsidiary. Though a sale of such property by a taxable REIT subsidiary likely would mitigate the risk of incurring a 100% penalty tax, the taxable REIT subsidiary itself would be subject to regular corporate income tax at the U.S. federal level, and potentially at the state and local levels, on the gain recognized on the sale of the property as well as any income earned while the property is operated by the taxable REIT subsidiary. Such tax would diminish the amount of proceeds from the sale of such property ultimately distributable to you.

Our ability to use taxable REIT subsidiaries in the foregoing manner is subject to limitation. Among other things, the value of our securities in taxable REIT subsidiaries may not exceed 25% of the value of our assets and dividends from our taxable REIT subsidiaries, when aggregated with all other non-real estate income with respect to any one year, generally may not exceed 25% of our gross income with respect to such year. No assurances can be provided that we would be able to successfully avoid the 100% penalty tax through the use of taxable REIT subsidiaries.

In certain circumstances, we and/or our subsidiaries may be subject to U.S. federal and state income taxes, which would reduce our cash available for distribution to our stockholders.

Even if we qualify as a REIT, we may be subject to U.S. federal income taxes or state taxes. As discussed above, net income from a “prohibited transaction” will be subject to a 100% penalty tax. To the extent we satisfy the distribution requirements applicable to REITs, but distribute less than 100% of our taxable income, we will be subject to U.S. federal income tax at regular corporate rates on our undistributed income. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain capital gains we earn from the sale or other disposition of our properties and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, our stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. We may also be subject to state and local taxes on our income or property, either directly or at the level of the companies through which we indirectly own our assets. Any federal or state taxes we pay will reduce our cash available for distribution to our stockholders. In addition, our taxable REIT subsidiary, MedEquities Realty TRS, LLC, will be subject to corporate-level tax.

The ability of our board of directors to revoke or otherwise terminate our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income at regular corporate rates and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

If our operating partnership were taxable as a corporation for U.S. federal income tax purposes, we would fail to qualify as a REIT and would suffer other adverse tax consequences.

If additional partners are admitted to our operating partnership, we intend for our operating partnership to be treated as a partnership for U.S. federal income tax purposes. If the IRS were to successfully challenge the status of our operating partnership as a partnership, however, our operating partnership generally would be taxable as a corporation. In such event, we likely would fail to qualify as a REIT for U.S. federal income tax purposes, and the resulting corporate income tax burden would reduce the amount of distributions that our operating partnership could make to us. This would substantially reduce the cash available to make distributions to our stockholders.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may acquire mezzanine loans for which the IRS has provided a safe harbor but not rules of substantive law. In IRS Revenue Procedure 2003-65, the IRS provided a safe harbor pursuant to which a mezzanine loan, if it meets certain requirements, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. We may acquire mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and gross income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

Complying with the REIT requirements may limit our ability to hedge risk effectively.

The REIT provisions of the Code may limit our ability to hedge our liabilities effectively. In general, income from hedging transactions does not constitute qualifying income for purposes of the 75% and 95% gross income tests applicable to REITs. However, to the extent, we enter into a hedging contract to reduce interest rate risk or foreign currency risk on indebtedness incurred to acquire or carry real estate assets, any income we derive from the contract would be excluded from gross income for purposes of calculating the REIT 75% and 95% gross income tests if specified requirements are met. Consequently, we may have to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This may leave us exposed to greater risks than we would otherwise want to bear and could increase the cost of our hedging activities because a TRS would be subject to tax on the income therefrom.

Complying with the REIT requirements may cause us to forego otherwise attractive opportunities or sell properties earlier than we wish.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of shares of our stock. We may be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution, or we may be required to forego or liquidate otherwise attractive investments in order to comply with the REIT tests. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

We may make distributions consisting of both stock and cash, in which case stockholders may be required to pay income taxes in excess of the cash distributions they receive.

We may make distributions that are paid in cash and stock at the election of each stockholder and may distribute other forms of taxable stock dividends. Taxable stockholders receiving such distributions will be required to include the full amount of the distributions as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such distributions in excess of the cash received. If a stockholder sells the stock that it receives in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, in the case of certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to taxable dividends, including taxable dividends that are paid in stock. In addition, if a significant number of our stockholders decide to sell their stock in order to pay taxes owed with respect to taxable stock dividends, it may put downward pressure on the trading price of our stock.

You may be restricted from acquiring or transferring certain amounts of our common stock.

Certain provisions of the Code and the stock ownership limits in our charter may inhibit market activity in our stock and restrict our business combination opportunities. In order to maintain our qualification as a REIT, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our stock under this requirement. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our stock.

Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our stock. Our board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of such ownership limit would result in our failing to qualify as a REIT.

Dividends paid by REITs generally do not qualify for the favorable tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to qualified dividend income paid to U.S. stockholders that are individuals, trusts and estates currently is 20%. Dividends paid by REITs generally are not eligible for such maximum tax rate. Although the favorable tax rates applicable to qualified dividend income do not adversely affect the taxation of REITs or dividends paid by REITs, such favorable tax rates could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Legislative or regulatory action with respect to taxes could adversely affect the returns to our stockholders.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the U.S. federal income tax laws applicable to investments similar to an investment in our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our stock or on the market value or the resale potential of our assets. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in our stock and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

See “Material U.S. Federal Income Tax Considerations” for a more detailed discussion of these and other material U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of our common stock.

Risks Related to This Offering and Ownership of Our Common Stock

We have not identified the use of a significant portion of the net proceeds from this offering and, therefore, you will not have the opportunity to evaluate our acquisitions to be funded with the net proceeds from this offering before we make them.

Other than our potential acquisition of Mountain’s Edge Hospital, we have not yet identified any other specific healthcare facility acquisitions or healthcare-related real estate debt investments that we may make in the future and we will not provide you with information to evaluate our investments prior to making such investments, other than through our disclosures required by the rules of the SEC. For a discussion of our business and growth strategies, see “Our Business—Our Business and Growth Strategies” and for a discussion of certain potential acquisitions that we are currently evaluating, see “Our Business—Our Acquisitions under Evaluation.” We have not entered into binding commitments with respect to any of the potential acquisition opportunities described “Our Business—Our Acquisitions under Evaluation,” and there can be no assurance that we will complete any of them on favorable terms, or at all. See “—Risks Related to Our Business and Growth Strategy—Our growth will depend upon future acquisitions of healthcare properties, and we may be unsuccessful in identifying and consummating attractive acquisitions or taking advantage of other investment opportunities, which would impede our growth and negatively affect our cash available for distribution to stockholders.” Although we intend to use the net proceeds from this offering to acquire additional healthcare facilities, we cannot assure you that we will be able to do so. Our failure to apply the net proceeds from this offering effectively or find suitable assets to acquire in a timely manner or on acceptable terms could result in losses or returns that are substantially below expectations.

Pending application of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT. We expect that these initial investments will provide a lower net return than we expect to receive from the investments described above. We may not be successful in completing any investments we identify and the healthcare facilities that we acquire may not produce our anticipated, or any, positive returns.

There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop and be sustained following this offering.

Prior to this offering, there has not been any public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. The initial public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

The trading volume and market price of our common stock may be volatile and could decline substantially following this offering.

Even if an active trading market develops and is sustained for our common stock, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which you purchase them in this offering. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future, including as a result of factors unrelated to our operating performance or prospects. In particular, the market price of our common stock could be subject to wide fluctuations in response to a number of factors, including, among others, the following:

•	actual or anticipated differences in our operating results, liquidity, or financial condition;

•	changes in our revenues, FFO, AFFO or earnings estimates;

•	publication of research reports about us, our properties, the healthcare industry or overall real estate market;

•	increases in market interest rates that lead purchasers of our common stock to demand a higher yield;

•	additions and departures of key personnel;

•	the performance and market valuations of other similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	actions by institutional stockholders;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	the realization of any of the other risk factors presented in this prospectus;

•	speculation in the press or investment community;

•	the extent of investor interest in our securities;

•	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our underlying asset value;

•	changes in accounting principles;

•	investor confidence in the stock and bond markets generally;

•	future equity issuances;

•	failure to meet and maintain REIT qualification and requirements;

•	low trading volume of our stock;

•	terrorist acts; and

•	general market and economic conditions, including factors unrelated to our operating performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their common stock. If the market price of our common stock is volatile and this type of litigation is brought against us, it could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

Common stock eligible for future sale could have an adverse effect on the value of our common stock.

In connection with the initial private placement, we entered into a registration rights agreement requiring us to use commercially reasonable efforts to file with the SEC, no later than September 29, 2014, a shelf registration statement with respect to the shares sold in that private placement and to use commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after filing, and in any event, subject to certain exceptions, no later than January 27, 2015. As a result, holders of shares of our common stock acquired in the initial private placement have registration rights that obligate us to register their shares under the Securities Act. Once we register the shares, they can be freely sold in the public market, subject to any applicable lock-up agreements. See “Shares Eligible for Future Sale.” Future sales by these holders of our common stock, or the perception that such sales could occur in the future, could have a material adverse effect on the market price of our common stock. In particular, as of the date of this prospectus, BlueMountain owns 23.4% of the outstanding shares of our common stock, and has the right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its ownership percentage in us following the completion of this offering, without payment by us of any underwriting discount or commissions. If BlueMountain sells all or a substantial portion of their shares, it could have a material adverse impact on the market price of our common stock.

From time to time we also intend to issue additional shares of common stock or OP units, which, at our option, may be redeemed for shares of our common stock, in connection with the acquisition of investments, as compensation or otherwise, and we may grant additional registration rights in connection with such issuances.

We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of the common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market price of our common stock.

You will experience immediate and substantial dilution from the purchase of our shares sold in this offering.

The offering price of our shares is higher than what our net tangible book value per share will be immediately after this offering. Accordingly, purchasers of our shares in this offering will incur immediate dilution of approximately $         in net tangible book value per share, based on the midpoint of the price range set forth on the cover page of this prospectus.

We have not established a minimum dividend payment level and we cannot assure you of our ability to pay dividends in the future or the amount of any dividends.

We have not established a minimum distribution payment level, and our ability to make distributions to our stockholders may be adversely affected by the risk factors described in this prospectus. Until our portfolio of assets generates sufficient income and cash flow, we could be required to fund distributions from working capital, sell assets or borrow funds. To the extent that we are required to sell assets in adverse market conditions or borrow funds at unfavorable rates, our results of operations could be materially and adversely affected.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to acquire properties and may reduce the returns on your investment in our common stock.

Prior to the time we have fully invested the net proceeds from this offering, we may fund distributions to our stockholders out of the net proceeds from this offering, which would reduce the amount of cash we have available to acquire properties and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds from this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder’s tax basis in our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon liquidation, or future issuances of equity securities (including OP units), which would dilute our existing stockholders and may be senior to our common stock for purposes of making distributions, may adversely affect the market price of our common stock.

In the future, we may issue debt or equity securities or incur other borrowings. Upon our liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before common stockholders. If we incur debt in the future, our future interest costs could increase and adversely affect our liquidity, FFO, AFFO and results of operations. We are not required to offer any additional equity securities to existing common stockholders on a preemptive basis; however, BlueMountain has the right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its ownership percentage in us following the completion of this offering, without payment by us of any underwriting discount or commissions. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities (including OP units), warrants or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of our common stock. Our preferred stock, if issued, would likely have a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, common stockholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.

Increases in market interest rates may reduce demand for our common stock and result in a decline in the market price of our common stock.

The market price of our common stock may be influenced by the distribution yield on our common stock (i.e., the amount of our annual distributions as a percentage of the market price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently low compared to historical levels, may lead prospective purchasers of our common stock to expect a higher distribution yield, which we may not be able, or may choose not, to provide. Higher interest rates would also likely increase our borrowing costs and decrease our operating results and cash available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements in this prospectus are “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. This prospectus also contains forward-looking statements by third parties relating to market and industry data and forecasts; forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations, FFO, AFFO, our strategic plans and objectives, cost management, potential property acquisitions, anticipated capital expenditures (and access to capital), amounts of anticipated cash distributions to our stockholders in the future and other matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and other similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and/or could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned to not place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

•	risks and uncertainties related to the national, state and local economies, particularly the economies of California, Nevada, Texas and South Carolina, and the real estate and healthcare industries in general;

•	our limited operating history;

•	our use of the net proceeds from this offering;

•	our ability to acquire our properties under contract;

•	availability and terms of capital and financing;

•	the impact of existing and future healthcare reform legislation on our tenants, borrowers and guarantors;

•	adverse trends in the healthcare industry, including, but not limited to, changes relating to reimbursements available to our tenants by government or private payors;

•	our tenants’ ability to make rent payments, particularly those tenants comprising a significant portion of our portfolio;

•	our guarantors’ ability to ensure rent payments;

•	our possible failure to qualify and maintain our status as a REIT and the risk of changes in laws governing REITs;

•	our dependence upon key personnel whose continued service is not guaranteed;

•	availability of appropriate acquisition, development and redevelopment opportunities;

•	ability to source off-market and target-marketed deal flow;

•	fluctuations in mortgage and interest rates;

•	risks and uncertainties associated with property ownership and development;

•	failure to integrate acquisitions successfully;

•	potential liability for uninsured losses and environmental liabilities; and

•	the potential need to fund improvements or other capital expenditures out of operating cash flow.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully read the section entitled “Risk Factors” in this prospectus. New risks and uncertainties may also emerge from time to time that could materially and adversely affect us.

USE OF PROCEEDS

After deducting the underwriting discount and commissions and estimated expenses of this offering of approximately $        million payable by us, we expect to receive net proceeds from this offering of approximately $        million, or approximately $        million if the underwriters’ over-allotment option is exercised in full.

We intend to contribute the net proceeds from this offering to our operating partnership in exchange for OP units, and our operating partnership intends to use the net proceeds from this offering as follows:

•	approximately $27.4 million to acquire Mountain’s Edge Hospital; and

•	the remaining net proceeds, if any, for general corporate purposes, including working capital and future acquisitions.

Prior to the full investment of the net proceeds in healthcare properties, we intend to invest the net proceeds in interest-bearing, short-term investment-grade securities, money market accounts or other investments that are consistent with our intention to elect and qualify to be taxed as a REIT. Such investments may include, for example, government and government agency certificates, government bonds, certificates of deposit, interest-bearing bank deposits, money market accounts and mortgage loan participations. These initial investments are expected to provide a lower net return than we will seek to achieve from investments in healthcare properties.

DISTRIBUTION POLICY

To satisfy the requirements to qualify as a REIT, and to avoid paying tax on our income, we intend to make regular quarterly distributions of all, or substantially all, of our REIT taxable income to our stockholders. On September 23, 2014, our board of directors declared a dividend of $0.08 per share payable on October 23, 2014 to stockholders of record on October 14, 2014. Any future distributions we make will be at the sole discretion of our board of directors and will depend upon a number of factors, including our actual and projected results of operations, the cash flow generated by our operations, funds from operations, adjusted funds from operations, liquidity, our operating expenses, our debt service requirements, capital expenditure requirements for the properties in our portfolio, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, restrictions on making distributions under Maryland law and such other factors as our board of directors deems relevant. We cannot assure you that our distribution policy will not change in the future. For more information regarding risk factors that could materially adversely affect our ability to make distributions to our stockholders, please see “Risk Factors.”

We anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although a portion of the distributions may constitute a return of capital or may be designated by us as qualified dividend income or capital gain. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the adjusted tax basis of the common stock. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Considerations.”

We intend to elect to be taxed and to operate in a manner that will allow us to qualify to be a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014. Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income, including net capital gain. For more information, please see “Material U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will allow us to satisfy the annual distribution requirements applicable to REITs and to avoid the payment of tax on undistributed taxable income. However, under some circumstances, our cash available for distribution may be less than the amount required to meet the annual distribution requirements applicable to REITs, and we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements and we may need to borrow funds to make certain distributions. We also may elect to pay all or a portion of any distribution in the form of a taxable distribution of our common stock to enable us to satisfy the annual distribution requirements applicable to REITs and to avoid the payment of tax on our undistributed taxable income. We currently have no intention to make taxable distributions of our common stock or debt securities. However, to the extent that you receive a taxable distribution of our common stock or debt securities, you will be taxed on such securities as if you had received the equivalent value in cash. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the securities received. To the extent not inconsistent with our intention to qualify as a REIT, we may cause any TRS that we may organize to retain any earnings that it accumulates.

In addition, our charter allows us to issue preferred stock that could have a preference on distributions. We currently have no intention to issue any preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

CAPITALIZATION

The following table sets forth:

•	our actual capitalization as of June 30, 2014;

•	our pro forma capitalization as of June 30, 2014, which gives effect to (i) the sale of 10,539,561 shares of common stock in the initial private placement, and (ii) the sale of 405,833 shares of common stock to certain members of our management team, nominees to our board of directors and certain other individuals in the management/director private placement on July 31, 2014; and

•	our pro forma capitalization as of June 30, 2014, as adjusted to give effect to this offering (including the application of the net proceeds as described in “Use of Proceeds”).

You should read this table in conjunction with “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated balance sheet and related notes included elsewhere in this prospectus.

	As of June 30, 2014
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)
		(unaudited)
Stockholders’ equity:
Common stock, par value $0.01 per share, 1,000 shares authorized, 1,000 shares issued and outstanding, actual; 400,000,000 authorized, 11,068,009 shares issued and outstanding pro forma; 400,000,000 authorized, shares issued and outstanding, pro forma as adjusted	10	109,454
Preferred stock, par value $0.01 per share, 0 shares authorized and 0 shares issued and outstanding, actual; and 50,000,000 shares authorized and 0 shares issued and outstanding, as adjusted	—	—
Additional paid-in capital	990	153,526,560

Total stockholders’ equity	$1,000	$153,636,014

(1)	Includes an aggregate of 122,615 restricted shares of common stock previously granted to our executive officers, non-employee directors and certain other employees. Excludes (i) an aggregate of 158,927 restricted stock units previously granted to our executive officers and certain other employees, all of which are performance-based and will not vest unless certain operating metrics are achieved (see “Management—2014 Equity Incentive Plan”), and (ii) 375,181 shares of our common stock available for future issuance under our 2014 Equity Incentive Plan.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the shares of our common stock sold in this offering exceeds the pro forma net tangible book value per share of our common stock after completion of this offering and the concurrent private placement. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

At June 30, 2014, our net tangible book value was $         million, or $         per share. After giving effect to the sale of the shares of our common stock in this offering and the concurrent private placement, including the use of proceeds as described under “Use of Proceeds,” and the deduction of underwriting discounts and estimated offering expenses, our pro forma net tangible book value as of June 30, 2014 would have been $         million, or $         per share. This represents an immediate increase in net tangible book value of $         per share to existing investors and an immediate dilution in pro forma net tangible book value of $         per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution to new investors.

Assumed initial public offering price per share		$
Net tangible book value per share at June 30, 2014	$
Net increase in pro forma net tangible book value per share attributable to this offering and the concurrent private placement	$

Pro forma net tangible book value per share after giving effect to this offering and the concurrent private placement		$

Dilution in pro forma net tangible book value per share to new investors		$

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value after this offering and the concurrent private placement would be $         per share, the increase in the net tangible book value to existing investors would be $         per share and the dilution in pro forma net tangible book value per share to new investors purchasing common stock in this offering would be $        per share.

The following table summarizes, as of June 30, 2014:

•	the total number of shares of our common stock issued to existing investors and the number of shares of our common stock purchased from us in the concurrent private placement and by new investors in this offering;

•	the total consideration paid to us by existing investors and by new investors purchasing shares in this offering and the concurrent private placement, assuming an initial public offering of $ per share (the midpoint of the price range set forth on the front cover of this prospectus), before deducting the estimated underwriting discount and estimated offering expenses payable by us in connection with this offering; and

•	the average price per share paid by existing investors and by new investors purchasing shares in this offering and the concurrent private placement.

	Shares			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing Investors			%	$		%	$
[BlueMountain Concurrent Private Placement]
New investors							$

Total			%	$		%

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following tables set forth selected financial and operating data based on (i) our historical balance sheet as of June 30, 2014, (ii) our unaudited pro forma consolidated balance sheet as of June 30, 2014 and (iii) our unaudited pro forma income statements for six months ended June 30, 2014 and the year ended December 31, 2013. We have not presented historical results of operations data because, prior to the completion of the private placements on July 31, 2014, we did not have any corporate activity since our formation other than the issuance of 1,000 shares of our common stock in connection with the initial capitalization of the company on May 5, 2014.

The unaudited pro forma financial and operating data have been derived from our historical consolidated financial statements and the historical statements of revenues and certain direct operating expenses of acquired properties and properties probable of being acquired that are included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet as of June 30, 2014 is presented to reflect adjustments to our historical balance sheet as if this offering, the private placements and certain real estate property and healthcare-related debt investments described herein were completed on June 30, 2014. The unaudited pro forma consolidated income statements for the six-month period ended June 30, 2014 and the year ended December 31, 2013 are presented as if this offering, the private placements and certain real estate property acquisitions and healthcare-related debt investments described herein were completed on the first day of the annual period presented.

You should read the following selected financial and operating data in conjunction with (i) our historical balance sheet as of June 30, 2014; (ii) the audited and unaudited statements of revenues and certain direct operating expenses of certain acquired properties and properties probable of acquisition; (iii) the “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and (iv) the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections in this prospectus. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable. The following unaudited pro forma financial and operating data are presented for informational purposes only and are not necessarily indicative of what our actual financial position would have been as of June 30, 2014 assuming this offering, the private placements and certain real estate property acquisitions and healthcare-related debt investments had all been completed on June 30, 2014, what actual results of operations would have been for the year ended December 31, 2013 and the six months ended June 30, 2014 assuming this offering, the private placements and certain real estate property acquisitions and healthcare-related debt investments were completed on the first day of the annual period presented, and are not indicative of future results of operations or financial condition and should not be viewed as indicative of future results of operations or financial condition.

Consolidated Balance Sheet Data

(in thousands)

	Historical as of June 30, 2014 (audited)	Pro Forma as of June 30, 2014 (unaudited)
Assets
Land, buildings and improvements, and intangible lease assets	$—	$
Mortgage loans	—
Net investment in real estate assets
Total Assets	1
Total liabilities	—
Total equity	1
Total liabilities and equity	$1	$

Consolidated Income Statement

(in thousands)

	Pro Forma six months ended June 30, 2014 (unaudited)	Pro Forma year ended December 31, 2013 (unaudited)
Revenues	$	$
Rental Income
Mortgage Interest
Other
Expenses
Depreciation and amortization
Property-related
General and administrative
Total expenses
Net Income	$	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We were formed on April 23, 2014 and did not commence revenue generating operations until July 31, 2014. Therefore, we do not have any meaningful historical operations to discuss. You should read the following discussion in conjunction with the sections of this prospectus entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Our Business” and our audited financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview and Background

We are a self-managed and self-administered company that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments. We were formed on April 23, 2014 and commenced operations upon the completion of our private placements on July 31, 2014.

Our strategy is to become an integral capital partner with high-quality, facility-based providers of healthcare services, primarily through net-leased real estate investments. We intend to continue to invest primarily across the acute and post-acute spectrum of care. We believe acute and post-acute healthcare facilities have the potential to provide higher risk-adjusted returns compared to other forms of net-leased real estate assets due to the specialized expertise and insight necessary to own, finance and operate these properties, which are factors that tend to limit competition among owners, operators and finance companies. We intend to continue to target healthcare providers or operators that are experienced, growth-minded and that we believe have shown an ability to successfully navigate a changing healthcare landscape. We expect to invest primarily in the following types of healthcare properties: acute care hospitals, short stay surgical and specialty hospitals (such as those focusing on orthopedic, heart, and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation facilities, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support these services, such as medical office buildings.

We conduct our business through an UPREIT structure, consisting of our operating partnership, MedEquities Realty Operating Partnership, LP, and subsidiaries of our operating partnership, including our TRS, MedEquities Realty TRS, LLC. Through our wholly-owned limited liability company, MedEquities OP GP, LLC, we are the sole general partner of our operating partnership, and we presently own all of the OP units of our operating partnership. In the future, we may issue OP units to third parties in connection with healthcare property acquisitions, as compensation or otherwise.

We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes for our short taxable year ending December 31, 2014.

Recent Developments

On July 31, 2014, we sold an aggregate of 10,351,040 shares of our common stock in the initial private placement, at a price per share of $15.00, to certain institutional and individual investors, with FBR acting as initial purchaser/placement agent and, on August 22, 2014, we sold an additional 188,521 shares of our common stock pursuant to the exercise by FBR of its option to purchase shares to cover additional allotments. Concurrently with the completion of the initial private placement, on July 31, 2014, we sold an aggregate of 405,833 shares of our common stock, at a price per share of $15.00, to certain of our officers, directors and their family members in the management/director private placement. The aggregate net proceeds to us from the private placements, after deducting the initial purchaser’s discount and placement fee and offering expenses payable by us, were approximately $151.6 million. BlueMountain purchased 2,583,686 shares of our common stock in the initial private placement and, as of the date of this prospectus, owns 23.4% of the outstanding shares of our common stock.

On August 1, 2014, we used a portion of the net proceeds from the private placements to acquire two long-term acute care hospitals and one skilled nursing facility for an aggregate purchase price of $91.0 million and to make two mortgage loans secured by two hospitals in the aggregate principal amount of $28.0 million.

On September 19, 2014, we used a portion of the net proceeds from the private placements to acquire one medical office building for approximately $15.2 million.

Critical Accounting Policies

We believe that our critical accounting policies once we commence material operations will be those that require significant judgments and estimates by management. The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP, in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates will be made and evaluated on an on-going basis using information that is available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of our wholly-owned subsidiaries and joint venture entities in which we have a controlling interest, through voting rights or other means. All material intercompany transactions and balances have been eliminated in consolidation.

At inception of joint venture transactions, we identify entities for which a controlling financial interest is achieved through means other than voting rights that are subject to the variable interest entity consolidation model and then determine which business enterprise is the primary beneficiary of its operations. A VIE is broadly defined as an entity where either (i) the equity investors as a group, if any, do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. We consolidate investments in VIEs when we are determined to be the primary beneficiary. Accounting Standards Codification Topic 810, Consolidations, or ASC 810, requires enterprises to perform a qualitative approach to determining whether or not a VIE will need to be consolidated on a continuous basis. This evaluation is based on an enterprise’s ability to direct and influence the activities of a VIE that most significantly impact that entity’s economic performance.

For investments in joint ventures not subject to the variable interest entity consolidation model, we evaluate the type of rights held by the limited partner(s) or other member(s), which may preclude consolidation in circumstances in which the sole general partner or managing member would otherwise consolidate the limited partnership. The assessment of limited partners’ or members’ rights and their impact on the presumption of control over a limited partnership or limited liability corporation by the sole general partner or managing member should be made when an investor becomes the sole general partner or managing member and should be reassessed if (i) there is a change to the terms or in the exercisability of the rights of the limited partners or members, (ii) the sole general partner or member increases or decreases its ownership in the limited partnership or corporation, or (iii) there is an increase or decrease in the number of outstanding limited partnership or membership interests.

Revenue Recognition, Mortgage Loans and Receivables

At the inception of a new lease arrangement, including new leases that arise from amendments, we assess the terms and conditions to determine the proper lease classification. A lease arrangement is classified as an operating lease if none of the following criteria are met: (i) transfer of ownership to the lessee, (ii) lessee has a bargain purchase option during or at the end of the lease term, (iii) the lease term is equal to 75% or more of the underlying property’s economic life, or (iv) the future minimum lease payments (excluding executory costs) are equal to 90% or more of the excess estimated fair value of the leased building. If one of the four criteria is met and the minimum lease payments are determined to be reasonably predicable and collectible, the lease arrangement is generally accounted for as a direct financing lease. If the assumptions utilized in the above classification assessments were different, our lease classification for accounting purposes may have been different; thus the timing and amount of our revenue recognized would have been impacted, which may be material to our consolidated financial statements.

We recognize rental revenue for operating leases on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of a leased asset. For assets acquired subject to leases, we recognize revenue upon acquisition of the asset provided the tenant has taken possession or control of the physical use of the leased asset. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. The determination of ownership of the tenant improvements is subject to significant judgment. If our assessment of the owner of the tenant improvements for accounting purposes were different, the timing and amount of our revenue recognized would be impacted.

Certain leases provide for additional rents that are contingent upon a percentage of the facility’s revenue in excess of specified base amounts or other thresholds. Such revenue is recognized when the lease contingency has been fully resolved or determined based on actual results reported by the tenant, or estimates of tenant results, exceed the base amount or other thresholds. The recognition of additional rents requires us to make estimates of amounts owed and to a certain extent are dependent on the accuracy of the facility results reported to us. Our estimates may differ from actual results, which could be material to our consolidated financial statements.

We maintain an allowance for doubtful accounts, including an allowance for operating lease straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. We monitor the liquidity and creditworthiness of our tenants and operators on a continuous basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For straight-line rent amounts, our assessment is based on income recoverable over the term of the lease. We exercise judgment in establishing allowances and consider payment history and current credit status in developing these estimates. These estimates may differ from actual results, which could be material to our consolidated financial statements.

We use the direct finance method of accounting to record income from direct financing leases, or DFLs. For leases accounted for as DFLs, future minimum lease payments are recorded as a receivable. For leases accounted for as DFLs, the net investment in the DFL represents receivables for the sum of minimum lease payments receivable and the estimated residual values of the leased properties, less the unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield when collectability of the lease payments is reasonably assured. Investments in DFLs are presented net of unamortized unearned income. The determination of estimated useful lives and residual values are subject to significant judgment. If these assessments for accounting purposes were to change, the timing and amount of our revenue recognized would be impacted.

Loans receivable are classified as held-for-investment based on management’s intent and ability to hold the loans for the foreseeable future or to maturity. We recognize interest income on loans, including the amortization of discounts and premiums, using the interest method applied on a loan-by-loan basis when collectability of the future payments is reasonably assured. Premiums, discounts and related costs are recognized as yield adjustments over the term of the related loans.

Loans and DFLs are placed on non-accrual status at such time as management determines that collectability of contractual amounts is not reasonably assured. While on non-accrual status, loans and DFLs are either accounted for on a cash basis, in which income is recognized only upon receipt of cash, or on a cost-recovery basis, where cash receipts reduce the carrying value of the loan or DFL, based on management’s judgment of collectability.

Allowances are established for loans and DFLs based upon an estimate of probable losses on an individual basis if they are determined to be impaired. Loans and DFLs are impaired when it is deemed probable that we will be unable to collect all amounts due on a timely basis in accordance with the contractual terms of the loan or lease. Determining the adequacy of the allowance is complex and requires significant judgment by us about the effect of matters that are inherently uncertain. The allowance is based upon our assessment of the borrower’s or lessee’s overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the net realizable value of any collateral. These estimates consider all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan’s or DFL’s effective interest rate, the fair value of collateral, general economic conditions and trends, historical and industry loss experience, and other relevant factors. While our assumptions are based in part upon historical data, our estimates may differ from actual results, which could be material to our consolidated financial statements.

Real Estate Investments

We make estimates as part of our allocation of the purchase price of acquisitions (whether an asset acquisition acquired via purchase/leaseback or a business combination via an asset acquired from the current lessor) to the various components of the acquisition based upon the relative fair value of each component for asset acquisitions and at fair value of each component for business combinations. In making estimates of fair values for purposes of allocating purchase prices of acquired real estate, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The most significant components of our allocations are typically the allocation of fair value to land and buildings and, for certain of our acquisitions, in-place leases and other intangible assets. In the case of the fair value of buildings and the allocation of value to land and other intangibles, the estimates of the values of these components will affect the amount of depreciation and amortization we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the value of in-place leases, our management makes best estimates based on the evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. These assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases. We evaluate each purchase transaction to determine whether the acquired assets meet the definition of a business. Transaction costs related to acquisitions that are not deemed to be businesses are included in the cost basis of the acquired assets, while transaction costs related to acquisitions that are deemed to be businesses are expensed as incurred.

Asset Impairment

Real estate asset impairment losses are recorded when events or changes in circumstances indicate the asset is impaired and the estimated undiscounted cash flows to be generated by the asset are less than its carrying amount. Management assesses the impairment of properties individually and impairment losses are calculated as the excess of the carrying amount over the fair value of assets to be held and used, and carrying amount over the fair value less cost to sell in instances where management has determined that we will dispose of the property. In determining fair value, we use current appraisals or other third party opinions of value and other estimates of fair value such as estimated discounted future cash flows.

We evaluate the carrying values of mortgage loans receivable on an individual basis. Management periodically evaluates the realizability of future cash flows from the mortgage loan receivable when events or circumstances, such as the non-receipt of principal and interest payments and/or significant deterioration of the financial condition of the borrower, indicate that we will be unable to collect all the contractual interest and principal payments as scheduled in the mortgage agreement. An impairment charge is recognized in current period earnings and is calculated as the difference between the carrying amount of the mortgage loan receivable and the discounted cash flows expected to be received, or if foreclosure is probable, the fair value of the collateral securing the mortgage.

Stock-Based Compensation

Stock-based compensation expense for stock-based awards granted to our employees and our non-employee directors are recognized in the statement of income based on their estimated fair value, as adjusted.

Compensation expense for awards with cliff or graded vesting schedules is generally recognized ratably over the period from the grant date to the date when the award is no longer contingent on the employee providing additional services.

Compensation expense for awards with performance based vesting conditions including achievement of certain market conditions is recognized based on our estimate of the ultimate value of such award after considering our expectation of future performance. Typical market conditions for these awards are based on our stock price levels or our total stockholder return (stock price and dividends) including comparisons of our total stockholder returns to an index of other REIT stocks. As the awards are earned based on the achievement of market conditions, we must initially evaluate and estimate the probability of achieving the market conditions in order to determine the fair value of the award and over what period to recognize the stock compensation expense. Due to the complexities inherently involved with these awards, we will typically use an independent consultant to assist in modeling both the value of the award and the various periods over which each tranche of an award will be earned. We expect to use what is termed a Monte Carlo simulation model which determines a value and earnings periods based on multiple outcomes and their probabilities.

Factors That May Influence Future Results of Operations

Our revenues are derived from rents we earn pursuant to the lease agreements we enter into with our tenants, from interest income from loans that we make to our tenants and other facility owners and from any profits or equity interests that we may acquire in our tenants’ operations. Our tenants operate in the healthcare industry, generally providing medical, surgical and rehabilitative care to patients. The capacity of our tenants to pay our rents and interest is dependent upon their ability to conduct their operations at profitable levels. We believe that the business environment of the industry segments in which our tenants operate is generally positive for efficient operators. However, our tenants’ operations are subject to economic, regulatory and market conditions that may affect their profitability, which could impact our results of operations. Accordingly, we actively monitor certain key factors, including changes in those factors that we believe may provide early indications of conditions that may affect the level of risk in our lease and loan portfolio.

Key factors that we consider in underwriting prospective tenants and borrowers and in monitoring the performance of existing tenants and borrowers include, but are not limited to, the following:

•	the current, historical and projected cash flow and operating margins of each tenant and at each facility;

•	the ratio of our tenants’ operating earnings both to facility rent and to facility rent plus other fixed costs, including debt costs;

•	the quality and experience of the tenant and its management team;

•	construction quality, condition, design and projected capital needs of the facility;

•	the location of the facility;

•	local economic and demographic factors and the competitive landscape of the market;

•	the effect of evolving healthcare legislation and other regulations on our tenants’ profitability and liquidity; and

•	the payor mix of private, Medicare and Medicaid patients at the facility.

We also actively monitor the credit risk of our tenants. The methods we use to evaluate a tenant’s liquidity and creditworthiness include reviewing certain periodic financial statements, operating data and clinical outcomes data of the tenant. Over the course of a lease, we also have regular meetings with the facility management teams. Through these means we are able to monitor a tenant’s credit quality. Our approach to our investments in real estate-related debt investments is similar to our process when seeking to purchase the underlying property. We intend to service our mortgage and mezzanine loans in-house and will monitor both the credit quality of the borrower as well as the value of our collateral on an ongoing basis. If we originate construction loans, we may retain third parties to monitor the progress of developments and to service the loans.

Certain business factors, in addition to those described above that directly affect our tenants and borrowers, will likely materially influence our future results of operations:

•	the financial and operational performance of our tenants and borrowers, particularly those that we expect to account for a significant portion of the income generated by our portfolio, such as Fundamental Healthcare, which is subject to significant litigation;

•	trends in the cost and availability of capital, including market interest rates, that our prospective tenants may use for their real estate assets financing their real estate assets through lease structures;

•	unforeseen changes in healthcare regulations that may limit the incentives for physicians to participate in the ownership of healthcare providers and healthcare real estate;

•	reductions in reimbursements from Medicare, state healthcare programs and commercial insurance providers that may reduce our tenants’ profitability our lease rates; and

•	competition from other financing sources.

Results of Operations

For the period from inception (April 23, 2014) through July 31, 2014, the closing date of the private placements, we expect to have incurred a net loss of approximately $0.9 million, primarily due to amounts owed to vendors and professional service providers and reimbursements to certain members of our management team for employment compensation and for expenses incurred in connection with our organization and the private placement, including legal and accounting, and expenses related to our formation activities, identification and negotiation of the acquisitions and investments in our portfolio and other potential investment opportunities and related legal and accounting costs. We estimate that our general and administrative expenses (including the net loss above) will be approximately $3.4 million for the period from inception (April 23, 2014) through December 31, 2014 and approximately $5.7 million on an annualized basis, in each case excluding non-cash compensation expense. We do not consider the results of our operations since inception to be meaningful with respect to an analysis of our expected operations for periods after which we commenced revenue generating activities.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, make distributions to our stockholders and other general business needs. Initially, our sources of cash primarily will be the remaining net proceeds from the private placements and the net proceeds from this offering, operating cash flows and borrowings. We intend to use these sources of cash to acquire the pending acquisitions in our portfolio and other acquisitions and investments consistent with our investment strategy, repay principal and interest on any outstanding borrowings, make distributions to our stockholders, fund our operations and pay accrued expenses.

Our long-term liquidity needs consist primarily of funds necessary to pay for the costs of acquiring additional healthcare properties and making additional loans and other investments, including potential future developments and redevelopments, and principal and interest payments on any debt that we may incur. In addition, although the terms of our net leases generally obligate our tenants to pay capital expenditures necessary to maintain and improve our net-leased properties, we from time to time may fund the capital expenditures for our net-leased properties through loans to the tenants or advances, some of which may increase the amount of rent payable with respect to the properties. We expect to meet our long-term liquidity requirements through various sources of capital, including future equity issuances (including OP units) or debt offerings, net cash provided by operations, long-term mortgage indebtedness and other secured and unsecured borrowings.

We may utilize various types of debt to finance a portion our acquisition and investment activities, including long-term, fixed-rate mortgage loans, variable-rate term loans, secured revolving lines of credit and construction financing facilities, including our anticipated secured revolving credit facility. Any indebtedness we incur will likely be subject to continuing covenants, and we will likely be required to make continuing representations and warranties in connection with that debt. Moreover, some or all of our debt may be secured by some or all of our assets. In the event of a default, the lenders could accelerate the timing of payments under the debt obligations and we may be required to repay such debt with capital from other sources, which may not be available on attractive terms, or at all, which would have a material adverse effect on our liquidity, financial condition, results of operations and ability to make distributions to our stockholders.

Anticipated Secured Revolving Credit Facility

We have entered into a mandate letter agreement and non-binding term sheet with KeyBank, as administrative agent, and KeyBanc Capital Markets Inc., as lead arranger, regarding a proposed $150.0 million senior secured revolving credit facility with KeyBank and other mutually agreed upon lenders. We expect that the credit facility will include an accordion feature that will allow us to request an increase in total borrowing capacity under the facility up to $350.0 million, subject to certain conditions, including obtaining additional commitments from lenders. We expect the credit facility to have a two-year term, with two one-year extension options, subject to certain conditions, including that our common stock be listed on a national securities exchange. The proposed credit facility would be used primarily to fund acquisitions but could also be available for general corporate purposes.

The amount available for us to borrow from time to time under this facility is expected to be limited according to a borrowing base valuation of certain unencumbered properties owned by subsidiaries of our operating partnership that guarantee this facility, using loan-to-value ratios of up to 55% to 65%, depending on the property type. We expect to have the option to remove properties from the pool of borrowing base properties and to add different properties, subject to our continued compliance with the financial covenants and other terms of the credit facility. We expect that certain of our properties will be used as collateral for the credit facility and that each of our subsidiaries that owns a borrowing base property and each of our material subsidiaries will guarantee our obligations under the credit facility.

The credit facility is expected to bear interest at a rate per annum equal to either the London Interbank Offered Rate, or LIBOR, plus a margin between 2.75% and 3.25% or a base rate plus a margin between 1.75% and 2.25%, in each case depending on our leverage. In addition, we expect to be obligated to pay an annual fee equal to 0.25% of the amount of the unused portion of the credit facility if amounts borrowed are greater than 50% of the credit facility or 0.35% of the unused portion of the credit facility if amounts borrowed are less than 50% of the credit facility. The mandate letter and term sheet do not create any binding commitment or agreement on the part of KeyBanc to provide the credit facility on the terms described above. As such, we cannot provide any assurance that we will be able to enter in to a definitive agreement relating to this credit facility on the terms described above or at all.

Contractual Obligations

The following table sets forth our contractual obligations, as of the date of this prospectus (in thousands):

	Payments Due by Period
Contractual Obligations(1)	Less than 1 year	1-3 Years	3-5 Years	More Than 5 Years	Total
Operating Lease(2)	$41	$512	$360	$—	$913
Purchase Obligations(3)	35,789	—	—	—	35,789

Total	$35,830	$512	$360	$—	$36,702

(1)	Does not reflect any borrowings under our anticipated secured revolving credit facility.
(2)	Our operating lease is comprised of our office space lease. The amounts included represent the contractual monthly rent due under the initial term of the lease through its expiration date in December 2019.
(3)	We have two healthcare facilities under contract consisting of one medical office building and one acute care hospital that is currently under development by a third-party developer, which will not be acquired until the development of the property is completed and the tenant’s lease has commenced. This is expected to occur during the first quarter of 2015. See “Our Business—Description of Properties and Investments in Our Portfolio—Properties under Contract” for additional information.

Off-Balance Sheet Arrangements

As of the date of this prospectus, we have no off-balance sheet transactions.

Inflation

We are exposed to inflation risk as income from long-term leases are a main source of our cash flows from operations. For our leased properties, we expect there to be provisions in the majority of our leases that will protect us from the impact of inflation. These provisions may include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square foot allowance. However, due to the long-term nature of the anticipated leases, among other factors, the leases may not re-set frequently enough to cover inflation.

Funds from Operations

FFO is a non-GAAP measure used by many investors and analysts that follow the real estate industry. FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT, represents net income (computed in accordance with GAAP), excluding gains (losses) on sales of real estate and impairments of real estate assets, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We compute FFO in accordance with NAREIT’s definition, which may differ from the methodology for calculating FFO, or similarly titled measures, used by other companies.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most real estate industry investors consider FFO to be helpful in evaluating a real estate company’s operations. We believe that the presentation of FFO and AFFO provides useful information to investors regarding our operating performance by excluding the effect of depreciation and amortization, gains or losses from sales for real estate, including impairments, extraordinary items and the portion of items related to unconsolidated entities, all of which are based on historical cost accounting, and that FFO and AFFO can facilitate comparisons of operating performance between periods and between REITs, even though FFO and AFFO do not represent an amount that accrues directly to common stockholders.

Our calculation of FFO may not be comparable to measures calculated by other companies who do not use the NAREIT definition of FFO or do not calculate FFO per diluted share in accordance with NAREIT guidance.

FFO should not be considered as an alternative to net income (computed in accordance with GAAP) as an indicator of the Company’s financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of its liquidity.

Adjusted Funds from Operations

AFFO is a non-GAAP measure used by many investors and analysts to measure a real estate company’s operating performance by removing the effect of items that do not reflect ongoing property operations. We further adjust FFO for certain items that are not added to net income in NAREIT’s definition of FFO, such as acquisition expenses, equity based compensation expenses, and any other non-comparable or non-cash expenses, which are costs that do not relate to the operating performance of our properties.

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. AFFO should not be considered as an alternative to net income (computed in accordance with GAAP) as an indicator of the Company’s financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of its liquidity.

Quantitative and Qualitative Disclosures about Market Risks

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business and investment objectives, we expect that the primary market risk to which we will be exposed is interest rate risk.

We may be exposed to the effects of interest rate changes primarily as a result of long-term debt used to acquire properties and make loans and other investments. Our interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we may borrow at fixed rates or variable rates. We also may enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We will not enter into derivative transactions for speculative purposes.

In addition to changes in interest rates, the value of our future investments is subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of tenants/operators, and which may affect our ability to refinance our debt if necessary.

OUR BUSINESS

Overview

We are a self-managed and self-administered company that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014. As of the date of this prospectus, our portfolio is comprised of two long-term acute care hospitals, one skilled nursing facility, one medical office building and two healthcare-related debt instruments. In addition, we have two healthcare facilities under contract for an aggregate purchase price of $35.8 million, consisting of one currently operating medical office building, which we expect to acquire prior to the completion of this offering, and one acute care hospital that is currently under development by a third-party developer. See “—Our Portfolio.”

Our strategy is to become an integral capital partner with high-quality, facility-based providers of healthcare services, primarily through net-leased real estate investments. We intend to continue to invest primarily across the acute and post-acute spectrum of care. We believe acute and post-acute healthcare facilities have the potential to provide higher risk-adjusted returns compared to other forms of net-leased real estate assets due to the specialized expertise and insight necessary to own, finance and operate these properties, which are factors that tend to limit competition among owners, operators and finance companies. We intend to continue to target healthcare providers or operators that are experienced, growth-minded and that we believe have shown an ability to successfully navigate a changing healthcare landscape. We expect to invest primarily in the following types of healthcare properties: acute care hospitals, short stay surgical and specialty hospitals (such as those focusing on orthopedic, heart, and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation facilities, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support these services, such as medical office buildings.

We intend to continue to capitalize on what we expect will be a need for significantly higher levels of capital investment in new and updated healthcare properties resulting from an aging U.S. population, increasing access to traditional healthcare services enabled by the Affordable Care Act, increasing regulatory oversight, rapidly changing technology and continuing focus on reducing healthcare costs. We believe these factors present opportunities for us to provide flexible capital solutions to healthcare providers as they seek the capital required to modernize their facilities, operate more efficiently and improve patient care.

While our preferred form of investment is fee ownership of a facility with a long-term triple-net lease with the healthcare provider or operator, we also intend to continue to provide debt financing to healthcare providers, typically in the form of mortgage or mezzanine loans. In addition, we may provide capital to finance the development of healthcare properties, which we may use as a pathway to the ultimate acquisition of pre-leased properties by including purchase options or rights of first offer in the loan agreements.

Our management team has extensive experience in acquiring, owning, developing, financing, operating, leasing and disposing of many types of healthcare properties and portfolios, as well as acquiring, owning, financing, operating and selling healthcare operating companies. We believe that our management team’s depth of experience in healthcare real estate, operations and finance positions us favorably to take advantage of healthcare investment opportunities. Our management team is led by John W. McRoberts, our chief executive officer and chairman of our board of directors, William C. Harlan, our president and a member of our board of directors, and Jeffery C. Walraven, our chief financial officer. Each of Messrs. McRoberts and Harlan has over 30 years of experience investing in healthcare real estate and operating companies, having completed over 170 acquisitions of healthcare-related facilities through various investment vehicles. Mr. Walraven has 22 years of public accounting experience, serving many public REIT clients since 1999, most recently as an assurance managing partner at BDO USA, LLP, where his primary responsibilities included providing core and peripheral assurance services and business operational and tax consulting services, including with respect to numerous public and private REIT offerings. We believe that our management team’s depth of experience in healthcare real estate, operations, accounting and finance positions us favorably to take advantage of healthcare investment opportunities.

Market Opportunity

Continued Growth in Healthcare Spending

CMS and the U.S. Office of the Actuary estimate that healthcare comprised 18% of U.S. GDP in 2013. As highlighted in the chart below, healthcare spending in the U.S. continues to grow. According to HHS, from 1960 to 2012, healthcare spending as a percentage of the U.S. GDP increased from 5.0% to 17.2%. According to the January 2014 National Health Expenditures report by CMS, healthcare spending is projected to reach 19.2% of GDP by 2020. Similarly, overall healthcare expenditures have risen sharply from $1.4 trillion in 2000 to $2.8 trillion in 2012. In this report, CMS projects national healthcare expenditures to grow at a relatively stable rate of approximately 6.1% per year to reach $4.4 trillion by 2020.

National Healthcare Expenditures

(2004-2020)

Source: HHS, CMS.

We believe that there are several fundamental drivers behind the expected sustained growth in demand for healthcare services, including:

•	Aging and growing U.S. population: Between 2013 and 2050, the U.S. population over 65 years of age is projected to more than double from about 43 million to nearly 90 million people, according to the U.S. Census Bureau. Furthermore, various factors, including advances in healthcare treatments, are resulting in longer life expectancies. According to the Centers for Disease Control and Prevention, from 1950 to 2009, the average life expectancy at birth in the U.S. increased from 68.2 years to 78.5 years. By 2050, the average life expectancy at birth is projected to increase to 83.8 years, according to the U.S. Census Bureau.

•	Disproportionate spending across older Americans: The chart below highlights the distribution of median healthcare expenditures by age. According to HHS, those age 65 and over spend more per person on healthcare than all other age categories combined. We believe that healthcare expenditures for the U.S. population over 65 years of age will continue to rise as a disproportionate share of healthcare dollars is spent on older Americans due to increasing requirements for treatment and management of chronic and acute health ailments.

U.S. Population Age 65 and Over	Median Healthcare Spending per Person by Age Group

Source: U.S. Census Bureau, the Statistical Abstract of the United States.	Source: Department of Health and Human Services Agency for Healthcare Research and Quality, Medial Expenditure Panel Survey, 2012

•	Healthcare is less impacted by macroeconomic conditions: Demand for healthcare and healthcare properties is based primarily on demographics and healthcare needs rather than macroeconomic conditions. This is evidenced by the steady growth of both healthcare related expenditures and healthcare employment through the 2008-2009 recession. For example, during 2008 and 2009 virtually all industries experienced widespread job losses while the healthcare industry continued to create jobs. During 2008 and 2009, a total of 317,000 and 234,000 new healthcare-related jobs, respectively, were created, corresponding to employment gains of 2.4% and 1.7%, according to the Bureau of Labor Statistics. By comparison, total non-farm employment declined by 2.6% and 3.8% in 2008 and 2009, respectively.

Annual Percent Change in Employment

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Affordable Care Act increases market size: The Affordable Care Act requires that every American have health insurance beginning in 2014 or be subject to a penalty. Implementation of the Affordable Care Act is still in its early stages and the ultimate impacts on the healthcare industry generally and healthcare properties specifically are difficult to predict. We expect millions of additional Americans to gain access to health insurance and participate in healthcare services that were once difficult to access. To that end, according to the Congressional Budget Office, implementation of the Affordable Care Act is expected to result in 26 million additional insured Americans by the end of 2017. One of the provisions of the Affordable Care Act is the expansion of Medicaid, which provides health coverage to low-income families. According to the Kaiser Family Foundation, 27 states and the District of Columbia are implementing Medicaid expansion in 2014. The healthcare industry will need to adapt and expand its capabilities in order to accommodate this once uninsured segment of the population as they participate more broadly in the healthcare system and utilization of hospital facilities rises.

We believe that delivery of healthcare is shifting toward greater use of specialized facilities and is becoming less reliant on traditional “one-stop” acute care hospitals and that the evolving regulatory environment has led to increased focus on reducing healthcare costs while improving patient outcomes. We believe that specialized acute and post-acute care facilities, which are less costly to build, maintain, and operate compared to traditional hospitals, will be an increasingly important factor in lowering healthcare delivery costs while improving patient quality of care. As a result, we believe the market is experiencing rising demand for newer, more convenient, technologically advanced and efficient healthcare properties.

We believe that several trends in the healthcare industry will provide us with an attractive environment to pursue investment opportunities in healthcare real estate assets. Healthcare has traditionally been a capital intensive industry, with a large proportion of available capital being dedicated to investments in real estate related assets, such as hospital buildings, medical offices and specialized facilities. With advancements in technology and changes in consumer preferences, healthcare providers now must also invest heavily in expensive equipment, such as magnetic resonance imaging technology, CT scanners and other specialized equipment used to diagnose and treat patients. Moreover, ongoing changes in government regulation, especially regulations relating to patient privacy, have resulted in a need for substantial investments in software and other information technology. Finally, as outlined above, healthcare expenditures continue to grow at a rapid pace, brought about by an aging population and new government regulation providing insurance to previously uninsured individuals.

Faced with the need for capital to invest in new equipment, information technology and new, modernized and/or expanded facilities to meet the demand of an increasing patient population and employee base, healthcare providers are increasingly turning to healthcare REITs as a source of financing. Healthcare REITs typically provide long-term financing to healthcare operators in the form of purchase and lease, sale and leaseback transactions, mortgage loans, and mezzanine debt. Some healthcare REITs specialize in certain segments of the healthcare industry, while others invest across a broader spectrum of healthcare real estate. Healthcare REITs typically seek to diversify their tenant or borrower base across a range of healthcare operators.

Increasing Demand for Healthcare Properties

In addition to the expected growth in healthcare spending and demand for healthcare services, we believe that demand for healthcare properties, particularly the type of facilities we intend to target, will increase due to a number of factors, including:

•	We believe that delivery of healthcare services is shifting toward greater use of specialized facilities and is becoming less reliant on traditional “one stop” acute care hospitals. Increasingly, more specialized surgeries and long-term and post-acute care occur at off-campus facilities. We believe the following factors are key drivers behind the growing use of specialized facilities:

•	Specialized acute and post-acute care facilities are less costly to build, maintain, and operate, creating a meaningful cost advantage over traditional hospitals. While the shift to greater use of lower-cost facilities has been ongoing, the Affordable Care Act provides an additional catalyst for acceleration of this trend.

•	Technological advances have aided the growth of specialty facilities that provide services and procedures in areas such as orthopedics, cardiology, gastroenterology, ophthalmology,

gynecology, plastic surgery, rehabilitation therapy, pain management, diagnostic imaging and cancer treatment. Previous delivery of these services was generally not feasible outside of large long-term acute care centers.

•	Consumer preferences for more accessible and more conveniently located facilities are expected to drive demand as customers favor visiting a suburban facility located near population centers over a hospital located in an urban center.

•	Traditional hospitals have limited space and admissions are increasingly being reserved for critically ill patients who are then moved to lower cost facilities once stabilized.

•	The proportion of healthcare professionals who practice a specialty has been rising for years and this trend creates a need for specialized facilities used in the treatment of complicated or difficult medical conditions.

•	Healthcare-related jobs account for 13 of the 20 fastest growing occupations in the U.S., and the healthcare industry was one of the largest industries in the U.S., providing 12.2 million jobs in 2012, according to the U.S. Department of Labor’s Bureau of Labor Statistics. The Bureau of Labor Statistics estimates that the healthcare industry will generate approximately 2.9 million new wage and salary jobs between 2012 and 2022, more than any other industry. Wage and salary employment in the healthcare industry is projected to increase 23.8% through 2022, compared with 10.8% for all industries combined. The trend toward continued growth in healthcare-related employment creates growing demand for facilities that serve and house the healthcare industry.

•	While the number of physicians in the healthcare industry is expected to grow, we believe that the increased costs associated with running a practice as a result of the Affordable Care Act is likely to reduce the relative number of small independent practices. We expect more physicians to join healthcare delivery systems that offer cost sharing in addressing compliance and regulatory matters and in accessing expensive information technology and equipment.

•	The Affordable Care Act also contains provisions targeting reduced reimbursements under Medicare and ties quality of service and patient outcomes to reimbursement levels. We believe these terms will push healthcare providers to make greater use of efficient facilities (such as the facilities in which we intend to invest), lower costs, and make substantial investments in technology and equipment. As a result, demand for efficient, modern, and specialized facilities that are able to generate improved patient outcomes in the most cost-effective setting is likely to rise and drive more health care providers to outsource real estate ownership to third parties.

•	Over the past several years, increases in uncompensated care have burdened the industry and the Affordable Care Act offers a solution to the uninsured patient problem. We believe the increase in availability of healthcare coverage is likely to translate into improved collection and reduced uncompensated care. As a result, this incremental volume of patients with the ability to pay for services should help drive a meaningful increase in margins, which should lead to improved tenant credit quality.

Growth in Third-Party Ownership of Healthcare Real Estate

We believe that increased demand for more convenient, technologically-advanced and clinically-efficient healthcare properties will cause existing and newly formed medical service providers to modernize their facilities by renovating existing properties and building new facilities. Additionally, in order to operate profitably within a managed care environment, medical service providers are aggressively trying to increase patient populations, while maintaining lower overhead costs, through consolidation with other operators and by building new facilities that are more attractive to patients and their families, have greater operating efficiencies, and are increasingly being located in areas of population and patient growth. We believe that many providers prefer to outsource their ownership and management of real estate to third-parties, which has resulted in REITs owning an increasing percentage of institutional-quality healthcare properties. While we believe that an increasing proportion of providers prefer to outsource their ownership and management of real estate to third parties, the ownership of healthcare properties remains highly fragmented. According to the study “Slicing, Dicing and Scoping the Size of the U.S. Commercial Real Estate Market” (a study conducted by Andrew C. Florance, Norm G. Miller, Jay Spivey, and Ruijue Peng who were affiliated with the CoStar Group, Inc. and the University of San Diego), the size of the healthcare real estate market was approximately $1.3 trillion as of 2010. As December 31, 2013, public REITs owned only approximately $101.7 billion of healthcare real estate assets. The high fragmentation that characterizes the market also creates significant investment opportunities for experienced investors like us to grow our business by acquiring institutional-quality healthcare facilities.

Our Competitive Strengths

We believe that the following competitive strengths will support the accretive growth of our business and the implementation of our business plan:

•	Experienced Management Team with Successful Track Record. Our management team has a proven track record of successfully investing in and managing a portfolio of healthcare properties. In 1993, Messrs. McRoberts and Harlan founded Capstone completed a successful initial public offering of Capstone in 1994 and led the merger of Capstone with Healthcare Realty Trust, Inc. in 1998. At the time of the merger, Capstone owned or had investments in 159 healthcare properties located in 30 states. Capstone generated a total return of 62.8% to investors from its initial public offering in June 1994 through the time of its merger with Healthcare Realty Trust, Inc. in October of 1998 (assuming reinvestment of all cash distributions paid by Capstone on its common stock during that period in additional shares of common stock). During the period beginning with the inception of the RMS in December 1994 through Capstone’s merger with Healthcare Realty Trust, Inc. in October of 1998, Capstone generated a total return to its investors of 82.8% (assuming reinvestment of all cash distributions paid by Capstone on its common stock during that period in additional shares of common stock) compared to an RMS total return of 42.9%. We can provide no assurances, however, that Capstone’s stock performance was not impacted by general market trends and other external factors unrelated to management’s performance. See “Management—Additional Background of Certain of Our Executive Officers.”

In 2001, Mr. McRoberts invested in, and subsequently became president and chief executive officer of, MeadowBrook Healthcare, Inc., a private company that purchased and operationally restructured four under-performing rehabilitation hospitals. Under Mr. McRobert’s leadership, the operating business was sold in July 2005 to RehabCare Group (NYSE: RHB) and the real estate to SunTrust Corp (NYSE: STI) at a sale price higher than the original purchase price.

The information regarding the performance of prior entities with which Messrs. McRoberts and Harlan were affiliated is not a guarantee or prediction of the returns that we may achieve in the future, and we can offer no assurance that we will be able to replicate these returns.

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Access to Attractive Off-Market and Target-Marketed Acquisition and Investment Opportunities. As healthcare industry veterans, Messrs. McRoberts and Harlan have long-standing relationships with owners, operators and developers of healthcare properties, who we believe value their industry knowledge and commitment to working in a cooperative and supportive manner. In addition, Messrs. McRoberts and Harlan have extensive relationships with private equity groups, attorneys, contractors and commercial bankers who invest in or otherwise support healthcare services operators. For example, Messrs. McRoberts and Harlan were employed by Carter Validus Advisors, LLC, the advisory company to Carter Validus Mission Critical REIT, from October 2010 to April 2012, where they served as the President and Head of Healthcare, respectively, and continued to serve following 2012 as consultants, and where, as leaders of the senior management team, they were involved in sourcing and structuring off-market acquisitions and options to acquire and mezzanine financings on seven healthcare properties involving over $350 million in investment activity. Each of the properties that we have acquired or are under contract to acquire was an off-market transaction sourced through the existing relationships of our management team, and we believe these relationships will provide us with additional off-market acquisition and investment opportunities, as well as target-marketed opportunities that are strategically presented to a limited number of capital providers. We believe such off-market and target-marketed transactions may not be available to many of our competitors and provide us with the opportunity to purchase assets outside the competitive bidding process.

•	Experience-Driven Investment Underwriting Process. We believe our management team’s depth of experience in healthcare real estate, operations and finance, including underwriting debt and equity investments in healthcare properties, provides us with unique perspective in underwriting potential investments. Our rigorous investment underwriting process focuses on both real estate and healthcare operations and includes a detailed analysis of the property, including historical and projected cash flow and capital needs, visibility of location, quality of construction and local economic, demographic and regulatory factors, as well as an analysis of the financial strength and experience of the healthcare operator and its management team. We believe our underwriting process will support our ability to deliver attractive risk-adjusted returns to our stockholders.

•	High-Quality Portfolio. Our portfolio is comprised of approximately $134.2 million in investments, consisting of two long-term acute care hospitals, one skilled nursing facility and one medical office building that we acquired for an aggregate purchase price of $106.2 million and two mortgage loans secured by two hospitals in the aggregate principal amount of $28.0 million. In addition, we have two healthcare facilities under contract for an aggregate purchase price of $35.8 million, consisting of one currently operating medical office building, which we expect to acquire prior to the completion of this offering, and one acute care hospital that is currently under development by a third-party developer. The properties in our portfolio and the properties that we have under contract primarily are state-of-the-art facilities with high-quality amenities located in attractive markets with favorable demographic trends. The single-tenant properties in our portfolio are leased to high-quality, experienced providers covering the acute and post-acute spectrum of care, are subject to long-term triple-net leases with rent escalations and are supported by parent guarantees, cross-default provisions and/or cross-collateralization provisions. As of the date of this prospectus, the healthcare properties in our portfolio and our properties under contract are 95.3% leased and have a weighted-average remaining lease term of 11.8 years.

•	Strong Alignment of Interests. We believe the interests of our management team, our board of directors and our stockholders are strongly aligned. Certain members of our management team and our board of directors purchased an aggregate of 405,833 shares of common stock in the management/director private placement. In addition, we have granted our management team an aggregate of 105,950 shares of restricted common stock, which will vest on the third anniversary of the grant date, and an aggregate of 158,927 restricted stock units that will vest on the third anniversary of the grant date only if certain performance metrics are achieved. See “Management—Executive Compensation—Equity Grants.” As a result, as of the date of this prospectus, our management team and directors collectively own approximately 4.7% of our company on a fully diluted basis, which we believe aligns their interests with those of our stockholders.

Our Business and Growth Strategies

Our primary business objective is to provide our stockholders with stable cash distributions and an opportunity for value enhancement over time through investments in a diversified mix of healthcare properties, coupled with proactive management and prudent financing of our healthcare property investments. Key elements of our strategy are as follows:

Focus on Multiple Types of Acute and Post-Acute Healthcare Properties

The market for healthcare real estate is extensive and includes real estate owned by a variety of healthcare operators. We focus on acquiring, financing and otherwise investing in healthcare properties that reflect long-term trends in healthcare delivery methods, including:

•	Long-Term Acute Care Hospitals. Long-term acute care hospitals are hospitals that focus on extended hospital care, generally at least 25 days, for the medically complex patient. Long-term acute care hospitals have arisen from a need to provide care to patients in lower-cost, more focused acute care settings, including daily physician observation and treatment, before they are able to go home or into a rehabilitation hospital.

•	Acute Care Hospitals. Acute care hospitals are general medical and surgical hospitals providing both inpatient and outpatient medical services and are owned and/or operated either by a non-profit or for-profit hospital or hospital system. These facilities often act as feeder hospitals to dedicated specialty facilities.

•	Skilled Nursing Facilities. Skilled nursing facilities provide restorative, rehabilitative and nursing care for people not requiring the more extensive and sophisticated treatment available at acute care hospitals or long-term acute care hospitals but require higher levels of care than provided in assisted living facilities. Many provide ancillary services that include occupational, speech, physical, respiratory and IV therapies, as well as sub-acute care services.

•	Medical Office Buildings. Medical office buildings are buildings occupied by physician practices located near or adjacent to acute care hospitals or other facilities where healthcare services are rendered. Medical office buildings can be leased by physicians, physician practice groups, hospitals, hospital systems or other healthcare providers and can include outpatient surgical centers, diagnostic labs, physical therapy providers and physician office space in a single building.

•	Inpatient Rehabilitation Facilities. Inpatient rehabilitation facilities are hospitals that provide inpatient rehabilitation services for patients recovering from injuries, organ transplants, amputations, cardiovascular surgery, strokes, and complex neurological, orthopedic and other conditions. These hospitals are often the best medical alternative to traditional acute care hospitals, which receive reimbursements based upon diagnostic-related groups and, thus are pressured to discharge patients to lower-cost, post-acute care settings after patients become medically stable.

•	Ambulatory Surgery Centers. Ambulatory surgery centers are freestanding facilities designed to allow patients to have surgery, spend a short time recovering at the center and then return home to complete their recovery. Ambulatory surgery centers offer a lower cost alternative to general acute care hospitals for many surgical procedures in an environment that is more convenient for both patients and physicians. Procedures commonly performed include those related to dermatology, ear, nose and throat/audiology, pain, ophthalmology, orthopedics and sports health, and urology.

•	Other Dedicated Specialty Acute Care Hospitals. Other dedicated specialty acute care hospitals are medical and surgical hospitals dedicated to specialized services, such as orthopedic hospitals, cardiac hospitals, hospitals and psychiatric hospitals. These hospitals typically are located in urban and suburban areas, and offer their specialized services in a lower cost setting than in a general acute care hospital.

We believe that by investing in facilities that span the entire acute and post-acute spectrum of care, we will be able to adapt to, and capitalize on, changes in the healthcare industry and to support, grow and develop long-term relationships with providers that serve the highest number of patients at the highest-yielding end of the healthcare real estate market.

Employ Multiple Investment Structures to Maximize Investment Returns

We intend to continue to employ the following investment structures:

Direct Property Investments. We intend primarily to acquire and own healthcare properties and lease those properties to healthcare operators and developers pursuant to long-term “triple-net” leases that obligate the tenants to pay all property-related expenses, including maintenance, utilities, repairs, taxes, insurance and capital expenditures, and provide for inflation protection through rental rates that increase in fixed percentage amounts or in amounts tied to increases in CPI. In addition, we may lease certain of our properties on an arms’ length basis to our TRS, and contract with third-party managers to manage the healthcare operations at these properties. By leasing certain of our properties to our TRS, we will be able to benefit from the growth in facility-specific cash flows generated by the operator engaged by our TRS, and will have more control over operator performance.

Debt Investments. We also intend to make mortgage and mezzanine loans to our tenants and other healthcare operators that are collateralized by their real estate assets or a pledge of ownership interests of an entity or entities that directly or indirectly owns properties. Under such loans, we seek to obtain annual interest escalations, lease deposits, covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets, and various provisions for cross-default, cross-collateralization and corporate or personal guarantees, when appropriate. In addition, we may provide capital to finance the development of healthcare properties, which we may use as a pathway to the ultimate acquisition of pre-leased properties by including purchase options or rights of first offer in the loan agreements.

RIDEA Investments. From time to time, we may make equity investments, loans (with equity like returns) and obtain profits interests in certain of our tenants. This investment falls under a structure permitted by the REIT Investment and Diversification and Empowerment Act of 2007, or RIDEA. Under the provisions of RIDEA, a REIT may lease “qualified health care properties” on an arms’ length basis to a taxable REIT subsidiary if the property is operated on behalf of such subsidiary by a person who qualifies as an “eligible independent contractor.” We view RIDEA as a structure primarily to be used on properties that present attractive valuation entry points.

We believe that providing operators and developers with a variety of financing options enhances yield, provides a pathway to additional investments and positions us as a favorable capital partner that can accommodate creative and flexible capital structures.

Negotiate Well-Structured Net Leases with Strong Coverage

Our primary ownership structure is a facility purchase with a long-term triple-net lease with the healthcare provider. We intend to continue to enter into leases that generally have minimum lease coverage ratio requirements (the ratio of the tenant’s EBITDAR to its annualized base rent) and fixed charge coverage ratio requirements (the ratio of the tenant’s EBITDAR to its annualized fixed charges (rent, interest and current maturities of long-term debt). Based on information provided to us by our lease guarantors, the aggregate EBITDAR coverage ratio for the single-tenant properties in our portfolio based on guarantor financial results for 2013 is approximately 1.7x and the fixed charge coverage ratio is approximately 1.2x. We believe our coverage ratios achieve the proper balance between maintaining our profitability and providing comfort that our tenants will be able to pay the rent due under our leases. Under our net leases, our tenants will be responsible for all operating costs and expenses related to the property, including maintenance and repair obligations and other required capital expenditures. For single-tenant properties, we also seek to structure our leases with lease terms ranging from 10 to 25 years and rent escalators that provide a steadily growing cash rental stream. We also intend to enter into lease extensions during the term of the lease in connection with additional acquisitions, reinvestment projects and other opportunities that arise from our close tenant relationships. Our lease structures also are designed to provide us with key credit support for our rents, including, in certain cases, lease deposits, covenants regarding liquidity, minimum working capital and net worth, liens on accounts receivable and other operating assets, and various provisions for cross-default, cross-collateralization and corporate or parent guarantees, when appropriate. We believe these features help insulate us from variability in operator cash flows and enable us to minimize our expenses while we continue to build our portfolio.

Adhere to Rigorous Investment Underwriting Criteria

We have adopted a rigorous investment underwriting process based on extensive analysis and due diligence with respect to both the healthcare real estate and the healthcare operations. We seek to utilize our network of relationships with healthcare operators and third-party owners to source acquisition or other investment opportunities in properties that have the following attributes:

•	Strong Asset Quality—properties that are suitable for their intended use with a quality of construction that is capable of sustaining the property’s long-term investment potential, assuming funding of budgeted maintenance, repairs and capital improvements;

•	Experienced and Creditworthy Operators—properties with well-qualified, experienced and creditworthy operators or guarantors;

•	Favorable Demographic Trends—local or regional markets that support the potential for stable and growing property-level cash flow over the long term, based in part on an evaluation of local economic, demographic and regulatory factors;

•	Attractive Locations—properties located in established or otherwise appropriate markets for comparable properties, with access and visibility suitable to meet the needs of its occupants;

•	Stable Cash Flow—historical and projected cash flow that comfortably support the ability to meet operational needs, capital expenditure requirements and lease or debt service obligations; and

•	Predictable Capital Needs—future capital needs that can be reasonably projected and allow us to meet our objectives of growth in cash flow and preservation of capital.

Actively Monitor the Performance of Our Facilities and Industry Trends

We actively monitor the financial and operational performance of our tenants and lease guarantors and of the specific facilities in which we invest through a variety of methods, such as reviews of periodic financial statements, operating data and clinical outcomes data, regular meetings with the facility management teams and joint strategic planning with the facility operators. Integral to our asset management philosophy is our desire to continue our existing, and develop new, long-term relationships with our tenants so that they view us as a valuable partner and member of their teams. The value of our investments depends, in part, on our tenants’ ability to prosper. Therefore, pursuant to the terms of our leases, our tenants are required to provide us with certain periodic financial statements and operating data, and, during the terms of such leases, we conduct joint evaluations of local facility operations and participate in discussions about strategic plans that may ultimately require our approval pursuant to the terms of our lease agreements. Our management team also communicates regularly with their counterparts at our tenants, and others who closely follow the healthcare industry, in order to maintain knowledge about changing regulatory and business conditions. We believe this knowledge, combined with our management team’s experience in the healthcare industry, allows us to anticipate changes in our tenants’ operations in sufficient time to strategically and financially plan for changing economic, market and regulatory conditions.

Conservatively Utilize Leverage in Our Investing Activities

We intend to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, future cash flows, the creditworthiness of tenants/operators and future rental rates, with the ultimate objective of becoming an issuer of investment grade debt. We initially intend to target a ratio of debt to gross undepreciated asset value of between 40% and 50%. However, our charter and bylaws do not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total amount of our borrowings.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur, and, as our portfolio becomes more seasoned, may change the metrics used to determine our leverage. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Our financing sources initially include the net proceeds from the initial private placement and potentially include secured financing associated with acquired assets. In addition, we have obtained commitments from a lending syndicate for a secured revolving credit facility, which would be used primarily to fund acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Anticipated Secured Revolving Credit Facility.” Generally, with the exception of secured financing associated with acquired assets, we do not expect to incur debt until we have invested substantially all of the net proceeds from the initial private placement. Over time, subject to maintaining our qualification as a REIT, we intend to finance our growth with issuances of common equity, preferred or convertible securities and secured and unsecured debt.

Our Portfolio

Our portfolio is comprised of (i) two long-term acute care hospitals and one skilled nursing facility that we acquired on August 1, 2014 for an aggregate purchase price of $91.0 million, (ii) two healthcare-related debt investments in the aggregate principal amount of $28.0 million that closed on August 1, 2014 and (iii) one medical office building that we acquired on September 19, 2014 for $15.2 million. In addition, we have two healthcare facilities under contract for an aggregate purchase price of $35.8 million, consisting of one currently operating medical office building, which we expect to acquire prior to the completion of this offering, and one acute care hospital that is currently under development by a third-party developer. Although we have entered into a purchase and sale agreement with the seller of this development property and negotiated a lease with the tenant of this property, we will not acquire this property until the development of the property is completed and the tenant’s lease has commenced, which we expect to occur during the first quarter of 2015.

Healthcare Facilities

The following table contains information regarding the healthcare facilities in our portfolio, excluding our properties under contract, as of the date of this prospectus (dollars in thousands). Initial annualized base rent does not represent historical rental amounts. Rather, for medical office buildings, initial annualized base rent represents the actual aggregate base rent for in-place leases for the month ended June 30, 2014 multiplied by 12. For single-tenant properties other than Mountain’s Edge Hospital, initial annualized base rent represents base rent for the first month of the lease (August 2014) multiplied by 12.

Facility Type	Number of Buildings	Gross Purchase Price	% of Total Gross Purchase Price	% Leased	Initial Annualized Base Rent(1)	Percent of Total Annualized Base Rent
Long-Term Acute Care Hospitals	2	$71,010	66.9%	100.0%	$6,173	66.1%
Skilled Nursing Facilities	1	20,000	18.8	100.0	1,800	19.3
Medical Office Buildings	1	15,155	14.3	84.1	1,365	14.6

Total	4	$106,165	100.0%	94.5%	$9,338	100.0%

(1)	Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For more information on the expiration of these leases, see “Our Business—Lease Expirations.”

The following table contains information regarding the healthcare facilities in our portfolio and our properties under contract as of the date of this prospectus (dollars in thousands) Initial annualized base rent does not represent historical rental amounts. Rather, for medical office buildings, initial annualized base rent represents the actual aggregate base rent for in-place leases for the month ended June 30, 2014 multiplied by 12. For single-tenant properties other than Mountain’s Edge Hospital, initial annualized base rent represents base rent for the first month of the lease (August 2014) multiplied by 12. With respect to Mountain’s Edge Hospital, which is currently under development by a third party, initial annualized base rent represents the expected base rent for the first month of the, multiplied by 12.

Property	Major Tenant(s)(1)	Location	Property Type	% Leased	Gross Purchase Price	Initial Annualized Base Rent(2)		Lease Expiration(s)	GLA/ Square Feet
Current Properties
Kentfield Rehab & Specialty Hospital	Vibra Healthcare	Kentfield, CA	LTACH	100.0%	$51,000	$4,463	(3)	December 2029	40,091

Magnolia Place of Spartanburg	Fundamental Healthcare	Spartanburg, SC	SNF	100.0	20,000	1,800		July 2026	50,397	(4)

Horizon Specialty Hospital of Henderson	Fundamental Healthcare	Las Vegas, NV	LTACH	100.0	20,010	1,710	(5)	July 2029	37,209

North Brownsville Medical Plaza(6)	VBOA ASC Partners and FPW Management & Support Services	Brownsville, TX	MOB	84.1	15,155	1,365	(7)	December 2017 and February 2018	67,682

Subtotal				94.5%	$106,165	$9,338			195,379

Property	Major Tenant(s)(1)	Location	Property Type	% Leased	Gross Purchase Price	Initial Annualized Base Rent(2)		Lease Expiration(s)	GLA/ Square Feet

Properties under Contract
Mountain’s Edge Hospital(8)	Fundamental Healthcare	Las Vegas, NV	ACH	100.0%	$27,370	$2,395	(9)	March 2030	73,000

Dairy Ashford(11)	Memorial Clinical Associates	Houston, TX	MOB	93.2	8,419	775	(10)	February 2018	57,800

Subtotal				97.0%	$35,789	$3,170			130,800
Total				95.3%	$141,954	$12,508			326,179

(1)	For properties other than medical office buildings, the tenant listed is the parent guarantor. With respect to Fundamental Healthcare, the guarantor is THI of Baltimore, Inc. (“THI of Baltimore”), a wholly owned subsidiary of Fundamental Healthcare. For additional information, see “—Description of Properties and Investments in Our Portfolio.”
(2)	For single-tenant properties under contract, leases for which will be entered into at the time of acquisition, represents base rent for the first month of the lease multiplied by 12. Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For information on the expiration of these leases, see “—Lease Expirations.”
(3)	Under the lease agreement, we have agreed to advance $7,000 to the tenant to fund renovations, and the tenant will be required to draw the full amount no later than June 30, 2015. The monthly rent will be increased each month by 8.75% of the amount that has been advanced as of the end of the preceding month.
(4)	Includes approximately 17,512 square feet that has recently been developed and is awaiting final licensure to add additional beds to this recently completed space.
(5)	Excludes $1,300 in a lease incentive that we have granted to the tenant under the terms of the lease.
(6)	We acquired all of the seller’s rights as lessee under the ground lease for the real property on which North Brownsville Medical Plaza is located. The ground lease expires in 2081, with two ten-year extension options, and provides for annual base rent of approximately $153 in 2014. For additional information, see “—Description of Properties and Investments in Our Portfolio.”
(7)	Initial annualized base rent excludes certain property operating expenses that are reimbursable by the tenant, which are included as other rental income. For the year ended December 31, 2013, base rents were approximately $1,307, tenant reimbursable expenses were approximately $750 and direct operating expenses were approximately $980, which resulted in approximately $1,077 of revenues in excess of certain direct operating expenses for the property. Historical direct operating expenses may not be indicative of our expenses in the future in the operation of the property. See the historical statements of revenue and certain direct operating expenses of Brownsville I.M.P. LTD for additional important information.
(8)	This property is currently under development and is not yet operational. The property is expected to have approximately 73,000 square feet of GLA. We have entered into a purchase and sale agreement with the seller of this property and have executed a lease with the tenant of this property as described under “—Description of Properties and Investments in Our Portfolio—Properties under Contract.” However, we will not acquire this property until the development of the property is completed and the tenant’s lease has commenced, which we expect to occur during the first quarter of 2015.
(9)	We have agreed to purchase up to $3,000 in furnishing, fixtures and equipment to be installed at the facility. The initial annualized base rent will be increased by 8.75% of the amount of furnishings, fixtures and equipment purchased by us.
(10)

Initial annualized base rent represents aggregate base rent for the month ended June 30, 2014 multiplied by 12. Initial annualized base rent excludes certain property operating expenses that are reimbursable by the tenant, which are included as other rental income. For the year ended December 31, 2013, base rents were approximately $743, tenant reimbursable expenses were approximately $426 and direct operating expenses were approximately $607, which resulted in approximately $562 of revenues in excess of certain direct operating expenses for the property. Historical direct operating expenses may not be indicative of our expenses in the future in the operation of the property. See the historical statements of revenue and certain direct operating expenses of Medistar Dairy Ashford Professional Building, LLC for additional important information.
(11)	The acquisition of this property is subject to certain material conditions to closing. See “Our Business—Description of Properties and Investments in our Portfolio—Properties under Contract—Dairy Ashford Medical Office Building—Acquisition Terms.”

Overall payor mix for the year ended December 31, 2013 for the single-tenant operating properties in our portfolio was composed of approximately 51.8% Medicare, 6.4% Medicaid, 40.4% commercial payors and 1.4% other payors.

Debt Investments

The following table contains information regarding the mortgage loans in our portfolio as of the date of this prospectus (dollars in thousands):

Loan	Borrower(s)	Principal Amount	Term		Initial Interest Rate	First Lien Mortgage	Guarantors
Amarillo Mortgage Loan(1)	Longhorn RE Associates, L.P.(2)	$18,000	5/20 years	(3)	9.00%	Vibra Rehabilitation Hospital of Amarillo	Vibra Healthcare, LLC and Vibra Healthcare II, LLC(4)

Vibra Mortgage Loan	Vibra Healthcare, LLC and Vibra Healthcare II, LLC	$10,000	5/20 years	(5)	9.00%	Vibra Hospital of Western Massachusetts	Vibra Healthcare Real Estate Company II, LLC and Vibra Hospital of Western Massachusetts, LLC

(1)	Under the Amarillo Mortgage Loan, we have the exclusive right to acquire the Vibra Rehabilitation Hospital of Amarillo for a purchase price of up to $30,000, and to enter into a lease with the tenant at any time during the initial five-year term, but not within the first year of the Amarillo Mortgage Loan. For additional information, see “—Description of Properties and Investments in Our Portfolio—Debt Investments.”
(2)	Longhorn RE Associates, L.P. is the owner of Vibra Rehabilitation Hospital of Amarillo, which is leased and operated by a subsidiary of Vibra Healthcare II, LLC.
(3)	Following the initial interest-only five-year term, the Amarillo Mortgage Loan will automatically convert to a 15-year amortizing loan requiring payments of principal and interest unless prepaid. The Amarillo Mortgage Loan may be prepaid during the initial five-year term only if Vibra Healthcare, LLC or Vibra Healthcare II, LLC, or one of their respective affiliates, enters into a sale-leaseback transaction with us equal to or exceeding $20,000 in value.
(4)	Vibra Healthcare, LLC and Vibra Healthcare II, LLC serve as guarantors under the lease between Longhorn RE Associates, L.P. and the Vibra Healthcare II, LLC subsidiary that is the tenant of Vibra Rehabilitation Hospital of Amarillo. Pursuant to the Amarillo Mortgage Loan, such lease and guaranty were assigned to us as security for the loan. For additional information, see “—Description of Properties and Investments in Our Portfolio—Debt Investments.”
(5)	Following the initial interest-only five-year term, the Vibra Mortgage Loan will automatically convert to a 15-year amortizing loan requiring payments of principal and interest unless prepaid. The Vibra Mortgage Loan may be prepaid during the initial five-year term only if Vibra Healthcare, LLC or Vibra Healthcare II, LLC, or one of their respective affiliates, enters into a sale-leaseback transaction with us equal to or exceeding $25,000 in value.

Acquisitions under Evaluation

Our management team has an extensive network of long-standing relationships with owners, operators and developers of healthcare properties. We believe this network of relationships will provide us access to attractive acquisition and other investment opportunities, which may not be available to our competitors.

In addition to our properties under contract, we have identified and are in various stages of reviewing in excess of $         million of additional potential acquisitions of healthcare properties, which amount is estimated in each case based on our preliminary discussions with the sellers and/or our internal assessment of the values of the properties. Of these acquisitions under evaluation, we have entered into non-binding letters of intent for the acquisition of an aggregate of $         million of healthcare facilities, including nine skilled nursing facilities, three inpatient rehabilitation facilities, two short-term acute care hospitals, two behavioral health centers, one acute care hospital and one medical office building. Included in this total is a portfolio of eight skilled nursing facilities from a single seller with an aggregate purchase price of approximately $         million. We have engaged in preliminary discussions with the owners, commenced the process of conducting diligence on certain of these properties and/or submitted or entered into non-binding indications of interest or term sheets to the owners of these properties. However, we have not entered into binding commitments with respect to any of the properties under evaluation, and the pricing and terms of such transactions are subject to negotiation and ongoing due diligence and, therefore, we do not believe any of these transactions are probable as of the date of this prospectus. Facilitating any acquisition under evaluation into a binding commitment with the seller is influenced by many factors including, but not limited to, the existence of other competitive bids, the satisfactory completion of all due diligence items by both parties and regulatory or lender approval, if required. The impact of these factors on the timing of any acquisition can vary based on the nature and size of each transaction. Once a binding commitment is reached with a seller, in the form of an executed purchase and sale agreement, closing on the transaction is generally expected to occur within 30 to 60 days subject to the completion of routine property due diligence that is customary in real estate transactions. Accordingly, there can be no assurance that we will enter into definitive agreements to acquire or ultimately complete the acquisition of any healthcare property under evaluation on the terms currently anticipated, or at all, and cannot predict the timing of any potential acquisitions if any are completed.

Top Tenants

The following table contains information regarding the largest tenants in our portfolio, excluding tenants at our properties under contract, as of the date of this prospectus (dollars in thousands). Initial annualized base rent does not represent historical rental amounts. Rather, for medical office buildings, initial annualized base rent represents the actual aggregate base rent for in-place leases for the month ended June 30, 2014 multiplied by 12. For single-tenant properties other than Mountain’s Edge Hospital, initial annualized base rent represents base rent for the first month of the lease (August 2014) multiplied by 12.

Tenant	Weighted Average Remaining Lease Term	Total Leased GLA	Percent of Total Leased GLA	Initial Annualized Base Rent(1)	Percent of Total Annualized Base Rent
Vibra Healthcare	15.4	40,091	31.4%	$4,463	56.0%
Fundamental Healthcare	13.3	87,606	68.6	3,510	44.0

Total		127,697	100.0%	$7,973	100.0%

(1)	Base rent does not include tenant recoveries, additional rents or other lease-related adjustments.

The following table contains information regarding the largest tenants in our portfolio, including tenants at our properties under contract, as of the date of this prospectus (dollars in thousands). Initial annualized base rent does not represent historical rental amounts. Rather, for medical office buildings, initial annualized base rent represents the actual aggregate base rent for in-place leases for the month ended June 30, 2014 multiplied by 12. For single-tenant properties other than Mountain’s Edge Hospital, initial annualized base rent represents base rent for the first month of the lease (August 2014) multiplied by 12. With respect to Mountain’s Edge Hospital, which is currently under development by a third party, initial annualized base rent represents the expected base rent for the first month of the lease, multiplied by 12.

Tenant	Weighted Average Remaining Lease Term	Total Leased GLA	Percent of Total Leased GLA	Initial Annualized Base Rent(1)	Percent of Total Annualized Base Rent
Fundamental Healthcare(2)	13.8	160,606	49.2%	$5,905	47.2%
Vibra Healthcare	15.4	40,091	12.3	4,463	35.7

Total		200,697	61.5%	$10,368	82.9%

(1)	Base rent does not include tenant recoveries, additional rents or other lease-related adjustments.
(2)	Includes one property that is currently under development and is not yet operational, with GLA of approximately 73,000 and contractual annualized base rent of approximately $2,400. We have entered into a purchase and sale agreement with the seller of this property and have executed a lease with the tenant of this property as described under “—Description of Properties and Investments in Our Portfolio—Properties under Contract.” However, we will not acquire this property until the development of the property is completed and the tenant’s lease has commenced, which we expect to occur during the first quarter of 2015.

Description of Top Tenants

Fundamental Healthcare

Fundamental Healthcare is a privately-owned, owner-operator headquartered in Sparks, Maryland. Fundamental Healthcare, through its subsidiaries, operates 78 healthcare facilities in nine states, including skilled nursing facilities, long-term acute care hospitals and rehabilitation centers, and has longstanding, industry-wide relationships. Fundamental Healthcare’s facilities are largely concentrated in Texas, Nevada, Missouri and South Carolina.

Fundamental Healthcare’s wholly-owned subsidiary, THI of Baltimore, will serve as guarantor for each of our three leases with subsidiaries of Fundamental Healthcare. Based on representations made to us by Fundamental Administrative Services, LLC, as of March 31, 2014, affiliates of THI of Baltimore operated 67 skilled nursing facilities, seven outpatient centers and four long-term acute care hospitals, and it recognized consolidated net revenues of approximately $607.0 million for the year ended December 31, 2013, with a fixed charge coverage ratio of approximately 1.2x and a rent coverage ratio of approximately 1.7x across the entire portfolio of THI of Baltimore for the year ended December 31, 2013.

Vibra Healthcare

Vibra Healthcare is a privately-owned, nationwide owner-operator of freestanding long-term acute care hospitals and inpatient rehabilitation facilities, headquartered in Mechanicsburg, Pennsylvania. Vibra Healthcare was founded in 2004 and began the company through the acquisition of six long-term acute care hospitals. Vibra Healthcare will serve as guarantor for the lease for the Kentfield Rehabilitation & Specialty Hospital and the lease being assigned to us as collateral for the Amarillo Mortgage Loan. With the support of a highly experienced management team, Vibra Healthcare has grown to more than 9,000 employees and operates more than 50 long-term acute care hospitals, inpatient rehabilitation facilities and outpatient physical therapy centers. These facilities have more than 2,900 licensed beds in 18 states, with the highest concentration in Texas and California. Vibra Healthcare is one of the largest privately-owned post-acute owner-operators in the United States.

Based on representations made to us by Vibra Healthcare, as of March 31, 2014, Vibra Healthcare recognized consolidated net revenues of approximately $505.3 million for the year ended December 31, 2013, with a fixed charge coverage ratio of approximately 1.3x and a rent coverage ratio of approximately 1.8x across Vibra Healthcare’s entire portfolio for the year ended December 31, 2013.

Lease Expirations

The following table contains information regarding the expiration dates of the leases in our portfolio, excluding leases at our properties under contract, as of the date of this prospectus. Initial annualized base rent does not represent historical rental amounts. Rather, for medical office buildings, initial annualized base rent represents the actual aggregate base rent for in-place leases for the month ended June 30, 2014 multiplied by 12. For single-tenant properties, initial annualized base rent represents base rent for the first month of the lease (August 2014) multiplied by 12.

Year of Lease Expiration	Number of Leases Expiring	Total GLA of Expiring Leases	Percent of GLA Represented by Expiring Leases	Annualized Base Rent Under Expiring Leases(1)	Percent of Total Annualized Base Rent of Expiring Leases	Annualized Rent Per Leased Square Foot
2014	—	—	—%	$—	—%	$—
2015	—	—	—	—	—	—
2016	—	—	—	—	—	—
2017	9	40,788	22.2	974,016	10.4	23.88
2018	2	15,465	8.4	392,004	4.2	25.35
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
2024	—	—	—	—	—	—
Thereafter	3	127,697	69.4	7,972,500	85.4	62.43

Total	14	183,950	100.0%	$9,338,520	100.0%	$50.77

(1)	Base rent does not include tenant recoveries, additional rents or other lease-related adjustments.

The following table contains information regarding the expiration dates of the leases in our portfolio, including leases at our properties under contract, as of the date of this prospectus. Initial annualized base rent does not represent historical rental amounts. Rather, for medical office buildings, initial annualized base rent represents the actual aggregate base rent for in-place leases for the month ended June 30, 2014 multiplied by 12. For single-tenant properties other than Mountain’s Edge Hospital, initial annualized base rent represents base rent for the first month of the lease (August 2014) multiplied by 12. With respect to Mountain’s Edge Hospital, which is currently under development by a third party, initial annualized base rent represents the expected base rent for the first month of the lease, multiplied by 12.

Year of Lease Expiration	Number of Leases Expiring	Total GLA of Expiring Leases	Percent of GLA Represented by Expiring Leases	Annualized Base Rent Under Expiring Leases(1)	Percent of Total Annualized Base Rent of Expiring Leases	Annualized Rent Per Leased Square Foot
2014	1	1,937	0.6%	$41,103	0.3%	$21.22
2015	—	—	—	—	—	—
2016	3	7,309	2.4	97,417	0.8	13.33
2017	10	42,919	13.8	1,020,536	8.2	23.78
2018	4	49,963	16.1	843,587	6.7	16.88
2019	2	7,997	2.6	134,943	1.1	16.87
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
2024	—	—	—	—	—	—
Thereafter(2)	4	200,697	64.5	10,367,375	82.9	51.66

Total	24	310,822	100.0%	$12,504,962	100.0%	$40.23

(1)	Base rent does not include tenant recoveries, additional rents or other lease-related adjustments.
(2)	Includes one property that is currently under development and is not yet operational, with GLA of approximately 73,000 and contractual annualized base rent of approximately $2.4 million. We have entered into a purchase and sale agreement with the seller of this property and have executed a lease with the tenant of this property as described under “—Description of Properties and Investments in Our Portfolio—Properties under Contract.” However, we will not acquire this property until the development of the property is completed and the tenant’s lease has commenced, which we expect to occur during the first quarter of 2015.

Geographic Concentration

The following table contains information regarding the geographic concentration of the properties in our portfolio, excluding our properties under contract, as of the date of this prospectus (dollars in thousands). Initial annualized base rent does not represent historical rental amounts. Rather, for medical office buildings, initial annualized base rent represents the actual aggregate base rent for in-place leases for the month ended June 30, 2014 multiplied by 12. For single-tenant properties other than Mountain’s Edge Hospital, initial annualized base rent represents base rent for the first month of the lease (August 2014) multiplied by 12.

Market	Number of Buildings	GLA	% of Total GLA	Initial Annualized Base Rent(1)	Percent of Total Annualized Base Rent
California	1	40,091	20.5%	$4,463	47.8%
South Carolina	1	50,397	25.8	1,800	19.3
Nevada	1	37,209	19.1	1,710	18.3
Texas	1	67,682	34.6	1,365	14.6

Total	4	195,379	100.0%	$9,338	100.0%

(1)	Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For more information on the expiration of these leases, see “ – Lease Expirations.”

The following table contains information regarding the geographic concentration of the properties in our portfolio, including our properties under contract, as of the date of this prospectus (dollars in thousands). Initial annualized base rent does not represent historical rental amounts. Rather, for medical office buildings, initial annualized base rent represents the actual aggregate base rent for in-place leases for the month ended June 30, 2014 multiplied by 12. For single-tenant properties other than Mountain’s Edge Hospital, initial annualized base rent represents base rent for the first month of the lease (August 2014) multiplied by 12. With respect to Mountain’s Edge Hospital, which is currently under development by a third party, initial annualized base rent represents the expected base rent for the first month of the lease, multiplied by 12.

Market	Number of Buildings	GLA	% of Total GLA	Initial Annualized Base Rent(1)	Percent of Total Annualized Base Rent
California	1	40,091	12.3%	$4,463	35.7%
Nevada(2)	2	110,209	33.8	4,105	32.8
Texas(3)	2	125,482	38.5	2,140	17.1
South Carolina	1	50,397	15.4	1,800	14.4

Total	6	326,179	100.0%	$12,508	100.0%

(1)	Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For information on the expiration of these leases, see “—Lease Expirations.”
(2)	Includes one property that is currently under development and is not yet operational, with GLA of approximately 73,000 and contractual annualized base rent of approximately $2,400. We have entered into a purchase and sale agreement with the seller of this property and have executed a lease with the tenant of this property as described under “—Description of Properties and Investments in Our Portfolio—Properties under Contract.” However, we will not acquire this property until the development of the property is completed and the tenant’s lease has commenced, which we expect to occur during the first quarter of 2015.
(3)	We have entered into a purchase and sale agreement with respect to one of these properties and expect to complete the acquisitions prior to the completion of this offering, subject to the satisfaction of certain closing conditions. See “—Description of Properties and Investments in Our Portfolio—Properties under Contract.”

Facility-Type Concentration

The following table contains information regarding the concentration of facility types in our portfolio, including our properties under contract, as of the date of this prospectus (dollars in thousands). Initial annualized base rent does not represent historical rental amounts. Rather, for medical office buildings, initial annualized base rent represents the actual aggregate base rent for in-place leases for the month ended June 30, 2014 multiplied by 12. For single-tenant properties other than Mountain’s Edge Hospital, initial annualized base rent represents base rent for the first month of the lease (August 2014) multiplied by 12. With respect to Mountain’s Edge Hospital, which is currently under development by a third party, initial annualized base rent represents the expected base rent for the first month of the lease, multiplied by 12.

Facility Type	Number of Buildings	Gross Purchase Price	% of Total Gross Purchase Price	% Leased	Initial Annualized Base Rent(1)	Percent of Total Annualized Base Rent
Long-Term Acute Care Hospitals	2	$71,010	50.0%	100.0%	$6,173	49.4%
Acute Care Hospital(2)	1	27,370	19.3	100.0	2,395	19.1
Medical Office Buildings(3)	2	23,574	16.6	88.2	2,140	17.1
Skilled Nursing Facilities	1	20,000	14.1	100.0	1,800	14.4

Total	6	$141,954	100.0%	95.3%	$12,508	100.0%

(1)	Base rent does not include tenant recoveries, additional rents or other lease-related adjustments. For information on the expiration of these leases, see “—Lease Expirations.”
(2)	This property is currently under development and is not yet operational. We have entered into a purchase and sale agreement with the seller of this property and have executed a lease with the tenant of this property as described under “—Description of Properties and Investments in Our Portfolio—Properties under Contract.” However, we will not acquire this property until the development of the property is completed and the tenant’s lease has commenced, which we expect to occur during the first quarter of 2015.
(3)	We have entered into a purchase and sale agreement with respect to one of these properties and expect to complete the acquisitions prior to the completion of this offering. See “—Description of Properties and Investments in Our Portfolio—Properties under Contract.”

Description of Properties and Investments in Our Portfolio

Current Properties

Kentfield Rehabilitation & Specialty Hospital

Property Description. On August 1, 2014, we acquired Kentfield Rehabilitation & Specialty Hospital, or Kentfield Hospital, from Vibra Healthcare for $51.0 million and leased the property back to 1125 Sir Francis Drake Boulevard Operating Company, LLC, or the Kentfield Operator, a subsidiary of Vibra Healthcare. Kentfield Hospital is an approximately 40,000 square-foot facility located at 1125 Sir Francis Drake Boulevard, Kentfield, California. Kentfield Hospital consists of an approximately 29,000 square-foot long-term acute care hospital with 60 licensed long-term acute care hospital beds and an approximately 11,000 square-foot adjoining medical office building. Kentfield Hospital is currently undergoing a $15.2 million renovation project that began in early 2012 and is expected to be completed in the first quarter of 2015.

Lease Terms. Upon the closing of the acquisition, we leased 100% of Kentfield Hospital to the Kentfield Operator pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has a 15-year term with two five-year extension options. The initial annual base rent under the lease is approximately $4.5 million, or 8.75% of the $51.0 million purchase price, payable in equal monthly installments. We also have agreed to advance an aggregate of $7.0 million to the Kentfield Operator to fund renovations for the facility, or the Leasehold

Improvement Funds, and the Kentfield Operator is required to draw the full amount of the Leasehold Improvement Funds no later than June 30, 2015. The monthly base rent will be increased each month by 8.75% of the amount of the Leasehold Improvement Funds that we have advanced. In addition, the annual base rent will increase (i) by 1.5% of the prior year’s base rent on the first and second anniversaries of the initial lease term and (ii) for each year thereafter, by the percentage by which the consumer price index has increased over the prior twelve months, subject to an annual cap of 2.0% of the prior year’s base rent.

Guaranty and Security. The lease is unconditionally guaranteed by each of Vibra Healthcare and Vibra Healthcare II, LLC, or Vibra Healthcare II. In addition, the lease is secured by an assignment and pledge of substantially all of the assets, other than accounts receivable, of Kentfield Hospital, subject to the terms of an intercreditor agreement between us and the Kentfield Operator’s existing lender. The obligations of the Kentfield Operator and of Vibra Healthcare and Vibra Healthcare II as guarantors is cross-collateralized and cross-defaulted with the obligations and all collateral, if any, securing any existing and future obligations of the Kentfield Operator, Vibra Healthcare, Vibra Healthcare II and their respective affiliates to us, including the Vibra Mortgage Loan.

Investment Rationale. Located in the highly affluent Marin County, California, Kentfield Hospital is one of only two licensed long-term acute care hospitals in the San Francisco Bay Area market and benefits from a surrounding population of approximately 7.2 million, according to the 2010 U.S. Census, which supports its bed demand. Kentfield Hospital has been one of Vibra Healthcare’s top performing facilities. Services provided at Kentfield Hospital, in addition to servicing patients with complex medical needs requiring long-term hospitalization in an acute setting, include dialysis, advanced wound care, bronchoscopy, ventilator management, total parenteral nutrition, spasticity management and nerve blocks, fluoroscopy, barium swallow studies and diagnostic EMG studies. In addition, we believe Kentfield Hospital receives referrals from Marin General Hospital, a 235-bed general acute-care hospital that is approximately one mile from Kentfield Hospital. As a result of this relationship, Kentfield Hospital has benefitted from a consistent step-down patient flow.

We believe that the competitive barriers to entry for any new long-term acute care hospital in the San Francisco Bay Area market are high, as a result of land and construction costs in the California market and a long, extensive and costly regulatory process, which have helped generate a robust flow of patients and high patient occupancy rates for the Kentfield Hospital. In addition, as part of the Medicare, Medicaid and SCHIP Extension Act of 2007 and the Affordable Care Act, construction of new long-term acute care hospitals were under a moratorium from December 2007 until December 2012. With the passage of the Bipartisan Budget Act of 2013, the moratorium will be reinstated in January 2015. These restrictions on new construction limit the supply, and therefore competition, from newly constructed long-term acute care hospitals.

Magnolia Place of Spartanburg

Property Description. On August 1, 2014, we acquired Magnolia Place of Spartanburg, or Magnolia Place, from Spartanburg Healthcare Realty, LLC for $20.0 million. Magnolia Place is a 32,885 square-foot skilled nursing facility that has recently been developed by Fundamental Healthcare to expand the facility to approximately 50,397 square feet. The expansion was funded by Fundamental Healthcare and was completed in September 2014 and, upon final licensure, will increase the number of licensed beds from 88 to 120. The property is located at 8020 White Avenue, Spartanburg, South Carolina.

Lease Terms. Upon the closing of the acquisition, we leased 100% of Magnolia Place to THI of South Carolina at Magnolia Place Spartanburg, LLC, or THI South Carolina, a subsidiary of Fundamental Healthcare and the tenant of Magnolia Place at the time of our acquisition, pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has a non-cancelable 12-year term, with two five-year extension options. The initial annual base rent under the lease is approximately $1.8 million, or 9.0% of the purchase price, payable in equal monthly installments. The annual base rent will increase each year by 1.5% of the prior year’s base rent.

Guaranty and Security. The lease is unconditionally guaranteed by THI of Baltimore, and the guaranty of THI of Baltimore is cross-defaulted with all other obligations of THI of Baltimore to us. In addition, the lease is secured by an assignment and pledge of substantially all of the assets of Magnolia Place, subject to the terms of an intercreditor agreement between us and THI South’s Carolina’s existing lender.

Investment Rationale. Magnolia Place of Spartanburg is located in Spartanburg, South Carolina and received a five-star overall rating from CMS, which is the highest rating available and helps set the facility apart from others operating in the market. Additionally, the facility benefits from significant entry barriers in the state. The state of South Carolina regulates the supply of certain healthcare providers through its Certificate of Need Program. The Certificate of Need Program is a regulatory review process that requires some healthcare providers, like hospitals and nursing homes, to obtain state authorization before making major capital expenditures or expanding medical services. The requirement to receive state authorization before developing new nursing and hospital facilities or expanding existing facilities creates a substantial barrier for bed expansion in South Carolina. According to South Carolina Department of Health and Environmental Control, there was a need for 389 additional beds in Spartanburg County as of 2012, which is where Magnolia Place is located. Furthermore, in the South Carolina counties adjacent to Spartanburg County, there was a need for an additional 740 beds as of 2012. Fundamental Healthcare’s management recognized the bed shortage in the Spartanburg market and chose to pursue an expansion of the facility to accommodate demand and, as part of the process, received a Certificate of Need from the state. Fundamental Healthcare has been able to capitalize on the facility’s CMS rating and high demand to achieve an average occupancy of 93% in 2013. We believe the expansion at Magnolia Place and restriction of skilled nursing facility beds related to the Certificate of Need Program will enhance profitability of the hospital and provide us with a more financially sound operator for the already successful facility.

Services provided at Magnolia Place, include skilled nursing care and related services for residents who require medical or nursing care, and rehabilitation services for injured, disabled, or sick persons. The facility caters to patients who either need short-term rehabilitation services while recovering from surgery or require long-term nursing and medical supervision. In addition to these services, DaVita Healthcare Partners Inc. (NYSE: DVA) is constructing a 17-chair dialysis center adjacent to Magnolia Place. Dialysis services will be available to Magnolia Place residents beginning in the first quarter of 2015.

In addition, we believe Magnolia Place receives referrals from Spartanburg Regional Hospital, a 540-bed general acute care hospital that is approximately two miles from Magnolia Place. As a result of this relationship, Magnolia Place has benefitted from a consistent step-down patient flow.

Horizon Specialty Hospital of Henderson

Property Description. On August 1, 2014, we acquired Horizon Specialty Hospital of Henderson, or Horizon Hospital, from Eastern LTAC, LLC for $20.0 million. Horizon Hospital is an approximately 37,200 square-foot long-term acute care hospital located at 8550 South Eastern Avenue, Henderson, Nevada. Horizon Hospital is licensed for 39 beds.

Lease Terms. Upon the closing of the acquisition, we leased 100% of Horizon Hospital to THI of Nevada II at Desert Lane, LLC, or THI Nevada, a subsidiary of Fundamental Healthcare and the tenant of Horizon Hospital at the time of our acquisition, pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease has a 15-year term, with one five-year extension option. The initial annual base rent under the lease is approximately $1.7 million, or 8.5% of the purchase price, payable in equal monthly installments. Beginning in the sixth year of the initial lease term, the annual base rent will increase each year by 1.5% of the prior year’s base rent. In addition, upon executing the amended and restated lease agreement with THI Nevada, we paid THI Nevada $1.3 million as a lease inducement.

Guaranty and Security. The lease is unconditionally guaranteed by THI of Baltimore. In addition, the lease is secured by an assignment and pledge of substantially all of the assets of Horizon Hospital, subject to the terms of an intercreditor agreement between us and THI Nevada’s existing lender.

Investment Rationale. Horizon Hospital is located in the affluent eastern section of the Las Vegas area and began admitting patients in February 2013. The facility offers acute-care services, including cardiopulmonary rehabilitation, ventilator weaning, tracheotomy care, pulmonary rehabilitation, cardiac monitoring and case management-discharge planners.

Prior to developing the property, a detailed bed need analysis was performed to estimate potential demand for a new hospital. Using a census of acute care hospitals and skilled nursing facilities operating in the Las Vegas market in combination with zip-code level population and patient discharge data, Fundamental Healthcare determined areas of the Las Vegas market were currently underserved. The location of the Horizon Hospital was strategically chosen to take advantage of the unmet demand in the area, particularly among elderly residents. Importantly, the Nevada State Demographer estimates 61% growth in people aged 65 and older from 2010 to 2030 in Clark County, which includes Las Vegas and Henderson, Nevada. We believe that current capacity constraints will encourage hospitals to move patients, once stabilized, out of high-cost acute care hospitals to step-down facilities, such as long-term acute care hospitals, where the cost of continued care is significantly lower than that of an acute care hospital. In addition, Fundamental Healthcare has extensive experience in the Las Vegas market, having operated there for more than 20 years.

North Brownsville Medical Plaza

Property Description. On September 19, 2014, we acquired North Brownsville Medical Plaza, including the seller’s rights under the ground lease for the real property on which North Brownsville Medical Plaza is located, or the Brownsville Ground Lease, for approximately $15.2 million. The property is subject to a ground lease, which we call the Brownsville Ground Lease, which we assumed in connection with the acquisition. North Brownsville Medical Plaza is an approximately 67,680 square-foot medical office building located at 5700 North Expressway, Brownsville, Texas. As of June 30, 2014, the property was 84% leased.

Ground Lease Terms. The Brownsville Ground Lease expires in 2081, subject to two ten-year extension options, and provides for annual base rent of approximately $152,612 in 2014, which will increase each year by 2.0% of the prior year’s annual base rent. Under the Brownsville Ground Lease, we, as lessee, have a right of first refusal in the event that the landlord intends to offer, or accept a third-party offer, for all or a portion of its fee simple interest in the land.

Tenant Leases. As of June 30, 2014, North Brownsville Medical Plaza had a total of 11 tenants under leases that provided for aggregate annualized base rent of approximately $1.4 million and had a weighted-average remaining lease term of 3.25 years. The following table sets forth information with respect to the tenants at North Brownsville Medical Plaza that occupy 10% or more of the property’s gross leasable area as of June 30, 2014:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Total Leased GLA	% of Total Property GLA	Annualized Base Rent	% of Property ABR	ABR per Leased Square Foot
VBOA ASC Partners	Surgery Center	December 2017	N/A	19,482	29.1%	$500,000	36.6%	$25.65

FPW Management & Support Services	Pain Management	February 2018	N/A	10,775	16.1%	$274,000	20.2%	$25.46

Investment Rationale. North Brownsville Medical Plaza is a state-of-the-art medical office building located in Brownsville, Texas. The Brownsville metropolitan area population and its sister city of Matamoras, Mexico has a population in excess of 750,000. We believe the building represents the latest in healthcare facility design and was planned to meet the high expectations and demands of the modern healthcare professional, as well as setting the standard for integrated medicine delivery. Physicians and patients have access to the latest in modern technology at the on-site surgery center, full modality diagnostic center, physical therapy center, lab and physician offices.

North Brownsville Medical Plaza also boasts convenient and accessible parking and first-class amenities. The building is currently leased to leading physicians and physician groups in the Brownsville medical community. Approximately 29% of the gross leasable area is leased to VBOA ASC Partners, which operates a large surgery center within the North Brownsville Medical Plaza. VBOA ASC Partners is owned by Tenet Healthcare and benefits from a high volume of patient flow and is one of the leading surgery centers in Brownsville, which provides us with a strong anchor tenant.

Properties under Contract

Mountain’s Edge Hospital

Property Description. Mountain’s Edge Hospital, which is currently under development, will be an approximately 73,000 square foot acute care hospital located at 8656 West Patrick Lane, Las Vegas, Nevada. Mountain’s Edge Hospital will be licensed for 130 beds and is expected to be completed and operational in the first quarter of 2015.

Acquisition Terms. On March 19, 2014, we entered into a purchase and sale agreement to acquire Mountain’s Edge Hospital from Medical Facilities Development Enterprises, LLC, or MFDE for an aggregate purchase price of $27.4 million. The closing of the acquisition is subject to the successful completion of the development and certain customary closing conditions, including satisfactory completion of our due diligence. We will not acquire the property until the development is completed and the tenant’s executed lease for the property is commenced, which are expected to occur in the first quarter of 2015.

Lease Terms. Upon the closing of the acquisition, we will lease 100% of Mountain’s Edge Hospital to Vegas Hospital Care, LLC, or Vegas HC, a subsidiary of Fundamental Healthcare, pursuant to a triple-net lease, with the tenant responsible for all costs of the facility, including taxes, utilities, insurance, maintenance and capital improvements. The lease will have a non-cancelable 15-year term, with two five-year extension options. The initial annual base rent under the lease will be approximately $2.4 million, or 8.75% of the $27.4 million purchase price, payable in equal monthly installments. In addition, we have agreed to purchase up to $3.0 million of certain furnishings, fixtures and equipment to be installed at the facility from THI of Baltimore, a wholly owned subsidiary of Fundamental Healthcare and the sole member of Vegas HC. The initial annual base rent will be increased by 8.75% of the portion of the $3.0 million of the furnishing, fixtures and equipment purchased by us. In addition, beginning in the sixth year of the initial lease term, the annual base rent will increase each year by 1.5% of the prior year’s base rent.

Guaranty and Security. The lease will be unconditionally guaranteed by THI of Baltimore. In addition, the lease will be secured by an assignment and pledge of substantially all of the assets of Mountain’s Edge Hospital, subject to the terms of an intercreditor agreement between us and Vegas HC’s existing lender.

Investment Rationale. MFDE acquired the property in July 2012 to develop the hospital on behalf of Fundamental Healthcare, which recognized the potential opportunities that a new hospital could afford in the rapidly expanding and affluent western section of Las Vegas. Fundamental Healthcare has extensive experience in the Las Vegas market, having operated there for more than 20 years. Prior to developing the property, a detailed bed need analysis was performed to estimate potential demand for a new hospital. Using a census of acute care hospitals and skilled nursing facilities operating in the Las Vegas market in combination with zip-code level population and patient discharge data, Fundamental Healthcare determined areas of the Las Vegas market were underserved. The location of Mountain’s Edge Hospital was strategically chosen to take advantage of the unmet demand in the area, particularly among elderly residents. The facility is also expected to benefit from favorable demographic trends as the Nevada State Demographer estimates an increase of approximately 61% in the population of those aged 65 and older from 2010 to 2030 in Clark County, which includes Las Vegas.

We believe the new state-of-the-art hospital being constructed will be a significant upgrade from existing in-patient rehabilitation facilities in the Las Vegas market. Mountain’s Edge Hospital will replace an existing hospital which is expected to be converted to a skilled nursing facility, with Mountain’s Edge Hospital intended to be the principal hospitalization site for the Health Plan of Nevada’s managed care patient population. As a result, Mountain’s Edge Hospital is expected to benefit from an immediate flow of patients. In addition, Mountain’s Edge Hospital is expected to benefit from a daily 75-bed minimum guarantee from a leading national managed care company. Mountain’s Edge Hospital will include imaging services, an intensive care unit and comprehensive rehabilitation modalities. We believe that the supportive demographic trends and immediate source of patient referrals will allow Mountain’s Edge Hospital to quickly ramp up its operations.

Dairy Ashford Medical Office Building

Property Description. Dairy Ashford Medical Office Building, or Dairy Ashford is an approximately 57,800 square-foot medical office building located at 1201 Dairy Ashford, Houston, Texas. As of June 30, 2014, the property was 93% leased.

Acquisition Terms. On June 24, 2014, we entered into a purchase and sale agreement with Medistar Dairy Ashford Professional Building, LLC, a subsidiary of Medistar, to acquire Dairy Ashford for $8.4 million. The closing of the acquisition is subject to (i) our receipt of a tenant’s waiver of its right of first refusal to purchase the property, (ii) the seller’s ability to obtain a release of the mortgage lien encumbering the property for a release price reasonably acceptable to the seller, as the property is currently cross-collateralized with three other properties of the seller, and (iii) certain customary closing conditions, including satisfactory completion of our due diligence and receipt of estoppel certificates from the existing tenants at the property.

Leases. As of June 30, 2014, Dairy Ashford had a total of eight tenants under leases that provided for aggregate annualized base rent of approximately $775,000 and had a weighted-average remaining lease term of 3.25 years. The following table sets forth information with respect to the tenants at Dairy Ashford that occupy 10% or more of the property’s gross leasable area as of June 30, 2014:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Total Leased GLA	% of Total Property GLA	Annualized Base Rent	% of Property ABR	ABR per Leased Square Foot
Memorial Clinical Associates	Family Medicine	February 2018	N/A	34,498	59.7%	$455,000	58.7%	$13.19

Investment Rationale. Dairy Ashford is located in the heart of the Energy Corridor in Houston, Texas, directly across Interstate 10 from the Shell and Conoco corporate office complexes. The Houston region continues to have strong overall economic performance and has been one of the most consistently productive and growing metropolitan areas in the country for several years. Since the end of 2011, year-over-year job growth in Houston has remained above 3.0% and frequently exceeds 4.0% and, in 2013, accounted for approximately one-quarter of all new jobs created in Texas and led the state in job creation over both Dallas and Austin. The area continues to add population due to migration and immigration, both from within the United States and internationally. Overall, Houston added 34,625 residents between July 1, 2011, and July 1, 2012, according to the U.S. Census Bureau, bringing the city’s population to 2.16 million. That increase was the second largest increase on an absolute basis for a U.S. city. Nearby hospitals include Memorial Hermann at Memorial City, HCA West Houston Hospital and HCA Spring Branch Hospital.

The property currently leases approximately 59% of the building’s square footage to Memorial Clinical Associates, or MCA, a reputable primary care practice formed in 1989. MCA’s practice includes nine board certified physicians, including seven primary care physicians, serving more than 50,000 patients. We believe having MCA as an anchor tenant in Dairy Ashford provides significant stability to the property. Other tenants provide medical services including dentistry, imaging services, pharmacy, and diagnostic services.

Debt Investments

Amarillo Mortgage Loan

General. On August 1, 2014, we entered into a loan and security agreement with Longhorn RE Associates, L.P., or Longhorn, the owner of the Vibra Rehabilitation Hospital of Amarillo, to provide Longhorn a $18.0 million mortgage loan, or the Amarillo Mortgage Loan.

Loan Terms. The Amarillo Mortgage Loan provides for interest-only payments during the initial five-year term before automatically converting to a 15-year amortizing loan requiring payments of principal and interest. The Amarillo Mortgage Loan incurs interest at a rate of 9.00% per annum during the initial five-year term and at a rate equal to the greater of (i) 9.00% or (ii) 200 basis points over the 15-year Treasury bond rate during the 15-year amortization period. The 15-year Treasury bond rate is calculated by averaging the rates on the 10-year Treasury note and the 20-year Treasury bond. The Amarillo Mortgage Loan may be prepaid during the initial five-year term only if Vibra Healthcare or Vibra Healthcare II, or one of their respective affiliates, enters into a sale-leaseback transaction with us equal to or exceeding $20.0 million in value.

Guaranty and Security. The Amarillo Loan is secured by (i) a first mortgage lien on the Vibra Rehabilitation Hospital of Amarillo, (ii) an assignment to us of the current lease between Longhorn and Vibra Rehabilitation Hospital of Amarillo, LLC, the tenant at the Vibra Rehabilitation Hospital of Amarillo and a wholly-owned subsidiary of Vibra Healthcare II, and (iii) an assignment to us of the lease guarantee of Vibra Healthcare and Vibra Healthcare II with respect to such lease. The obligations of Vibra Rehabilitation Hospital of Amarillo, LLC, as tenant under its lease with the borrower, and of Vibra Healthcare and Vibra Healthcare II, as lease guarantors, are cross-defaulted under such lease with the other obligations, if any, of such parties and their respective affiliates to us.

Purchase Option. Under the Amarillo Mortgage Loan, we have the exclusive right to acquire the Vibra Rehabilitation Hospital of Amarillo for a purchase price of up to $30.0 million, and to enter into a lease with the tenant (together, the “Amarillo Option”), at any time during the initial five-year term, but not within the first year of the Amarillo Mortgage Loan. If we exercise the Amarillo Option, the initial price, or the Initial Price of the Vibra Rehabilitation Hospital of Amarillo will be the greater of (i) $18.0 million or (ii) an amount equal to (a) the then-trailing twelve-month EBITDAR of the facility divided by 1.5, divided by (b) 8.75%. In addition, from the date that is 24 months from the date of the closing of the Amarillo Mortgage Loan, we may be required to pay an additional amount to the seller in excess of the Initial Price. The additional payment shall be equal to the amount, if any, by which (y) the then-trailing twelve-month EBITDAR of the facility divided by 1.5, divided by (z) 8.75% or such other mutually agreed percentage, exceeds the Initial Price. In no event shall the aggregate purchase price exceed $30.0 million. The closing of the sale-leaseback transaction would be conditioned upon the receipt of consent from Vibra Healthcare’s working capital lender.

Vibra Mortgage Loan

General. On August 1, 2014, we entered into a term loan and security agreement with Vibra Healthcare and certain of its affiliates to provide Vibra Healthcare and Vibra Healthcare II with a $10.0 million mortgage loan, or the Vibra Mortgage Loan.

Loan Terms. The Vibra Mortgage Loan provides for interest-only payments during the initial five-year term before automatically converting to a 15-year amortizing loan requiring payments of principal and interest. The Vibra Mortgage Loan incurs interest at a rate of 9.00% per annum. The Vibra Mortgage Loan may be prepaid during the initial five-year term only if Vibra Healthcare or Vibra Healthcare II, or one of their respective affiliates, enters into a sale-leaseback transaction with us equal to or exceeding $25.0 million in value.

Guaranty and Security. The Vibra Mortgage Loan is secured by a first mortgage lien on Vibra Hospital of Western Massachusetts, a 257,851 square-foot long-term acute care hospital located in Springfield, Massachusetts. In addition, the Vibra Mortgage Loan is unconditionally guaranteed by Vibra Healthcare Real Estate Company II, LLC and Vibra Hospital of Western Massachusetts, LLC, each a wholly-owned subsidiary of Vibra Healthcare II. The obligations of Vibra Healthcare and Vibra Healthcare II, as co-borrowers, and of Vibra Healthcare Real Estate Company II, LLC and Vibra Hospital of Western Massachusetts, LLC, as guarantors, are cross-collateralized and cross-defaulted with the obligations and all collateral, if any, securing any existing and future obligations of such parties and their respective affiliates to us, including the lease of the Kentfield Hospital and Vibra Rehabilitation Hospital of Amarillo.

Investment Process

We believe our management team’s depth of experience in healthcare real estate, operations and finance provides us with unique perspective in underwriting potential investments. Our real estate and loan underwriting process focuses on both real estate and healthcare operations. The process includes a detailed analysis of the facility and the financial strength and experience of the tenant and its management. Key factors that we consider in the underwriting process include the following:

•	the current, historical and projected cash flow and operating margins of each tenant and at each facility;

•	the ratio of our tenants’ operating earnings both to facility rent and to facility rent plus other fixed costs, including debt costs;

•	the quality and experience of the tenant and its management team;

•	construction quality, condition, design and projected capital needs of the facility and property condition assessments;

•	competitive landscape;

•	drivers of healthcare-related needs;

•	the location of the facility;

•	local economic and demographic factors and the competitive landscape of the market;

•	licensure and accreditation;

•	the effect of evolving healthcare legislation and other regulations on our tenants’ profitability and liquidity; and

•	the payor mix of private, Medicare and Medicaid patients at the facility.

We believe our underwriting process enables us to acquire desirable properties with strong tenants that will support our ability to deliver attractive risk-adjusted returns to our stockholders.

Sourcing and Initial Screening

Our management team has developed and maintains an extensive network of relationships among active participants within the healthcare services industry. These relationships include operators, developers, lawyers, architects, contractors, commercial bankers, investment bankers and private equity firms. We believe these broad reaching relationships will help identify potential healthcare properties for us to acquire and we intend to source acquisitions in off-market and target-marketed transactions from operators and developers with whom we have existing relationships.

Underwriting and Analysis

Once a potential healthcare property has been identified, we commence the initial due diligence process. This process generally consists of an initial meeting with the owner to discuss the salient aspects of a transaction in general terms and to obtain an idea of the physical and operational history of the property, including current use and configuration, and the expected purchase price range. We then typically discuss the general terms of a lease structure and begin to discuss the preliminary aspects of the lease, such as the initial lease payment, annual rent increases, lease payment coverage requirements and other financial covenants, the initial lease term, and any renewal options. If the property is suitable for lease to our TRS lessee, we would also begin discussions regarding the terms of a management agreement with the operator and possible improvements to increase operating performance and efficiency.

We then submit an initial due diligence list that requests information such as the land size, the building size and condition, environmental matters, a detailed description of improvements, a rent roll for properties with multiple tenants, an overview of the operational history which would include financial results, operational statistics, referral patterns and sources, payor mix, the various governmental oversight survey results and responses thereto, accreditation surveys and responses and the competitive landscape of the market. After evaluating the due diligence materials our management team makes a decision whether or not to pursue the opportunity.

Approval by Investment Committee and/or Board of Directors

Our investment committee is comprised of Messrs. McRoberts, Harlan, Mandelbaum, Pieri and Walraven. Messrs. Mandelbaum and Pieri are designees of BlueMountain. BlueMountain will continue to have the right to appoint two members of the investment committee for as long as BlueMountain is entitled to designate two nominees to our board of directors; and one member of the investment committee will be appointed by BlueMountain so long as BlueMountain is entitled to one nominee to our board of directors.

For so long as BlueMountain maintains a designee on the investment committee:

•	other than with respect to Mountain’s Edge Hospital, all acquisitions will be presented to the investment committee for approval;

•	any acquisition for aggregate consideration of less than 5% of our assets (on a pro forma basis after giving effect to the acquisition) will require the approval of a majority of the members of the investment committee;

•	any acquisition for aggregate consideration of greater than 5% of our assets (on a pro forma basis after giving effect to the acquisition) will require the approval of four members of the investment committee; and

•	any acquisition for greater than 15% of our assets (on a pro forma basis after giving effect to the acquisition) will require the unanimous approval of the investment committee.

After our management team decides to pursue an acquisition opportunity, our management team prepares an in-depth investment package to be presented to the investment committee and, if applicable, our board of directors for approval. The investment package presented for approval typically includes the facility type, operator, operator parent company (lease guarantor), acquisition price (in gross dollars, per square foot, per bed, or other manner as deemed appropriate), operator and parent financial statements (3-5 years), operator statistical trends (payor mix, referral sources, patient acuity, etc.), initial lease term, initial lease rate, annual increases to lease rate, optional renewal periods, lease coverage, fixed charge coverage, financial covenants required, demographic and competitive information for the location, all of which are accompanied with a general discussion and summary of why our management team believes the acquired property is a good investment for us. If we propose to lease the property to our TRS lessee, the investment package includes lease terms with the TRS lessee, the terms of the engagement agreement with the operator and any plans for operational improvement.

Remaining Due Diligence and Closing

We will engage legal counsel to prepare an asset purchase agreement, review the title report, and the applicable federal, state or local regulatory compliance requirements. We will engage third-party consultants to perform property appraisals, environmental assessments, structural analyses, ALTA surveys and other applicable inspections or reports prior to closing on the transaction. These third-party reports must be acceptable to us in our sole discretion prior to closing any transaction. The attorney will be responsible for coordinating the flow of documents and reports and will not allow us to close unless all items are satisfactory to us.

Real Estate-Related Debt Investments

In addition to investing in healthcare facilities themselves, we intend to make additional opportunistic investments in real estate-related debt investments while maintaining compliance with the rules that are applicable to REITs. These real estate-related debt investments may include mortgages that are secured by healthcare properties, mezzanine loans that are subordinate to mortgage debt and are secured by pledges of the borrower’s ownership interests in the property and/or the entity that owns the property and construction loans that finance the development of healthcare properties, which we may use as a pathway to the ultimate acquisition of pre-leased properties. Our approach to underwriting and investing in real estate-related debt investments is similar to our process when seeking to directly purchase the underlying healthcare property as described in more detail above.

We intend to service our mortgage and mezzanine loans in-house and will monitor the credit quality of the borrower and the value of our collateral on an ongoing basis. For our construction loans, we may retain third parties to monitor the progress of the developments and service the construction loans.

Competition

The market for making investments in healthcare properties is highly competitive and fragmented, and increased competition makes it more challenging for us to identify and successfully capitalize on opportunities that meet our investment objectives. In acquiring and leasing healthcare properties and providing financing to healthcare operators, we compete with financial institutions, institutional pension funds, private equity funds, real estate developers, other REITs, other public and private real estate companies and private real estate investors, many of whom have greater financial and operational resources and lower costs of capital than we have. We also face competition in leasing or subleasing available facilities to prospective tenants and entering into operating agreements with prospective operators.

Our tenants/operators compete on a local and regional basis with operators of facilities that provide comparable services. The basis of competition for our operators includes the quality of care provided, reputation, the physical appearance of a facility, price, the range of services offered, family preference, alternatives for healthcare delivery, the supply of competing properties, physicians, staff, referral sources, location and the size and demographics of the population and surrounding areas.

Regulation

Healthcare Regulatory Matters

The following discussion describes certain material healthcare laws and regulations that may affect our operations and those of our tenants/operators. The ownership and operation of hospitals, other healthcare properties and other healthcare providers are subject to extensive federal, state and local government healthcare laws and regulations. These laws and regulations include requirements related to licensure, conduct of operations, ownership of facilities, addition or expansion of facilities and services, prices for services, billing for services and the confidentiality and security of health-related information. Different properties within our portfolio may be more or less subject to certain types of regulation, some of which are specific to the type of facility or provider. These laws and regulations are wide-ranging and complex, may vary or overlap from jurisdiction to jurisdiction, and are subject frequently to change. Compliance with these regulatory requirements can increase operating costs and, thereby, adversely affect the financial viability of our tenants/operators’ businesses. Our tenants/operators’ failure to comply with these laws and regulations could adversely affect their ability to successfully operate our properties, which could negatively impact their ability to satisfy their contractual obligations to us. Our leases will require the tenants/operators to comply with all applicable laws, including healthcare laws.

We may be subject directly to healthcare laws and regulations, because of the broad nature of some of these restrictions, such as the Anti-kickback Statute discussed below. In some cases, especially in the event we own properties managed by third parties, regulatory authorities could classify us or our subsidiaries as an operating entity or license holder. Such a designation would significantly increase the regulatory requirements directly applicable to us and subject us to increased regulatory risk. We intend for all of our business activities and operations to conform in all material respects with all applicable laws and regulations, including healthcare laws and regulations. We expect that the healthcare industry will continue to face increased regulations and pressure in the areas of fraud, waste and abuse, cost control, healthcare management and provision of services.

Healthcare Reform Measures. The Affordable Care Act changes how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced growth in Medicare program spending, reductions in Medicare and Medicaid Disproportionate Share Hospital, or DSH payments, and expanding efforts to tie reimbursement to quality and efficiency. In addition, the law reforms certain aspects of health insurance, contains provisions intended to strengthen fraud and abuse enforcement, and encourages the development of new payment models, including the creation of Accountable Care Organizations, or ACOs. On June 28, 2012, the United States Supreme Court struck down the portion of the Affordable Care Act that would have allowed HHS to penalize states that do not implement the law’s Medicaid expansion provisions with the loss of existing federal Medicaid funding. As a result, some states may choose not to implement the Medicaid expansion.

Based on the Congressional Budget Office’s April 2014 projection, by 2022, the Affordable Care Act will expand coverage to 26 million additional individuals. This increased coverage will occur through a combination of public program expansion and private sector health insurance and other reforms that generally become effective in 2014. The primary public program coverage expansion will occur through changes in Medicaid with an expansion of the categories of individuals eligible for Medicaid coverage. The private sector expansion will come through new requirements applicable to health insurers, employers and individuals. For example, health insurers will be prohibited from imposing annual coverage limits and from excluding persons based upon pre-existing conditions. Individuals will be required to maintain health insurance for a minimum defined set of benefits or pay a tax penalty. Employers with 50 or more employees that do not offer health insurance will be held subject to a penalty if an employee obtains government-subsidized coverage through an insurance exchange created under the law.

The expansion of health insurance coverage under the Affordable Care Act may result in a material increase in the number of patients using our tenants/operator’s facilities who have either private or public program coverage. In addition, the creation of ACOs and related initiatives may create possible sources of additional revenue. However, our tenants/operators may be negatively impacted by the law’s payment reductions, and it is uncertain what reimbursement rates will apply to coverage purchased through the exchanges. It is difficult to predict the full impact of the Affordable Care Act due to the law’s complexity, lack of implementing regulations or interpretive guidance, gradual and potentially delayed implementation, court challenges and possible amendment or repeal, as well as our inability to foresee how individuals, states and businesses will respond to the choices afforded them by the law.

Sources of Revenue and Reimbursement. Our tenants and operators will receive payments for patient services from the federal government under the Medicare program, state governments under their respective

Medicaid or similar programs, managed care plans, private insurers and directly from patients. Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons, persons with end-stage renal disease and persons with Lou Gehrig’s Disease. Medicaid is a federal-state program, administered by the states, which provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. Generally, revenues for services rendered to Medicare patients are determined under a prospective payment system, or PPS. CMS annually establishes payment rates for the PPS for each applicable facility type.

Amounts received under Medicare and Medicaid programs are generally significantly less than established facility gross charges for the services provided and may not reflect the provider’s costs. Healthcare providers generally offer discounts from established charges to certain group purchasers of healthcare services, including private insurance companies, employers, health maintenance organizations, or HMOs, preferred provider organizations, or PPOs and other managed care plans. These discount programs generally limit a provider’s ability to increase revenues in response to increasing costs. Patients are generally not responsible for the total difference between established provider gross charges and amounts reimbursed for such services under Medicare, Medicaid, HMOs, PPOs and other managed care plans, but are responsible to the extent of any exclusions, deductibles or coinsurance features of their coverage. The amount of such exclusions, deductibles and coinsurance continues to increase. Collection of amounts due from individuals is typically more difficult than from governmental or third-party payers.

Payments to providers are being increasingly tied to quality and efficiency. These initiatives include requirements to report clinical data and patient satisfaction scores, reduced Medicare payments to hospitals based on “excess” readmission rates as determined by CMS, denial of payments under Medicare, Medicaid and some private payors for services resulting from a hospital or facility-acquired condition, or HAC, and reduced Medicare payments to hospitals with high risk-adjusted HAC rates. Certain provider types, including, but not limited to, inpatient rehabilitation facilities and long-term acute care hospitals, are subject to specific limits and restrictions on admissions which, in turn, affect reimbursement at these facilities.

The amounts of program payments received by our tenants/operators can be changed from time to time by legislative or regulatory actions and by determinations by agents for the programs. The Medicare and Medicaid statutory framework is subject to administrative rulings, interpretations and discretion that affect the amount and timing of reimbursement made under Medicare and Medicaid. Federal healthcare program reimbursement changes may be applied retroactively under certain circumstances. In recent years, the federal government has enacted various measures to reduce spending under federal healthcare programs including required cuts under the Affordable Care Act and “sequestration” reductions as required by the Budget Control Act of 2011. In addition, many states have enacted, or are considering enacting, measures designed to reduce their Medicaid expenditures and change private healthcare insurance, and states continue to face significant challenges in maintaining appropriate levels of Medicaid funding due to state budget shortfalls. Further, non-government payers may reduce their reimbursement rates in accordance with payment reductions by government programs or for other reasons. Healthcare provider operating margins may continue to be under significant pressure due to the deterioration in pricing flexibility and payor mix, as well as increases in operating expenses that exceed increases in payments under the Medicare and Medicaid programs.

Anti-Kickback Statute. A section of the Social Security Act known as the “Anti-kickback Statute” prohibits, among other things, the offer, payment, solicitation or acceptance of remuneration, directly or indirectly, in return for referring an individual to a provider of services for which payment may be made in whole or in part under a federal healthcare program, including the Medicare or Medicaid programs. Courts have interpreted this statute broadly and held that the Anti-kickback Statute is violated if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. The Affordable Care Act provides that knowledge of the Anti-kickback Statute or specific intent to violate the statute is not required in order to violate the Anti-kickback Statute. Violation of the Anti-kickback Statute is a crime, punishable by fines of up to $25,000 per violation, five years imprisonment, or both. Violations may also result in civil and administrative liability and sanctions, including civil penalties of up to $50,000 per violation, liability under the False Claims Act, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid, and additional monetary penalties in amounts treble to the underlying remuneration.

There are a limited number of statutory exceptions and regulatory safe harbors for categories of activities deemed protected from prosecution under the Anti-kickback Statute. Currently, there are statutory exceptions and safe harbors for various activities, including the following: certain investment interests, space rental, equipment rental, practitioner recruitment, personnel services and management contracts, sale of practice, referral services, warranties, discounts, employees, managed care arrangements, investments in group practices, freestanding surgery centers, ambulance replenishing and referral agreements for specialty services. The safe harbor for space rental arrangements requires, among other things, that the aggregate rental payments be set in advance, be consistent with fair market value and not be determined in a manner that takes into account the volume or value of any referrals. The fact that conduct or a business arrangement does not fall within a safe harbor does not necessarily render the conduct or business arrangement illegal under the Anti-kickback Statute. However, such conduct and business arrangements may lead to increased scrutiny by government enforcement authorities.

Many states have laws similar to the Anti-kickback Statute that regulate the exchange of remuneration in connection with the provision of healthcare services, including prohibiting payments to physicians for patient referrals. The scope of these state laws is broad because they can often apply regardless of the source of payment for care. Little precedent exists for their interpretation or enforcement. These statutes typically provide for criminal and civil penalties, as well as loss of facility licensure.

We intend to use commercially reasonable efforts to structure our arrangements, including any lease/operating arrangements involving facilities in which local physicians are investors, so as to satisfy, or meet as closely as possible, safe harbor requirements. The safe harbors are narrowly structured, and there are not safe harbors available for every type of financial arrangement that we or our tenants/operators may enter. Although it is our intention to fully comply with the Anti-kickback Statue, as well as all other applicable state and federal laws, we cannot assure you that all of our arrangements or the arrangements of our tenants/operators will meet all the conditions for a safe harbor. There can be no assurance regulatory authorities enforcing these laws will determine our financial arrangements or the financial relationships of our tenants/operators comply with the Anti-kickback Statute or other similar laws.

Stark Law. The Social Security Act also includes a provision commonly known as the “Stark Law.” The Stark Law prohibits a physician from making a referral to an entity furnishing “designated health services” paid by Medicare or Medicaid if the physician or a member of the physician’s immediate family has a financial relationship with that entity. Designated health services include, among other services, inpatient and outpatient hospital services, clinical laboratory services, physical therapy services and radiology services. The Stark Law also prohibits entities that provide designated health services from billing the Medicare and Medicaid programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $15,000 per prohibited service provided for failure to return amounts received in a timely manner, and exclusion from the Medicare and Medicaid programs. The statute also provides for a penalty of up to $100,000 for a circumvention scheme. Failure to refund amounts received pursuant to a prohibited referral may also constitute a false claim and result in additional penalties under the False Claims Act, which is discussed in greater detail below.

There are exceptions to the self-referral prohibition for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements. There is also an exception for a physician’s ownership interest in an entire hospital, as opposed to an ownership interest in a hospital department. Unlike safe harbors under the Anti-Kickback Statute, an arrangement must comply with every requirement of a Stark Law exception, or the arrangement will be in violation of the Stark Law. Through a series of rulemakings, CMS has issued final regulations implementing the Stark Law. While these regulations were intended to clarify the requirements of the exceptions to the Stark Law, it is unclear how the government will interpret many of these exceptions for enforcement purposes.

Although there is an exception for a physician’s ownership interest in an entire hospital, the Affordable Care Act prohibits newly created physician-owned hospitals from billing for Medicare patients referred by their physician owners. As a result, the law effectively prevents the formation after December 31, 2010 of new physician-owned hospitals that participate in Medicare and Medicaid. While the Affordable Care Act grandfathers existing physician-owned hospitals, it does not allow these hospitals to increase the percentage of physician ownership and significantly restricts their ability to expand services.

Many states also have laws similar to the Stark Law that prohibit certain self-referrals. The scope of these state laws is broad because they can often apply regardless of the source of payment for care, and little precedent exists for their interpretation or enforcement. These statutes typically provide for criminal and civil penalties, as well as loss of facility licensure.

Although our lease agreements will require lessees to comply with the Stark Law, we cannot offer assurance that the arrangements entered into by us or by our tenants/operators will be found to be in compliance with the Stark Law or similar state laws.

The False Claims Act. The federal False Claims Act prohibits knowingly making or presenting any false claim for payment to the federal government. The government may use the False Claims Act to prosecute Medicare and other government program fraud in areas such as coding errors, billing for services not provided, submitting false cost reports and failing to report and repay an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later. The False Claims Act defines the term “knowingly” broadly. Though simple negligence will not give rise to liability under the False Claims Act, submitting a claim with reckless disregard to its truth or falsity constitutes a “knowing” submission.

The False Claims Act contains qui tam, or whistleblower, provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. Whistleblowers under the False Claims Act may collect a portion of the government’s recovery. Every entity that receives at least $5 million annually in Medicaid payments must have written policies for all employees, contractors or agents, providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the False Claims Act, and similar state laws.

In some cases, whistleblowers and the federal government have taken the position, and some courts have held, that providers who allegedly have violated other statutes, such as the Anti-kickback Statute and the Stark Law, have thereby submitted false claims under the False Claims Act. The Affordable Care Act clarifies this issue with respect to the Anti-kickback Statute by providing that submission of claims for services or items generated in violation of the Anti-kickback Statute constitutes a false or fraudulent claim under the False Claims Act. If a defendant is found liable under the False Claims Act, the defendant may be required to pay three times the actual damages sustained by the government, additional civil penalties of up to $10,000 per false claim, plus reimbursement of the fees of counsel for the whistleblower.

Many states have enacted similar statutes preventing the presentation of a false claim to a state government, and we expect more to do so because the Social Security Act provides a financial incentive for states to enact statutes establishing state level liability.

Other Fraud & Abuse Laws. There are various other fraud and abuse laws at both the federal and state levels that cover false claims and false statements and these may impact our business. For example, the Civil Monetary Penalties law authorizes the imposition of monetary penalties against an entity that engages in a number of prohibited activities. The penalties vary by the prohibited conduct, but include penalties of $10,000 for each item or service, $15,000 for each individual with respect to whom false or misleading information was given, and treble damages for the total amount of remuneration claimed. The prohibited actions include, but are not limited to, the following:

•	knowingly presenting or causing to be presented, a claim for services not provided as claimed or which is otherwise false or fraudulent in any way;

•	knowingly giving or causing to be giving false or misleading information reasonably expected to influence the decision to discharge a patient;

•	offering or giving remuneration to any beneficiary of a federal healthcare program likely to influence the receipt of reimbursable items or services;

•	arranging for reimbursable services with an entity which is excluded from participation from a federal healthcare program; or

•	knowingly or willfully soliciting or receiving remuneration for a referral of a federal healthcare program beneficiary.

Any violations of the Civil Monetary Penalties Law by management or our tenants/operators could result in substantial fines and penalties, and could have an adverse effect on our business.

HIPAA Administrative Simplification and Privacy and Security Requirements. HIPAA, as amended by the HITECH Act, and its implementing regulations create a national standard for protecting the privacy and security of individually identifiable health information (called “protected health information”). Compliance with HIPAA is mandatory for covered entities, which include healthcare providers such as tenants/operators of our facilities. Compliance is also required for entities that create, receive, maintain or transmit protected health information on behalf of healthcare providers or that perform services for healthcare providers that involve the disclosure of protected health information, called “business associates.” In January, 2013, HHS issued a final rule to implement regulations pursuant to the HITECH Act and also imposed certain additional obligations for covered entities and their business associates. The final rule became effective March 26, 2013, and covered entities and business associates have until September 23, 2013 to comply with most of these provisions. On September 19, 2013, HHS’s Office for Civil Rights announced a delay in the enforcement, until further notice, of the requirement that certain HIPAA—covered laboratories revise their notices of privacy practices to comply with certain provisions of HIPAA and the HITECH Act. In announcing the enforcement delay, HHS indicated that the Office for Civil Rights will issue a public notice at least 30 days in advance of the end of this enforcement delay. HHS previously had announced other enforcement delays under HIPAA and may, in the future, announce additional guidance that could affect the business of our tenants/operators subject to these laws.

Covered entities must report a breach of protected health information that has not been secured through encryption or destruction to all affected individuals without unreasonable delay, but in any case no more than 60 days after the breach is discovered. Notification must also be made to HHS and, in the case of a breach involving more than 500 individuals, to the media. In the final rule issued in January, 2013, HHS modified the standard for determining whether a breach has occurred by creating a presumption that any non-permitted acquisition, access, use or disclosure of protected health information is a breach unless the covered entity or business associate can demonstrate that there is a low probability that the information has been compromised, based on a risk assessment.

Covered entities and business associates are subject to civil penalties for violations of HIPAA of up to $1.5 million per year for violations of the same requirement. In addition, criminal penalties can be imposed not only against covered entities and business associates, but also against individual employees who obtain or disclose protected health information without authorization. The criminal penalties range up to $250,000 and up to 10 years imprisonment. In addition, state Attorneys General may bring civil actions for HIPAA violations, HHS must conduct periodic HIPAA compliance audits of covered entities and business associates. If any of our tenants/operators are subject to an investigation or audit and found to be in violation of HIPAA, such tenants/operators could incur substantial penalties, which could have a negative impact on their financial condition. Our tenants/operators may also be subject to more stringent state law privacy, security and breach notification obligations.

Licensure, Certification and Accreditation. Healthcare property construction and operation are subject to numerous federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, fire prevention, rate-setting and compliance with building codes and environmental protection laws. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for our tenants/operators to make changes in their facilities, equipment, personnel and services.

Facilities in our portfolio will be subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. We will require our healthcare properties to be properly licensed under applicable state laws. Except for provider types not eligible for participation in Medicare and Medicaid, we expect our operators/facilities to participate in the Medicare and Medicaid programs and, where applicable, to be accredited by an approved accrediting organization. The loss of Medicare or Medicaid certification would result in our tenants/operators that operate Medicare/Medicaid-eligible providers from receiving reimbursement from federal healthcare programs. The loss of accreditation, where applicable, would result in increased scrutiny by CMS and likely the loss of payment from non-government payers.

In some states, the construction or expansion of healthcare properties, the acquisition of existing facilities, the transfer or change of ownership and the addition of new beds or services may be subject to review by and prior approval of, or notifications to, state regulatory agencies under a Certificate of Need, or CON program. Such laws generally require the reviewing state agency to determine the public need for additional or expanded healthcare properties and services. The requirements for licensure, certification and accreditation also include notification or approval in the event of the transfer or change of ownership or certain other changes. Further, federal programs, including Medicare, must be notified in the event of a change of ownership or change of information at a participating provider. Failure by our tenants/operators to provide required federal and state notifications, obtain necessary state licensure and CON approvals could result in significant penalties as well as prevent the completion of an acquisition or effort to expand services or facilities. We may be required to provide ownership information or otherwise participate in certain of these approvals and notifications.

EMTALA. The EMTALA is a federal law that requires any hospital participating in the Medicare program to conduct an appropriate medical screening examination of every individual who presents to the hospital’s emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize the condition or make an appropriate transfer of the individual to a facility able to handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment. The government broadly interprets EMTALA to cover situations in which individuals do not actually present to a hospital’s emergency room, but present for emergency examination or treatment to the hospital’s campus, generally, or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions.

Penalties for violations of EMTALA include civil monetary penalties and exclusion from participation in the Medicare program. In addition, an injured individual, the individual’s family or a medical facility that suffers a financial loss as a direct result of a hospital’s violation of the law can bring a civil suit against the hospital. Our leases will require any hospitals in our portfolio operate in compliance with EMTALA, but failure to comply could result in substantial fines and penalties.

Antitrust Laws. The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, concerted refusal to deal, market allocation, monopolization, attempts to monopolize, price discrimination, tying arrangements, exclusive dealing, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition.

Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare industry is currently a priority of the Federal Trade Commission and the Antitrust Division of the Department of Justice. We intend to operate so that we and our tenants/operators are in compliance with such federal and state laws, but future review by courts or regulatory authorities could result in a determination that could adversely affect the operations of our tenants/operators and, consequently, our operations.

Healthcare Industry Investigations. Significant media and public attention has focused in recent years on the healthcare industry. The federal government is dedicated to funding additional federal enforcement activities related to healthcare providers and preventing fraud and abuse. Our tenants/operators will engage in many of routine healthcare operations and other activities that could be the subject of governmental investigations or inquiries. For example, our tenants/operators will likely have significant Medicare and Medicaid billings, numerous financial arrangements with physicians who are referral sources, and joint venture arrangements involving physician investors. In recent years, Congress has increased the level of funding for fraud and abuse enforcement activities. It is possible that governmental entities could initiate investigations or litigation in the future and that such matters could result in significant costs and penalties, as well as adverse publicity. It is also possible that our executives could be included in governmental investigations or litigation or named as defendants in private litigation.

Governmental agencies and their agents, such as the Medicare Administrative Contractors, fiscal intermediaries and carriers, as well as the HHS-OIG, CMS and state Medicaid programs, may conduct audits of our tenants/operator’s operations. Private payers may conduct similar post-payment audits, and our tenants/operators may also perform internal audits and monitoring. Depending on the nature of the conduct found in such audits and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material, adverse effect on our portfolio’s financial position, results of operations and liquidity.

Under the Recovery Audit Contractor, or RAC program, CMS contracts with RACs on a contingency basis to conduct post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program, to managed Medicare plans and in the Medicaid program. CMS has also initiated a RAC prepayment demonstration program in 11 states. CMS also employs Medicaid Integrity Contractors, or MICs to perform post-payment audits of Medicaid claims and identify overpayments. In addition to RACs and MICs, the state Medicaid agencies and other contractors have increased their review activities. Should any of our tenants/operators be found out of compliance with any of these laws, regulations or programs, our business, our financial position and our results of operations could be negatively impacted.

Environmental Matters

A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect healthcare property operations. These complex federal and state statutes, and their enforcement, involve a myriad of regulations, many of which involve strict liability on the part of the potential offender. Some of these federal and state statutes may directly impact us. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender, such as us, may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines or personal or property damages and the owner’s or secured lender’s liability therefore could exceed or impair the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral which, in turn, could reduce our revenues. For a description of the risks associated with environmental matters, see “Risk Factors—We face possible liability for environmental cleanup costs and damages for contamination related to properties we acquire, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.”

Prior to closing any property acquisition or loan, we obtain Phase I environmental assessments in order to attempt to identify potential environmental concerns at the facilities. These assessments will be carried out in accordance with an appropriate level of due diligence and will generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property’s chain of title and review of historic aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the results of the Phase I environmental assessments or other information indicates possible contamination or where our consultants recommend such procedures.

Insurance

We have general liability insurance (lessor’s risk) that provides coverage for bodily injury and property damage to third parties resulting from our ownership of the healthcare properties that are leased to and occupied by our tenants. Our leases with tenants also require the tenants to carry general liability, professional liability, all risks, loss of earnings and other insurance coverages and to name us as an additional insured under these policies. We believe that the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice.

Employees

As of the date of this prospectus, we have seven employees.

Legal Proceedings

We are not currently a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material effect on our financial condition or results of operations if determined adversely to us. We may be party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that these matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition or results of operations in any future period.

MANAGEMENT

Our Directors, Executive Officers and Other Key Personnel

Our board of directors consists of seven directors, five of whom are considered independent in accordance with the requirements of the NYSE. Each member of our board of directors will serve for a one-year term expiring in 2015 and when their respective successors are duly elected and qualify.

For any meeting of our stockholders for the election of directors, our board of directors is required to nominate: (i) two BlueMountain directors so long as BlueMountain (A) continues to own 75% or more of the number of shares it purchased in the initial private placement or (B) beneficially owns at least 10% of our outstanding common stock; (ii) one BlueMountain director so long as BlueMountain (X) continues to own 50% or more of the number of shares it purchased in the initial private placement or (Y) beneficially owns at least 5% of our outstanding common stock; and (iii) no BlueMountain directors if BlueMountain has sold more than 50% of the number of shares it purchased in the initial private placement and beneficially owns less than 5% of our outstanding common stock.

The following table sets forth certain information regarding our directors, executive officers and other key personnel:

Name	Age	Position
John W. McRoberts	61	Chief Executive Officer and Chairman of the Board of Directors
William C. Harlan	63	President and Director
Jeffery C. Walraven	45	Chief Financial Officer
Forrest G. Gardner	42	Senior Vice President of Asset and Investment Management
David L. Travis	40	Senior Vice President and Chief Accounting Officer
Randall L. Churchey*	54	Director
John N. Foy*	70	Director
Elliott Mandelbaum*†	30	Director
Stuart C. McWhorter*	46	Director
James B. Pieri*†	37	Director

*	Independent within the meaning of the NYSE listing standards.
†	BlueMountain designees.

Biographical Summaries of Executive Officers, Directors and Other Key Personnel

The following is a summary of certain biographical information concerning our directors, executive officers and certain other officers:

John W. McRoberts, Chief Executive Officer and Chairman

Mr. McRoberts has served as our Chief Executive Officer and Chairman of our board of directors since the formation of the company. Mr. McRoberts has over 30 years of experience in financing, acquiring, and disposing of healthcare-related, income producing real estate properties. He also has founded, acquired, expanded and/or monetized several businesses, including a healthcare REIT, an inpatient rehabilitation and long-term acute care hospital company and a home health and hospice company. Mr. McRoberts was a co-founder, President and CEO of Capstone, a Birmingham, Alabama-based, healthcare REIT that became publicly traded in 1994 and was sold to Healthcare Realty Trust, Inc. in 1998.

After Capstone, Mr. McRoberts founded Forsite, LLC, a communications tower company that was sold to Allied Capital (NYSE: ALD) in 2005. In 2001, Mr. McRoberts invested in, and subsequently become President and CEO of, MeadowBrook Healthcare, Inc., a private company that purchased and operationally restructured four under-performing hospitals that were subsequently sold in July 2005 to RehabCare Group (NYSE: RHB) and the real estate to SunTrust Corp (NYSE: STI). In April 2007, Mr. McRoberts acquired a controlling interest in Care First, Inc., a Birmingham, Alabama-based provider of home health and hospice services, where he continues to own a controlling interest. From October 2010 to April 2012, Mr. McRoberts served as President of, and subsequently as a consultant for Carter Validus Advisors, LLC, the advisory company to Carter Validus Mission Critical REIT, where he was involved in sourcing acquisitions and sourcing and structuring mezzanine financings on healthcare properties.

Prior to his affiliation with Capstone, Mr. McRoberts spent 16 years with AmSouth Bank (now Regions Corp) in Birmingham, Alabama, where he served in several management capacities related to general commercial lending, including serving as the head general corporate banking in the greater Birmingham area, as well as head of communications lending and head of healthcare lending.

Mr. McRoberts holds both a Bachelor’s Degree in Business and a Master of Arts in Finance from The University of Alabama.

Mr. McRoberts was selected to serve as Chairman of our board of directors because of his experience managing healthcare real estate companies and healthcare operators.

William C. Harlan, President and Director

Mr. Harlan has served as our President and a director since the formation of our company. Mr. Harlan has nearly 30 years of experience in directly managing the financing, acquisition, and disposition of healthcare-related, income-producing real estate properties and multi-property portfolios located across the United States. He also has been heavily involved in capital formation of, corporate finance for, and executive management activities with, several healthcare-related service companies and healthcare REITs, both publicly traded and privately owned. Mr. Harlan was a co-founder, executive vice president and head of acquisitions & finance of Capstone, a Birmingham, Alabama-based, healthcare REIT that became publicly traded in 1994 and was sold to Healthcare Realty Trust, Inc. in 1998. From October 1999 to April 2002, Mr. Harlan served as executive vice president and head of acquisitions and finance for Cambridge Medical Development, a healthcare real estate firms that develops, owns and manages healthcare facilities. In January 2003, Mr. Harlan founded Healthcare Capital Investors, LLC, a healthcare real estate advisory and investment company, where he served as managing member until December 2010. From October 2010 to April 2012, Mr. Harlan served as head of healthcare of, and subsequently as a consultant for, Carter Validus Advisors, LLC, the advisory company to Carter Validus Mission Critical REIT, where he was involved in sourcing acquisitions and sourcing and structuring mezzanine financings on healthcare properties.

Prior to his affiliation with Capstone, Mr. Harlan spent almost 20 years with SouthTrust Bank in Birmingham, Alabama, or SouthTrust, where he was a member of senior management and sat on several loan committees. While at SouthTrust, Mr. Harlan founded the Healthcare Finance Division and completed in excess of $2.5 billion in aggregate loan transactions representing over 200 projects nationwide, with operators and developers within the healthcare industry.

Mr. Harlan holds a Bachelor’s Degree in Finance from Auburn University.

Mr. Harlan was selected to serve as a director because of his experience managing healthcare real estate companies and his background in finance.

Jeffery C. Walraven, Chief Financial Officer

Mr. Walraven has served as our Chief Financial Officer since the formation of our company. Mr. Walraven has 22 years of public accounting experience, serving many public REIT clients since 1999. From 2006 to 2013, Mr. Walraven held several positions with BDO USA, LLP (PSE: BDO), most recently an assurance managing partner, where his primary responsibilities included providing core and peripheral assurance services and business operational and tax consulting services. Mr. Walraven worked extensively with publicly-traded companies on all aspects of compliance with Securities Act and Exchange Act filings, including quarterly, annual and special reports, and compliance relating to acquisitions, dispositions and securities offerings. Mr. Walraven has had engagement partner responsibility for numerous public and private securities offering by REITs and other clients, including initial public offerings, secondary offerings and private placements.

Mr. Walraven holds a Bachelor’s Degree in Financial Management from Bob Jones University and a Masters of Professional Accountancy from Clemson University.

Forrest G. Gardner, Senior Vice President of Asset and Investment Management

Mr. Gardner has served as our Senior Vice President of Asset and Investment Management since the completion of the initial private placement in July 2014. Mr. Gardner is responsible for evaluating investment opportunities, assisting in the daily asset management of our investments, overseeing third-party property management and leasing, and monitoring actual property performance. Additionally, Mr. Gardner’s responsibilities include identifying new investment opportunities and overseeing the due diligence and financing arrangements for each investment.

Prior to joining our company, Mr. Gardner co-founded in 2006 Ambulatory Services of America, Inc. (“ASA”), a privately-held diversified healthcare provider which was sold in August 2013 to US Renal Care, Inc. for approximately $700 million. During that time, Mr. Gardner served as Vice President of Finance, Controller and Chief Financial Officer of a primary operating subsidiary of ASA. From 2001 to 2006, Mr. Gardner served as Vice President, Finance for Renal Care Group, Inc. (NYSE: RCI), a specialized dialysis company serving 32,000 patients across a 34-state network. Renal Care Group was acquired by Fresenius Medical Care AG & Co. (NYSE: FMS) for $3.5 billion in March 2006.

Mr. Gardner graduated with honors from Harding University with a Bachelor of Science in Accounting.

David L. Travis, Senior Vice President and Chief Accounting Officer

Mr. Travis has served as our Senior Vice President and Chief Accounting Officer since August 1, 2014. Mr. Travis has approximately 18 years of accounting experience and is a certified public accountant. From December 2006 to July 2014, Mr. Travis served as the Senior Vice President and Chief Accounting Officer of Healthcare Realty Trust Incorporated (NYSE: HR). From September 1996 until December 2006, Mr. Travis was an accountant with Ernst & Young LLP, most recently serving as Audit Senior Manager.

Mr. Travis holds a Bachelor of Business Administration degree in Accounting from The University of Memphis.

Randall L. Churchey, Independent Director

Mr. Churchey has served as a director since the completion of the initial private placement in July 2014. Mr. Churchey has served as President, Chief Executive Officer and a member of the board of directors of Education Realty Trust, Inc. (NYSE: EDR) since 2010, and was a member of its board of directors from 2005 to 2007. Mr. Churchey is also the founder and Co-Chairman of the board of directors of MCR Development, LLC, a private hotel construction, ownership and management company. From December 2004 until the sale of the company to a private equity firm in May 2012, Mr. Churchey was a member of the board of directors of Great

Wolf Resorts, Inc., a public indoor water park resort company, and was the Interim Chief Executive Officer of Great Wolf from May 2008 until December 2008. He was President and Chief Executive Officer and a member of the board of directors of Golden Gate National Senior Care (the successor to Beverly Enterprises) from March 2006 to September 2007. Mr. Churchey served as President and Chief Operating Officer of RFS Hotel Investors, Inc., a NYSE-listed hotel REIT (NYSE: RFS), from 1999 to 2003, and a director of RFS from 2000 through 2003. From 2004 until its sale in 2008, Mr. Churchey served on the Board of Trustees of Innkeepers USA Trust, a publicly-traded REIT (NYSE: KPA). From 1997 to 1999, he was Senior Vice President and Chief Financial Officer of FelCor Lodging Trust, Inc., a NYSE-listed hotel REIT (NYSE: FCH). Mr. Churchey was added to the board of governors of the National Association of Real Estate Investment Trusts in November 2013.

Mr. Churchey was selected to serve as a director because of his public company experience and his experience in the real estate industry.

John N. Foy, Independent Director

Mr. Foy has served as a director since the completion of the initial private placement in July 2014. John N. Foy retired from CBL & Associates Properties, or CBL, a real estate investment trust, in December 2012. He served as Vice Chairman of the Board of Directors and Treasurer of CBL from February 1999 to December 2012 and as a director and Chief Financial Officer from the completion of CBL’s initial public offering in November 1993 until his retirement in December 2012. From November 1993 until February 1999 he served as Executive Vice President—Finance, Chief Financial Officer and Secretary of the CBL, and resumed the role of Secretary in January 1, 2010. Mr. Foy was a member of the Executive Committee of CBL’s board of directors. Prior to CBL’s formation, he served in similar executive capacities with CBL’s predecessor. Mr. Foy has been involved in the shopping center industry since 1968 when he joined the Lebovitz family’s shopping center development business. In 1970, he became affiliated with the shopping center division of Arlen Realty & Development Corp., and, in 1978, joined Charles B. Lebovitz in establishing CBL’s predecessor. Mr. Foy served as the non-executive chairman of the board of directors of First Fidelity Savings Bank in Crossville, Tennessee from December 1985 until April 1994. Mr. Foy has served as chairman of the board of directors of Chattanooga Neighborhood Enterprise, a non-profit organization based in Chattanooga, Tennessee, and currently serves as a member of the Board of Trustees of the University of Tennessee, and as a member of the board of directors of the Electric Power Board of Chattanooga, a non-profit agency of the City of Chattanooga, Tennessee. He is a former member of the Board of Governors of the National Association of Real Estate Investment Trusts.

Upon his retirement from CBL in December of 2012, Mr. Foy formed a group of companies specializing in various industries including business strategy and consulting, wealth management, capital investing, real estate development and health care. Mr. Foy is Chairman, Chief Executive Officer and owner of Noon LLC, and Chairman of Noon Management, LLC, a private equity company headquartered in Chattanooga, Tennessee.

Mr. Foy received his Bachelor of Science degree in History from Austin Peay State University and a Doctor of Jurisprudence degree from the University of Tennessee.

Mr. Foy was selected to serve as a director because of his governance experience and his experience in the real estate industry.

Elliott Mandelbaum, Independent Director

Mr. Mandelbaum has served as a director since the completion of the initial private placement in July 2014. Mr. Mandelbaum serves as a portfolio manager at BlueMountain with a focus on healthcare and real estate related strategies. Prior to joining Blue Mountain in July 2013, from January 2011 through July 2013, Mr. Mandelbaum served as a Vice President in the Investment Banking Division of MESA Securities, Inc. where, Mr. Mandelbaum led many of the firm’s structured financing transactions. From January 2004 until June 2010, Mr. Mandelbaum worked within the Investment Banking Division at Goldman, Sachs & Co., where he advised corporate clients on their financing needs with a particular focus on structured finance markets, originating securities and loans collateralized by insurance, real estate and intellectual property assets. He was also very active in the group’s film finance initiatives, arranging slate financings on behalf of film studios and independent production entities.

Mr. Mandelbaum holds a Bachelor of Science degree in Business Management from Johns Hopkins University.

Mr. Mandelbaum was selected to serve as a director because of his experience in both the healthcare and real estate industries.

Stuart C. McWhorter, Independent Director

Mr. McWhorter has served as a director since the completion of the initial private placement in July 2014. Mr. McWhorter has served as Chairman and Chief Executive Officer of Clayton Associates since he co-founded the firm in 1996. Clayton Associates is an investment firm that makes seed, angel and venture-stage investments in healthcare and technology companies. He also serves on the Investment Committee of Bullpen Ventures and Advisory Board of FCA Venture Partners and Rolling Hills Ventures.

Prior to Clayton Associates, Mr. McWhorter served as Chairman and Chief Executive Officer of Medical Reimbursements of America and was a founding member of OrthoLink Physicians Corporation, where he served as Vice President of Managed Care, and later as Vice President of Acquisitions. OrthoLink was acquired by United Surgical Partners (NASDAQ: USPI). He also served in various operating roles with Brookwood Medical Center, a Tenet-owned hospital system in Birmingham, Alabama.

Mr. McWhorter serves on the board of directors for Haven Behavioral Healthcare (since 2007), FirstBank of Tennessee (since 2005), Censis Technologies (since 1999) and Medical Reimbursements of America (since 1999), where he also serves as Chairman.

Mr. McWhorter holds a Bachelor’s Degree in Management from Clemson University and a Masters in Health Administration from the University of Alabama-Birmingham.

Mr. McWhorter was selected to serve as a director because of his experience investing in healthcare companies, as well as his strong connections within the healthcare industry.

James B. Pieri, Independent Director

Mr. Pieri has served as a director since the completion of the initial private placement in July 2014. James Pieri is a portfolio manager at BlueMountain, where he is responsible for the firm’s Structured Corporate and Commercial Real Estate strategies. Prior to joining BlueMountain in 2012, from January 2011 until July 2012, Mr. Pieri served as Managing Director at Deutsche Bank running the structuring effort for the Financial Institutions Group. Prior to his role at Deutsche Bank, from January 2004 until June 2010, Mr. Pieri ran the Cross Asset Structuring & Origination group at J.P. Morgan within the Credit & Rates Markets division.

Mr. Pieri holds a Bachelor’s degree in Applied Economics & Business Management from Cornell University and a Masters in Economic Policy & Management from the School of International & Public Affairs at Columbia University.

Mr. Pieri was selected to serve as a director because of his experience in both the healthcare and real estate industries.

Additional Background of Certain of Our Executive Officers

Messrs. McRoberts and Harlan both have at least approximately 30 years of experience in financing, acquiring, and disposing of healthcare-related, income producing real estate properties. In addition, Messrs. McRoberts and Harlan have worked together as co-founders and principals of Capstone, a Birmingham, Alabama-based, healthcare REIT that became publicly traded in 1994 and was sold to Healthcare Realty Trust, Inc. in 1998.

Capstone

Capstone was a publicly traded REIT focused on the ownership of healthcare properties and real-estate debt investments and which, at the time of its merger, owned or had investments in 159 healthcare properties located in 30 states. In 1993 when Capstone was established as a private company, Mr. McRoberts was a co-founder, President and CEO and Mr. Harlan was a co-founder, executive vice president and head of acquisitions & finance. As leaders of the senior management team, Messrs. McRoberts and Harlan were instrumental in the investment decisions of Capstone, but were subject to the oversight of the full board of directors and were not solely responsible for such investment decisions. Capstone completed its initial public offering in June 1994 and merged with Healthcare Realty Trust, Inc. in October 1998. From the time of its initial public offering through the time of its merger, Capstone generated a total return of 62.8% to investors (assuming reinvestment of all cash distributions paid by Capstone on its common stock during that period in additional shares of common stock). During the period beginning with the inception of the RMS, as defined below, in December 1994 through Capstone’s merger with Healthcare Realty Trust, Inc. in October of 1998, Capstone generated a total return to its investors of 82.8% (assuming reinvestment of all cash distributions paid by Capstone on its common stock during that period in additional shares of common stock) compared to an RMS total return of 42.9%. We can provide no assurances, however, that Capstone’s stock performance was not impacted by general market trends and other external factors unrelated to management’s performance.

The MSCI US REIT Index (End of Day Index Symbol: RMS) is a free float-adjusted market capitalization weighted index that represents approximately 85% of the publicly-traded U.S. REIT market, with each REIT in the index having a market capitalization of at least $100 million. It is comprised of equity REIT securities that are included in the MSCI US Investable Market 2500 Index, or the MCSI USA IMI, which includes all securities in the MSCI USA Large Cap, MSCI USA Mid Cap and MSCI USA Small Cap Indexes. All REITs in the MSCI USA IMI are eligible for inclusion except for REITs in the Mortgage REITs Sub-Industry and REITs in the Specialized REITs Sub-Industry that do not generate the majority of their revenue and income from real estate rental and related leasing operations. The MSCI US REIT Index includes only REIT securities that are of reasonable size in terms of full and free float-adjusted market capitalization to ensure that the performance of the equity REIT universe can be captured and replicated in actual institutional and retail portfolios of different sizes. The REITs that are included in the MSCI US REIT Index reflect a broad spectrum of real estate sectors, including REITs that operate in the office, retail, hotel, multifamily, industrial, healthcare and storage sectors in one or more regions of the United States or across the entire United States. We believe that the MSCI US REIT Index is an industry benchmark used by investors for purposes of comparing stock performance and stockholder returns. However, comparison of Capstone’s stock performance to the performance of the MSCI US REIT Index may be limited due to the differences between Capstone and the other companies represented in the index, including with respect to size, asset type, geographic concentration and investment strategy. The information regarding total return to stockholders achieved by Capstone is not a guarantee or prediction of the returns that we may achieve in the future, and we can offer no assurance that we will be able to replicate these returns.

The table below provides a comparison of Capstone’s stock performance against the MSCI US REIT Index.

Capstone Total Return

	Partial Year from 1/1/1998 to sale 10/15/1998	Year- End 1997(1)	Year- End 1996	Year- End 1995(2)	6/30/1994 (Inception) to 12/31/1994
Total Return
Capstone Capital Corp	-14.5%	23.8%	27.6%	35.3%	-11.0%
RMS	-21.4%	18.6%	35.9%	12.9%	NA

(1)	Last full calendar year of operation; Capstone was sold to Healthcare Realty Trust Incorporated in October 1998.
(2)	First full calendar year of operation following the initial public offering.

Similar to other REITs, Capstone faced various adverse business developments. For example, in 1998 Capstone experienced a general downturn in its stock price, as did other REITs, reflecting general global economic and market conditions and general weak demand for real estate investments. Also in the mid-1990s, uncertainty related to the health care industry generally posed challenges to those with investments in the health care real estate industry and stemmed from increased governmental and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings, and the vertical and horizontal consolidation of health care providers. These changes, including reductions in reimbursement levels under Medicare, Medicaid and private payor programs, created uncertainty with respect to Capstone being able to meet its financial performance expectations. In addition, from time to time, in the ordinary course of business, Capstone had properties that underperformed or failed to meet operational or financial expectations.

Corporate Governance—Board of Directors and Committees

Our business will be managed through the oversight and direction of our board of directors. At least a majority of our directors will be considered “independent,” as defined by the rules of the NYSE. Our independent directors must be recommended for nomination by our nominating and corporate governance committee.

Currently, our board of directors consists of seven members. Our directors are not required to devote all of their time to our business and are only required to devote as much time to our affairs as their duties require. Our directors will generally meet quarterly or more frequently if necessary. The directors will be regularly kept informed about our business at meetings of the board of directors and its committees and through supplemental reports and communications. We expect our non-management or independent directors to meet regularly in executive sessions without the presence of any corporate officers. Our board of directors will seek to maintain high corporate governance standards.

Our board of directors has established four standing committees, the principal functions of which are briefly described below. Matters put to a vote of any one of our three committees must be approved by a majority of the directors on the committee who are present at a meeting at which there is a quorum or by unanimous written or electronic consent of the directors on that committee.

Investment Committee

We have established an investment committee comprised of Messrs. McRoberts, Harlan, Mandelbaum, Pieri and Walraven. Messrs. Mandelbaum and Pieri are designees of BlueMountain. BlueMountain will have the right to appoint two members of the investment committee for as long as BlueMountain is entitled to designate two nominees to our board of directors; and one member of the investment committee will be appointed by BlueMountain so long as BlueMountain is entitled to one nominee to our board of directors.

For so long as BlueMountain maintains a designee on the investment committee:

•	other than with respect to Mountain’s Edge Hospital, all acquisitions will be presented to the investment committee for approval;

•	any acquisition for aggregate consideration of less than 5% of our assets (on a pro forma basis after giving effect to the acquisition) will require the approval of a majority of the members of the investment committee;

•	any acquisition for aggregate consideration of greater than 5% of our assets (on a pro forma basis after giving effect to the acquisition) will require the approval of four members of the investment committee; and

•	any acquisition for greater than 15% of our assets (on a pro forma basis after giving effect to the acquisition) will require the unanimous approval of the investment committee.

Risk Committee

We have established a risk committee comprised of Messrs. McRoberts, Harlan, Mandelbaum, Pieri and Walraven. Messrs. Mandelbaum and Pieri are designees of BlueMountain. The risk committee assists our board of directors in its oversight of our risk management process. Among other things, the risk committee is responsible for setting and reinforcing underwriting standards and monitoring policies and exposure limits in our portfolio, including with respect to geographic, operator and asset-type concentration. One of the directors designated by BlueMountain has the right to serve on our risk committee for so long as such individual serves on our board of directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors has established a risk committee to assist in its oversight of our risk management process, with support from the audit committee, the compensation committee, the nominating and corporate governance committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also will monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are briefly described below. We comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Our audit committee is comprised of Messrs. Churchey, Foy and McWhorter. Mr. Foy, the chairman of our audit committee, qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC and NYSE corporate governance listing standards. The audit committee assists the board of directors in overseeing, among other things (1) our accounting and financial reporting processes, (2) the integrity and audits of our consolidated financial statements, (3) our compliance with legal and regulatory requirements, (4) the qualifications and independence of our independent auditors and (5) the performance of our internal and independent auditors.

Compensation Committee

Our compensation committee is comprised of Messrs. Churchey, McWhorter and Pieri, with Mr. Churchey serving as chairman. The compensation committee’s main functions is to (1) evaluate the performance of our executive officers, (2) review and approve the compensation for our executive officers, (3) review and make recommendations to the board with respect to our 2014 Equity Incentive Plan and (4) administer the issuance of any equity incentive awards under our 2014 Equity Incentive Plan to our directors, officers and employees.

The compensation committee also reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer’s performance in light of those goals and objectives, and establishes the chief executive officer’s compensation levels based on its evaluation. The compensation committee has the authority to retain any compensation consultant to be used to assist in the evaluation of chief executive officer or other executive officer compensation.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Churchey, Mandelbaum and McWhorter, with Mr. McWhorter serving as chairman. The nominating and corporate governance committee is responsible for seeking, considering and recommending to the board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting. It also periodically prepares and submits to the board for adoption the committee’s selection criteria for director nominees. It reviews and makes recommendations on matters involving general operation of our board of directors and our corporate governance, and annually recommends to the board of directors nominees for each committee of the board.

Compensation of Directors

As compensation for serving on our board of directors, each of our independent directors receives an annual fee of $100,000. Directors’ fees are paid 50% in cash and 50% in shares of restricted common stock issued under our 2014 Equity Incentive Plan, which vest ratably on each of the first three anniversaries of the date of grant. The chairmen of the compensation and nominating and corporate governance committees each receive an additional $7,500 per year and the audit committee chairman receives an additional $10,000 per year. Directors who are also officers or employees of our company receive no additional compensation as directors. In addition, we reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. BlueMountain’s director designees will contribute to BlueMountain any compensation that they receive as our directors.

Upon joining our board of directors, each independent director received a grant of $50,000 in restricted shares of our common stock. All restricted shares granted to independent directors vest ratably on each of the first three anniversaries of the date of grant, subject to the director’s continued service on our board of directors. Messrs. Mandelbaum and Pieri transferred to BlueMountain the restricted shares of our common stock that they received upon joining our board of directors. At the time of each annual meeting of our stockholders following his or her election to the board, each independent director is expected to receive a grant of additional restricted shares of our common stock.

Our board of directors may change the compensation of our independent directors in its discretion.

Executive Compensation

The table below sets forth the compensation expected to be paid in fiscal year 2014 to our executive officers in order to provide some understanding of our expected compensation levels. While the table below accurately reflects our current expectations with respect to 2014 executive officer compensation, actual 2014 compensation for these officers may be increased or decreased, including through the use of compensation components not currently contemplated or described herein.

Name and Principal Position	Year	Salary(1)	Target Bonus(2)	Share Awards(2)	Option Awards(2)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation	Total
John W. McRoberts	2014	$350,000	$—	$—	$—	$—	$—	$350,000
Chief Executive Officer

William C. Harlan	2014	350,000	—	—	—	—	—	350,000
President

Jeffery C. Walraven	2014	250,000	—	—	—	—	—	250,000
Chief Financial Officer

(1)	Amounts given are annualized for the year ending December 31, 2014, based on employment agreements with respect to Messrs. McRoberts, Harlan and Walraven that will became effective as of July 31, 2014. Each of Messrs. McRoberts, Harlan and Walraven was entitled to receive his base salary effective as of April 23, 2014, our date of inception.
(2)	Excludes equity grants described below under “—Equity Grants.” Any bonus, other share awards or non-equity incentive plan compensation to our executive officers will be determined after the end of the 2014 fiscal year in the sole discretion of our compensation committee, contingent upon such factors as the compensation committee may deem appropriate in its sole discretion.

Equity Grants

Concurrently with the completion of the initial private placement, we made the following equity grants to our executive officers, in accordance with our 2014 Equity Incentive Plan:

•	Time-Vesting Restricted Stock. We issued 43,684, 43,684, and 9,780 restricted shares of common stock to Messrs. McRoberts, Harlan and Walraven, respectively, all of which will vest on July 31, 2017, subject to their continued employment on such date.

•	Performance-Vesting Restricted Stock Units. We granted an aggregate of 65,526, 65,526, and 14,671 performance-vesting restricted stock units to Messrs. McRoberts, Harlan and Walraven, respectively, which will vest on July 31, 2017, based on the achievement of absolute total return to stockholders (“TRS”) (50% weighting) and relative TRS as compared to the performance of the RMS (50% weighting). For performance between the specified TRS Performance and MSCI US REIT Index Performance hurdles, the amount earned would be interpolated on a linear basis. Dividends on the restricted stock units will accrue but will not be paid unless and until the underlying restricted stock units vest and are converted into shares of common stock. The absolute and relative TRS thresholds are as follows:

Absolute TRS Award
TRS Performance	% of Award Earned
25.5%	0%
27.5%	25%
29.5%	50%
31.5%	75%
33.5%	100%

Relative TRS Award
MSCI US REIT Index Performance	% of Award Earned
= Index	0%
Index +3%	50%
Index +6% or greater	100%

Employment Agreements

We have entered into employment agreements with Messrs. McRoberts, Harlan and Walraven. Set forth below is a description of the terms of each employment agreement.

The employment agreements have initial three-year terms with automatic one-year renewals thereafter, unless the executive or we provides notice of non-renewal to the other party. The employment agreements provide for an initial base salary of $350,000 to Mr. McRoberts, an initial base salary of $350,000 to Mr. Harlan and an initial base salary of $250,000 to Mr. Walraven, which may be adjusted annually thereafter at the discretion of our board of directors or the compensation committee. Pursuant to the employment agreements, the executives will be eligible to receive an annual discretionary bonus in the event we or the executive, or both, respectively, achieve certain financial performance and personal performance targets to be established by our board of directors or the compensation committee pursuant to a cash compensation incentive plan or similar plan to be established by us in our sole discretion under our Equity Incentive Plan. Under the employment agreements for Messrs. McRoberts and Harlan, during the employment term, we will pay the executive an amount up to $25,000 per year for policies of life, disability and/or long-term care for the benefit of the executive and beneficiaries of his choosing, which amount will increase each year by the percentage increase in the consumer price index for such year. The executive will also be eligible to participate in other compensatory and benefit plans available to all employees.

The employment agreements provide that, if the executive’s employment is terminated:

•	by us for “cause,” by the executive without “good reason,” as a result of a non-renewal of the employment term by the executive, or due to the executive’s death, then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses; (iii) all accrued but unused vacation through the termination date; and (iv) all approved, but unreimbursed, business expenses;

•	by us without “cause,” by the executive for “good reason,” or as a result of a non-renewal of the employment term by us, then we shall pay the executive: (i) all accrued but unpaid wages through the termination date; (ii) all accrued but unused vacation through the termination date; (iii) all approved, but unreimbursed, business expenses; (iv) all earned and accrued but unpaid bonuses; (v) any COBRA continuation coverage premiums required for the coverage of the executive (and his eligible dependents) under our major medical group health plan, generally for a period of 18 to 24 months or until the executive is employed by a third party that provides comparable coverage at no cost to the executive entitled to COBRA coverage; and (vi) a separation payment equal to the sum of three times (3x) for Messrs. McRoberts and Harlan and two times (2x) for Mr. Walraven, of their (A) then current base salary and (B) average annual bonus for the two annual bonus periods completed prior to termination (or target bonus for any fiscal year not yet completed), with such separation payment being payable in equal installments over a period of 12 months following such termination; or

•	due to the executive’s “disability,” then we shall pay the executive (or the executive’s estate and/or beneficiaries, as the case may be): (i) all accrued but unpaid wages through the termination date; (ii) all earned and accrued but unpaid bonuses prorated to the date of his disability; (iii) all accrued but unused vacation through the termination date; (iv) all approved, but unreimbursed, business expenses; and (v) any COBRA continuation coverage premiums required for the coverage of the executive (or his eligible dependents) under our major medical group health plan, generally for a period of 18 months or until the executive is employed by a third party that provides comparable coverage at no cost to the executive.

Additionally, in the event of a change in control (as defined in our 2014 Equity Incentive Plan) or if the executive’s employment is terminated by us without “cause,” by the executive for “good reason” or as a result of a non-renewal of the employment term by us, all of the executive’s outstanding unvested equity-based awards (including but not limited to, restricted common stock and restricted stock units) will vest and become immediately exercisable and unrestricted, without any action by our board of directors or any committee thereof (except vesting may be delayed to qualify as performance-based compensation for purposes of Section 162(m) of the Code).

The executive’s right to receive the severance payments and benefits described above is subject to his delivery and non-revocation of an effective general release of claims in favor of our company and compliance with customary restrictive covenant provisions, including, relating to confidentiality, noncompetition, nonsolicitation, cooperation and nondisparagement.

In addition, under the employment agreements, to the extent any payment or benefit would be subject to an excise tax imposed in connection with Section 4999 of the Code, such payments and/or benefits may be subject to a “best pay cap” reduction to the extent necessary so that the executive receives the greater of the (i) net amount of the payments and benefits reduced such that such payments and benefits will not be subject to the excise tax and (ii) net amount of the payments and benefits without such reduction.

Under the employment agreements, “cause” is defined as: (i) the executive’s refusal to substantially perform, following notice by us to the executive, the executive’s duties to us, or gross negligence or willful misconduct in connection with the performance of the executive’s duties to us; (ii) the executive’s conviction or plea of guilty or nolo contendere of a felony; (iii) the executive’s conviction of any other criminal offense involving an act of dishonesty intended to result in personal enrichment of the executive at the expense of us or our affiliates; or (iv) the executive’s breach of any material company policy, or term of the employment agreement or any other employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the executive and us or our affiliates. The executive will have rights to cure certain events constituting “cause.”

Under the employment agreements, “good reason” is defined as the occurrence of any of the following events: (i) a reduction in or material delay in payment of the executive’s aggregate base salary (including the target bonus opportunity), excluding any reductions in bonuses caused by the failure to achieve performance targets; (ii) the assignment to the executive of substantial duties or responsibilities inconsistent with the executive’s position, or any other action by us which results in a substantial diminution of the executive’s duties, authorities or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law); (iii) a requirement that the executive work principally from a location that is thirty miles further from the executive’s residence than our principal office; or (iv) our material breach of the employment agreement. In addition, under Messrs. McRoberts’ and Harlan’s employment agreements, “good reason” includes: (x) a material adverse change in the reporting structure applicable to the executive; and (y) any failure of the nominating and corporate governance committee of our board of directors to nominate the executive for re-election to our board of directors at any annual meeting of our stockholders while the executive serves as our chief executive officer or president, as applicable, provided that, at the time of each annual meeting, the executive is not experiencing a disability, we have not notified the executive of our intention to terminate the executive for “cause,” and the executive has not notified us of his intention to resign his employment. In addition, under Mr. Harlan’s employment agreement, “good reason” includes the replacement of Mr. McRoberts as our chief executive officer with anyone other than Mr. Harlan, provided, that such replacement of Mr. McRoberts is not the result of (1) a termination of Mr. McRoberts’ employment agreement with us (a) by us or (b) by Mr. McRoberts with “good reason” (as defined in Mr. McRoberts’ employment agreement), or (2) our non-extension of the term of Mr. McRoberts’ employment agreement with us, if Mr. McRoberts was willing and able to remain employed by us.

2014 Equity Incentive Plan

Our board of directors has adopted, and our initial stockholder approved, our 2014 Equity Incentive Plan for the purpose of attracting and retaining non-employee directors, executive officers and other key employees and service providers, including officers and employees of our affiliates, and to stimulate their efforts toward our continued success, long-term growth and profitability. Our 2014 Equity Incentive Plan provides for the grant of stock options, share awards (including restricted common stock and restricted stock units), stock appreciation rights, dividend equivalent rights, performance awards, annual incentive cash awards and other equity-based awards, including LTIP units, which are convertible on a one-for-one basis into OP units. We have reserved a total of 656,723 shares of common stock for issuance pursuant to our 2014 Equity Incentive Plan (including an aggregate of 281,542 shares of restricted common stock restricted stock units previously granted to our executive officers, non-employee directors and certain employees and 375,181 shares of common stock reserved for potential future issuance), subject to certain adjustments set forth in the plan. This summary is qualified in its entirety by the detailed provisions of our 2014 Equity Incentive Plan, which we will provide upon request. This summary is qualified in its entirety by the detailed provisions of our 2014 Equity Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Our 2014 Equity Incentive Plan provides that no participant in the plan will be permitted to acquire, or will have any right to acquire, shares thereunder if such acquisition would be prohibited by the ownership limits contained in our charter or bylaws or would impair our status as a REIT.

Administration of Our 2014 Equity Incentive Plan

Our 2014 Equity Incentive Plan is administered by our compensation committee. Each member of our compensation committee that administers our 2014 Equity Incentive Plan is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, an “outside director” for purposes of Section 162(m) of the Code and “independent” within the meaning of the NYSE listing rules and the rules and regulations of the SEC. Our compensation committee determines eligibility for and designates participants of our 2014 Equity Incentive Plan, determines the type and amount of awards to be granted, determines the timing, terms, and conditions of any award (including the exercise price), and makes other determinations and interpretations as provided in our 2014 Equity Incentive Plan. All decisions and interpretations made by our compensation committee with respect to our 2014 Equity Incentive Plan will be binding on us and participants. During any period of time in which we do not have a compensation committee, our 2014 Equity Incentive Plan will be administered by our board of directors or another committee appointed by our board of directors. References below to our compensation committee include a reference to our board of directors or another committee appointed by our board of directors for those periods in which our board of directors or such other committee is acting.

Eligible Participants

All of our employees and the employees of our subsidiaries and affiliates, including our operating partnership, are eligible to receive awards under our 2014 Equity Incentive Plan. In addition, our non-employee directors and consultants and advisors who perform services for us and our subsidiaries and affiliates may receive awards under our 2014 Equity Incentive Plan. Incentive stock options, however, are only available to our employees.

Share Authorization

The maximum number of shares of our common stock that may be issued pursuant to awards under the 2014 Equity Incentive Plan is 656,723, which includes an aggregate of 281,542 shares of restricted common stock and restricted stock units previously granted to our executive officers, non-employee directors and certain employees and 375,181 shares of common stock reserved for potential future issuance. In connection with stock splits, distributions, recapitalizations and certain other events, our board of directors or compensation committee will make proportionate adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under our 2014 Equity Incentive Plan and the terms of outstanding awards. If any awards terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or if any awards are forfeited or expire or otherwise terminate without the delivery of any shares of common stock, the shares of common stock subject to such awards will again be available for purposes of our 2014 Equity Incentive Plan.

While our 2014 Equity Incentive Plan allows for the issuance of incentive stock options, no participant in our 2014 Equity Incentive Plan can be granted incentive stock options that are first exercisable in a calendar year for shares of common stock having a total fair market value (determined as of the option grant), exceeding $100,000.

Share Usage

Shares of common stock that are subject to awards are counted against our 2014 Equity Incentive Plan share limit as one share for every one share subject to the award. The number of shares subject to any stock appreciation rights awarded under our 2014 Equity Incentive Plan is counted against the aggregate number of shares available for issuance under our 2014 Equity Incentive Plan regardless of the number of shares actually issued to settle the stock appreciation right upon exercise. Any shares returned as a result of withholding or for net-exercises are counted against the aggregate number of shares available for issuance under our 2014 Equity Incentive Plan.

Prohibition on Repricing without Stockholder Approval

Except in connection with certain corporate transactions, no amendment or modification may be made to an outstanding stock option or stock appreciation right, including by replacement with or substitution of another award type, that would be treated as a repricing under applicable stock exchange rules or would replace stock options or stock appreciation rights with cash, in each case without the approval of the stockholders (although appropriate adjustments may be made to outstanding stock options and stock appreciation rights to achieve compliance with applicable law, including the Code).

Stock Options

Our 2014 Equity Incentive Plan authorizes our compensation committee to grant incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by our compensation committee, provided that the price cannot be less than 100% of the fair market value of shares of our common stock on the date on which the option is granted. If we were to grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of our shares of common stock on the date of grant.

The term of an option cannot exceed ten years from the date of grant. If we were to grant incentive stock options to any 10% stockholder, the term cannot exceed five years from the date of grant. Our compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The vesting and exercisability of options may be accelerated by our compensation committee. The exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for or substituted for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged or substituted for without stockholder approval.

The exercise price for any option or the purchase price for restricted common stock, if any, is generally payable (i) in cash or cash equivalents, (ii) to the extent the award agreement provides, by the surrender of shares of common stock (or attestation of ownership of such shares) with an aggregate fair market value, on the date on which the option is exercised, of the exercise price, (iii) with respect to an option only, to the extent the award agreement provides, by payment through a broker in accordance with procedures set forth by us or (iv) to the extent the award agreement provides and/or unless otherwise specified in an award agreement, any other form permissible by applicable laws, including net exercise and service to us.

Share Awards

Our 2014 Equity Incentive Plan also provides for the grant of share awards, including restricted common stock and restricted stock units. A share award is an award of shares of common stock or stock units that may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as our compensation committee may determine. Restricted stock units are contractual promises to deliver shares of common stock in the future and may be settled in cash, shares, other securities or property (as determined by our compensation committee) upon the lapse of restrictions applicable to the award and otherwise in accordance with the award agreement. A participant who receives restricted common stock will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares, except that our compensation committee may require any dividends to be reinvested in shares. A participant who receives restricted stock units will have no rights of a stockholder with respect to the restricted stock units but may be granted the right to receive dividend equivalent rights. During the period, if any, when share awards are non-transferable or forfeitable, a participant is prohibited from selling, transferring, assigning, pledging, exchanging, hypothecating or otherwise encumbering or disposing of his or her award shares

Stock Appreciation Rights

Our 2014 Equity Incentive Plan authorizes our compensation committee to grant stock appreciation rights that provide the recipient with the right to receive, upon exercise of the stock appreciation right, cash, common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of shares of our common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a stock appreciation right cannot exceed ten years from the date of grant.

Performance Awards

Our 2014 Equity Incentive Plan also authorizes our compensation committee to grant performance awards. Performance awards represent the participant’s right to receive a compensation amount, based on the value of our common stock, if performance goals established by our compensation committee are met. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions that apply to the performance award. Performance goals may relate to our financial performance or the financial performance of our OP units, the participant’s performance or such other criteria determined by our compensation committee. If the performance goals are met, performance awards will be paid in cash, shares of common stock or a combination thereof.

Under our 2014 Equity Incentive Plan, one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries (except with respect to the total stockholder return and earnings per share criteria), will be used by our compensation committee in establishing performance goals: FFO; AFFO; earnings before any one or more of the following: interest, taxes, depreciation, amortization and/or stock compensation; operating (or gross) income or profit; pretax income before allocation of corporate overhead and/or bonus; operating efficiencies; operating income as a percentage of net revenue; return on equity, assets, capital, capital employed or investment; after tax operating income; net income; earnings or book value per share; financial ratios; cash flow(s); total rental income or revenues; capital expenditures as a percentage of rental income; total operating expenses, or some component or combination of components of total operating expenses, as a percentage of rental income; stock price or total stockholder return, including any comparisons with stock market indices; appreciation in or maintenance of the price of the common stock or any of our publicly-traded securities; dividends; debt or cost reduction; comparisons with performance metrics of peer companies; comparisons of our stock price performance to the stock price performance of peer companies; strategic business objectives, consisting of one or more objectives based on meeting specified cost, acquisition or leasing targets, meeting or reducing budgeted expenditures, attaining division, group or corporate financial goals, meeting business expansion goals and meeting goals relating to leasing, acquisitions, joint ventures or collaborations or dispositions; economic value-added models; or any combination thereof. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, our past performance or the past performance of any of our subsidiaries, operating units, business segments or divisions and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders’ equity and/or shares outstanding, or to assets or net assets. Our compensation committee may appropriately adjust any evaluation of performance under the foregoing criteria to exclude any of the following events that occurs during a performance period: asset impairments or write-downs; litigation or claim judgments or settlements; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs; any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to stockholders for the applicable year; the effect of adverse federal, governmental or regulatory action, or delays in federal, governmental or regulatory action; or any other event either not directly related to our operations or not within the reasonable control of our management.

Bonuses

Cash performance bonuses payable under our 2014 Equity Incentive Plan may be based on the attainment of performance goals that are established by our compensation committee and relate to one or more performance criteria described in the plan. Cash performance bonuses must be based upon objectively determinable bonus formulas established in accordance with the plan.

Dividend Equivalents

Our compensation committee may grant dividend equivalents in connection with the grant of any equity-based award. Dividend equivalents may be paid in cash or may be deemed reinvested in additional shares of stock and may be payable in cash, common stock or a combination of the two. To the extent the dividend equivalents are provided with respect to another award that vests or is earned based upon achievement of performance goals, any dividend equivalents will not be paid currently, but instead will be paid only to the extent the award vests. Our compensation committee will determine the terms of any dividend equivalents.

Other Equity-Based Awards

Our compensation committee may grant other types of equity-based awards under our 2014 Equity Incentive Plan, including LTIP units. Other equity-based awards are payable in cash, common stock or other equity, or a combination thereof, and may be restricted or unrestricted, as determined by our compensation committee. The terms and conditions that apply to other equity-based awards are determined by our compensation committee.

LTIP units are a special class of OP units. Each LTIP unit awarded under our 2014 Equity Incentive Plan will be equivalent to an award of one share under our 2014 Equity Incentive Plan, reducing the number of shares available for other equity awards on a one-for-one basis. We will not receive a tax deduction with respect to the grant, vesting or conversion of any LTIP unit. The vesting period for any LTIP units, if any, will be determined at the time of issuance. Each LTIP unit, whether vested or not, will receive the same quarterly per unit profit distribution as the other outstanding OP units, which profit distribution will generally equal the per share distribution on a share of common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our restricted common stock awards, which will receive full distributions whether vested or not. Initially, each LTIP unit will have a capital account of zero and, therefore, the holder of the LTIP unit would receive nothing if our operating partnership were liquidated immediately after the LTIP unit is awarded. However, the partnership agreement requires that “book gain” or economic appreciation in our assets realized by our operating partnership, whether as a result of an actual asset sale or upon the revaluation of our assets, as permitted by applicable regulations promulgated by the U.S. Treasury Department, or Treasury Regulations, be allocated first to LTIP units until the capital account per LTIP unit is equal to the capital account per unit of our operating partnership. The applicable Treasury Regulations provide that assets of our operating partnership may be revalued upon specified events, including upon additional capital contributions by us or other partners of our operating partnership or a later issuance of additional LTIP units. Upon equalization of the capital account of the LTIP unit with the per unit capital account of the OP units and full vesting of the LTIP unit, the LTIP unit will be convertible into an OP unit at any time. There is a risk that a LTIP unit will never become convertible because of insufficient gain realization to equalize capital accounts and, therefore, the value that a grantee will realize for a given number of vested LTIP units may be less than the value of an equal number of shares of common stock. See “Our Operating Partnership and the Partnership Agreement,” for a further description of the rights of limited partners in our operating partnership.

Recoupment

If we adopt a “clawback” or recoupment policy, any awards granted pursuant to our 2014 Equity Incentive Plan will be subject to repayment to us to the extent provided under the terms of such policy. We reserve the right in any award agreement to cause a forfeiture of the gain realized by a recipient if such recipient is in violation of or in conflict with certain agreements with us (including but not limited to an employment or non-competition agreement) or upon termination for “cause” as defined in our 2014 Equity Incentive Plan, applicable award agreement or any other agreement between us or an affiliate and the recipient.

Change in Control

If we experience a change in control in which outstanding awards that are not exercised prior to the change in control will not be assumed or continued by the surviving entity: (1) except for performance awards, all restricted common stock, LTIP units and restricted stock units will vest and the underlying shares of common stock and all dividend equivalent rights will be delivered immediately before the change in control; or (2) at our Board of Director’s or compensation committee’s discretion, either all options and stock appreciation rights will become exercisable 15 days before the change in control and terminate upon completion of the change in control, or all options, stock appreciation rights, restricted common stock and restricted stock units will be cashed out before the change in control. In the case of performance awards denominated in shares or LTIP units, if more than half of the performance period has lapsed, the awards will be converted into restricted common stock or restricted stock units based on actual performance to date. If less than half of the performance period has lapsed, or if actual performance is not determinable, the awards will be converted into restricted common stock assuming target performance has been achieved.

In summary, a change in control under our 2014 Equity Incentive Plan occurs if:

•	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, 50% or more of the total combined voting power of our outstanding securities;

•	the consummation of a merger or consolidation, unless (1) the holders of our voting shares immediately prior to the merger have at least 50.1% of the combined voting power of the securities in the surviving entity or its parent or (2) no person owns 50% or more of the shares of the surviving entity or the combined voting power of our outstanding voting securities;

•	we sell or dispose of all or substantially all of our assets; or

•	individuals who constitute our board of directors cease for any reason to constitute a majority of our board of directors, treating any individual whose election or nomination was approved by a majority of the incumbent directors as an incumbent director for this purpose.

Adjustments for Stock Dividends and Similar Events

Our compensation committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under our 2014 Equity Incentive Plan, including the individual limitations on awards, to reflect stock splits and other similar events.

Transferability of Awards

Except as otherwise permitted in an award agreement or by our compensation committee, awards under the 2014 Equity Incentive Plan are not transferable other than by a participant’s will or the laws of descent and distribution.

Term and Amendment

Our board of directors may amend or terminate our 2014 Equity Incentive Plan at any time; provided that no amendment may adversely impair the benefits of participants with respect to outstanding awards without the participants’ consent or violate our equity incentive plan’s prohibition on repricing. Our stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our stockholders also must approve any amendment that changes the no-repricing provisions of the plan. Unless terminated sooner by our board of directors or extended with stockholder approval, our 2014 Equity Incentive Plan will terminate on the tenth anniversary of the adoption of the plan.

Certain U.S. Federal Income Tax Consequences

Parachute Limitation. Unless a recipient is party to another agreement that addressed Sections 280G and 4999 of the Code, to the extent any payment or benefit would be subject to an excise tax imposed in connection with Section 4999 of the Code, such payments and/or benefits may be subject to a “best pay cap” reduction to the extent necessary so that the executive receives the greater of the (i) net amount of the payment and benefits reduced such that such payments and benefits will not be subject to the excise tax and (ii) net amount of the payments and benefits without reduction but with the executive paying the excise tax liability.

Section 162(m). Section 162(m) of the Code generally disallows a public company’s tax deduction for compensation paid in excess of $1.0 million in any tax year to its chief executive officer and certain other most highly compensated executives. However, compensation that qualifies as “performance-based compensation” is excluded from this $1.0 million deduction limit and therefore remains fully deductible by the company that pays it. We generally intend that, except as otherwise determined by our compensation committee, performance awards and stock options granted with an exercise price at least equal to 100% of the fair market value of the underlying shares of common stock at the date of grant to employees our compensation committee expects to be named executive officers at the time a deduction arises in connection with such awards, will qualify as “performance-based compensation” so that these awards will not be subject to the Section 162(m) deduction limitations. Our compensation committee will not necessarily limit executive compensation to amounts deductible under Section 162(m) of the Code, however, if such limitation is not in the best interests of us and our stockholders.

Section 409A. We intend to administer our 2014 Equity Incentive Plan so that awards will be exempt from, or will comply with, the requirements of Section 409A of the Code; however, we do not warrant that any award under our 2014 Equity Incentive Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local or foreign law. We will not be liable to any participant for any tax, interest, or penalties that such participant might owe as a result of the grant, holding, vesting, exercise, or payment of any award under our 2014 Equity Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Private Placement

Concurrently with the closing of the initial private placement, certain of our officers, directors and their family members purchased 405,833 shares of our common stock directly from us at the offering price of $15.00 per share.

Equity Grants

We have issued an aggregate of 16,665 shares of restricted common stock to our independent directors and an aggregate of 105,950 shares of restricted common stock to our executive officers and certain other employees in accordance with our 2014 Equity Incentive Plan. Shares of restricted common stock granted to our independent directors will vest ratably on each of the first three anniversaries of the date of grant, subject to the director’s continued service on our board of directors. The shares of restricted common stock granted to our executive officers and certain other employees will vest with respect to 100% of the granted shares on the third anniversary of the grant date, subject to continued employment through such date.

In addition, we have granted an aggregate of 158,927 performance-vesting restricted stock units to our executive officers and certain other employees in accordance with our 2014 Equity Incentive Plan. These restricted stock units will vest on the third anniversary of the grant date, subject to continued employment and the achievement of certain operating metrics through such date. See “Management—Executive Compensation—Equity Grants” for additional information regarding equity grants to our executive officers and certain other employees.

Indemnification Agreements with Executive Officers and Directors

We have entered into indemnification agreements with our executive officers and directors providing for, to the maximum extent permitted by law, indemnification by us and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us.

Employment Agreements with Executive Officers

We have entered into Employment Agreements with our executive officers. See “Management—Employment Agreements” for a description of the terms of these agreements.

Reimbursement of Offering and Formation Expenses to our Founders

We have used approximately $160,000 of the net proceeds from the initial private placement to reimburse certain members of our management team for expenses incurred by them in connection with our organization and the initial private placement, including legal, accounting and printing costs.

BlueMountain Rights Agreement

In connection with BlueMountain’s purchase of 2,583,686 shares of our common stock in the initial private placement, we granted BlueMountain the right to designate two of the members of our board of directors, whose terms began on July 31, 2014. For any meeting of our stockholders for the election of directors, our board of directors is required to nominate: (i) two BlueMountain directors so long as BlueMountain (A) continues to own 75% or more of the number of shares it purchased in the initial private placement or (B) beneficially owns at least 10% of our outstanding common stock; (ii) one BlueMountain director so long as BlueMountain (X) continues to own 50% or more of the number of shares it purchased in the initial private placement or (Y) beneficially owns at least 5% of our outstanding common stock; and (iii) no BlueMountain directors if

BlueMountain has sold more than 50% of the number of shares it purchased in the initial private placement and beneficially owns less than 5% of our outstanding common stock. In addition, two of the members of the investment committee were appointed by BlueMountain so long as BlueMountain is entitled to two nominees to our board of directors, and one member of the investment committee will be appointed by BlueMountain so long as BlueMountain is entitled to one nominee to our board of directors. One of BlueMountain’s designees will have the right to serve on our risk committee for so long as such individual serves on our board of directors.

In addition, for as long as BlueMountain owns greater than 10% of the outstanding shares of our common stock, the vote of at least one of the BlueMountain designees on our board of directors shall be required in order for our board of directors to approve the issuance of any shares of our common stock for consideration less than the lower of (i) the then-current market price of our common stock or (ii) $15.00 per share, in each case as may be adjusted for any stock splits, stock dividends or other similar recapitalizations.

Furthermore, so long as BlueMountain maintains at least one designee on our board of directors, the number of members constituting our board of directors shall be no more than seven, subject to increase or decrease by the board of directors from time to time, provided that any such increase or decrease shall require the approval of at least one BlueMountain board designee.

In connection with this offering, BlueMountain has the right to purchase in a concurrent private placement a number of shares necessary to allow BlueMountain to maintain its ownership percentage in us following the completion of this offering, without payment by us of any underwriting discount or commissions.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our policies with respect to investments, financing and certain other activities. The policies with respect to these activities may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We conduct all of our investment activities through our operating partnership and its subsidiaries. Our primary business objective is to provide our stockholders with stable distributions and an opportunity for value enhancement through investments in a diversified mix of healthcare properties, coupled with proactive management and prudent financing of our healthcare property investments. Our business will be focused primarily on healthcare properties and activities directly related thereto. We intend to focus on multiple types of acute and post-acute healthcare properties, including acute care hospitals, short-stay surgical and specialty hospitals (such as those focusing on orthopedic, heart and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation facilities, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support the aforementioned, such as medical office buildings (including those providing outpatient surgery, diagnostics, physical therapy and physician office space in a single building), in order to capture a larger share of healthcare expenditures and diversify our risk. For a discussion of the acquisitions and investments in our portfolio, our business and other strategic objectives, see “Our Business.”

We intend to employ multiple investment structures to maximize investment returns, including: facility purchases with triple-net leases back to facility operators, first mortgage loans secured by healthcare properties, mezzanine loans secured by ownership interests in entities that own healthcare properties, leasehold mortgages, loans to healthcare operators and equity investments in healthcare operators. We anticipate that future investment and development activity will be focused in the United States but will not be limited to any geographic area. We intend to engage in such future investment activities in a manner that is consistent with requirements applicable to REITs for U.S. federal income tax purposes. Provided we comply with these requirements, however, there are no limitations on the percentage of our assets that may be invested in any one real estate asset.

We may enter into joint ventures from time to time, if we determine that doing so would be the most effective means of raising capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring investments. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

From time to time, we may make investments or agree to terms that support the objectives of tenants without necessarily maximizing our short-term financial return, which may allow us to build long-term relationships and acquire properties otherwise unavailable to our competition. We believe that these dynamics create long-term, sustainable relationships and, in turn, profitability for us.

Purchase and Development of Properties

Our policy is to acquire properties primarily for cash flow growth potential and long-term value. From time to time, we may engage in strategic development opportunities. These opportunities may involve replacing or renovating properties in our portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement our existing portfolio.

Investments in Real Estate Mortgages and Mezzanine Loans

We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may make loans to third parties. For example, we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold or we may consider making loans to joint ventures in which we or they participate or may participate in the future. We have not engaged in any significant lending activities in the past nor do we currently intend to in the future. We may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guarantees may include, but are not limited to, fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. Our board of directors may, in the future, adopt a lending policy without notice to or the vote of our stockholders.

As part of our investment strategy, we may, at the discretion of our board of directors, invest in mortgages and other real estate related debt investments consistent with the rules applicable to REITs. The mortgages in which we may invest may be either first mortgages or junior mortgages, and may or may not be insured by a governmental agency. We also may invest in mezzanine loans, which are loans made to property owners that are subordinate to mortgage debt and are secured by pledges of the borrower’s ownership interests in the property and/or the entity that owns the property. Investments in mortgage loans and mezzanine loans are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient to enable us to recover our full investment.

Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the gross income and asset requirements required for REIT qualification, we may in the future invest in securities of entities engaged in real estate activities or securities of other issuers (normally partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over such entities. We may acquire some, all or substantially all of the securities or assets of other REITs or entities engaged in real estate activities where such investment would be consistent with our investment policies and the REIT requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests we must meet in order to qualify as a REIT under the Code. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the 1940 Act, and we would generally divest appropriate securities before any such registration would be required. We do not intend to underwrite securities of other issuers.

Financing Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Although our board of directors has not adopted a policy that limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Although our board of directors has not yet adopted a policy limiting the total amount of debt that we may incur, we initially intend upon full deployment of the net proceeds from this offering to target a ratio of debt to gross undepreciated asset value of between 40% and 50%, beginning with our anticipated secured revolving credit facility. Our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent that our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, including additional operating partnership units, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Reporting Policies

Prior to the time when we become subject to the information reporting requirements of the Exchange Act, we intend to make available to our stockholders audited annual financial statements and unaudited quarterly financial statements. We intend to become a public reporting company subject to the information reporting requirements of the Exchange Act in connection with the initial public offering of our common stock in the future. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Conflict of Interest Policies

Our governing instruments do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction in which we have an interest or from conducting, for their own account, business activities of the type we conduct. However, our policies will be designed to eliminate or minimize potential conflicts of interest. A “conflict of interest” occurs when a director’s, officer’s or employee’s private interest interferes in any way, or appears to interfere, with the interests of the Company as a whole. Our board of directors plans to adopt a policy that prohibits personal conflicts of interest. This policy will provide that any situation that involves, or may reasonably be expected to involve, a conflict of interest must be disclosed immediately to a supervisor or a member of our audit committee.

Our board of directors has adopted a written Related Person Transaction Policy. The purpose of this policy will be to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (x) the Company was, is or will be a participant, (y) the aggregate amount involved exceeds $120,000 and (z) a related person has or will have a direct or indirect interest. For purposes of this policy, a related person is (i) any person who is, or at any time since the beginning of our last fiscal year was, an executive officer, director or director nominee of the Company, (ii) any person who is known to be the beneficial owner of more than 5% of our common stock, (iii) any immediate family member of any of the foregoing persons, or (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position, or in which all the related persons, in the aggregate, have a 10% or greater beneficial interest. Under this policy, our audit committee will be responsible for reviewing, approving or ratifying each related person transaction or proposed transaction. In determining whether to approve or ratify a related person transaction, the audit committee will consider all relevant facts and circumstances of the related person transaction available to it and will approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders, as the audit committee determines in good faith. No member of the audit committee will be permitted to participate in any consideration of a related person transaction with respect to which that member or any of his or her immediate family is a related person.

These policies may not be successful in eliminating the influence of conflicts of interest or related person transactions. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us.

Furthermore, under Delaware law (where our operating partnership is formed), we, as general partner, have a fiduciary duty to our operating partnership and, consequently, such transactions are also subject to the duties of care and loyalty that we, as general partner, owe to limited partners in the operating partnership (to the extent such duties have not been eliminated pursuant to the terms of the partnership agreement). Our policy requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors even if less than a quorum. Where appropriate in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated securityholders, although our board of directors will have no obligation to do so.

Mr. McRoberts is on the board of directors of Care First, Inc., a provider of home health and hospice services. In his capacity as member of the board of directors, Mr. McRoberts has legal and fiduciary obligations to Care First, Inc. that are similar to those he owes to us. Furthermore, Mr. McRoberts may have conflicts of interest in allocating his time between our business and Care First, Inc. For a description of the risks associated with such conflicts of interest, see “Risk Factors—Risks Related to Our Organizational Structure.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 22, 2014 by:

•	each of our directors;

•	each of our executive officers;

•	each beneficial owner of 5% or more of our outstanding common stock; and

•	all of our directors and executive officers as a group.

The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power of such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement.

Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. Unless otherwise indicated, the address of each named person is c/o MedEquities Realty Trust, Inc., 3102 West End Avenue Suite 400, Nashville, Tennessee 37203. No shares beneficially owned by any executive officer or director have been pledged as security.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering
Beneficial Owner	Shares		Percentage(1)	Shares	Percentage
John W. McRoberts	227,017	(2)	2.1%
William C. Harlan	227,018	(3)	2.1%
Jeffery C. Walraven	9,780	(4)	*
Randall L. Churchey	16,666	(5)	*
John D. Foy	16,666	(6)	*
Elliott Mandelbaum	—		—
Stuart C. McWhorter	6,666	(7)	*
James B. Pieri	—		—
All executive officers and directors as a group (8 persons)	503,813		4.6%
Other 5% Stockholders
BlueMountain Capital Management, LLC(8)	2,590,352		23.4%
Forward Management, LLC(9)	1,125,000		10.2%
Allstate Investments, LLC(10)	1,000,000		9.0%
Centerbridge Partners, L.P.(11)	1,000,000		9.0%
Philip J. Hempleman(12)	800,000		7.2%
Pine River Capital Management L.P.(13)	800,000		7.2%
Credit Suisse Securities (USA) LLC(14)	666,667		6.0%

*	Represents less than 1% of the number of shares of common stock outstanding upon completion of the offering.
(1)	Based on 11,068,009 shares of common stock outstanding as of September 22, 2014.
(2)	Includes (i) 183,333 shares purchased by Mr. McRoberts in the management/director private placement and (ii) 43,684 shares of restricted common stock granted upon completion of the initial private placement, which shares of restricted common stock vest on the third anniversary of the date of grant, subject to continued employment through such date. Excludes 65,526 restricted stock units granted upon completion of the initial private placement, all of which are performance-based and will not vest unless certain operating metrics are achieved.

(3)	Includes (i) 166,667 shares purchased by Mr. Harlan in the management/director private placement, 16,667 shares purchased by Mr. Harlan’s wife in such management/director private placement, of which he may be deemed the beneficial owner, and (iii) 43,684 shares of restricted common stock granted upon completion of the initial private placement, which shares of restricted common stock vest on the third anniversary of the date of grant, subject to continued employment through such date. Excludes 65,526 restricted stock units granted upon completion of the initial private placement, all of which are performance-based and will not vest unless certain operating metrics are achieved. The shares purchased by Mr. Harlan in the management/director private placement and Mr. Harlan’s restricted common stock and restricted stock units are held by The SJC Trust, an irrevocable trust for the benefit of Mr. Harlan’s wife, for which she is the sole trustee.
(4)	Includes 9,780 shares of restricted common stock granted upon completion of the initial private placement, which shares of restricted common stock vest on the third anniversary of the date of grant, subject to continued employment through such date. Excludes 14,671 restricted stock units granted upon completion of the initial private placement, all of which are performance-based and will not vest unless certain operating metrics are achieved.
(5)	Includes (i) 13,333 shares purchased by Mr. Churchey in the management/director private placement and (ii) 3,333 shares of restricted common stock granted upon the completion of the initial private placement, which shares of restricted common stock vest ratably on each of the first three anniversaries of the date of grant, subject to continued service on our board of directors through such date.
(6)	Includes (i) 13,333 shares purchased by Mr. Foy in the management/director private placement and (ii) 3,333 shares of restricted common stock granted upon the completion of the initial private placement, which shares of restricted common stock vest ratably on each of the first three anniversaries of the date of grant, subject to continued service on our board of directors through such date.
(7)	Includes (i) 3,333 shares purchased by Mr. McWhorter in the management/director private placement and (ii) 3,333 shares of restricted common stock granted upon completion of the initial private placement, which shares of restricted common stock vest ratably on each of the first three anniversaries of the date of grant, subject to continued service on our board of directors through such date.
(8)	Includes (i) 2,583,686 shares purchased in the initial private placement, of which 541,797 are held by BlueMountain Credit Alternatives Fund L.P., 541,797 are held by BlueMountain Credit Opportunities Master Fund I L.P., 541,797 are held by BlueMountain Montenvers Master Fund SCA SICAV-SIF, 541,797 are held by BlueMountain Strategic Credit Master Fund L.P. and 416,498 are held by BlueMountain Guadalupe Peak Fund L.P. and (ii) 6,666 shares of restricted common stock transferred to BlueMountain by Messrs. Mandelbaum and Pieri. The address of the principal business office of BlueMountain is 280 Park Avenue, 12th Floor East, New York, NY 10017. The following individuals, as members of the Management Committee of BlueMountain, have shared voting and investment power over the common stock directly owned by various entities affiliated with BlueMountain: Andrew Feldstein, Stephen Siderow, Derek Smith, Bryce Markus, Alan Gerstein, Peter Greatrex, Michael Liberman, David Rubenstein and James Staley. BlueMountain has two designees on our board of directors, investment committee and risk committee and has certain other rights under an agreement with us. See “Certain Relationship and Related Transactions – BlueMountain Rights Agreement.”
(9)	Represents (i) 1,075,000 shares held by Forward Select Income Fund and (ii) 50,000 shares held by Forward Real Estate Long Short Fund. Forward Capital Management, LLC has voting and investment control over all of the shares held by these entities. The address of the principal business office of Forward Management, LLC is 101 California Street, Suite 1600, San Francisco, CA 94111.
(10)	Represents (i) 670,000 shares held by Allstate Insurance Company and (ii) 330,000 shares held by Allstate Life Insurance Company, which entities are controlled by Allstate Investments, LLC. We have been advised by these entities that Jerry Zinkula has voting and investment control over such shares. The address of the principal business office of Allstate Investments, LLC is 3075 Sanders Road, Suite G4A, Northbrook, IL 60062.
(11)

Represents (i) 502,668 shares held by Centerbridge Credit Partners Master Fund, L.P., (ii) 268,669 shares held by Centerbridge Credit Partners, L.P. and (iii) 228,663 shares held by Centerbridge Special Credit Partners II, L.P. We have been advised by these entities that Jeffrey H. Aronson and Mark T. Gallogly share voting and investment control over such shares. The address of the principal business office of Centerbridge Partners, L.P. is 375 Park Avenue, 12th Floor, New York, NY 10152.
(12)	Represents (i) 133,000 shares held by Philip J. Hempleman, (ii) 356,000 shares held by Ardsley Partners Fund II, L.P. and (iii) 311,000 shares held by Ardsley Partners Institutional Fund, L.P. We have been advised that Philip J. Hempleman has voting and investment control over all such shares. The address of the stockholder is 262 Harbor Drive, Stamford, CT 06902.
(13)	Represents (i) 266,600 shares held by Pine River Master Fund Ltd., (ii) 133,400 shares held by Pine River Baxter Fund Ltd., (iii) 133,400 shares held by Pine River Fixed Income Master Fund Ltd. and (iv) 266,600 shares held by Crossover Master L.P. We have been advised by these entities that Pine River Capital Management L.P. (“Pine River”) is the investment manager of these entities. Brian Taylor is the managing member of Pine River Capital Management LLC, an entity which is the general partner of Pine River. However Mr. Taylor, Pine River and Pine River Capital Management LLC disclaim beneficial ownership of any of the securities owned by these entities, other than to the extent of his or its pecuniary interest therein, and the foregoing shall not be deemed an admission that Mr. Taylor, Pine River or Pine River Capital Management LLC is the beneficial owner of such securities for purposes of Section 16 under the Exchange Act or for any other purpose. The address of the principal business office of Pine River Capital Management L.P. is 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.
(14)	The address of the principal business office of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10016.

SELLING STOCKHOLDERS

The following table sets forth information, as of                     , 2014, with respect to the selling stockholders and common stock beneficially owned by the selling stockholders that the selling stockholders propose to offer pursuant to this prospectus. In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control; and

•	all shares the investor has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days or warrants that are immediately exercisable or exercisable within 60 days). The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding those options but are not treated as if they were outstanding for purposes of computing percentage ownership of any other person.

The common stock offered by the selling stockholders pursuant to this prospectus were originally issued and sold by us in connection with the initial private placement. The term selling stockholder includes the holders of our common stock listed below and the beneficial owners of our common stock and their transferees, pledgees, donees or other successors.

Percentage ownership calculations are based on             shares of common stock outstanding as of                     , 2014. To our knowledge, except as indicated in the footnotes to the following table and under applicable community property laws, the persons or entities identified in the table below have sole voting and investment power with respect to all of the common stock shown as beneficially owned by them.

Name of Beneficial Owner	Shares Beneficially Owned Before the Offering		Number of Shares Being Offered	Shares Beneficially Owned After the Offering
	Shares	Percentage		Shares	Percentage

Except as indicated above, the selling stockholders do not have, and have not had since our inception, any position, office or other material relationship with us or any of our affiliates. The selling stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their securities (other than the securities to be sold in this offering) since the date on which they provided the information regarding their securities, in transactions exempt from the registration requirements of the Securities Act.

Each selling stockholder has agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock not sold in this offering for 60 days after the date of this prospectus. We have agreed not to waive or otherwise modify this agreement without the prior written consent of FBR.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock and certain terms of our charter and bylaws. For a complete description, we refer you to the MGCL and to our charter and bylaws. For a more complete understanding of our capital stock, we encourage you to read carefully this entire prospectus, as well as our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our charter provides that we may issue up to 400,000,000 shares of common stock, par value $0.01 per share, or common stock, and 50,000,000 shares of preferred stock, $0.01 par value per share, or preferred stock. The number of shares of our common stock outstanding as of September 22, 2014 is 11,068,009. Upon completion of this offering, there will be             shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock.

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock, holders of our common stock:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our board of directors and declared by us; and

•	are entitled to share ratably in the assets of our company legally available for distribution to the holders of our common stock in the event of our liquidation, dissolution or winding up of our affairs.

There are generally no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to our common stock.

Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Power to Reclassify and Issue Stock

Our board of directors may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be then listed or quoted.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for future issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our board of directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Because our board of directors believes it is at present essential for us to qualify as a REIT, among other purposes, our charter, subject to certain exceptions, contains restrictions on the number of our shares of stock that a person may own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, or the ownership limit.

Our charter also prohibits any person from:

•	beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

•	transferring shares of our capital stock to the extent that such transfer would result in our shares of capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

•	beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code;

•

beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code including, but not limited to, as a result of any person that operates a “qualified healthcare facility” on behalf of a TRS failing to qualify as an “eligible independent contractor” under the REIT rules; or

•	transferring or attempting to transfer shares of capital stock to the extent such transfer would result in 25% or more of any class or series of shares of our capital stock (excluding shares of our capital stock held by persons or their affiliates who have discretionary authority or control over our assets, or who provide investment advice for a fee with respect to our assets), being beneficially owned by one or more Benefit Plan Investors at any time prior to the date that either a class or series of our capital stock qualifies as a class of “publicly-offered securities” (as defined in our charter) for purposes of ERISA or another exception under ERISA applies.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for that person. The person seeking an exemption must provide to our board of directors any representations, covenants and undertakings that our board of directors may deem appropriate in order to conclude that granting the exemption will not cause us to lose our status as a REIT. Our board of directors may not grant an exemption to any person if that exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such guidelines or restrictions as it deems appropriate in connection with granting such exemption. In connection with granting a waiver of the ownership limit or creating an exempted holder limit or at any other time, our board of directors from time to time may increase or decrease the ownership limit, subject to certain exceptions.

Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be null and void. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds from the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends or other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds from the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in a violation will be null and void, and the proposed transferee shall acquire no rights in those shares.

Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of shares of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our shares of common stock is American Stock Transfer & Trust Company.

Registration Rights

The purchasers of common stock in the initial private placement are entitled to the benefits of a registration rights agreement between us and FBR, the initial purchaser and placement agent in that offering, acting for itself and for the benefit of the investors in that offering, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Under the registration rights agreement, we agreed, at our expense, to use our commercially reasonable efforts to file with the SEC as soon as reasonably practicable but in no event later than September 29, 2014 a shelf registration statement registering for resale the registrable shares (as defined in the registration rights agreement) plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split or otherwise. We refer to this registration statement as the “resale registration statement.” We are obligated to use our commercially reasonable efforts to cause the resale registration statement to be declared effective by the SEC as soon as practicable after the filing of the resale registration statement, and in any event, subject to certain exceptions, no later than January 27, 2015.

If, prior to January 27, 2015 (or, if we complete this offering prior to January 27, 2015, on a date that is on or before 60 days after the completion of this offering), the resale registration statement has not been declared effective by the SEC and the registrable shares have not been listed for trading on a national securities exchange, then the registration rights agreement and our bylaws require that we hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed, unless the holders of at least two-thirds of the outstanding registrable shares (other than shares of our common stock held by our directors, officers and their affiliates) waive or defer the requirement that we hold the special election meeting. The registration rights agreement also prohibits holders of shares of our common stock issued to our directors, officers and their affiliates from nominating, or participating in the nomination of, any individual for election as a director at the special election meeting.

All purchasers of common stock in the initial private placement and each of their respective direct and indirect transferees may elect to participate in this offering as selling stockholders, subject to:

•	execution of a customary underwriting agreement;

•	completion and execution of any questionnaires, powers of attorney, indemnities, custody agreements, securities escrow agreements and other documents, including opinions of counsel, reasonably required under the terms of such underwriting agreement;

•	provision to us of such information as we may reasonably request in writing for inclusion in this prospectus;

•	compliance with the registration rights agreement;

•	cutback rights on the part of the underwriters; and

•	other conditions and limitations that may be imposed by the underwriters.

The holders of shares of our common stock purchased in the initial private placement who elect, pursuant to the registration rights agreement, to include their shares of our common stock for resale in the initial public offering will not be able to sell any of their shares of our common stock that are not included in the initial public offering for 180 days following the effective date of the registration statement for the initial public offering of our common stock (other than to donees or partners of the stockholder who agree to be bound by the terms the lock-up). Those holders of shares of our common stock purchased in the initial private placement who do not elect, despite their right to do so under the registration rights agreement, to include their shares of our common stock for resale in the initial public offering may not directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement for the initial public offering of our common stock (other than to donees or partners of the stockholder who agree to be bound by the terms the lock-up).

We have agreed to indemnify each selling stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells our common stock pursuant to these registration rights.

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Although the following summary describes certain provisions of Maryland law and the material provisions of our charter and bylaws, it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, or of Maryland law. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased by our board of directors, but may not be less than the minimum number required under the MGCL, which is one, or, unless our bylaws are amended, more than fifteen. Additionally, so long as BlueMountain maintains at least one designee on our board of directors, the number of members constituting our board of directors shall be no more than seven, subject to increase or decrease by the board of directors from time to time, in accordance with the Company’s charter and bylaws, provided that any such increase or decrease shall require the approval of at least one BlueMountain board designee. We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

Each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. Except as described below, this provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

As described under the caption “Description of Capital Stock—Registration Rights,” we may be required by the registration rights agreement and our bylaws to hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed (a special election meeting) unless the requirement is waived or deferred in accordance with the registration rights agreement and our bylaws. At a special election meeting, a director may be removed with or without cause by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder became an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). However, our board of directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

•	the corporation’s board of directors will be divided into three classes;

•	the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

•	the number of directors may be fixed only by vote of the directors;

•	a vacancy on its board of directors be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for stockholders to require the calling of a special meeting of stockholders.

Our charter provides that, at such time as we become eligible to make a Subtitle 8 election, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. In addition, without our having elected to be subject to Subtitle 8, our charter and bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our board of directors, (2) vest in our board of directors the exclusive power to fix the number of directors and (3) require, unless called by our chairman, our president and chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our board of directors is not currently classified. In the future, our board of directors may elect, without stockholder approval, to classify our board of directors or elect to be subject to any of the other provisions of Subtitle 8.

Amendment to Our Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Except for certain amendments related to the removal of directors and the restrictions on ownership and transfer of our stock and the vote required to amend those provisions (which must be declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our board of directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Appraisal Rights

Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Dissolution of Our Company

Our dissolution must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held on a date and at the time and place set by our board of directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. In addition, our chairman, our president and chief executive officer or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) provided that the special meeting has been properly called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including:

•	supermajority vote and cause requirements for removal of directors;

•	requirement that stockholders holding at least a majority of our outstanding common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;

•	provisions that vacancies on our board of directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;

•	the power of our board of directors, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock;

•	the power of our board of directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

•	the restrictions on ownership and transfer of our stock; and

•	advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL was repealed, or the business combination is not approved by our board of directors, or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter and bylaws provide for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our Predecessor in any of the capacities described above and to any employee or agent of our company or our Predecessor.

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

Restrictions on Ownership and Transfer

Subject to certain exceptions, our charter provides that no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of our stock. For a more detailed description of this and other restrictions on ownership and transfer of our stock, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

OUR OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the First Amended and Restated Agreement of Limited Partnership of our operating partnership, or the partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the partnership agreement. See “Where You Can Find More Information.” For purposes of this section, references to “we,” “our,” “us” and “our company” refer to MedEquities Realty Trust, Inc. alone, and not to its subsidiaries. For the purposes of this section, references to the “general partner” refer to MedEquities OP GP, LLC, a wholly owned subsidiary of MedEquities Realty Trust, Inc.

General

Pursuant to the partnership agreement, subject to certain protective rights of the limited partners described below, we have, through our control of the general partner, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership. The limited partners have no power to remove the general partner without the general partner’s consent.

The general partner may not conduct any business without the consent of a majority of the limited partners other than in connection with: the ownership, acquisition and disposition of partnership interests; the management of the business of our operating partnership; our operation as a reporting company with a class of securities registered under the Exchange Act; the offering, sale syndication, private placement or public offering of stock, bonds, securities or other interests, financing or refinancing of any type related to our operating partnership or its assets or activities; and such activities as are incidental to those activities discussed above. In general, we must contribute any assets or funds that we acquire to our operating partnership in exchange for additional partnership interests. We may, however, in our sole and absolute discretion, from time to time hold or acquire assets in our own name or otherwise other than through our operating partnership so long as we take commercially reasonable measures that the economic benefits and burdens of such property are otherwise vested in our operating partnership. We and our affiliates may also engage in any transactions with our operating partnership on such terms as we may determine in our sole and absolute discretion.

We, as the parent of the general partner, are under no obligation to give priority to the separate interests of our stockholders or the limited partners in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on the one hand and the limited partners (including us) on the other, we, as the parent of the general partner, will endeavor in good faith to resolve the conflict in a manner that is not adverse to either our stockholders or the limited partners (including us). The general partner is not liable under the partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners (including us) in connection with such decisions, unless the general partner acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.

Substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through our operating partnership, and our operating partnership must be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Operating Partnership Units

Interests in our operating partnership are denominated in units of limited partnership interest. Pursuant to the partnership agreement, our operating partnership has designated the following classes of units of limited partnership interest, or operating partnership units: OP units and LTIP units.

OP Units

We own 100% of the OP units. To the extent that we issue OP units, on or after the date that is 12 months after the date of the original issuance of the OP units, each holder of OP units (other than us) will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the OP units held by such limited partner in exchange for a cash amount equal to the number of tendered OP units multiplied by the price of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such OP units or a separate agreement entered into between our operating partnership and the holder of such OP units provide that they are not entitled to a right of redemption or provide for a shorter or longer period before such limited partner may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the tenth business day after the general partner receives a notice of redemption, we may, as parent of the general partner, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered OP units from the tendering partner in exchange for cash or shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement).

LTIP Units

In the future, we, as the parent of the general partner, may cause our operating partnership to issue LTIP units to our independent directors, executive officers and certain other employees and persons who provide services to our operating partnership. These LTIP units will be subject to certain vesting requirements. In general, LTIP units are similar to OP units and will receive the same quarterly per-unit profit distributions as OP units. The rights, privileges, and obligations related to each series of LTIP units will be established at the time the LTIP units are issued. As profits interests, LTIP units initially will not have full parity, on a per-unit basis, with OP units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP units can over time achieve full parity with OP units and therefore accrete to an economic value for the holder equivalent to OP units. If such parity is achieved, vested LTIP units may be converted on a one-for-one basis into OP units, which in turn are redeemable by the holder for cash or, at our election, exchangeable for shares of our common stock on a one-for-one basis. However, there are circumstances under which LTIP units will not achieve parity with OP units, and until such parity is reached, the value that a participant could realize for a given number of LTIP units will be less than the value of an equal number of shares of our common stock and may be zero.

Management Liability and Indemnification

To the maximum extent permitted under Delaware law, neither we, the general partner nor any of our directors and officers will be liable to our operating partnership or the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, unless such person acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived. The partnership agreement provides for indemnification of the general partner, us, our affiliates and each of our respective officers, directors, employees and any persons we may designate from time to time in our sole and absolute discretion, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, provided that our operating partnership will not indemnify such person if (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the person actually received an improper personal benefit in money, property or services, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the partnership agreement (subject to the exceptions described below under “—Fiduciary Responsibilities”).

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests. At the same time, the general partner has fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as the parent of the general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us and our stockholders. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership in deciding whether to cause our operating partnership to take or decline to take any actions. The limited partners of our operating partnership have agreed that in the event of a conflict in the duties owed by our directors and officers to us and our stockholders and the fiduciary duties owed by us, in our capacity as the parent of the general partner of our operating partnership, to such limited partners, we will fulfill our fiduciary duties to such limited partners by acting in the best interests of our stockholders.

The limited partners of our operating partnership have expressly acknowledged that we are acting for the benefit of our operating partnership, the limited partners and our stockholders collectively.

Distributions

The partnership agreement provides that we, as the parent of the general partner, shall cause our operating partnership to make quarterly (or more frequent) distributions of all of its available cash (which is defined to be cash available for distribution as determined by us, as general partner) (i) first, with respect to any OP units that are entitled to any preference in accordance with the rights of such operating partnership unit (and, within such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any OP units that are not entitled to any preference in distribution, in accordance with the rights of such class of OP units (and, within such class, pro rata in accordance with their respective percentage interests).

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the holders of OP units holding the same class or series of OP units in accordance with their respective percentage interests in the class or series at the end of each fiscal year. The partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the partnership agreement or the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between the tax basis and the fair market value of the property at the time of contribution. Our operating partnership will allocate tax items to the holders of operating partnership units taking into consideration the requirements of Section 704(c) of the Code. See “Material U.S. Federal Income Tax Considerations.”

The general partner has sole discretion to ensure that allocations of income, gain, loss and deduction of our operating partnership are in accordance with the interests of the partners of our operating partnership as determined under the Code, and all matters concerning allocations of tax items not expressly provided for in the partnership agreement may be determined by the general partner in its sole discretion.

Redemption Rights

On or after twelve months after becoming a holder of OP units, each limited partner, other than us, will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of such units in exchange for a cash amount equal to the number of tendered units multiplied by the fair market value of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such units or a separate agreement entered into between our operating partnership and the holder of such units provide that they do not have a right of redemption or provide for a shorter or longer period before such holder may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the tenth business day after we receive a notice of redemption, we may, as the parent of the general partner, in our sole and absolute discretion, but subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered units in exchange for cash or shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to anti-dilution adjustments provided in the partnership agreement). If we give the limited partners notice of our intention to make an extraordinary distribution of cash or property to our stockholders or effect a merger, a sale of all or substantially all of our assets, or any other similar extraordinary transaction, each limited partner may exercise its right to redeem its OP units, regardless of the length of time such limited partner has held its OP units.

Transferability of Operating Partnership Units; Extraordinary Transactions

The general partner generally is not be able to withdraw voluntarily from our operating partnership or transfer any of its interest in our operating partnership unless the transfer is: (i) to our affiliate; (ii) to a wholly owned subsidiary of the general partner or the owner of all of the ownership interests of the general partner; or (iii) otherwise expressly permitted under the partnership agreement.

The partnership agreement permits the general partner or us, as the parent of the general partner, to engage in a merger, consolidation or other combination, or sale of substantially all of our assets if:

•	we receive the consent of a majority in interest of the limited partners (excluding us);

•	following the consummation of such transaction, substantially all of the assets of the surviving entity are owned directly or indirectly by the operating partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with the operating partnership; or

•	as a result of such transaction all limited partners will receive, or will have the right to receive, for each operating partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of operating partnership units shall be given the option to exchange such units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of our common stock immediately prior to the expiration of the offer.

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without the prior written consent of the general partner, which consent may be withheld in its sole and absolute discretion. Except with the general partner’s consent to the admission of the transferee as a limited partner, transferees shall not have any rights by virtue of the transfer other than the rights of an assignee and will not be entitled to vote or effect a redemption with respect to their operating partnership units in any matter presented to the limited partners for a vote. The general partner will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by in our sole and absolute discretion.

Issuance of Our Stock and Additional Partnership Interests

Pursuant to the partnership agreement, upon the issuance of our stock other than in connection with a redemption of OP units, we generally are obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance of our stock to our operating partnership in exchange for, in the case of common stock, OP units or, in the case of an issuance of preferred stock, preferred operating partnership units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. In addition, the general partner may cause our operating partnership to issue additional operating partnership units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we, as the parent of the general partner, may establish in our sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by our operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into our operating partnership.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of our operating partnership and has certain other rights relating to tax matters. Accordingly, as both the general partner and tax matters partner, we have the authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of our operating partnership.

Term

The term of our operating partnership commenced on April 23, 2014 and will continue perpetually, unless earlier terminated in the following circumstances:

•	a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of our operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

•	an election to dissolve our operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;

•	entry of a decree of judicial dissolution of our operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•	the occurrence of any sale or other disposition of all or substantially all of the assets of our operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of our operating partnership;

•	the redemption (or acquisition by the general partner) of all operating partnership units that we have authorized other than those held by us; or

•	the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of our operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Partnership Agreement

Amendments to the partnership agreement may be proposed by the general partner or by any limited partner holding 25% or more of the percentage interest of OP units designated as Class A Units. Generally, the partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by us or our subsidiaries). Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

•	conversion of a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest);

•	modification of the limited liability of a limited partner; alteration or modification of the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

•	alteration or modification of the redemption rights provided by the partnership agreement; or

•	alteration or modification of the provisions governing transfer of the general partner’s partnership interest.

Notwithstanding the foregoing, we, as the parent of the general partner, will have the power, without the consent of the limited partners, to amend the partnership agreement as may be required to:

•	add to the general partner’s obligations or surrender any right or power granted to the general partner or any of its affiliates for the benefit of the limited partners;

•	reflect the admission, substitution, or withdrawal of partners or the termination of our operating partnership in accordance with the partnership agreement and to cause our operating partnership or our operating partnership’s transfer agent to amend its books and records to reflect our operating partnership unit holders in connection with such admission, substitution or withdrawal;

•	reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with the law or with the provisions of the partnership agreement;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•	set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional operating partnership units issued or established pursuant to the partnership agreement;

•	reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of any operating partnership units between us and any qualified REIT subsidiary or entity that is disregarded as an entity separate from us for U.S. federal income tax purposes;

•	modify either or both the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

•	issue additional partnership interests;

•	impose restrictions on the transfer of operating partnership units if we receive an opinion of counsel reasonably to the effect that such restrictions are necessary in order to comply with any federal or state securities laws or regulations applicable to our operating partnership or the operating partnership units;

•	reflect any other modification to the partnership agreement as is reasonably necessary for our business or operations or those of our operating partnership and which does not otherwise require the consent of each partner adversely affected; and

•	reflect an increase or decrease in the amount that a limited partner is obligated to contribute to our operating partnership upon the occurrence of certain events.

Certain provisions affecting the general partner’s rights and duties (e.g., restrictions relating to certain extraordinary transactions involving us, the general partner or our operating partnership) may not be amended without the approval of the holders of a majority of the operating partnership units (excluding operating partnership units held by us).

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have             outstanding shares of our common stock (            shares if the underwriters’ over-allotment option is exercised in full), including             shares issued in this offering (            shares if the underwriters’ over-allotment option is exercised in full),             shares purchased by BlueMountain in a concurrent private placement, 10,945,394 shares issued in the initial private placements and an aggregate of 122,615 restricted shares of our common stock issued to our executive officers, non-employee directors and certain employees under our 2014 Equity Incentive Plan. In addition 375,181 shares of our common stock are available for future issuance under our 2014 Equity Incentive Plan. See “Management—2014 Equity Incentive Plan.”

Of these shares, the             shares sold in this offering (            shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining shares of common stock issued to our officers, directors and affiliates pursuant to the Equity Incentive Plan and the shares of our common stock issuable to officers, directors and affiliates upon redemption of OP units will be “restricted shares” as defined in Rule 144.

Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our shares of common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. In particular, BlueMountain owns 23.4% of the outstanding shares of our common stock as of date of this prospectus. If BlueMountain sells all or a substantial portion of their shares, it could have a material adverse impact on the market price of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Common stock eligible for future sale could have an adverse effect on the value of our common stock.”

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

Shares of our common stock that are “restricted” securities under the meaning of Rule 144 under the Securities Act may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights

In the initial private placement, we issued and sold an aggregate of 10,539,561 shares of our common stock and entered into a registration rights agreement for the benefit of the purchasers in the initial private placement. Pursuant to the registration rights agreement, the purchasers in the initial private placement have a right to participate in this offering, subject to certain conditions, and holders of             shares of our common stock have exercised their rights to sell in this offering. In addition, under this registration rights agreement, we have agreed to file or confidentially submit a resale registration statement covering all of the shares sold in the initial private placement no later than September 29, 2014 and to use our commercially reasonable efforts to cause the resale shelf registration statement to become effective under the Securities Act as promptly as practicable after the filing of the resale shelf registration statement, and in any event, subject to certain exceptions, no later than January 27, 2015, and to maintain the resale shelf registration statement continuously effective under the Securities Act for a specified period. See “Description of Capital Stock—Registration Rights.”

Lock-Up Agreements

For a description of certain lock-ups see “Underwriting—Lock-Up Agreements.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations that you, as a prospective investor, may consider relevant in connection with the acquisition, ownership and disposition of our common stock and our election to be taxed as a REIT. As used in this section, the terms “we” and “our” refer solely to MedEquities Realty Trust, Inc. and not to our subsidiaries and affiliates, which have not elected to be taxed as REITs for U.S. federal income tax purposes.

This discussion does not exhaust all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. Nor does this discussion address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed below under “—Taxation of Tax-Exempt Stockholders”), financial institutions, broker-dealers, persons subject to the alternative minimum tax, persons holding our stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “—Taxation of Non-U.S. Stockholders”) and other persons subject to special tax rules. Moreover, this summary assumes that our stockholders hold our common stock as a “capital asset” for U.S. federal income tax purposes, which generally means property held for investment.

The statements in this section are based on the current U.S. federal income tax laws, including the Code, the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion is for general purposes only and is not tax advice. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of the acquisition, ownership and disposition of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the U.S. federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

We were incorporated on April 23, 2014 as a Maryland corporation. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2014. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our stock. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. However, no assurances can be provided regarding our qualification as a REIT because such qualification depends on our ability to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which will depend, in part, on our operating results.

The sections of the Code relating to qualification, operation and taxation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related Treasury Regulations and administrative and judicial interpretations thereof.

In connection with this offering, Morrison & Foerster LLP will render an opinion prior to effectiveness of the registration statement of which this Prospectus forms a part to the effect that, commencing with our short taxable year ending December 31, 2014, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws. Investors should be aware that Morrison & Foerster LLP’s opinion will be based on the U.S. federal income tax laws governing qualification as a REIT as of the date of such opinion, which will be subject to change, possibly on a retroactive basis, will not be binding on the IRS or any court, and will speak only as of the date issued. In addition, Morrison & Foerster LLP’s opinion will be based on customary assumptions and will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business. Moreover, our qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve, among other things, the percentage of our gross income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership and the percentage of our earnings that we distribute. Morrison & Foerster LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Morrison & Foerster LLP’s opinion will not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see “—Failure to Qualify as a REIT” below.

If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders because we will be entitled to a deduction for dividends that we pay. Such tax treatment avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. In general, income generated by a REIT is taxed only at the stockholder level if such income is distributed by the REIT to its stockholders. However, we will be subject to U.S. federal income tax in the following circumstances:

•	We will be subject to U.S. federal corporate income tax on any REIT taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to corporate “alternative minimum tax.”

•	We will be subject to tax, at the highest U.S. federal corporate income tax rate, on net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and other non-qualifying income from foreclosure property.

•	We will be subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” but nonetheless maintain our qualification as a REIT because we meet certain other requirements, we will be subject to a 100% tax on:

•	the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

•	a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “—Asset Tests,” as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the IRS, and (3) we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	We will be subject to a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest U.S. federal corporate income tax rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax generally is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•	The earnings of our subsidiary entities that are C corporations, including TRSs, will be subject to U.S. federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

A REIT is a corporation, trust or association that satisfies each of the following requirements:

(1)	It is managed by one or more trustees or directors;

(2)	Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial interest;

(3)	It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, i.e., the REIT provisions;

(4)	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws;

(5)	At least 100 persons are beneficial owners of its stock or ownership shares or certificates (determined without reference to any rules of attribution);

(6)	Not more than 50% in value of its outstanding stock or shares of beneficial interest are owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year;

(7)	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to qualify to be taxed as a REIT for U.S. federal income tax purposes;

(8)	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

(9)	It meets certain other requirements described below, regarding the sources of its gross income, the nature and diversification of its assets and the distribution of its income.

We must satisfy requirements 1 through 4, and 8 during our entire taxable year and must satisfy requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will not apply to us for our short taxable year ending December 31, 2014. If we comply with certain requirements for ascertaining the beneficial ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides for restrictions regarding the ownership and transfer of shares of our capital stock. We believe that we will issue sufficient stock with enough diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended, among other things, to assist us in satisfying requirements 5 and 6 described above. These restrictions, however, may not ensure that we will be able to satisfy such share ownership requirements in all cases. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

For purposes of requirement 8, we have adopted December 31 as our year end for U.S. federal income tax purposes, and thereby satisfy this requirement.

Qualified REIT Subsidiaries. A “qualified REIT subsidiary” generally is a corporation, all of the stock of which is owned, directly or indirectly, by a REIT and that is not treated as a TRS. A corporation that is a “qualified REIT subsidiary” is treated as a division of the REIT that owns, directly or indirectly, all of its stock and not as a separate entity for U.S. federal income tax purposes. Thus, all assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT that directly or indirectly owns the qualified REIT subsidiary. Consequently, in applying the REIT requirements described herein, the separate existence of any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, as determined under U.S. federal income tax laws, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. We own various direct and indirect interests in entities that are classified as partnerships and limited liability companies for state law purposes. Nevertheless, many of these entities currently are not treated as entities separate from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and liabilities, and items of income, deduction, and credit, of such entities will be treated as our assets and liabilities, and items of income, deduction, and credit, for U.S. federal income tax purposes, including the application of the various REIT qualification requirements.

An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is taxed as a partnership for U.S. federal income tax purposes. In the case of a REIT that is an owner in an entity that is taxed as a partnership for U.S. federal income tax purposes, the REIT is treated as owning its proportionate share of the assets of the entity and as earning its allocable share of the gross income of the entity for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of gross income of our operating partnership and any other partnership, joint venture, or limited liability company that is taxed as a partnership for U.S. federal income tax purposes is treated as our assets and items of gross income for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in “—Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the entity. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital of the entity.

We have control of our operating partnership and intend to operate it in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in a partnership or limited liability company. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries. A REIT is permitted to own, directly or indirectly, up to 100% of the stock of one or more TRSs. The subsidiary and the REIT generally must jointly elect to treat the subsidiary as a TRS. However, a corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities is automatically treated as a TRS without an election.

Unlike a qualified REIT subsidiary, the separate existence of a TRS is not ignored for U.S. federal income tax purposes and a TRS is a fully taxable corporation subject to U.S. federal corporate income tax on its earnings. We will not be treated as holding the assets of any TRS or as receiving the income earned by any TRS. Rather, we will treat the stock issued by any TRS as an asset and will treat any distributions paid to us from any TRS as income. This treatment may affect our compliance with the gross income test and asset tests.

Restrictions imposed on REITs and their TRSs are intended to ensure that TRSs will be subject to appropriate levels of U.S. federal income taxation. These restrictions limit the deductibility of interest paid or accrued by a TRS to its parent REIT and impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. Dividends paid to us from a TRS, if any, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders and may affect our compliance with the gross income tests and asset tests.

A TRS generally may be used by a REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly, such as the provision of noncustomary tenant services or the disposition of property held for sale to customers. See “—Gross Income Tests—Rents from Real Property” and “—Gross Income Tests—Prohibited Transactions.”

A TRS may not directly or indirectly operate or manage any health care facilities or provide rights to any brand name under which any health care facility is operated. However, a TRS may provide such rights to an “eligible independent contractor” (as described below) to operate or manage a health care facility if such rights are held by the TRS as a franchisee, licensee, or in a similar capacity, and such health care facility is either owned by the TRS or leased to the TRS by its parent REIT. A TRS will not be considered to operate or manage a “qualified health care property” (as defined below) solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so.

A “qualified health care property” includes any real property, including interests in real property, and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility.

We expect that certain of the properties we intend to acquire generally will be treated as “qualified health care properties,” and we may lease those properties to a TRS lessee in certain cases where the operators from whom we acquire such properties qualify as “eligible independent contractors” and will continue to operate such “qualified health care properties” on behalf of the TRS lessee. However, there can be no assurance that the IRS would not challenge our conclusions as to whether such operators qualify as “eligible independent contractor” or whether such properties qualify as “qualified health care properties”, or that a court would agree with our conclusions. If a challenge to such conclusions were successful, we could potentially lose our REIT status.

Gross Income Tests

We must satisfy two gross income tests annually to qualify and maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year generally must consist of the following:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from foreclosure property; and

•	income derived from the temporary investment of new capital attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we receive such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these.

Cancellation of indebtedness income and gross income from a sale of property that we hold primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, gains from “hedging transactions,” as defined in “—Hedging Transactions,” that are clearly and timely identified as such will be excluded from gross income for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

The following paragraphs discuss the specific application of certain relevant aspects of the gross income tests to us.

Rents from Real Property. Rent that we receive for the use of our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

First, the rent must not be based in whole or in part on the income or profits of any person. However, participating rent will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages generally:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

In compliance with the rules above, we intend to set and accept rents which are fixed dollar amounts with an annual percentage increase after a certain fixed number of years based on either a fixed percentage or the “consumer price index”, and not to any extent determined by reference to any person’s income or profits.

Second, we generally must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any tenant, referred to as a “related-party tenant.” The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. Because the constructive ownership rules are broad and it is not possible to monitor direct and indirect transfers of our stock continually, no assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified).

There are two exceptions to the related-party tenant rule described above for TRSs. Under the first exception to the related-party tenant rule, rent that we receive from a TRS lessee will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRS lessees and related-party tenants, and (2) the amount paid by the TRS lessee to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space.

Under the second exception, provided certain conditions are satisfied, a TRS lessee is permitted to lease “qualified health care properties” from its parent REIT. Rents that we receive from a TRS lessee will qualify as “rents from real property” provided the TRS lessee leases a property from us that is a “qualified health care property” and such property is operated on behalf of the TRS lessee by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified health care properties” for any person unrelated to us and the TRS lessee (an “eligible independent contractor”).

As noted above, we expect that certain of the properties we intend to acquire generally will be treated as “qualified health care properties.” We may lease properties that are treated as “qualified health care properties” to a TRS lessee in cases where the operators from whom we acquire such properties qualify as “eligible independent contractors.” However, there can be no assurance that the IRS would not challenge our conclusions, or that a court would agree with such conclusion that such properties are “qualified health care properties” and that such operators are “eligible independent contractors.” If such a challenge were successful, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Third, we must not furnish or render noncustomary services, other than a de minimis amount of noncustomary services, to the tenants of our properties other than through (i) an independent contractor from whom we do not derive or receive any income or (ii) a TRS. However, we generally may provide services directly to our tenants to the extent that such services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of noncustomary services to the tenants of a property, other than through an independent contractor from whom we do not derive or receive any income or a TRS, as long as the income attributable to the services (valued at not less than 150% of the direct cost of performing such services) does not exceed 1% of our gross income from the related property. If the rent from a lease does not qualify as “rents from real property” because we furnish noncustomary services having a value (as provided in the previous sentence) in excess of 1% of our gross income from the related property to the tenants of the property, other than through a qualifying independent contractor or a TRS, none of the rent from the property will qualify as “rents from real property.” We do not intend to provide any noncustomary services to our tenants unless such services are provided through independent contractors from whom we do not derive or receive any income or TRSs.

Fourth, rent attributable to any personal property leased in connection with a lease of real property will not qualify as “rents from real property” if the rent attributable to such personal property exceeds 15% of the total rent received under the lease. If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. We do not intend to lease significant amounts of personal property pursuant to our leases.

Fifth, the leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether our leases are true leases depends on an analysis of all the surrounding facts and circumstances. We intend to enter into leases that will be treated as true leases.

We believe rents received under our leases generally will qualify as “rents from real property” and any income attributable to noncustomary services or personal property will not jeopardize our ability to qualify as a REIT. However, there can be no assurance that the IRS would not challenge our conclusions, or that a court would agree with our conclusions. If such a challenge were successful, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Interest. Interest income constitutes qualifying income for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property or on an interest in real property. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

We may provide senior secured first mortgage loans for the purchase of health care facilities. Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. In general, under applicable Treasury Regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date we agreed to acquire or originate the loan then a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. We anticipate that the interest on our senior secured first mortgage loans generally would be treated as qualifying income for purposes of the 75% gross income test.

Certain mezzanine loans are secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests described below, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We anticipate that any mezzanine loans that we originate typically may not meet all of the requirements for reliance on this safe harbor. Nevertheless, if we invest in mezzanine loans, we intend to do so in a manner that will enable us to satisfy the gross income tests and asset tests.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Net income derived from such prohibited transactions is excluded from gross income for purposes of the 75% and 95% gross income tests. We believe that we will not hold any of our properties as inventory or primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances that exist from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction is available if the following requirements are met:

•	the REIT has held the property for not less than two years;

•	the aggregate capital expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale do not exceed 30% of the selling price of the property;

•	either (1) during the year in question, the REIT did not make more than seven property sales other than sales of foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

•	if the REIT has made more than seven property sales (excluding sales of foreclosure property) during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the foregoing safe-harbor. However, we cannot assure you that we will be able to comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may hold and dispose of certain properties through a TRS if we conclude that the sale or other disposition of such property may not fall within the safe-harbor provisions. The 100% prohibited transactions tax will not apply to gains from the sale of property by a TRS, although such income will be taxed to the TRS at U.S. federal corporate income tax rates.

Foreclosure Property. We generally will be subject to tax at the maximum corporate rate on any net income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test. Gross income from foreclosure property will qualify under the 75% and 95% gross income tests.

Hedging Transactions. From time to time, we or our subsidiaries may enter into hedging transactions with respect to one or more of our or our subsidiaries’ assets or liabilities. Our or our subsidiaries’ hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our subsidiaries’ trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that is excluded from gross income or qualifies for purposes of either or both of the gross income tests.

Failure to Satisfy Gross Income Tests. We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

•	our failure to meet the applicable test is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, we file a schedule of the sources of our income with the IRS in accordance with the Treasury Regulations.

We cannot predict, however, whether any failure to meet these tests will qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test, or (2) the amount by which we fail the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, under the “75% asset test,” at least 75% of the value of our total assets generally must consist of:

•	cash or cash items, including certain receivables and shares in certain money market funds;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock or shares of beneficial interest in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, under the “5% asset test,” of our assets that are not qualifying assets for purposes of the 75% asset test described above, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, of our assets that are not qualifying assets for purposes of the 75% asset test described above, we may not own more than 10% of the voting power of any one issuer’s outstanding securities, or the “10% vote test,” or more than 10% of the value of any one issuer’s outstanding securities, or the “10% value test.”

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include securities that qualify under the 75% asset test, securities of a TRS and equity interests in an entity taxed as a partnership for U.S. federal income tax purposes. For purposes of the 10% value test, the term “securities” also does not include: certain “straight debt” securities; any loan to an individual or an estate; most rental agreements and obligations to pay rent; any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes in which we are an owner to the extent of our proportionate interest in the debt and equity securities of the entity; and any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes if at least 75% of the entity’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

As noted above, we may provide senior secured first mortgage loans for the purchase of health care facilities and properties related to health care facilities. Although the law is not entirely clear, if a mortgage loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to acquire or originate the loan, a portion of the loan likely will be a non-qualifying asset for purposes of the 75% asset test. Unless the mortgage loan falls within one of the exceptions referenced in the previous paragraph, the non-qualifying portion of such a loan may be subject to, among other requirements, the 10% value test. IRS Revenue Procedure 2011-16, as modified and superseded by Revenue Procedure 2014-51, provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of: (1) the greater of (x) the fair market value of the real property securing the loan on the date of the relevant quarterly REIT asset testing date or (y) the fair market value of the real property securing the loan determined as of the date the REIT committed to acquire the loan; or (2) the fair market value of the mortgage loan on the date of the relevant quarterly REIT asset testing date. Under the safe harbor, when the current value of a mortgage loan exceeds both the current fair market value of the real property that secures the loan and the fair market value of the real property that secures the loan, determined as of the date we committed to acquire or originate the loan, a portion of the mortgage loan will be treated as a nonqualifying asset. We anticipate that our senior secured first mortgage loans generally would be treated as qualifying assets for the 75% asset test.

We believe that the assets that we will hold after consummation of this offering satisfy the foregoing asset test requirements. We will not obtain, nor are we required to obtain under the U.S. federal income tax laws, independent appraisals to support our conclusions as to the value of our assets and securities or the real estate collateral for the mortgage or mezzanine loans that we may originate. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Failure to Satisfy Asset Tests. We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. Nevertheless, if we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not caused, in part or in whole, by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second bullet point immediately above, we still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT status if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, we will not lose our REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset causing the failure with the IRS, (3) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, and (4) we pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Annual Distribution Requirements

Each taxable year, we must make distributions, other than capital gain dividend distributions and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and excluding any net capital gain, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

Generally, we must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November, or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. In both instances, these distributions relate to our prior taxable year for purposes of the annual distribution requirement to the extent of our earnings and profits for such prior taxable year.

We will pay U.S. federal income tax on any taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from prior years,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed.

We may elect to retain and pay U.S. federal income tax on the net long-term capital gain that we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirement and to minimize U.S. federal corporate income tax and avoid the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain from an entity taxed as a partnership for U.S. federal income tax purposes in which we own an interest that is attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to make distributions to our stockholders that are sufficient to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the annual distribution requirement. In such a situation, we may need to borrow funds or issue additional stock or, if possible, pay dividends consisting, in whole or in part, of our stock or debt securities.

In order for distributions to be counted as satisfying the annual distribution requirement applicable to REITs and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based on the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. To avoid paying monetary penalties, we must demand, on an annual basis, information from certain of our stockholders designed to disclose the actual ownership of our outstanding stock, and we must maintain a list of those persons failing or refusing to comply with such demand as part of our records. A stockholder that fails or refuses to comply with such demand is required by the Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. We intend to comply with these recordkeeping requirements.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions available under the Code for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we were to fail to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to U.S. federal income tax on our taxable income at U.S. federal corporate income tax rates and any applicable alternative minimum tax. In calculating our taxable income for a year in which we failed to qualify as a REIT, we would not be able to deduct amounts distributed to our stockholders, and we would not be required to distribute any amounts to our stockholders for that year. Unless we qualified for relief under the statutory relief provisions described in the preceding paragraph, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to maintain our qualification as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

For purposes of our discussion, the term “U.S. stockholder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes (a “partnership”) holds our common stock, the U.S. federal income tax treatment of an owner of the partnership generally will depend on the status of the owner and the activities of the partnership. Partnerships and their owners should consult their tax advisors regarding the consequences of the ownership and disposition of our common stock by the partnership.

Distributions. If we qualify as a REIT, distributions made out of our current and accumulated earnings and profits that we do not designate as capital gain dividends will be ordinary dividend income to taxable U.S. stockholders. A corporate U.S. stockholder will not qualify for the dividends- received deduction generally available to corporations. Our ordinary dividends also generally will not qualify for the preferential long-term capital gain tax rate applicable to “qualified dividends” unless certain holding period requirements are met and such dividends are attributable to (i) qualified dividends received by us from non-REIT corporations, such as any TRSs, or (ii) income recognized by us and on which we have paid U.S. federal corporate income tax. We do not expect a meaningful portion of our ordinary dividends to be eligible for taxation as qualified dividends.

Any distribution we declare in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any of those months and is attributable to our current and accumulated earnings and profits for such year will be treated as paid by us and received by the U.S. stockholder on December 31 of that year, provided that we actually pay the distribution during January of the following calendar year.

Distributions to a U.S. stockholder which we designate as capital gain dividends generally will be treated as long-term capital gain, without regard to the period for which the U.S. stockholder has held our stock. A corporate U.S. stockholder may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay U.S. federal corporate income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to our stockholders, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the U.S. federal corporate income tax we paid. The U.S. stockholder would increase its basis in our common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the U.S. federal corporate income tax we paid.

A U.S. stockholder will not incur U.S. federal income tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the U.S. stockholder’s adjusted basis in our common stock. Instead, the distribution will reduce the U.S. stockholder’s adjusted basis in our common stock. The excess of any distribution to a U.S. stockholder over both its share of our current and accumulated earnings and profits and its adjusted basis will be treated as capital gain and long-term capital gain if the stock has been held for more than one year.

We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that taxable year that constitute ordinary income, return of capital and capital gain.

Dispositions. In general, a U.S. stockholder will recognize gain or loss on the sale or other taxable disposition of our stock in an amount equal to the difference between (i) the sum of the fair market value of any property and the amount of cash received in such disposition and (ii) the U.S. stockholder’s adjusted tax basis in such stock. A U.S. stockholder’s adjusted tax basis in our stock generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of undistributed net capital gains deemed distributed to the U.S. stockholder over the federal corporate income tax deemed paid by the U.S. stockholder on such gains and reduced by any returns of capital. Such gain or loss generally will be long-term capital gain or loss if the U.S. stockholder has held such stock for more than one year and short-term capital gain or loss otherwise. However, a U.S. stockholder must treat any loss on a sale or exchange of our common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes on a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition. Capital losses generally are available only to offset capital gains of the stockholder except in the case of individuals, who may offset up to $3,000 of ordinary income each year.

Other Considerations. U.S. stockholders may not include in their individual U.S. federal income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses” against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations.

Tax Rates. The maximum U.S. federal income tax rate on ordinary income and short-term capital gains applicable to U.S. stockholders that are taxed at individual rates currently is 39.6%, and the maximum U.S. federal income tax rate on long-term capital gains applicable to U.S. stockholders that are taxed at individual rates currently is 20%. However, the maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally will designate whether a distribution that we designate as a capital gain dividend (and any retained capital gain that we are deemed to distribute) is attributable to the sale or exchange of “section 1250 property.”

Additional Medicare Tax. Certain U.S. stockholders, including individuals, estates and trusts, will be subject to an additional 3.8% tax, which, for individuals, applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts, or “qualified trusts,” and individual retirement accounts and annuities, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their “unrelated business taxable income,” or UBTI. Amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance its acquisition of our common stock with debt, a portion of the distribution that it received from us would constitute UBTI pursuant to the “debt- financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI.

Finally, in certain circumstances, a qualified trust that owns more than 10% of the value of our stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income that we derive from unrelated trades or businesses, determined as if we were a qualified trust, divided by our total gross income for the year in which we pay the dividends. Such rule applies to a qualified trust holding more than 10% of the value of our stock only if:

•	we are classified as a “pension-held REIT”; and

•	the amount of gross income that we derive from unrelated trades or businesses for the year in which we pay the dividends, determined as if we were a qualified trust, is at least 5% of our total gross income for such year.

We will be classified as a “pension-held REIT” if:

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the qualified trust to be treated as holding our stock in proportion to their actuarial interests in the qualified trust; and

•	either:

•	one qualified trust owns more than 25% of the value of our stock; or

•	a group of qualified trusts, of which each qualified trust holds more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

For purposes of our discussion, the term “non-U.S. stockholder” means a beneficial owner of our common stock that is not a U.S. stockholder, an entity or arrangement taxed as a partnership for U.S. federal income tax purposes or a tax-exempt stockholder. The rules governing U.S. federal income taxation of non-U.S. stockholders, including nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders, are complex. This section is only a summary of certain of those rules.

We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on the acquisition, ownership and disposition of our common stock, including any reporting requirements.

Distributions. Distributions to a non-U.S. stockholder (i) out of our current and accumulated earnings and profits, (ii) not attributable to gain from our sale or exchange of a “United States real property interest,” or a USRPI, and (iii) not designated by us as a capital gain dividend will be subject to a withholding tax at a rate of 30% unless:

•	a lower treaty rate applies and the non-U.S. stockholder submits an IRS Form W-8BEN or W-8BEN-E, as applicable (or any applicable successor form), to us evidencing eligibility for that reduced rate; or

•	the non-U.S. stockholder submits an IRS Form W-8ECI (or any applicable successor form) to us claiming that the distribution is income effectively connected to a U.S. trade or business of such stockholder.

A non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business in the same manner as a U.S. stockholder. In addition, a corporate non-U.S. stockholder may be subject to a 30% branch profits tax with respect to any such distribution.

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such excess does not exceed such non-U.S. stockholder’s adjusted basis in our common stock. Instead, the excess portion of such distribution will reduce the non-U.S. stockholder’s adjusted basis in our common stock. The excess of a distribution over both our current and accumulated earnings and profits and the non-U.S. stockholder’s adjusted basis in our common stock will be taxed, if at all, as gain from the sale or disposition of our common stock. See “—Dispositions” below. Under FIRPTA (discussed below), we may be required to withhold 10% of the portion of any distribution that exceeds our current and accumulated earnings and profits.

Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, unless such distribution is attributable to capital gains from the sale or exchange or a USRPI, we may withhold tax at a rate of 30% (or such lower rate as may be provided under an applicable tax treaty) on the entire amount of any distribution. To the extent that we do not do so, we nevertheless may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%. A non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, distributions attributable to capital gains from the sale or exchange by us of USRPIs are treated like income effectively connected with the conduct of a U.S. trade or business, generally are subject to U.S. federal income taxation in the same manner and at the same rates applicable to U.S. stockholders and, with respect to corporate non-U.S. stockholders, may be subject to a 30% branch profits tax. However, these distributions will not be subject to tax under FIRPTA, and will instead be taxed in the same manner as distributions described above, if:

•	the distribution is made with respect to a class of shares regularly traded on an established securities market in the United States; and

•	the non-U.S. stockholder does not own more than 5% of such class at any time during the one-year period preceding the distribution.

Although we anticipate that our common stock will be regularly traded (as defined in applicable Treasury Regulations) on an established securities market in the United States immediately following this offering, no assurance can be provided that our stock will be regularly traded on an established securities market. If our common stock is not regularly traded on an established securities market in the United States or if a non-U.S. stockholder owned more than 5% of our outstanding common stock any time during the one-year period preceding the distribution, capital gain distributions to such non-U.S. stockholder attributable to our sales of USRPIs would be subject to tax under FIRPTA. Therefore, we may be required to withhold 35% of any distribution to a non-U.S. stockholder owning less than 5% of the relevant class of shares that we designate as a capital gain dividend and will be required to withhold 35% of any distribution to a non-U.S. stockholder owning more than 5% of the relevant class of shares that is designated by us as a capital gain dividend. Any amount so withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability.

A distribution to a non-U.S. stockholder attributable to capital gains from the sale or exchange of non-USRPIs will not be subject to U.S. federal income taxation unless such distribution is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, in which case such distribution generally would be subject to U.S. federal income taxation in the same manner and at the same rates applicable to U.S. stockholders and, with respect to corporate non-U.S. stockholders, may be subject to a 30% branch profits tax.

Although not free from doubt, amounts we designate as retained capital gains in respect of the common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its U.S. federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent the non-U.S. stockholder’s proportionate share of such tax paid by us exceeds its actual U.S. federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis.

Dispositions. Non-U.S. stockholders may incur tax under FIRPTA with respect to gain recognized on a disposition of our common stock unless one of the applicable exceptions described below applies. Any gain subject to tax under FIRPTA generally will be taxed in the same manner as it would be in the hands of U.S. stockholders, except that corporate non-U.S. stockholders also may be subject to a 30% branch profits tax. In addition, the purchaser of such common stock could be required to withhold 10% of the purchase price for such stock and remit such amount to the IRS.

Non-U.S. stockholders generally will not incur tax under FIRPTA with respect to gain on a sale of our common stock as long as, at all times during a specified testing period, we are “domestically controlled,” i.e., non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding stock. We expect to be domestically controlled and, therefore the sale of our common stock should not be subject to taxation under FIRPTA. Because our common stock will be publicly traded, however, we cannot assure you that we will be domestically controlled. In addition, even if we are not domestically controlled, if our common stock is “regularly traded” (as defined in applicable Treasury Regulations) on an established securities market, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our outstanding common stock at all times during the five-year period prior to a sale of our common stock will not incur tax under FIRPTA on gain from a sale of such common stock. We expect that shares of our common stock will be “regularly traded” on an established securities market following this offering. Accordingly, we expect that a non-U.S. stockholder that has not owned more than 5% of our common stock at any time during the five-year period prior to such sale will not incur tax under FIRPTA on gain from a sale of our common stock. However, no assurance can be provided that our stock will be regularly traded on an established securities market.

A non-U.S. stockholder generally will incur tax on gain from a disposition of our common stock not subject to FIRPTA if:

•	the gain is effectively connected with the conduct of the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder generally will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the non-U.S. stockholder generally will incur a 30% tax on its capital gains.

Information Reporting Requirements and Backup Withholding

We will report to our stockholders and to the IRS the amount of distributions that we pay during each calendar year, and the amount of tax that we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding (at a rate of 28%) with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that such non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8BEN-E, as applicable, or W-8ECI (or any applicable successor form), or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a “U.S. person” that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption of our common stock that occurs outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that demonstrates that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition of our stock by a non-U.S. stockholder made by or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

FATCA

The Foreign Account Tax Compliance Act (“FATCA”) imposes a U.S. federal withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligation requirements are satisfied. FATCA generally imposes a U.S. federal withholding tax at a rate of 30% on dividends on, and gross proceeds from the sale or other disposition of, our stock if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of a foreign financial institution that is a resident in a jurisdiction that is treated as having an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA. If we determine withholding is appropriate in respect of our common stock, we may withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. However, under delayed effective dates provided for in the Treasury Regulations and other IRS guidance, such required withholding will not begin until July 1, 2014 with respect to dividends on our common stock, and January 1, 2017 with respect to gross proceeds from a sale or other disposition of our common stock.

If withholding is required under FATCA on a payment related to our common stock, holders of our common stock that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). You should consult your own tax advisor regarding the effect of FATCA on an investment in our common stock.

Tax Aspects of Our Investments in Our Operating Partnership and Other Subsidiary Partnerships

We currently hold, directly and indirectly, all of the ownership interests in our operating partnership and our other subsidiaries; therefore, our operating partnership and our other subsidiaries (other than any taxable REIT subsidiaries) currently are disregarded for U.S. federal income tax purposes. If additional partners or members are admitted to our operating partnership or any of our other subsidiaries, as applicable, we intend for such entity to be treated as a partnership for U.S. federal income tax purposes.

The following discussion summarizes the material U.S. federal income tax considerations that are applicable to our direct and indirect investments in our subsidiaries that are taxed as partnerships for U.S. federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as the “Partnerships.” The following discussion does not address state or local tax laws or any U.S. federal tax laws other than income tax laws.

Classification as Partnerships

We are required to include in our income our distributive share of each Partnership’s income and allowed to deduct our distributive share of each Partnership’s losses but only if such Partnership is classified for U.S. federal income tax purposes as a partnership rather than as a corporation or an association treated as a corporation. An unincorporated entity with at least two owners, as determined for U.S. federal income tax purposes, will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification, or the “check-the-box regulations”; and

•	is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners may elect to be classified either as an association treated as a corporation or as a partnership for U.S. federal income tax purposes. If such an entity does not make an election, it generally will be taxed as a partnership for U.S. federal income tax purposes. If additional partners are admitted to our operating partnership following this offering, our operating partnership intends to be classified as a partnership for U.S. federal income tax purposes and will not elect to be treated as an association treated as a corporation.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the “90% passive income exception.” The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any Partnership does not qualify for any safe harbor and is treated as a publicly traded partnership, we believe that such Partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for U.S. federal income tax purposes.

We have not requested, and do not intend to request, a ruling from the IRS that any Partnership is or will be classified as a partnership for U.S. federal income tax purposes. If, for any reason, a Partnership were treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we may not be able to qualify as a REIT, unless we qualify for certain statutory relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for U.S. federal income tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Annual Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to us, and we would be treated as a stockholder for U.S. federal income tax purposes. Consequently, such Partnership would be required to pay income tax at U.S. federal corporate income tax rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our distributive share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution that is less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

Partnership Allocations. Although an agreement among the owners of an entity taxed as a partnership for U.S. federal income tax purposes generally will determine the allocation of income and losses among the owners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the “partners’ interests in the partnership,” which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the owners with respect to such item.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property contributed to an entity taxed as a partnership for U.S. federal income tax purposes in exchange for an interest in such entity must be allocated for U.S. federal income tax purposes in a manner such that the contributing owner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” at the time of contribution is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at that time, referred to as a book-tax difference.

A book-tax difference attributable to depreciable property generally is decreased on an annual basis as a result of the allocation of depreciation deductions to the contributing owner for book purposes, but not for tax purposes. The Treasury Regulations require entities taxed as partnerships for U.S. federal income tax purposes to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outline several reasonable allocation methods.

Any gain or loss recognized by a partnership on the disposition of contributed properties generally will be allocated first to the partners of the partnership who contributed such properties to the extent of their built-in gain or loss on those properties for U.S. federal income tax purposes, as adjusted to take into account reductions in book-tax differences described in the previous paragraph. Any remaining gain or loss recognized by the partnership on the disposition of the contributed properties generally will be allocated among the partners in accordance with their partnership agreement unless such allocations and agreement do not satisfy the requirements of applicable Treasury Regulations, in which case such allocation will be made in accordance with the “partners’ interests in the partnership.”

We expect that in the future we may acquire properties pursuant to a contribution of such properties to our operating partnership. As a result, our operating partnership will receive a “carryover” tax basis in such properties. As a result, such properties may have significant built-in gain or loss subject to Section 704(c). We expect our operating partnership will adopt the “traditional” method for purposes of allocating items with respect to any book-tax difference attributable to such built-in gain or loss. Under the “traditional method,” as well as certain other reasonable methods available to us, built-in gain or loss with respect to our depreciable properties (i) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than for economic purposes and (ii) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic gain allocated to us as a result of such sale, with a corresponding tax benefit to the contributing partners. As a result of the foregoing, a greater portion of our distributions may be treated as a taxable dividend.

Basis in Partnership Interest. Our adjusted tax basis in any Partnership interest we own generally will be:

•	the amount of cash and the basis of any other property we contribute to the Partnership;

•	increased by our distributive share of the Partnership’s income (including tax-exempt income) and any increase in our allocable share of indebtedness of the Partnership; and

•	reduced, but not below zero, by our distributive share of the Partnership’s loss (including any non-deductible items), the amount of cash and the basis of property distributed to us, and any reduction in our allocable share of indebtedness of the Partnership.

Loss allocated to us in excess of our basis in a Partnership interest will not be taken into account for U.S. federal income tax purposes until we again have basis sufficient to absorb the loss. A reduction of our allocable share of Partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis in the Partnership interest. Distributions, including constructive distributions, in excess of the basis of our Partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long- term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Our share of any Partnership’s gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. See “—Gross Income Tests.”

Possible Legislative or Other Actions Affecting Tax Consequences

Prospective stockholders should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations of these laws could adversely affect the tax consequences of your investment.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

UNDERWRITING

We have entered into an underwriting agreement with FBR Capital Markets & Co. as the representative of the underwriters named below, with respect to the shares subject to this offering. Subject to the terms and conditions in the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the respective number of shares of our common stock set forth opposite its name in the table below:

Underwriters	Number of Shares
FBR Capital Markets & Co.

Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us and the selling stockholders in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold pursuant to the underwriting agreement, other than those covered by the overallotment option described below, if they purchase any of those shares. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $         per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $         per share to brokers and dealers. After the completion of the offering, the underwriters may change the offering price and other selling terms.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Pursuant to the underwriting agreement, we and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The selling stockholder may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. If the selling stockholder is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, then profits on the sale of the common stock by the selling stockholder and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholder is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling stockholder may be deemed to be an “underwriter,” the selling stockholder may be subject to statutory liabilities, including, but not limited to, sections 11, 12 and 17 of the Securities Act.

Overallotment Option

We have granted the underwriters an overallotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase up to              additional shares from

us, to cover overallotments, if any. If the underwriters exercise all or part of this option, each underwriter will be obligated to purchase its proportionate number of shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount.

Right of First Refusal

In connection with the initial private placement, we granted FBR Capital Markets & Co. a right of first refusal, for a period of 18 months following the completion of the initial private placement, to act as sole initial purchaser and/or placement agent for each of our private offerings and as an underwriter and bookrunner in connection with any public offering of our equity securities.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discount to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ overallotment option.

Total
	Per Share	Without Overallotment	With Overallotment
Underwriting discount paid by us	$	$	$
Underwriting discount paid by selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We will pay the filing fees and up to $         of the expenses (including the reasonable fees and disbursements of counsel to the underwriters) related to obtaining the required approval of certain terms of this offering from FINRA. In the ordinary course of its business, an affiliate of FBR Capital Markets & Co. acquired 354,610 shares of our common stock in the initial private placement. To the extent that the price paid for these shares is less than the initial public offering price of the shares, the difference between these amounts is deemed by FINRA to be underwriting compensation and are, therefore, subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these shares may not be sold during this offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these shares by any person for a period of 180 days immediately following the date of the effectiveness or commencement of sales of this offering, subject to certain exceptions set forth in FINRA Rule 5110(g)(2).

Lock-Up Agreements

We, each of our directors and executive officers have agreed not to sell or transfer any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus, without the prior written consent of FBR. Specifically, we and these other persons have agreed, subject to certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell our common stock;

•	sell any option or contract to purchase our common stock;

•	purchase any option or contract to sell our common stock;

•	grant any option for the sale of our common stock;

•	dispose of or transfer (or enter into any transaction or device which is designed or could be expected to, result in the disposition by any person at any time in the future of) our common stock;

•	file any registration statement with respect to our common stock; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for our common stock. It also applies to common stock owned now or acquired later by the person.

However, with respect to our directors and executive officers, the restrictions described above will not apply to bona fide gifts or transfers to family members or trusts for the direct or indirect benefit of the director or executive officer or his or her family members, provided in each case that the transferee agrees in writing to be bound by the terms of the lock-up agreement. In addition, the restrictions described above will not apply to any registration statement filed by us in accordance with the terms of the registration rights agreement that we entered into with FBR Capital Markets & Co. upon completion of the initial private placement.

FBR, in its sole discretion, may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Each selling stockholder has agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of shares of our common stock not sold in this offering for 60 days after the date of this prospectus without the prior written consent of FBR.

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common stock. The underwriters may engage in overallotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, so long as stabilizing bids do not exceed a specified maximum.

•	Overallotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock overallotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the overallotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares of our common stock in the open market.

•	Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the overallotment option. If the underwriters sell more shares of common stock than could be covered by the overallotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Electronic Distribution

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Listing; Pricing of the Offering

We intend to apply to have our common stock listed on the NYSE under the symbol “MRT.”

Immediately prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters of this offering. Among the factors that will be considered in determining the initial public offering price are our future prospects and those of our industry in general, our revenues, results of operations and certain other financial and operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Other Relationships

Some of the underwriters and their affiliates have engaged and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and/or our affiliates. They have received and may in the future receive customary fees and commissions for these transactions.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby and certain federal income tax matters will be passed upon for us by Morrison & Foerster LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance US LLP.

EXPERTS

The balance sheets of MedEquities Realty Trust, Inc. at June 30, 2014 and May 5, 2014, the Historical Statement of Revenues and Certain Direct Operating Expenses of Brownsville I.M.P., Ltd. for the year ended December 31, 2013, the Historical Statement of Revenues and Certain Direct Operating Expenses of Eastern LTAC, LLC d/b/a Horizon Specialty Hospital of Henderson for the year ended December 31, 2013, the Historical Statement of Revenues and Certain Direct Operating Expenses of Medistar Dairy Ashford Professional Building, LLC for the year ended December 31, 2013 and the Historical Statement of Revenues and Certain Direct Operating Expenses of Spartanburg Healthcare Realty, LLC for the year ended December 31, 2013, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.medequities.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports and other information with the SEC. These reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

MedEquities Realty Trust, Inc.

Pro Forma Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, except share data)

MedEquities Realty Trust, Inc. (the “Company”), a Maryland corporation, was formed on April 23, 2014 as a self-managed and self-administered company that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments and was initially capitalized on May 5, 2014 when 1,000 shares of its common stock were issued to its founder for total cash consideration of $1. The Company did not commence operations until the completion of its initial private placements on July 31, 2014.

The Company conducts its business through an umbrella partnership REIT, or UPREIT, structure, consisting of the Company’s operating partnership, MedEquities Realty Operating Partnership, LP (the “Operating Partnership”), and subsidiaries of the Operating Partnership, including the Company’s taxable REIT subsidiary, MedEquities Realty TRS, LLC. The Company’s wholly owned limited liability company, MedEquities OP GP, LLC, is the sole general partner of the Operating Partnership, and the Company presently owns all of the limited partnership units of the Operating Partnership, or OP units. In the future, the Company may issue OP units to third parties in connection with healthcare property acquisitions, as compensation or otherwise. There are no OP unit holders for any of the periods presented.

The Company intends to elect to be taxed and to operate in a manner that will allow the Company to qualify as a REIT for U.S. federal income tax purposes for the Company’s short taxable year ending December 31, 2014. As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes its REIT taxable income to its stockholders, subject to other statutory provisions in the Internal Revenue Code of 1986.

The accompanying unaudited pro forma consolidated financial statements have been derived from the historical consolidated financial statements of the Company and the historical statements of revenues and certain direct operating expenses of acquired properties and properties probable of being acquired that are included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet as of June 30, 2014 is presented to reflect adjustments to the Company’s historical balance sheet as if the Company’s initial public offering of its common stock (the “Offering”), the initial private placements and certain real estate property and healthcare-related debt investments described herein were completed on June 30, 2014. The unaudited pro forma consolidated income statements for the six-month period ended June 30, 2014 and the year ended December 31, 2013 are presented as if the Offering, the initial private placements and certain real estate property acquisitions and healthcare-related debt investments described herein were completed on the first day of the annual period presented.

The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with (i) the Company’s balance sheets as of June 30, 2014 and May 5, 2014; (ii) the audited and unaudited statements of revenues and certain direct operating expenses of certain acquired properties and properties probable of acquisition; and (iii) the “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in this prospectus. The Company has based the unaudited pro forma adjustments on available information and assumptions that it believes are reasonable. The following unaudited pro forma combined consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what the Company’s actual financial position would have been as of June 30, 2014 assuming the Offering, the initial private placements and certain real estate property acquisitions and healthcare-related debt investments had all been completed on June 30, 2014, what actual results of operations would have been for the year ended December 31, 2013 and the six months ended June 30, 2014 assuming the Offering, the initial private placements and certain real estate property acquisitions and healthcare-related debt investments were completed on the first day of the annual period presented, and are not indicative of future results of operations or financial condition and should not be viewed as indicative of future results of operations or financial condition.

MedEquities Realty Trust, Inc.

Unaudited Pro Forma Consolidated Balance Sheet

June 30, 2014

Dollars in thousands

		Pro Forma Adjustments
	Historical	Private Placements	Closed Acquisitions	Probable Acquisitions	Other Adjustments		Pro Forma Before Offering		Proceeds from Offering		Use of Proceeds		Company Pro Forma
	A	B	C	D						H		I
Assets
Real estate assets
Land, buildings and improvements, and intangible lease assets	$—	$—	$113,165	$8,419	$—		$121,584					$30,370	$
Mortgage loans	—	—	28,000	—	—		28,000

	—	—	141,165	8,419	—		149,584					30,370
Accumulated depreciation and amortization	—	—	—	—	—		—

Net investment in real estate assets	—	—	141,165	8,419	—		149,584					30,370
Cash and cash equivalents	1	153,636	(133,866)	(8,419)	(824)		10,528					(30,370)
Other assets	—	—	1,300	—	138		1,438

Total Assets	$1	$153,636	$8,599	$—	$(686)		$161,550		$			$—	$

Liabilities and Equity
Liabilities
Notes payable	$—	$—	$—	$—	$—		$—		$		$		$
Accrued liabilities	—	1,989	7,084	—	340	F	9,413	I
Deferred revenue	—	—	1,524	—	—		1,524

Total liabilities	—	1,989	8,608	—	340		10,937
Equity
Common stock	—	108	—	—	—		108
Additional paid in capital	1	151,539	—	—	—		151,540
Dividends paid	—	—	—	—	—		—
Retained earnings	—	—	(9)	—	(1,026)		(1,035)

Total Equity	1	151,647	(9)	—	(1,026)		150,613

Total Liabilities and Equity	$1	$153,636	$8,599	$—	$(686)		$161,550		$		$		$

MedEquities Realty Trust, Inc.

Unaudited Pro Forma Consolidated Income Statement

For the Six Months Ended June 30, 2014

(Dollars in thousands)

		Revenues and Certain Direct Operating Expenses
	MedEquities Realty Trust, Inc.	Spartanburg Healthcare Realty, LLC	Eastern LTAC, LLC	Brownsville I. M. P. Ltd	MediStar Dairy Ashford Professional Building, LLC	Historical Combined	Contractual Leasing and Mortgage Adjustments		Other Pro Forma Adjustments		Pro Forma Before Offering	Company Pro Forma
	AA	BB	BB	BB	BB
Revenues
Rental income	$—	$404	$734	$654	$371	$2,163	$5,119	CC	—		$7,282	$
Mortgage interest	—	—	—	—	—	—	1,288	DD	—		1,288
Other	—	51	85	364	182	682	(472	)EE	—		210

Total revenues	—	455	819	1,018	553	2,845	5,934		—		8,779
Expenses
Depreciation and amortization	—	—	—	—	—	—	—		2,166	FF	2,166
Property-related	—	51	59	426	286	822	(33	)EE	—		789
General and administrative	—	—	—	—	—	—	—		1,199	GG	1,199

Total operating expenses	—	51	59	426	286	822	(33)		3,364		4,153
Operating income	—	404	760	592	267	2,023	5,967		(3,364)		4,626
Other income (expense)
Interest and other income	—	—	—	—	—	—	—		—		—
Interest expense	—	—	—	—	—	—	—		—		—
Income tax expense	—	—	—	—	—	—	—		—		—

Net other expenses	—	—	—	—	—	—	—		—		—
Net Income	$—	$404	$760	$592	$267	$2,023	$5,967		$(3,364)		$4,626	$

MedEquities Realty Trust, Inc.

Unaudited Pro Forma Consolidated Income Statement

For the year ended December 31, 2013

(Dollars in thousands)

		Revenues and Certain Direct Operating Expenses
	MedEquities Realty Trust, Inc.	Spartanburg Healthcare Realty, LLC	Eastern LTACH, LLC	Brownsville I. M. P. Ltd	MediStar Dairy Ashford Professional Building, LLC	Historical Combined	Contractual Leasing and Mortgage Adjustments		Other Pro Forma Adjustments		Pro Forma Before Offering	Company Pro Forma
	AA	BB	BB	BB	BB
Revenues
Rental income	$—	$810	$1,452	$1,307	$743	$4,312	$10,252	CC	—		$14,564	$
Mortgage interest	—	—	—	—	—	—	2,576	DD	—		2,576
Other	—	98	161	750	426	1,435	(953	)EE	—		482

Total revenues	—	908	1,613	2,057	1,169	5,747	11,875		—		17,521

Expenses
Depreciation and amortization	—	—	—	—	—	—	—		4,331	FF	4,331
Property-related	—	98	92	980	607	1,777	(164	)EE	—		1,613
General and administrative	—	—	—	—	—	—	—		2,470	GG	2,470

Total operating expenses	—	98	92	980	607	1,777	(164)		6,801		8,414
Operating income	—	810	1,521	1,077	562	3,970	12,039		(6,801)		9,208

Other income (expense)
Interest and other income	—	—	—	—	—	—	—		—		—
Interest expense	—	—	—	—	—	—	—		—		—
Income tax expense	—	—	—	—	—	—	—		—		—

Net other expenses	—	—	—	—	—	—	—		—		—

Net Income	$—	$810	$1,521	$1,077	$562	$3,970	$12,039		$(6,801)		$9,208	$

Notes to the Unaudited Pro Forma Consolidated Financial Statements

Note 1 — Adjustments to the Pro Forma Consolidated Balance Sheet

(A)	Represents the historical balance sheet of the Company as of June 30, 2014. There have been no operations from the initial capitalization date of May 5, 2014 to June 30, 2014.

(B)	Reflects the following sales of the Company’s common stock:

•	On July 31, 2014, the Company sold an aggregate of 10,351,040 shares of common stock, at a price per share of $15.00, to certain institutional and individual investors, with FBR Capital Markets & Co. (“FBR”), acting as initial purchaser/placement agent and, on August 22, 2014, the Company sold an additional 188,521 shares of common stock pursuant to the exercise by FBR of its option to purchase shares to cover additional allotments, in each case in reliance upon exemptions from registration provided by Rule 144A, Regulation S and Regulation D under the Securities Act (collectively, the “Initial Private Placement”).

•	Concurrently with the completion of the Initial Private Placement, on July 31, 2014, the Company sold an aggregate of 405,833 shares of common stock, at a price per share of $15.00, to certain of the Company’s officers, directors and their family members in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder (the “Management/Director Private Placement”).

The aggregate net proceeds to the Company from the Initial Private Placement and the Management/Director Private Placement, after deducting the initial purchaser’s discount and placement fee and offering expenses payable by the Company, were approximately $151.6 million.

(C)	Reflects the acquisition by the Company of three real estate properties on August 1, 2014 and one medical office building on September 19, 2014 for which purchase price allocations of fair value are still in process. As a condition to, and simultaneously with, the closing of the acquisitions (other than the medical office building), new leases were entered into between the tenants of those properties and the Company. As part of these acquisitions (other than the medical office building), the tenants prepaid first month’s rent in an aggregate amount of $0.7 million that is recorded in deferred revenue. Details of these acquisition transactions are as follows (dollars in thousands):

Property	Location	Property Type	% Leased	Gross Purchase Price		Lease Expiration	GLA/ Square Feet
Kentfield Rehab & Specialty Hospital	Kentfield, CA	LTACH	100.0%	$51,000	(1)	December 2029	40,091
Magnolia Place of Spartanburg	Spartanburg, SC	SNF	100.0	20,000		July 2026	50,397
Horizon Specialty Hospital of Henderson	Las Vegas, NV	LTACH	100.0	20,010	(2)	July 2029	37,209
North Brownsville Medical Plaza	Brownsville, TX	MOB	84.1	$15,155		December 2017 and February 2018	67,682

Total				$106,165			195,379

(1)	Under the lease agreement, the Company has agreed to advance $7,000 to the tenant to fund renovations, and the tenant will be required to draw the full amount no later than June 30, 2015. This amount is reflected in accrued liabilities. As part of the acquisition, the Company received a transaction structuring and closing fee of 1% of the total purchase price that is included in deferred revenue.

(2)	As part of this acquisition, the Company granted a $1,300 lease incentive to the tenant under the terms of the lease that is included in other assets.

Also reflects the funding on August 1, 2014 of the following mortgage notes receivable:

•	An $18.0 million loan secured by a first mortgage on a rehabilitation hospital. The loan bears interest at 9.0% for the first five years at which time it converts to a 15-year amortizing loan requiring payments of principal and interest. As part of this transaction, the Company received an origination fee from the borrower of 1% of the principal balance that is included in deferred revenue.

•	A $10.0 million loan secured by a first mortgage on a rehabilitation hospital. The loan bears interest at 9.0% for the first five years at which time it converts to a 15-year amortizing loan requiring payments of principal and interest. As part of this transaction, the Company received an origination fee from the borrower of 1% of the principal balance that is included in deferred revenue.

(D)	Reflects the acquisition of one medical office building not yet completed but that is considered by management to be probable of occurring prior to completion of the Offering. The Company has entered into a purchase and sale agreement for the acquisition of this property. Details of this property are as follows (dollars in thousands):

Property	Location	Property Type	% Leased	Gross Purchase Price	Lease Expiration(s)	GLA/ Square Feet
Dairy Ashford	Houston, TX	MOB	93.2%	8,419	February 2018	57,800

(E)	Reflects the acquisition of certain corporate property and various prepayments under contractual arrangements, including office rent, insurance and professional services.

(F)	Reflects net amounts incurred but not yet paid primarily associated with the acquisition of certain corporate property and costs related to the formation of the Company.

(G)	Reflects start-up costs incurred related to the formation of the Company and the private placement transactions described above and acquisition costs of acquired properties.

(H)	Reflects gross proceeds from the Offering of $ million, which will be reduced by $ million, net of amounts paid to date, to reflect underwriters’ discounts and commissions and other expenses of the Offering payable by the Company, resulting in net proceeds to the Company of $ million. These costs will be charged against the gross offering proceeds upon completion of the Offering. A summary is as follows (in thousands):

Gross Proceeds	$
Less:
Underwriters’ discount
Offering expenses

Net proceeds	$

(I)	Reflects the acquisition of an approximately 70,000 square foot acute care hospital in Las Vegas, Nevada totaling approximately $27.4 million that has not yet been completed but is considered by management to be probable of occurring. This amount includes $3.0 million of certain furnishings, fixtures and equipment to be installed at the facility, which the Company has agreed to purchase as part of the acquisition. This property is still under development and not yet operational. The Company has entered into a purchase and sale agreement for the acquisition of this property and negotiated a lease with the tenant with an expiration date in March 2030. The acquisition of the property is conditioned upon the lease being executed and entered into simultaneously with the acquisition. The Company will not acquire this property until a certificate of occupancy for the property is issued and the tenant’s lease has commenced, which is expected to occur during the first quarter of 2015.

Note 2—Adjustments to the Pro Forma Consolidated Income Statements

The adjustments to the pro forma consolidated income statements for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

(AA)	As a newly formed entity on April 23, 2014 that did not commence operations until the closing of certain property acquisitions and mortgage note fundings on August 1, 2014, there are no historical results of operations of the Company for the six-month period ended June 30, 2014 and the year ended December 31, 2013.

(BB)	Represents the historical revenues and certain direct operating expenses of real estate properties derived from the statements of revenues and certain direct operating expenses included elsewhere in this prospectus.

(CC)	Reflects the following adjustments:

•	Concurrently with, and as a condition to, the acquisition of Spartanburg Healthcare Realty, LLC, the Company executed a 12-year initial term triple-net lease that expires in July 2026. Rental income recognized under the terms of this executed lease, on a straight-line basis, is $1.0 million and $2.0 million for the six-months ended June 30, 2014 and the year ended December 31, 2013, respectively. The amounts reflected for rental income in the “Historical Combined” column for this property have been eliminated as those amounts are no longer representative of the contractual lease arrangement in place.

•	Concurrently with, and as a condition to, the acquisition of Eastern LTAC, LLC, the Company executed a 15-year initial term triple-net lease that expires in July 2029. Rental income recognized under the terms of this executed lease, on a straight-line basis and net of amortization of the $1.3 million lease incentive, is $0.9 million and $1.7 million for the six-month period ended June 30, 2014 and the year ended December 31, 2013, respectively. The amounts reflected for rental income in the “Historical Combined” column for this property have been eliminated as those amounts are no longer representative of the contractual lease arrangement in place.

•	Concurrently with, and as a condition to, the sale-leaseback acquisition of the Kentfield Rehab and Specialty Hospital, the Company executed a 15-year initial term triple-net lease that expires in December 2029. Rental income recognized under the terms of this executed lease, on a straight-line basis, is $2.6 million and $5.2 million for the six-month period ended June 30, 2014 and the year ended December 31, 2013, respectively.

•	Rental income, including the effects of straight-line rent, totaling $1.1 million and $2.1 million for the six-month period ended June 30, 2014 and the year ended December 31, 2013, respectively, related to the acquisition of a 67,682 square foot medical office building in Brownsville, TX. The amounts reflected for rental income in the “Historical Combined” column for this property have been eliminated as those amounts are no longer representative of the contractual lease arrangements in place.

•	Rental income, including the effects of straight-line rent, totaling $1.4 million and $2.8 million for the six-month period ended June 30, 2014 and the year ended December 31, 2013, respectively, related to the acquisition of an approximately 70,000 square foot acute care hospital in Las Vegas, Nevada that is not yet completed but considered probable of occurring by management. This property is still under development and is expected to be completed in the first quarter of 2015. A lease has been executed and will commence simultaneously with the acquisition of the property. Such lease is a triple-net lease with an initial 15-year term. In addition, the Company has agreed to purchase as part of this acquisition up to $3.0 million of certain furnishings, fixtures and equipment to be installed at the facility, which will increase rental income.

(DD)	Reflects the contractual mortgage interest earned on the two mortgage notes funded by the Company on August 1, 2014 with a portion of the net proceeds of the private placements. See pro forma adjustment (C) in Note 1 for more information.

(EE)	Reflects the elimination of the historical amounts presented for Spartanburg Healthcare Realty, LLC, Eastern LTAC, LLC, and Brownsville I.M.P. Ltd. The leases executed concurrent with the acquisition of these properties are triple-net leases pursuant to which the tenant is responsible for all property-related expenses, including property taxes and insurance.

(FF)	Reflects depreciation and amortization of real estate assets calculated using the following estimated useful lives:

Building	35 to 45 years
Improvements	3.5 to 20 years
Lease intangibles	12 to 15 years
Property furnishing, fixtures, and equipment	5 years

The final determination of the fair value of assets acquired and liabilities assumed, and their related useful life estimates, is in process. Depreciation for corporate property has been calculated using an estimated useful life of three years.

(GG)	Reflects costs associated with salaries and benefits costs paid to the Company’s three executive officers in accordance with the provisions of each executive officer’s employment agreement, compensation to the Company’s members of the Board of Directors, stock-based compensation expense for awards granted to Company officers and members of the Board of Directors and certain other costs for general corporate expenses, including contractual office rent and insurance, all of which pertain to the private placements that closed in July 2014 and which allowed the Company to commence operations. This does not reflect the additional general and administrative expenses that the Company expects to incur as a result of becoming a public company, including but not limited to incremental salaries and equity incentives, board of directors fees and expenses, director’s and officer’s insurance, Sarbanes-Oxley Act of 2002 compliance costs, and incremental legal, audit, and tax fees, as such costs are not currently quantifiable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

MedEquities Realty Trust, Inc.:

We have audited the accompanying balance sheets of MedEquities Realty Trust, Inc. as of June 30, 2014 and May 5, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedEquities Realty Trust, Inc. as of June 30, 2014 and May 5, 2014 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Atlanta, GA

September 24, 2014

MedEquities Realty Trust, Inc.

Balance Sheets

	June 30, 2014	May 5, 2014 (initial capitalization)
Assets
Assets:
Cash	$858	$1,000

Liabilities and Stockholder’s Equity
Stockholder’s Equity:
Common stock, par value $0.01 per share, 1,000 shares authorized, issued and outstanding	$10	$10
Additional paid-in capital	990	990
Retained deficit	(142)	—

Total Stockholder’s Equity	$858	$1,000

See accompanying notes to balance sheet.

MEDEQUITIES REALTY TRUST, INC.

Notes to Balance Sheets

Note 1—Organization and Nature of Business

MedEquities Realty Trust, Inc. (the “Company”), which was incorporated in the state of Maryland on April 23, 2014, is a newly formed, self-managed and self-administered company that invests in a diversified mix of healthcare properties and healthcare-related real estate debt investments. The Company was initially capitalized on May 5, 2014, when it issued 1,000 shares of its common stock to its founder for total cash consideration of $1,000.

The Company’s investment focus is primarily on the following types of healthcare properties: acute care hospitals, short stay surgical and specialty hospitals (such as those focusing on orthopedic, heart, and other dedicated surgeries and specialty procedures), dedicated specialty hospitals (such as inpatient rehabilitation, long-term acute care hospitals and facilities providing psychiatric care), skilled nursing facilities, large and prominent physician clinics, diagnostic facilities, outpatient surgery centers and facilities that support these services, such as medical office buildings.

While the Company’s preferred form of investment is fee ownership of a facility with a long-term triple-net lease with the healthcare provider or operator, the Company also intends to provide debt financing to healthcare providers, typically in the form of mortgage or mezzanine loans. In addition, the Company may provide capital to finance the development of healthcare properties, which the Company may use as a pathway to the ultimate acquisition of pre-leased properties by including purchase options or rights of first offer in the loan agreements.

The Company conducts its business through an umbrella partnership REIT, or UPREIT, structure, consisting of the Company’s operating partnership, MedEquities Realty Operating Partnership, LP (the “Operating Partnership”), and subsidiaries of the Operating Partnership, including the Company’s taxable REIT subsidiary, MedEquities Realty TRS, LLC. The Company’s wholly owned limited liability company, MedEquities OP GP, LLC, is the sole general partner of the Operating Partnership, and the Company presently owns all of the limited partnership units of the Operating Partnership, or OP units. In the future, the Company may issue OP units to third parties in connection with healthcare property acquisitions, as compensation or otherwise.

Holders of OP units, other than the Company, will, after a one-year holding period, subject to earlier redemption in certain circumstances, be able to redeem their OP units for a cash amount equal to the then-current value of the Company’s common stock or, at the Company’s option, for shares of the Company’s common stock on a one-for-one basis, subject to adjustments for stock splits, dividends, recapitalizations and similar events. Holders of OP units will receive distributions equivalent to the dividends the Company pays to holders of the Company’s common stock, but holders of OP units will have no voting rights, except in certain limited circumstances. As the sole owner of the general partner of the Operating Partnership, the Company has the exclusive power to manage and conduct the Operating Partnership’s business, subject to the certain limitations.

The Company intends to elect to be taxed and to operate in a manner that will allow the Company to qualify as a REIT for U.S. federal income tax purposes for the Company’s short taxable year ending December 31, 2014. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles).

As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular

MEDEQUITIES REALTY TRUST, INC.

Notes to Balance Sheets

corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT. Even if the Company qualifies for taxation as a REIT, the Company may be subject to state and local taxes on its income and property and federal income and excise taxes on its undistributed income.

Note 2—Summary of Significant Accounting Policies

(a)	Basis of Presentation

The balance sheets have been prepared by management in accordance with generally accepted accounting principles.

(b)	Start-Up Costs

Start-up costs will be expensed as incurred. Costs related to the formation of the Company and to the subsequent raising of capital have been incurred by certain members of the Company’s management team and were reimbursed to the members of management from the proceeds of the equity offering discussed in note 3 below.

(c)	Cash

The Company’s cash is held in a checking account at a major commercial bank. The Company has paid fees to date to the bank associated with this account of $142.

Note 3—Subsequent Events

(a)	Private Placement Transactions

On July 31, 2014, the Company sold an aggregate of 10,351,040 shares of common stock, at a price per share of $15.00, to certain institutional and individual investors, with FBR Capital Markets & Co.(“FBR”), acting as initial purchaser/placement agent and, on August 22, 2014, the Company sold an additional 188,521 shares of common stock pursuant to the exercise by FBR of its option to purchase shares to cover additional allotments, in each case in reliance upon exemptions from registration provided by Rule 144A, Regulation S and Regulation D under the Securities Act (collectively, the “Initial Private Placement”). Concurrently with the completion of the Initial Private Placement, on July 31, 2014, the Company sold an aggregate of 405,833 shares of common stock, at a price per share of $15.00, to certain of the Company’s officers, directors and their family members in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder (the “Management/Director Private Placement”). The aggregate net proceeds to the Company from the Initial Private Placement and the Management/Director Private Placement, after deducting the initial purchaser’s discount and placement fee and offering expenses payable by the Company, were approximately $151.6 million.

Start-up costs incurred related to the formation of the Company and the private placement transactions described above were approximately $0.9 million.

MEDEQUITIES REALTY TRUST, INC.

Notes to Balance Sheets

(b)	Real Estate Investment Activity

On August 1, 2014, the Company acquired the following properties:

•	A long-term acute care hospital located in California acquired in a sale-leaseback transaction for $51.0 million. The property is 100% leased under a 15-year initial term triple-net lease that expires in December 2029. As part of this transaction, the Company collected a transaction structuring and closing fee of approximately $0.6 million.

•	A long-term acute care hospital located in Nevada acquired for $20.0 million. The property is 100% leased pursuant to a 15-year initial term triple-net lease that expires in July 2029.

•	A skilled nursing facility located in South Carolina acquired for $20.0 million. The property is 100% leased pursuant to a 12-year initial term triple-net lease that expires in July 2026.

On September 19, 2014, the Company acquired a medical office building located in Texas for $15.2 million.

Allocations of the purchase prices of these acquired properties is still in process including the allocations of fair values to land, buildings, and the identification and valuation of any intangibles.

Also on August 1, 2014, the Company funded the following mortgage notes receivable:

•	An $18.0 million mortgage loan secured by a rehabilitation hospital. The loan bears interest at 9.0% for the first five years at which time it converts to a 15-year amortizing loan requiring payments of principal and interest. As part of this transaction, the Company received an origination fee from the borrower of 1% of the principal balance.

•	A $10.0 million mortgage loan secured by a rehabilitation hospital. The loan bears interest at 9.0% for the first five years at which time it converts to a 15-year amortizing loan requiring payments of principal and interest. As part of this transaction, the Company received an origination fee from the borrower of 1% of the principal balance.

(c)	Common Stock Dividends

On September 23, 2014, the Company declared a common stock dividend in the amount of $0.08 per share payable on October 23, 2014 to stockholders of record on October 14, 2014.

Independent Auditors’ Report

The Board of Directors

MedEquities Realty Trust, Inc:

We have audited the accompanying Historical Statement of Revenues and Certain Direct Operating Expenses of Spartanburg Healthcare Realty, LLC for the year ended December 31, 2013, and the related notes (the financial statement).

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and certain direct operating expenses described in Note 5 of Spartanburg Healthcare Realty, LLC for the year ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

We draw attention to Note 2 to the financial statement, which describes that the accompanying financial statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of MedEquities Realty Trust, Inc. and is not intended to be a complete presentation of Spartanburg Healthcare Realty, LLC’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Atlanta, Georgia

August 22, 2014

SPARTANBURG HEALTHCARE REALTY, LLC

Historical Statements of Revenues and

Certain Direct Operating Expenses

(Dollars in thousands)

	Year ended December 31, 2013	Six months ended June 30, 2014
		(Unaudited)
Revenues:
Rental income	$810	$404
Other rental revenue—property tax reimbursement	98	51

Total revenues	908	455

Certain direct operating expenses:
Property taxes	98	51

Total certain direct operating expenses	98	51

Revenues in excess of certain direct operating expenses	$810	$404

See accompanying notes to historical financial statements.

SPARTANBURG HEALTHCARE REALTY, LLC

Notes to Historical Statements of Revenues and

Certain Direct Operating Expenses

Note 1—Business

MRT of Spartanburg SC—SNF, LLC, a subsidiary of MedEquities Realty Trust, Inc. (the Company) expects to acquire certain real estate assets of Spartanburg Healthcare Realty, LLC. Spartanburg Healthcare Realty, LLC owns a single 50,397 square foot, 88-bed skilled nursing facility located in Spartanburg, South Carolina (the Property), which is leased to THI of South Carolina At Magnolia Place At Spartanburg, LLC a wholly owned subsidiary of THI of Baltimore, Inc. under a lease agreement, which originated and commenced on November 21, 2011. Upon completion of the proposed acquisition by the Company, the lease will be amended.

Note 2—Basis of Presentation

The accompanying historical statement of revenues and certain direct operating expenses has been prepared for the purpose of complying with Rule 3-14 of the United States Securities and Exchange Commission Regulation S-X and is not intended to be a complete presentation of the Properties’ revenues and expenses. The financial statements have been prepared on the accrual basis of accounting and require management of the Property to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates. See Note 5 for further description of the certain direct operating expenses.

Note 3—Unaudited Interim Information

In the opinion of the Company’s management all normal and recurring adjustments necessary for a fair presentation (in accordance with Basis of Presentation as described in Note 2) have been made to the accompanying unaudited amounts for the six months ended June 30, 2014.

Note 4—Rental Income

The lease is accounted for as an operating lease. Rental income is recognized on a straight-line basis over the five-year term of the lease agreement with initial base annual rent of $770 thousand commencing December 15, 2012, and escalating annually thereafter at 2.5%. Other rental income includes payments from the tenant for property tax reimbursements.

Note 5—Certain Direct Operating Expenses

Certain direct operating expenses include property taxes, and include only those costs expected to be comparable to the proposed future operations of the Property. Other direct operating expenses are the responsibility of, and paid directly by, the lessee. Costs such as depreciation, amortization, interest, and professional fees are excluded from the financial statements.

Note 6—Commitments and Contingencies

Litigation

The Property may be subject to legal claims that arise in the ordinary course of business. Management is not aware of any legal proceedings of which the outcome is reasonably possible to have a material adverse effect on the Property’s financial condition or results of operations for the periods presented.

SPARTANBURG HEALTHCARE REALTY, LLC

Notes to Historical Statements of Revenues and

Certain Direct Operating Expenses

Other Matters

The Property is subject to various environmental laws of federal, state, and local governments. The Company is not aware of any material environmental liabilities related to the Property that could have a material adverse effect on the Property’s financial condition or results of operations presented.

Note 7—Subsequent Events

The Company has evaluated subsequent events from December 31, 2013 through August 22, 2014, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Independent Auditors’ Report

The Board of Directors

MedEquities Realty Trust, Inc:

We have audited the accompanying Historical Statement of Revenues and Certain Direct Operating Expenses of Eastern LTAC, LLC d/b/a Horizon Specialty Hospital of Henderson for the year ended December 31, 2013, and the related notes (the financial statement).

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and certain direct operating expenses described in Note 5 of Eastern LTAC, LLC d/b/a Horizon Specialty Hospital of Henderson for the year ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

We draw attention to Note 2 to the financial statement, which describes that the accompanying financial statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of MedEquities Realty Trust, Inc. and is not intended to be a complete presentation of Eastern LTAC, LLC d/b/a Horizon Specialty Hospital of Henderson’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Atlanta, Georgia

August 22, 2014

EASTERN LTAC, LLC

d/b/a HORIZON SPECIALTY HOSPITAL OF HENDERSON

Historical Statements of Revenues and

Certain Direct Operating Expenses

(Dollars in thousands)

	Year ended December 31, 2013	Six months ended June 30, 2014
		(Unaudited)
Revenues:
Rental income	$1,452	$734
Other rental revenue	161	85

Total revenues	1,613	819

Certain direct operating expenses:
Insurance	9	7
Property taxes	54	34
Repairs and maintenance	29	18

Total certain direct operating expenses	92	59

Revenues in excess of certain direct operating expenses	$1,521	$760

See accompanying notes to historical financial statements.

EASTERN LTAC, LLC

d/b/a HORIZON SPECIALTY HOSPITAL OF HENDERSON

Notes to Historical Statements of Revenues and

Certain Direct Operating Expenses

Note 1—Business

MRT of Las Vegas NV—LTACH, LLC, a subsidiary of MedEquities Realty Trust, Inc. (the Company) expects to acquire certain real estate assets of Eastern LTAC, LLC. Eastern LTAC, LLC owns a single 37,209 square foot, 39-bed long-term acute care hospital located in Las Vegas, Nevada, (the Property) which is leased to THI of Nevada II at Desert Land, LLC a wholly owned subsidiary of THI of Baltimore, Inc. under a lease agreement, which originated on August 20, 2010 with rent commencement on December 15, 2012. Upon completion of the proposed acquisition by the Company of Las Vegas NV—LTACH, LLC, the lease will be amended.

Note 2—Basis of Presentation

The accompanying historical statement of revenues and certain direct operating expenses has been prepared for the purpose of complying with Rule 3-14 of the United States Securities and Exchange Commission Regulation S-X and is not intended to be a complete presentation of the Property’s revenues and expenses. The financial statements have been prepared on the accrual basis of accounting and require management of the Property to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates. See Note 5 for further description of the certain direct operating expenses.

Note 3—Unaudited Interim Information

In the opinion of the Company’s management all normal and recurring adjustments necessary for a fair presentation (in accordance with Basis of Presentation as described in Note 2) have been made to the accompanying unaudited amounts for the six months ended June 30, 2014.

Note 4—Rental Income

The lease is accounted for as an operating lease. Rental income is recognized as earned over the 16-year term of the lease agreement with initial base annual rent of $1,451,451 commencing December 15, 2012, and escalating annually thereafter at the lesser of the Consumer Price Index For All Urban Consumers, U.S. City Average, “All Items” (as defined in the lease agreement) or 3%. Other rental income includes payments from the tenant for parking, management fees, maintenance, property taxes, and insurance.

Note 5—Certain Direct Operating Expenses

Certain direct operating expenses includes maintenance, property taxes, and insurance, and includes only those costs expected to be comparable to the proposed future operations of the Property. Costs such as management fees, depreciation, amortization, interest, and professional fees are excluded from the financial statements.

Note 6—Commitments and Contingencies

Litigation

The Property may be subject to legal claims that arise in the ordinary course of business. Management is not aware of any legal proceedings of which the outcome is reasonably possible to have a material adverse effect on the Property’s financial condition or results of operations for the periods presented.

EASTERN LTAC, LLC

d/b/a HORIZON SPECIALTY HOSPITAL OF HENDERSON

Notes to Historical Statements of Revenues and

Certain Direct Operating Expenses

Other Matters

The Property is subject to various environmental laws of federal, state, and local governments. The Company is not aware of any material environmental liabilities related to the Property that could have a material adverse effect on the Property’s financial condition or results of operations presented.

Note 7—Subsequent Events

The Company has evaluated subsequent events from December 31, 2013 through August 22, 2014, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Independent Auditors’ Report

The Board of Directors

MedEquities Realty Trust, Inc:

We have audited the accompanying Historical Statement of Revenues and Certain Direct Operating Expenses of Brownsville I.M.P. LTD d/b/a The North Brownsville Medical Plaza for the year ended December 31, 2013, and the related notes (the financial statement).

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and certain direct operating expenses described in Note 5 of Brownsville I.M.P. LTD d/b/a The North Brownsville Medical Plaza for the year ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

We draw attention to Note 2 to the financial statement, which describes that the accompanying financial statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of MedEquities Realty Trust, Inc. and is not intended to be a complete presentation of Brownsville I.M.P. LTD d/b/a The North Brownsville Medical Plaza’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Atlanta, Georgia

August 22, 2014

BROWNSVILLE I.M.P. LTD d/b/a THE

NORTH BROWNSVILLE MEDICAL PLAZA

Historical Statements of Revenues and

Certain Direct Operating Expenses

(Dollars in thousands)

	Year ended December 31, 2013	Six months ended June 30, 2014
		(Unaudited)
Revenues:
Rental income	$1,307	$654
Other rental revenue	750	364

Total revenues	2,057	1,018

Certain direct operating expenses:
Utilities	188	100
Property taxes	185	88
General and administrative	54	27
Insurance	112	43
Repairs and maintenance	288	90
Ground rent	153	78

Total certain direct operating expenses	980	426

Revenues in excess of certain direct operating expenses	$1,077	$592

See accompanying notes to historical financial statements.

BROWNSVILLE I.M.P. LTD d/b/a THE

NORTH BROWNSVILLE MEDICAL PLAZA

Notes to Historical Statements of Revenues and Certain Direct Operating Expenses

Note 1—Business

MRT of Brownsville TX—MOB, LLC, a subsidiary of MedEquities Realty Trust Inc. (the Company), expects to acquire certain real estate assets of Brownsville I.M.P. LTD. Brownsville I.M.P. LTD owns a single 67,682 square foot, multitenant medical office building located in Brownsville, Texas (the Property).

Note 2—Basis of Presentation

The accompanying historical statement of revenues and certain direct operating expenses has been prepared for the purpose of purpose of complying with Rule 3-14 of the United States Securities and Exchange Commission Regulation S-X and is not intended to be a complete presentation of the Property’s revenues and expenses. The financial statements have been prepared on the accrual basis of accounting and require management of the Property to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates. See Note 5 for further description of the certain direct operating expenses.

Note 3—Unaudited Interim Information

In the opinion of the Company’s management all normal and recurring adjustments necessary for a fair presentation (in accordance with Basis of Presentation as described in Note 2) have been made to the accompanying unaudited amounts for the six months ended June 30, 2014.

Note 4—Rental Income

The Property contains medical office space occupied under various lease agreements with tenants. All leases are accounted for as operating leases. Rental income is recognized as earned over the life of the lease agreements on a straight-line basis. Some of the leases include provisions under which the Property is reimbursed for common area maintenance and other operating costs, real estate taxes, and insurance. Revenue related to these reimbursed costs is recognized in the period the applicable costs are incurred and billed to tenants pursuant to the lease agreements. Certain leases contain renewal options at various periods at various rental rates.

Future minimum lease payments to be received under the noncancelable operating leases at December 31, 2013 were as follows (in thousands):

2014	$1,353
2015	1,386
2016	1,424
2017	1,396
2018	125

$5,684

Other rental revenue includes payments from tenants for common area maintenance costs, taxes, insurance, and other tenant bill backs.

BROWNSVILLE I.M.P. LTD d/b/a THE

NORTH BROWNSVILLE MEDICAL PLAZA

Notes to Historical Statements of Revenues and

Certain Direct Operating Expenses

Note 5—Certain Direct Operating Expenses

Certain direct operating expenses include only those costs expected to be comparable to the proposed future operations of the Property. Utilities expense includes electricity, gas, and water. General and administrative expense includes security, cleaning, landscaping, and other general costs associated with operating the Property. Repairs and maintenance expenses are charged to operations as incurred. Costs such as depreciation, amortization, interest, owner management fees, and professional fees are excluded from the financial statements.

Note 6—Commitments and Contingencies

Operating Lease

As of December 31, 2013, the Company was obligated under operating lease agreement consisting of a 75-year ground lease that commenced in 2006 on which the Property resides with expiration in 2081. The Company’s future minimum lease payment for its operating lease as of December 31, 2013 is as follows (in thousands): 2014—$153; 2015—$156; 2016—$159; 2017—$162; 2018—$165; Thereafter—$20,400.

Litigation

The Property may be subject to legal claims that arise in the ordinary course of business. Management is not aware of any legal proceedings of which the outcome is reasonably possible to have a material adverse effect on the Property’s financial condition or results of operations for the periods presented.

Other Matters

The Property is subject to various environmental laws of federal, state, and local governments. The Company is not aware of any material environmental liabilities related to the Property that could have a material adverse effect on the Property’s financial condition or results of operations presented.

Note 7—Subsequent Events

The Company has evaluated subsequent events from December 31, 2013 through August 22, 2014, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Independent Auditors’ Report

The Board of Directors

MedEquities Realty Trust, Inc:

We have audited the accompanying Historical Statement of Revenues and Certain Direct Operating Expenses of Medistar Dairy Ashford Professional Building, LLC d/b/a Dairy Ashford Medical Building for the year ended December 31, 2013, and the related notes (the financial statement).

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and certain direct operating expenses described in Note 5 of Medistar Dairy Ashford Professional Building, LLC d/b/a Dairy Ashford Medical Building for the year ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

We draw attention to Note 2 to the financial statement, which describes that the accompanying financial statement was prepared for the purpose of purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of MedEquities Realty Trust, Inc. and is not intended to be a complete presentation of Medistar Dairy Ashford Professional Building, LLC d/b/a Dairy Ashford Medical Building’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Atlanta, Georgia

August 22, 2014

MEDISTAR DAIRY ASHFORD PROFESSIONAL BUILDING, LLC

d/b/a DAIRY ASHFORD MEDICAL BUILDING

Historical Statements of Revenues and

Certain Direct Operating Expenses

(Dollars in thousands)

	Year ended December 31, 2013	Six months ended June 30, 2014
		(Unaudited)
Revenues:
Rental income	$743	$371
Other rental revenue	426	182

Total revenues	1,169	553

Certain direct operating expenses:
Utilities	154	53
Insurance	19	12
Property taxes	167	89
General and administrative	225	108
Repairs and maintenance	42	24

Total certain direct operating expenses	607	286

Revenues in excess of certain direct operating expenses	$562	$267

See accompanying notes to historical financial statements.

MEDISTAR DAIRY ASHFORD PROFESSIONAL BUILDING, LLC

d/b/a DAIRY ASHFORD MEDICAL BUILDING

Notes to Historical Statements of Revenues and

Certain Direct Operating Expenses

Note 1—Business

MRT of Houston, TX—MOB, LLC, a subsidiary of MedEquities Realty Trust Inc. (the Company), expects to acquire certain real estate assets of Medistar Dairy Ashford Professional Building, LLC. Medistar Dairy Ashford Professional Building, LLC owns a single 57,800 square foot, multitenant medical office building located in Houston, Texas (the Property).

Note 2—Basis of Presentation

The accompanying historical statement of revenues and certain direct operating expenses has been prepared for the purpose of purpose of complying with Rule 3-14 of the United States Securities and Exchange Commission Regulation S-X and is not intended to be a complete presentation of the Property’s revenues and expenses. The financial statements have been prepared on the accrual basis of accounting and require management of the Property to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates. See Note 5 for further description of the certain direct operating expenses.

Note 3—Unaudited Interim Information

In the opinion of the Company’s management all normal and recurring adjustments necessary for a fair presentation (in accordance with Basis of Presentation as described in Note 2) have been made to the accompanying unaudited amounts for the six months ended June 30, 2014.

Note 4—Rental Income

The Property contains medical office space occupied under various lease agreements with tenants. All leases are accounted for as operating leases. Rental income is recognized as earned over the life of the lease agreements on a straight-line basis. Some of the leases include provisions under which the Property is reimbursed for common area maintenance and other operating costs, real estate taxes, and insurance. Revenue related to these reimbursed costs is recognized in the period the applicable costs are incurred and billed to tenants pursuant to the lease agreements. Certain leases contain renewal options at various periods at various rental rates.

Future minimum lease payments to be received under the noncancelable operating leases at December 31, 2013 were as follows (in thousands):

2014	$785
2015	786
2016	730
2017	689
2018	236
2019 and thereafter	69

$3,295

Other rental revenue includes payments from tenants for common area maintenance costs and other tenant bill backs.

MEDISTAR DAIRY ASHFORD PROFESSIONAL BUILDING, LLC

d/b/a DAIRY ASHFORD MEDICAL BUILDING

Notes to Historical Statements of Revenues and

Certain Direct Operating Expenses

Note 5—Certain Direct Operating Expenses

Certain direct operating expenses include only those costs expected to be comparable to the proposed future operations of the Property. Utilities expense includes electricity, gas, and water. General and administrative expense includes security, cleaning, landscaping, and other general costs associated with operating the Property. Repairs and maintenance expenses are charged to operations as incurred. Costs such as depreciation, amortization, interest, owner management fees, and professional fees are excluded from the financial statements.

Note 6—Commitments and Contingencies

Litigation

The Property may be subject to legal claims that arise in the ordinary course of business. Management is not aware of any legal proceedings of which the outcome is reasonably possible to have a material adverse effect on the Property’s financial condition or results of operations for the periods presented.

Other Matters

The Property is subject to various environmental laws of federal, state, and local governments. The Company is not aware of any material environmental liabilities related to the Property that could have a material adverse effect on the Property’s financial condition or results of operations presented.

Note 7—Subsequent Events

The Company has evaluated subsequent events from December 31, 2013 through August 22, 2014, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

            Shares

MEDEQUITIES REALTY TRUST, INC.

Common Stock

PROSPECTUS

FBR

Until                     , 2014 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as soliciting dealers with respect to their unsold allotments or subscriptions.

                     , 2014

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NYSE listing fee.

SEC registration fee	$	*
FINRA filing fee	$	*
NYSE listing fee	$	*
Printing and engraving fees	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous expenses	$	*
Total	$	*

*	To be completed by amendment.

Item 32.	Sales to Special Parties.

The information set forth in Item 33 is incorporated herein by reference.

Item 33.	Recent Sales of Unregistered Securities.

On May 5, 2014, we issued 1,000 shares of our common stock to John W. McRoberts, our Chairman and Chief Executive Officer, in connection with the initial capitalization of our company for an aggregate price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Regulation D thereunder. These shares were repurchased for $1,000 after the initial private placement.

On July 31, 2014, we sold an aggregate of 405,833 shares of our common stock, at a price per share of $15.00, for an aggregate offering price of approximately $6.1 million, to certain of our officers, directors and their family members in a private placement in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder.

On July 31, 2014, we sold an aggregate of 10,351,040 shares of our common stock, at a price per share of $15.00, to certain institutional and individual investors, with FBR Capital Markets & Co., or FBR, acting as initial purchaser/placement agent and, on August 22, 2014, we sold an additional 188,521 shares of our common stock pursuant to the exercise by FBR of its option to purchase shares to cover additional allotments, in each case in reliance upon exemptions from registration provided by Rule 144A, Regulation S and Regulation D under the Securities Act, which we collectively refer to as the initial private placement. The aggregate offering price of the initial private placement was $157.8 million, and the net proceeds from the initial private placement was approximately $145.6 million after deducting initial purchaser’s discount and placement fees of approximately $9.2 million and other offering expenses. In the initial private placement, some of the shares were reoffered by FBR to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, or to certain persons outside of the United States in offshore transactions in reliance on Regulation S under the Securities Act. The remaining shares were offered pursuant to a private placement to “accredited investors,” as defined in Rule 501 under the Securities Act, with FBR acting as the placement agent.

On July 31, 2014 and August 1, 2014, we issued an aggregate of 119,681 and 2,934, respectively, restricted shares of our common stock to our executive officers, non-employee directors and certain other employees and an aggregate of 154,526 and 4,401, respectively, restricted stock units to our executive officers and certain other employees, in each case under the 2014 Equity Incentive Plan and in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Rule 701 thereunder.

Item 34.	Indemnification of Trustees and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves and our bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employees or agents of our company or a predecessor of our company.

We have entered into indemnification agreements with each of our executive officers and directors whereby we have agreed to indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director. In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of MedEquities Realty Operating Partnership, LP, the partnership whose sole general partner is our wholly owned subsidiary.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.” In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of MedEquities OP, GP, LLC, the partnership whose sole general partner is our wholly owned subsidiary.

Insofar as the foregoing provisions permit indemnification of directors, officer or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be contributed to an account other than the appropriate capital account.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b)	Exhibits. The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page herein.

Item 37.	Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closings specified in the purchase agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Nashville, state of Tennessee on the day of                     , 2014.

MEDEQUITIES REALTY TRUST, INC.

By:
John W. McRoberts Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John W. McRoberts and William C. Harlan, and each of them, as his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the shares under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

John W. McRoberts	Chairman and Chief Executive Officer (principal executive officer)	, 2014

William C. Harlan	President and Director	, 2014

Jeffery C. Walraven	Chief Financial Officer (principal financial officer)	, 2014

David L. Travis	Senior Vice President and Chief Accounting Officer (principal accounting officer)	, 2014

Randall L. Churchey	Director	, 2014

Name	Capacity	Date

John N. Foy	Director	, 2014

Elliott Mandelbaum	Director	, 2014

Stuart C. McWhorter	Director	, 2014

James B. Pieri	Director	, 2014

Exhibit Index

Exhibit Number	Exhibit Document

1.1*	Form of Underwriting Agreement.

3.1*	Articles of Amendment and Restatement.

3.2*	Amended and Restated Bylaws.

5.1*	Opinion of Morrison & Foerster LLP.

8.1*	Opinion of Morrison & Foerster LLP.

10.1*	First Amended and Restated Agreement of Limited Partnership of MedEquities Realty Operating Partnership, LP, dated July 31, 2014.

10.2*†	MedEquities Realty Trust, Inc. 2014 Equity Incentive Plan.

10.3*†	Form of Restricted Stock Unit Award Agreement.

10.4*†	Form of Restricted Stock Award Agreement for Officers.

10.5*†	Form of Restricted Stock Award Agreement for Directors.

10.6*†	Employment Agreement, dated as of July 31, 2014, by and among MedEquities Realty Trust, Inc., MedEquities Realty Operating Partnership, LP and John W. McRoberts.

10.7*†	Employment Agreement, dated as of July 31, 2014, by and among MedEquities Realty Trust, Inc., MedEquities Realty Operating Partnership, LP and William C. Harlan.

10.8*†	Employment Agreement, dated as of July 31, 2014, by and among MedEquities Realty Trust, Inc., MedEquities Realty Operating Partnership, LP and Jeffery C. Walraven.

10.9*	Registration Rights Agreement, dated July 31, 2014, by and among MedEquities Realty Trust, Inc. and FBR Capital Markets & Co.

10.10*	Stock Purchase Agreement, dated as of July 25, 2014, by and among MedEquities Realty Trust, Inc. and the Purchasers listed on the signature pages thereto.

10.11*†	Indemnification Agreement by and between MedEquities Realty Trust, Inc. and each of its directors and officers listed on Schedule A thereto.

10.12*	Purchase and Sale Agreement, dated as of June 10, 2014, by and between Eastern LTAC, LLC and MedEquities Realty Trust, Inc.

10.13*	Facility Lease Agreement, dated as of July 18, 2014, by and between MRT of Las Vegas NV—LTACH, LLC, and THI of Nevada II at Desert Lane, LLC.

10.14*	Purchase and Sale Agreement, dated as of June 1, 2014, by and between Kentfield THCI Holding Company, LLC and MedEquities Realty Trust, Inc.

10.15*	Facility Lease Agreement, dated as of July 1, 2014, by and between MRT of Kentfield CA—LTACH, LLC and 1125 Sir Francis Drake Boulevard Operating Company, LLC d/b/a Kentfield Rehabilitation and Specialty Hospital.

10.16*	Purchase and Sale Agreement, dated as of June 10, 2014, by and between Spartanburg Healthcare Realty, LLC and MedEquities Realty Trust, Inc.

10.17*	Facility Lease Agreement, dated as of July 18, 2014, by and between MRT of Spartanburg SC—SNF, LLC, and THI of South Carolina Magnolia Place at Spartanburg, LLC.

10.18*	Purchase and Sale Agreement, dated as of June 24, 2014, by and between Brownsville I.M.P., LTD and MedEquities Realty Trust, Inc.

10.19*	Purchase and Sale Agreement, dated as of June 24, 2014, by and between Medistar Dairy Ashford Professional Building, LLC and MedEquities Realty Trust, Inc.

Exhibit Number	Exhibit Document

10.20*	Purchase and Sale Agreement, dated as of March 19, 2014, as amended as of June 11, 2014 and as amended as of July 15, 2014, by and between Medical Facilities Development Enterprises, LLC and MedEquities Realty Trust, Inc.

10.21*	Term Loan and Security Agreement, dated as of July 31, 2014, by and between Longhorn RE Associates, L.P. and MRT of Amarillo TX—1st Mortgage IRF, LLC.

10.22*	Term Loan and Security Agreement, dated as of July 31, 2014, by and among, Vibra Healthcare, LLC, Vibra Healthcare II, LLC, Vibra Healthcare Real Estate Company II, LLC, Vibra Hospital of Western Massachusetts, LLC and MRT of Springfield MA—1st Mortgage ACH, LLC.

10.23*	BlueMountain Rights Agreement, dated as of July 25, 2014, by and between MedEquities Realty Trust, Inc. and BlueMountain Capital Management, LLC.

10.24*	Form of Stock Purchase Agreement, by and between MedEquities Realty Trust, Inc. and BlueMountain Capital Management, LLC.

21.1*	List of subsidiaries.

23.1*	Consent of KPMG.

23.2*	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

23.3*	Consent of Morrison & Foerster LLP (included in Exhibit 8.1).

24.1*	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.
†	Indicates management contract or compensatory plan.